CONFIDENTIAL TREATMENT REQUESTED BY HAILIANG EDUCATION GROUP INC.

As confidentially submitted to the Securities and Exchange Commission on October 9, 2014

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Hailiang Education Group Inc.

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	8200	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

386, Jiefangbei Road

Diankou Town, Zhuji

Zhejiang Province, PRC 311814

+86-575-8706-3555

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Corporation Service Company

1180 Avenue of the Americas, Suite 210

New York, New York 10036-8401

+1-800-927-9800

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
David T. Zhang, Esq. Benjamin Su, Esq. Kirkland & Ellis 26/F, Gloucester Tower, The Landmark 15 Queen’s Road Central Hong Kong +852-3761-3318	Mitchell S. Nussbaum, Esq. Loeb & Loeb LLP 345 Park Avenue New York, New York 10154 +1-212-407-4159

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered(1)(2)	Proposed maximum aggregate offering price(3)	Amount of registration fee
Ordinary shares, par value US$0.001 per share	US$	US$

(1)	Includes ordinary shares that may be purchased by the underwriter pursuant to an option to purchase additional ADSs. Also includes ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public. These ordinary shares are not being registered for the purposes of sales outside of the United States.
(2)	American depositary shares issuable upon deposit of the ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333- ). Each American depositary share represents ordinary shares.
(3)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

CONFIDENTIAL TREATMENT REQUESTED BY HAILIANG EDUCATION GROUP INC.

The information in this prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting any offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS DATED             , 2014

American depositary shares

Representing              ordinary shares

Hailiang Education Group Inc.

This is an initial public offering of American depositary shares, or ADSs, by Hailiang Education Group Inc. Each ADS represents              ordinary shares, par value $0.001 per share. We are offering             ADSs. Prior to this offering, there has been no public market for our ADSs or ordinary shares. We anticipate the initial public offering price will be between US$              and US$             per ADS.

We have applied to list our ADSs on the [New York Stock Exchange][Nasdaq Global Market] under the symbol “                     .”

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, and Section 3(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Investing in our ADSs involves a high degree of risk. See “Risk Factors” beginning on page 11.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Initial public offering price	US$	US$
Underwriting discounts and commissions	US$	US$
Proceeds to us before expenses	US$	US$

The underwriter has an option to purchase up to              additional ADSs from us at the initial public offering price, less underwriting discounts and commissions, within 45 days from the date of this prospectus, to cover any over-allotment.

The underwriter is selling the ADSs on a “best efforts” basis. The underwriter is selling a minimum of US$15,000,000 and a maximum of US$35,000,000 of our ADSs.

The underwriter expects to deliver the ADSs to purchasers on or about             , 2014.

Network 1 Financial Securities, Inc.

The date of this prospectus is             , 2014

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, ADSs only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our ADSs.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the ADSs or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

Until             , 2014 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade in our ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

Conventions that Apply to this Prospectus

Unless otherwise indicated or the context requires otherwise, references in this prospectus to:

•	“ADRs” are to our American depositary receipts, which, if issued, evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents ordinary shares;

•	“affiliated entities” are to Hailiang Investment and our schools;

•	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this prospectus only;

•	“fiscal year” refers to the period from July 1 of each calendar year to June 30 of the following calendar year;

•	“Gaokao” are to university entrance examinations administered in China;

•	“graduate class” are to the class of students graduated or graduating at the end of a school year;

•	“Hailiang Consulting” are to Zhejiang Hailiang Education Consulting and Services Co., Ltd., our wholly-owned PRC subsidiary;

•	“Hailiang Group” are to Hailiang Group Co., Ltd., a related party;

•	“Hailiang Inc.” are to “Hailiang Education Group Inc.,” our listing entity incorporated in the Cayman Islands;

•	“Hailiang HK” are to “Hailiang Education (HK) Limited,” our wholly owned subsidiary incorporated in Hong Kong which holds 100% of the equity interest in Hailiang Consulting;

•	“Hailiang Investment” are to Zhejiang Hailiang Education Investment Co., Ltd., an entity in which we do not hold any equity interests but which we control through various contractual arrangements;

•	“Mr. Feng” are to Mr. Hailiang Feng, our founder and controlling shareholder. Mr. Feng served as the chairman and chief executive officer of our group and held directorships and management roles in our subsidiaries and affiliated entities until October 2014. Mr. Feng is the founder and chairman of the board of directors of Hailiang Group;

•	“our company,” “we,” “us,” “our” or “our group” are to Hailiang Inc. and, unless the context otherwise requires, all of their subsidiaries and affiliated entities;

•	“our schools” are to Zhuji Hailiang Foreign Language School, Zhuji Private High School and Tianma Experimental School, which are owned and operated by Hailiang Investment;

•	“RMB” or “Renminbi” are to the legal currency of China;

•	“school year” are to the period from September 1 of each calendar year to June 30 of the following calendar year

•	“shares” or “ordinary shares” are to our ordinary shares, par value US$0.001 per share;

•	“US$” are to the legal currency of the United States; and

•	“Zhongkao” are to high school entrance examinations administered in China.

This prospectus contains translations of certain Renminbi amounts into U.S. dollars at specified rates. For amounts not recorded in our consolidated financial statements included elsewhere in this prospectus, unless otherwise stated, all translation of financial data from Renminbi into U.S. dollars has been made at RMB6.2036 to US$1.00, the noon buying rate in effect on June 30, 2014 as set forth in the H.10 Statistical Release of the Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On October 3, 2014, the noon buying rate was RMB6.1385 to US$1.00.

Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriter of its over-allotment option.

ii

Prospectus Summary

This summary highlights information contained elsewhere in this prospectus and does not contain all the information that you should consider before investing in our ADSs. You should carefully read the entire prospectus, including our financial statements and related notes included in this prospectus and the information set forth under the headings “Risk factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before making an investment decision.

Our Business

We are the third largest provider of private K-12 educational services in China and the largest provider of private K-12 educational services in the Yangtze River Delta region (comprising Zhejiang province, Jiangsu province and Shanghai), as measured by the total number of students enrolled in 2012, according to a report prepared by CCID Consulting Co., Ltd., or the CCID Report. According to the same report, in 2013, there were 145,817 private K-12 schools with 33.1 million enrolled students in China and our national market share was 0.051% based on the number of students enrolled. In 2012, there were approximately 10,728 private K-12 schools with 3.6 million enrolled students in the Yangtze River Delta region, and our market share in the region was 0.467% based on the number of students enrolled. We currently operate three centrally managed schools, namely Zhuji Hailiang Foreign Language School, Zhuji Private High School and Tianma Experimental School. These schools are all located in Zhuji city, Zhejiang province in China. Our ultimate Cayman Islands holding company does not have any substantive operations other than indirectly controlling Hailiang Investment, our affiliated entity, which controls and holds our school operations through certain contractual arrangements.

For the 2013/2014 school year, 16,875 students were enrolled in our schools and we employed a total of 1,132 teachers and educational staff. We are dedicated to hiring teachers and educational staff who hold the necessary academic credentials, are dedicated and active professionals in their field, and are committed to improving their students’ academic performance.

We offer our basic educational program and international program at the kindergarten, primary school, middle school and high school levels. Our basic educational program offers curricula with courses mandated by the PRC regulatory authorities, as well as those developed through our own research and development efforts. Our international program also offers curricula mandated by the PRC regulatory authorities and in addition, provides curricula with a focus on preparing students to study abroad. As most of the students in our international program plan to study abroad after they graduate from our middle school and high school programs, we have designed our international program to specifically address the needs of these students in terms of both language and academics. In addition, for students planning to apply for undergraduate programs in the U.S. and the U.K., we provide courses designed to help students become admitted to these programs, such as A-levels courses for U.K. universities and SAT courses for U.S. universities. We have steadily grown our international program from 250 students as of June 30, 2012 to 1,180 students as of June 30, 2014, and many of our students have been accepted to top universities abroad.

With over eighteen years of operation, we believe that we have become one of the most well-known and respected providers of private K-12 educational services in the Yangtze River Delta region. Both Hailiang high schools were recognized as “Key Schools” ( ) and all of Hailiang middle schools and primary schools were recognized as “Model Schools” ( ) by Zhejiang’s Department of Education in recognition of a number of factors, including the quality of education, course design, teacher qualifications and feedback from parents. In 2012, Hailiang Education Group was listed as one of the “Ten Best-Known Private Education Brands in China” ( ) by the China Private Educationalist Association and as one of the “Most Competitive Education Groups” ( ) by Sina.com Education Channel.

We have experienced significant growth in our business. Our revenue increased by 25.0% from RMB349.6 million in the 2012 fiscal year to RMB437.0 million in the 2013 fiscal year and further increased by 5.9% to RMB462.8 million (US$74.6 million) in the 2014 fiscal year, both driven primarily by a general increase in tuition charged per student during the same periods. Our gross profit increased by 29.6% from RMB110.5 million in the 2012 fiscal year to RMB143.2 million in the 2013 fiscal year and further increased by 13.9% to RMB163.1 million (US$26.3 million) in the 2014 fiscal year. Our net profit and comprehensive income increased by 44.7% from RMB85.1 million in the 2012 fiscal year to RMB123.2 million in the 2013 fiscal year and further increased by 14.2% to RMB140.7 million (US$22.7 million) in the 2014 fiscal year. In line with our strategy to increase enrollment in our international program, we have increased the proportion of revenue derived from students enrolled in our international program from 4.1% of revenue in the 2012 fiscal year to 10.8% of revenue in the 2013 fiscal year and 15.1% of revenue in the 2014 fiscal year.

Our Industry

China’s private K-12 educational services market is large and growing. For example, the total number of private K-12 schools increased from 89,383 in 2006 to 145,817 in 2013, and the proportion of students in private K-12 schools against the total number of students in K-12 schools also increased from 8.5% to 16.5% during the same period, according to the CCID Report. This growth is attributable to strong economic growth in the PRC, an increasingly large and affluent urban population, a cultural emphasis on the importance of education and strong government support.

China’s strong economic growth is manifested by its rising gross domestic product, or GDP, and significant increases in disposable income. In particular, the per capita disposable income of urban residents increased by a compound annual growth rate, or CAGR, of 12.6% from 2006 to 2013. Furthermore, according to the CCID Report, the average household spending on educational and cultural entertainment services amounted to 12.7% of total annual per capita consumption in urban areas in 2013.

The amount of disposable income spent on education reflects the strong emphasis Chinese society has historically placed on education. Chinese parents are increasingly willing to dedicate a larger portion of household disposable income to providing their only child with the best education they can afford.

Reflecting people’s growing focus on education, the government at various levels has implemented policies to support private education. In January 2011, the Office of the State Council issued the “Notice of National Education System Reform Pilot Program” (2010-2020). The Notice included a reform pilot project in Zhejiang, where our schools are located, which focused on improving private education, strengthening fiscal support policies for private education and increasing autonomy for private schools.

The number of students enrolled in international school programs has also grown rapidly. According to the CCID Report, there were a total of approximately 144,400 students enrolled in international school programs in 2012 in China, a figure that is expected to rise in the coming years. This increase has been a product of, among other things, an increase in the number of students studying abroad. For example, in 1978 before China’s “reform and opening up,” there were less than 1,000 students studying abroad, while in 2013 there were approximately 413,900 students studying abroad, according to the CCID Report.

We believe that these trends provide a stable and growing demand for our services and provide a firm foundation for future expansion.

Our Competitive Strengths

We believe the following competitive strengths have contributed to, and continue to reinforce, our leadership position in China’s educational services sector and will continue to drive our future growth:

•	Leading provider of private K-12 educational services in China;

•	Strong brand recognition;

•	High quality teachers and specially-designed school programs;

•	Proven track record with high revenue visibility and profitability; and

•	Centralized operation led by strong management.

Our Growth Strategies

Our goal is to further strengthen our leadership position in China’s private K-12 educational services market. We intend to leverage our strong market position and strong brand in pursuing the following strategies:

•	Continue to build our brand and reputation;

•	Further streamline and standardize our operations;

•	Solidify our market leadership by focusing on education quality;

•	Increase enrollment in our international program; and

•	Expand our school network by pursuing strategic acquisitions.

Our Challenges

Our ability to achieve our goals and execute our strategies is subject to risks and uncertainties, including the following:

•	Our ability to charge tuition at levels that will allow us to remain profitable;

•	Our ability to continue to attract and retain students in our schools;

•	Our ability to continue to attract and retain highly qualified teachers and educational staff;

•	Our ability to ensure our students’ satisfaction with their academic performance and college admissions;

•	Our ability to generate demand for the types of educational programs we offer, especially our international program;

•	Our ability to comply with government regulations;

•	Our ability to maintain the reputation and awareness of the “Hailiang” brand;

•	Our ability to expand our geographic reach and compete against our private school and public school competitors; and

•	Our ability to manage any strategic acquisitions effectively.

We rely on certain contractual arrangements to control our affiliated entities. See “Our Corporate History and Structure.” However, we face risks that these contractual arrangements may not be as effective as direct equity ownership in providing us with control over the affiliated entities. For example, any failure by Hailiang

Investment or Mr. Feng, the shareholder of Hailiang Investment, our founder and our ultimate controlling shareholder, to perform the obligations under the contractual arrangements would have a material adverse effect on our financial position and financial performance. Therefore, the enforceability of the contractual arrangements represents significant judgments and assumptions. The equity interests of Hailiang Investment are legally held by Mr. Feng on behalf of our company. Mr. Feng beneficially owns 98.6% of our total ordinary shares issued and outstanding as of June 30, 2014. We rely on Mr. Feng to comply with the terms and conditions of the contractual arrangements. If Mr. Feng is in breach of his contractual obligations under the contractual arrangements and we cannot resolve the dispute with Mr. Feng, we may have to resort to legal proceedings which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings. See “Risk Factors—Risks Relating to Our Corporate Structure.”

We also face other challenges, risks and uncertainties that may materially affect our business, financial condition, results of operations and prospects. In addition, we face risks and uncertainties related to our compliance with applicable PRC regulations and policies. You should consider the risks discussed in “Risk Factors” and elsewhere in this prospectus before investing in our ADSs.

Our Corporate History and Structure

We are an exempted company with limited liability incorporated in the Cayman Islands. We currently operate three private schools offering K-12 educational services in Zhuji, Zhejiang province of China. We started our operations in 1995 when Zhuji Hailiang Foreign Language School, our first private school, was founded by Mr. Feng. Our second private school, namely Zhuji Private High School, was founded by Mr. Feng and Mr. Zhanghuan Meng, or Mr. Meng, in 2001. In November 2011, Mr. Feng purchased 40% of the equity interest in Zhuji Private High School from Mr. Meng and became the sole sponsor of Zhuji Private High School. Our third private school, namely Tianma Experimental School, was jointly acquired by Mr. Feng and Mr. Meng in July 2009. In November 2011, Mr. Feng acquired the 20% equity interest in the school from Mr. Meng and became the sole sponsor of the school. Mr. Meng disposed of his equity interests in our schools in November 2011 in order to raise capital for and pursue other business opportunities. As a result, Mr. Feng owned 100% of the equity interest in each of our three schools. Between 2011 and 2013, we underwent a corporate restructuring in contemplation of this offering, which included the incorporation of our listing entity in the Cayman Islands, Hailiang Inc., our Hong Kong subsidiary, Hailiang HK, and our wholly-owned PRC subsidiary, Hailiang Consulting, and consolidation of our schools under a single affiliated entity, Hailiang Investment. See “Our Corporate History and Structure” for more details.

Foreign ownership in educational services is subject to significant regulations in China. The PRC government regulates the provision of educational services through strict licensing requirements. In particular, PRC laws and regulations currently prohibit foreign ownership of companies and institutions providing compulsory educational services at primary and middle school levels, and restrict foreign investment in educational services businesses at the high school level. Hailiang Inc. is a company incorporated in the Cayman Islands with no substantive operations. Our PRC subsidiary, Hailiang Consulting, is a foreign-owned enterprise and is currently ineligible to apply for and hold licenses to operate, or otherwise own equity interests in, our schools with K-12 educational programs. Due to these restrictions, in December 2013, we, through our PRC subsidiary, Hailiang Consulting, entered into a series of contractual arrangements with (i) our affiliated entities, consisting of Hailiang Investment and the schools which Hailiang Investment owns and operates, and (ii) the shareholder of Hailiang Investment, Mr. Feng, who is also our founder, which enable us to:

•	exercise the power over our affiliated entities;

•	have the exposure or rights to variable returns from our involvement with our affiliated entities; and

•	exercise the ability to affect those returns through use of its power over our affiliated entities.

We do not have any equity interest in our affiliated entities. However, as a result of these contractual arrangements, we control our affiliated entities. We have consolidated the results of our affiliated entities in our consolidated financial statements included elsewhere in this prospectus in accordance with the International Reporting Standards, or IFRS. For a more detailed discussion of the basis of presentation of our consolidated financial statements, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Basis of Presentation.”

If our affiliated entities or Mr. Feng fail to perform their obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that give us effective control. Further, if we are unable to maintain effective control, we would not be able to continue to consolidate the affiliated entities’ financial results with our financial results. Our affiliated entities contributed substantially all of our total consolidated revenues for the 2012, 2013 and 2014 fiscal years. For a detailed description of the risks associated with our corporate structure and the contractual arrangements that support our corporate structure, including risks and uncertainties regarding the validity of these contractual arrangements, the control that these contractual arrangements grant us, our relationships with the shareholder of our affiliated entities, the consequences of our affiliated entities’ bankruptcy and adverse tax consequences of these contractual arrangements, see “Risk Factors—Risks Relating to Our Corporate Structure” and “Risk Factors—Risks Relating to Doing Business in China.”

As a holding company, our ability to pay dividends depends on dividends paid to us by Hailiang Consulting, our wholly-owned PRC subsidiary. Pursuant to PRC laws and regulations, (i) Hailiang Consulting in China can pay dividends to us only out of its accumulated profits, (ii) Hailiang Consulting is required to set aside at least 10% of its after tax profits each year to fund certain statutory reserve funds until the aggregate amount of such reserve funds reaches 50% of its registered capital, and such reserve funds are not distributable as cash dividends, and (iii) any instruments governing Hailiang Consulting’s debt may restrict its ability to pay dividends or make other payments to us. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval by complying with certain routine procedural requirements. Therefore, Hailiang Consulting is able to pay dividends in foreign currencies to us without prior SAFE approval.

The following diagram illustrates our corporate structure as of the date of this prospectus:

Note:

(i)	Mr. Feng is currently in the process of transferring his 100% interest in Brilliant One Development Limited, through an intermediate holding company wholly owned by Mr. Feng, to International Mineral Investment (HK), a company wholly owned by Hailiang Group. Once the transfer is completed, Brilliant One Development Limited will be indirectly controlled, through International Mineral Investment (HK) and Hailiang Group, by Mr. Feng.

(ii)

Each of our schools has been registered as a school that requires reasonable returns. Under PRC laws and regulations, although private education is mainly treated as a public welfare undertaking, sponsors of schools may choose to require “reasonable returns” from the annual earnings of the school after deduction of certain costs, expenses, donations, subsidies and required contributions to development funds. Hailiang Investment is the sponsor of each of the three schools we currently operate as registered pursuant to applicable PRC laws and regulations. For more information regarding the nature of schools requiring reasonable returns under relevant laws and regulations, school sponsorship and difference between sponsorship and ownership under relevant laws and regulations, see “Regulations—Regulations on Private Education—The Law for Promoting Private Education (2003) and the Implementation Rules for the Law for Promoting Private Education (2004).”

The registered principal as registered pursuant to the applicable PRC laws and regulations of each of Zhuji Hailiang Foreign Language School, Zhuji Private High School and Tianma Experimental School is Mr. Baiqing Yuan, Mr. Honggang Xu and Mr. Jianjun Jiang, respectively. These individuals are also executive officers of Hailiang Inc.. For more information, see “Management—Directors and Executive Officers.”

Our Corporate Information

Our principal executive offices are located at 386, Jiefangbei Road, Diankou Town, Zhuji City, Zhejiang Province, 311814, the People’s Republic of China. Our telephone number at this address is +86-575-8706-3555 and our fax number is +86-575-8706-2008. Our registered office in the Cayman Islands is located at the offices of ATC Trustees (Cayman) Limited, Clifton House, 75 Fort Street, P.O. Box 1350, Grand Cayman, KY1-1108, Cayman Islands.

Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our website is www.hailiangschool.com. The information contained on our website is not a part of this prospectus. Our agent for service of process in the United States is Corporation Service Company, 1180 Avenue of the Americas, Suite 210, New York, New York 10036-8401.

The Offering

The following assumes that the underwriter will not exercise its option to purchase additional ADSs in the offering, unless otherwise indicated.

Offering price	We expect that the initial public offering price will be between US$ and US$ per ADS.

ADSs offered by us	ADSs.

Best efforts	The underwriter is selling our ADSs on a “best efforts” basis and is selling a minimum of US$15,000,000 and a maximum of US$35,000,000 of our ADSs.

ADSs outstanding immediately after this offering	ADSs (or ADSs if the underwriter exercises its option to purchase additional ADSs in full).

Ordinary shares outstanding immediately after this offering	ordinary shares (or ordinary shares if the underwriter exercises its option to purchase additional ADSs in full).

[New York Stock Exchange][Nasdaq Global Market] symbol	.

The ADSs	Each ADS represents ordinary shares. The ADSs may be evidenced by ADRs.

The depositary will hold the shares underlying your ADSs and you will have rights as provided in the deposit agreement.

We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares, after deducting its fees and expenses. You may turn in your ADSs to the depositary in exchange for ordinary shares. The depositary will charge you fees for any exchange. We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Over-allotment option	We have granted to the underwriter an option, exercisable within 45 days from the date of this prospectus, to purchase up to an additional ADSs.

Use of proceeds	We estimate that we will receive net proceeds of approximately US$ million from this offering (or US$ million if the underwriter exercises its option to purchase additional ADSs in full), after deducting the underwriting discounts, commissions and estimated offering expenses payable by us and assuming an initial public offering price of US$             per ADS, being the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus.

We plan to use the net proceeds we receive from this offering for the following purposes:

•	approximately US$ million for acquisition of additional schools (although currently we are not negotiating any acquisitions);

•	approximately US$ million for leasehold improvement;

•	approximately US$ million for marketing to enhance our brand;

•	approximately US$ million to recruit additional administrative staff; and

•	approximately US$ million to enhance our information technology systems and our general working capital.

See “Use of Proceeds” for additional information.

Lock-up	We, our directors and executive officers, and all of our existing shareholders have agreed with the underwriter, subject to certain exceptions, not to sell, transfer or otherwise dispose of any ADSs, ordinary shares or similar securities for a period of 180 days after the date of this prospectus. See “Underwriting” for more information.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of risks you should carefully consider before investing in the ADSs.

Depositary	Deutsche Bank Trust Company Americas.

The number of ordinary shares that will be outstanding immediately after this offering is based on ordinary shares outstanding as of the date of this prospectus.

Summary Consolidated Financial Data

You should read the following information concerning us in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

We present below summary consolidated financial data for the periods indicated. The following summary consolidated statements of comprehensive income data for the years ended June 30, 2012, 2013 and 2014 and the summary consolidated statements of financial position data as of June 30, 2013 and 2014 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statement of financial position data as of June 30, 2012 has been derived from our audited consolidated financial statements that are not included in this prospectus. The consolidated financial statements are prepared and presented in accordance with IFRS. Historical results are not necessarily indicative of the results for any future periods.

	Year Ended June 30,
	2012	2013	2014
	RMB	RMB	RMB	US$
	(In thousands)
Consolidated Statements of Comprehensive Income Data:
Revenue	349,597	436,994	462,754	74,594
Cost of revenue	(239,066)	(293,763)	(299,683)	(48,308)

Gross profit	110,531	143,231	163,071	26,286
Other income	4,051	4,094	1,792	289
Selling expenses	(16,297)	(17,630)	(15,635)	(2,520)
Administrative expenses	(24,751)	(23,080)	(28,622)	(4,614)

Results from operating activities	73,534	106,615	120,606	19,441
Net finance income	11,582	16,575	20,066	3,235

Profit before tax	85,116	123,190	140,672	22,676
Tax expense	—	—	—	—

Profit and comprehensive income for the year	85,116	123,190	140,672	22,676

Attributable to:
Equity owner of Hailiang Investment	83,026	123,190	140,672	22,676
Non-controlling interests	2,090	—	—	—

	As of June 30,
	2012	2013	2014
	RMB	RMB	RMB	US$
	(In thousands)
Consolidated Statements of Financial Position Data:
Cash and cash equivalents	29,152	26,403	42,003	6,771
Total assets	354,701	493,846	638,922	102,992
Total equity	292,930	416,120	556,792	89,753
Current liabilities	61,771	77,726	82,130	13,239
Total liabilities	61,771	77,726	82,130	13,239

Risk Factors

An investment in our ADSs involves a high degree of risk. You should carefully consider all of the information in this prospectus, including the risks and uncertainties described below, before you decide to buy our ADSs. Any of the following risks could have a material and adverse effect on our business, prospects, financial condition and results of operations. In any such case, the trading price of our ADSs could decline, and you could lose all or part of your investment.

Risks Relating to Our Business and Industry

We may be unable to charge tuition at sufficient level to be profitable or raise tuition as planned.

Our results of operations are affected by the pricing of our educational programs. We charge tuition based on the student’s grade level and whether the student attends our basic educational program or international program. Tuition we charge includes courses, books, boarding, extracurricular activities and other school services. Subject to the applicable regulatory requirements, we generally determine tuition based on the demand for our educational programs, the cost of our educational services and the tuition and the fees charged by our competitors. Although we have been able to increase tuition in the past, there is no guarantee that we will be able to maintain or increase our tuition in the future.

In addition, the tuition we charge for some of our education programs is subject to regulatory restrictions. See “The tuition, accommodation and other fees charged by our K-12 schools and student enrollment at these schools are subject to regulation by the Chinese government, and our revenue is highly dependent on the level of these fees and the number of students enrolled.” Furthermore, the tuition we charge is subject to a number of other factors beyond our control such as the perception of our brand, the academic success of our students, our ability to hire qualified teachers and economic conditions generally and particularly in Zhuji city, where are schools are located. Any significant deterioration in these factors could have a material adverse effect on our ability to charge tuition at sufficient level for us to be profitable.

We may fail to continue to attract and retain students in our schools.

The success of our business largely depends on the number of students enrolled in our current schools and in any new schools we may establish or acquire in the future, as well as on the amount of tuition our students and parents are willing to pay. Therefore, our ability to continue to attract students to enroll in our schools is critical to the continued success and growth of our business. The success of our efforts to enroll students will depend on several factors, including without limitation our ability to:

•	enhance existing programs to respond to market changes and student demands;

•	develop new programs that appeal to our students;

•	expand our geographic reach;

•	manage our growth while maintaining the consistency of our teaching quality;

•	effectively market our schools and programs to a broader base of prospective students;

•	develop and license additional high-quality educational content; and

•	respond to the increasing competition in the market.

In addition, local and provincial government authorities may impose restrictions on the number of students we can recruit or the areas in which we can recruit students. Our business, financial condition and results of operation could be materially and adversely affected if we cannot maintain or increase our enrollment as we expand our programs.

We may fail to continue to attract and retain teachers and we may not be able to maintain consistent teaching quality throughout our schools.

Our teachers are critical to maintaining the quality of our educational programs and services, and to maintaining our brand and reputation. We must continue to attract qualified teachers who have a strong command of their subject areas and who meet our qualifications. Currently, there is a well-publicized nationwide shortage of teachers and other educational professionals in the PRC. There are also a limited number of teachers in China with the necessary experience, expertise and qualifications that meet our requirements. We also must provide competitive compensation packages to attract and retain qualified teachers.

Our teacher retention rates as of June 30, 2012, 2013 and 2014 were 89.3%, 88.4% and 91.6%, respectively. “Retention rate” is calculated as 100% minus the quotient of the number of teachers who cease being employed during the period by the number of teachers at the beginning of that period (not including teachers hired during that period). In addition, we plan to increase the proportion of students enrolled in our international program and increase course offerings. Doing so will require a greater number of teachers from overseas. As the market for qualified foreign teachers is extremely competitive, we cannot guarantee that we can maintain or increase our number of foreign teachers.

Shortages of qualified teachers, or significant decreases in the quality of our educational programs and services, whether actual or perceived in one or more of our schools, or an increase in hiring costs, may have a material and adverse effect on our business and our reputation. In addition, we may not be able to hire and retain enough qualified teachers to maintain consistent teaching quality in different locations should we establish and/or acquire additional schools as anticipated. Further, any inability to retain teachers may adversely affect our Hailiang brand and significantly increasing teacher salaries may have a material adverse effect on our business, financial condition and results of operations.

Our students’ academic performance may fall and satisfaction with our educational services may otherwise decline.

The success of our business depends on our ability to deliver a satisfactory learning experience and ensure the academic performance of our students. Our schools may not be able to meet students’ and parents’ expectations for academic performance or help them achieve their college admissions goals. A student may not experience expected academic improvement and his or her performance may otherwise decline significantly due to reasons beyond our control. There is no assurance that we can provide learning and school experiences that are satisfactory to all of our students. Student and parent satisfaction with our services may decline. We may also experience negative publicity or a decrease in word-of-mouth referrals. In addition, we cannot ensure that our students will be accepted to universities at rates we have experienced in the past, and parents and students may not be satisfied with our ability to help students gain admission to universities. Any such negative developments could result in a student’s withdrawal from our schools. Although we have not experienced any significant school withdrawals in the past, if our student retention rate decreases significantly or if we otherwise fail to continue to attract and recruit students, our business, financial condition and results of operations may be materially and adversely affected.

Our historical results, growth rates and profitability may not be indicative of our future performance.

We have experienced growth in revenue and profitability in recent years. Our historical growth was driven by both the expansion of our existing schools as well as by our acquisition of an additional school in 2009. In addition, our growth in the past three fiscal years was primarily driven by the increase in levels of tuition and fees we charge our students.

Our financial condition and results of operations may fluctuate due to a number of other factors, such as expansion and related costs in a given period, our ability to maintain and increase our profitability and to enhance our operational efficiency, increased competition and market perception and acceptance of any newly introduced educational programs in any given year. In addition, while we plan to increase the proportion of our students enrolled in our international program, there is no guarantee that we will be able to do so successfully. Furthermore, we may not be successful in continuing to increase the number of students admitted to the schools we operate, and we may not be as successful as we expect in identifying and acquiring additional schools.

We may not sustain our past growth rates in future periods, and we may not sustain profitability on a quarterly or annual basis in the future. Our historical results, growth rates and profitability may not be indicative of our future performance. Our ADSs could be subject to significant price volatility should our earnings fail to meet the expectations of the investment community. Any of these events could cause the price of our ADSs to materially decrease.

If fewer Chinese students choose to study abroad, especially in the United States, Canada and the United Kingdom, demand for our international program may decline.

One of the principal drivers of the growth of our international program is the increasing number of Chinese students who choose to study abroad, especially in the United States, Canada and the United Kingdom, reflecting the growing demand for higher education in overseas countries by Chinese students. As such, any restrictive changes in immigration policy, terrorist attacks, geopolitical uncertainties and any international conflicts involving these countries could increase the difficulty for Chinese students to obtain student visas to study overseas, or decrease the appeal of studying in such countries to Chinese students. Any significant change in admission standards adopted by overseas educational institutions could also affect the demand for overseas education by Chinese students. If overseas education institutions significantly reduce their reliance on or acceptance of admission and assessment tests, such as TOEFL, IELTS or the Scholastic Assessment Test, or the SAT, the difficulty for Chinese students to meet the new admission standards could significantly increase, which could in turn negatively affect the demand for overseas education by Chinese students. Additionally, Chinese students may also become less attracted to studying abroad due to other reasons, such as improving domestic educational or employment opportunities associated with increased economic development in China. These factors could cause declines in the demand for our international program, which may adversely affect our revenue and profitability.

The tuition, accommodation and other fees charged by our K-12 schools and student enrollment at these schools are subject to regulation by the Chinese government, and our revenue is highly dependent on the level of these fees and the number of students enrolled.

The regulatory authorities in China, at both the national and local levels, have broad powers to regulate the tuition, accommodation and other fees charged by K-12 schools as well as the student enrollment levels at these schools. As a result, new regulations could adversely impact the tuition, accommodation and other fees we may charge for our school programs and the level of student enrollment at our schools. In particular, the regulatory authorities impose a maximum ceiling on the amount of tuition we can charge. For example, the most recent ceiling on the amount of tuition and boarding expenses we can charge was set out by the Zhuji branch of the MOE in November 2012, which sets forth the maximum amounts of tuition and boarding expenses for primary school, middle school and high school as RMB31,000 per student, RMB33,000 per student and RMB35,000 per student, respectively. In addition, pursuant to the registration documents filed with local authorities for the 2013/2014 school year, we are approved to charge RMB50,000 to RMB60,000 for our international program. There is currently no maximum amount set for our kindergarten or international program. See “Regulations—Regulations on Private Education—The Law for Promoting Private Education (2003) and the Implementation Rules for the Law for Promoting Private Education (2004).” In addition, we are also required to propose, on an annual basis, the student admission numbers for our primary, middle and high school programs, which are subject to the review and approval of the regulatory authority in charge of education. We may not admit more than the number that is approved by the regulatory authority. There is currently no limit as to the number of students we may admit for our kindergarten and international program. In light of the significant increase in tuition and other education-related fees in recent years, regulatory authorities may impose stricter price control on educational charges in the future. As part of their efforts to regulate the private education industry, they may also impose stricter student annual enrollment quotas. If the fees were to decrease or were not allowed to increase in line with increases in our costs, or if student enrollment at our private K-12 schools were otherwise restricted, our business, financial condition and results of operations may be materially and adversely affected.

We are exposed to the concentration risks as all of our schools are currently located in a single city.

Our three schools are currently located in Zhuji city in Zhejiang province. While we hope to expand into other cities in the future, we anticipate that the vast majority of our business operations in the short-term will be concentrated in Zhuji city. As such, any material adverse social, economic or political development, or any natural disaster or epidemic affecting that region could have a material and adverse effect on our business, financial condition and results of operations. We would also be materially and adversely affected if new regulations relating to the private K-12 education business were adopted in Zhejiang province or Zhuji city that placed additional restrictions or burdens on us.

In addition, because we currently operate only three schools, any material negative development with respect to any of these schools could have a material adverse effect on our business, financial condition and results of operation as a whole.

Our business depends on the strength of our Hailiang brand in the market.

Our business operation and future growth are highly dependent on the awareness and recognition of our Hailiang brand. We believe that maintaining and enhancing the Hailiang brand is critical to our competitive advantage and to the growth of our business. The consistency and quality of our educational programs and services are critical to our brand and reputation. As we continue to grow in size, and expand our presence and geographical reach, it may be more challenging to maintain the quality and consistency of our services. Any negative publicity about our programs, services or schools, regardless of its veracity, could harm our brand image. In addition, in order to retain existing students and attract new students as well as to recruit and to retain qualified teachers, we plan to continue to make significant expenditures maintaining and enhancing our positive brand image and brand loyalty. See “Business—Marketing” for a description of such efforts. We may not be able to successfully execute our brand promotion plan and as a result, our reputation and business may be materially and adversely affected.

The private for-profit K-12 education business is relatively new and may not gain wide acceptance in China.

Our future is highly dependent upon the acceptance, development and expansion of the market for private for-profit K-12 educational services in China. The private for-profit K-12 educational services market started to develop in the early 1990s and has grown significantly due to favorable policies enacted by the Chinese government. Zhuji Hailiang Foreign Language School, our first private K-12 school, was established in 1995. In 1997, the State Council of the PRC promulgated the first regulation to promote the private education industry in China. However, private educational services on a for-profit basis were not permitted in China until 2003 when the Law of the People’s Republic of China on the Promotion of Privately-run Schools became effective. Our three schools, namely Zhuji Hailiang Foreign Language School, Zhuji Private High School and Tianma Experimental School, are among the earliest private schools in China to operate on a for-profit basis.

The development of this market has been accompanied by significant press coverage and public debate concerning the management and operation of private for-profit schools. Significant uncertainty remains in China as to public acceptance of this business model. In addition, there is significant uncertainty relating to the application and interpretation of PRC law as it relates to the promotion of the private for-profit education industry. For example, certain favorable policies referenced in PRC law are available to private schools, such as preferential tax treatment. To date, however, no separate policies, regulations or rules have been introduced by the authorities in this regard. If this business model fails to gain wide acceptance among the general public, especially among students and their parents, or if the favorable regulatory environment otherwise changes in the future, we may be unable to grow our business and the market price of our ADSs could be materially and adversely affected.

We may fail to successfully develop and introduce new educational services and programs.

One of our growth strategies is to continue to maintain and introduce diversified educational programs. We may also need, from time to time, to introduce additional educational services and programs to meet market demand. The future success of our business depends partly on our ability to develop new educational services and programs. The planned timing or introduction of new educational services and programs is subject to risks and uncertainties. Actual timing may differ materially from any originally proposed timeframes. Unexpected operational, technical or other issues could delay or prevent the introduction of one or more of our new educational services or programs. In addition, significant investment of human capital, financial resources and management time and attention may be needed based on a particular feature of our newly introduced educational programs. If we fail to manage the expansion of our portfolio of educational programs efficiently and cost-effectively, our business could be negatively affected. Moreover, we cannot assure you that any of our new services and programs will achieve market acceptance or generate incremental revenue or that our operation of such new services or programs will comply with our business scope or applicable licensing requirements. If our efforts to develop, market and sell our new educational services and programs to the market are not successful, our business, financial position and results of operations could be materially and adversely affected.

We may not be able to continually enhance our educational services and adapt them to rapid pedagogical innovations and evolving test methods and student needs and preferences.

The quality of our educational services and student and parent satisfaction are vital to the success of our business. The educational services market is characterized by rapid pedagogical innovations and evolving test methods and student needs and preferences. We must quickly identify areas for changes, improvements and enhancements of our programs and services to adapt to any pedagogical innovation, changes in test methods and curriculum and evolving student needs and preferences.

For example, a significant part of our educational services focuses on middle school and high school education. There are continual changes in the focuses of the subjects and questions tested on standardized tests, such as the Zhongkao and the Gaokao, the two most significant tests for Chinese students. These tests are administered by local government authorities and are critical in determining admission into high school, in the case of the Zhongkao, and college, in the case of the Gaokao. The format of these tests and the manner in which such standardized tests are administered are also changing, especially in Zhejiang province, one of the pioneers in educational reform and innovation. In particular, in 2009, Zhejiang Province implemented its new Gaokao regime, where two new types of evaluations, namely High School Graduation Exam and the Comprehensive Quality Evaluation, were incorporated into the undergraduate admission process. The new regime also allowed universities to use their self-designed tests, as opposed to the standard tests designed by the government, in their admission process. In addition, on a national level, some top universities in China, including Tsinghua University and Peking University, have been allowed to recruit a certain percentage of students through independently administered tests and admission procedures in recent years. While college applicants are still required to have a Gaokao score above a certain threshold, the Gaokao scores for these applicants will not be the sole determining factor in the admission process. In 2009, 76 universities and colleges were allowed to recruit students through independently administered tests and admission procedures according to a notice promulgated by the MOE on December 12, 2008. The number of such universities and colleges increased to more than 100 in 2013 and may increase further in the future.

These changes require us to continually update and enhance our curriculum, educational materials and our teaching methods. Any inability to track and respond to changes in the educational field in a timely and cost-effective manner would make our educational services and programs less attractive to students, which may materially and adversely affect our students’ academic performance, our reputation and ability to continue to attract and retain students. Furthermore, we understand that PRC regulatory authorities have reformed and may continue to reform the K-12 curriculum we are required to teach at our schools. Therefore, school curriculum will likely undergo changes and our services, programs and educational materials will need to adapt to such changes.

We may not be able to adapt to these planned changes, enhancements and developments in a timely and cost-effective manner. If changes to our programs and services are delayed or are not aligned with changes in market expectations, needs or preferences, we may lose market share, and our business, financial condition and results of operations could be materially and adversely affected.

We face significant competition and we may fail to compete effectively.

The private K-12 education sector in China is rapidly evolving, highly fragmented and competitive, and we expect competition in this sector to persist and intensify. See “Business—Competition” for more information relating to the competitive landscape of the industry in which we compete. Competition could result in loss of market share and revenue, lower profit margins and limitations on our future growth. Some of our competitors, particularly public schools, have governmental support in forms of government subsidies and other payments or fee reductions. These competitors may devote greater resources, financial or otherwise, than we can to student recruitment, campus development and brand promotion and respond more quickly than we can to changes in student demands and market needs. Our student enrollment and retention may decrease due to intense competition. We may be required to reduce tuition and other fees or increase spending in response to competition in order to attract or retain students or pursue new market opportunities. As a result, our revenue, profit and profit margin may decrease. We cannot assure you that we will be able to compete successfully against current or future competitors. If we are unable to maintain our competitive position or otherwise fail to respond to competitive pressures effectively, we may lose market share and our business, financial condition and results of operations may be materially and adversely affected.

We may not be able to manage our business expansion and strategic acquisitions effectively.

We plan to continue to expand our presence through organic growth and strategic acquisitions. In particular, to support our continued growth and to strengthen our market share in the region in which we currently operate, we need to establish or acquire new schools. We also need to establish or acquire new schools in other regions to expand geographically. Expansion has resulted, and will continue to result, in substantial demands on our management and on our operational, technological and other resources. To manage our expected growth, we will be required to expand our existing managerial, operational, technological and financial systems. We also need to expand, train, manage and retain our growing employee base. Significant financial resources may also be needed to support our planned growth. We cannot assure you that our current and planned managerial, operational, technological and financial systems will be adequate to support our future operations, or that we will be able to effectively and efficiently manage the growth of our operations or recruit and retain qualified personnel. There is no assurance that we will obtain financial resources at commercial terms that are acceptable to us on a timely basis, or at all, to support our planned growth. Any failure to effectively and efficiently manage our expansion may materially and adversely affect our ability to capitalize on new business opportunities, which in turn may have a material adverse effect on our financial condition and results of operations.

In addition, as a core part of our growth strategy, we intend to pursue selective strategic acquisitions and maximize synergies through integration of acquired entities. Our strategic acquisitions involve substantial risks and uncertainties, including:

•	our ability to identify and acquire targets in a cost-effective manner;

•	our ability to obtain approval from relevant government authorities for the acquisitions and to comply with applicable rules and regulations for acquisitions, including those relating to the transfer of school properties and facilities relating to the acquisitions;

•	our ability to obtain financing to support our acquisitions;

•	our ability to generate sufficient revenue to offset the costs and expenses of acquisitions, including the possibility of failure to achieve the intended revenue and other benefits expected from the acquisitions;

•	potential ongoing financial obligations in connection with the acquisitions, including any expenses in connection with impairment of goodwill recognized in connection with the acquisitions and potential unforeseen or hidden liabilities of any acquired entity, such as litigation claims or tax liabilities;

•	the diversion of resources and management attention from our existing businesses; and

•	potential loss of, or harm to, employee or customer relationships as a result of ownership changes in the acquired entities.

If any one or more of these risks or uncertainties materializes or if any of the strategic objectives we contemplate are not achieved, our strategic acquisitions may not be beneficial to us and may have a material adverse effect on our business, financial condition and results of operations.

We may not be able to successfully integrate businesses that we acquire, which may cause us to lose anticipated benefits from such acquisitions and to incur significant additional expenses.

One of our growth strategies is to grow by acquisitions of additional schools. It is challenging to integrate business operations and management philosophies of acquired schools. The benefits of our future acquisitions depend in significant part on our ability to integrate management, operations, technology and personnel. The integration of acquired schools is a complex, time-consuming and expensive process that, without proper planning and implementation, could significantly disrupt our business and operations. The main challenges involved in integrating acquired entities include the following:

•	consolidating service and product offerings;

•	retaining qualified education professionals of any acquired entity;

•	consolidating and integrating corporate information technology and administrative infrastructure;

•	ensuring and demonstrating to our students and their parents that the acquisitions will not result in any adverse changes to our brand image, reputation, service quality or standards;

•	preserving strategic, marketing or other important relationships of any acquired entity and resolving potential conflicts that may arise with our key relationships; and

•	minimizing the diversion of our management’s attention from ongoing business concerns.

We may not successfully integrate our operations and the operations of schools we acquire in a timely manner, or at all, and we may not realize the anticipated benefits or synergies of the acquisitions to the extent, or in the timeframe, we anticipated, which may have a material adverse effect on our business, financial condition and results of operations.

Any deterioration in our relationships with providers of international educational services may adversely affect our business.

We have entered into cooperative relationships with various overseas schools and institutions to provide resources for our international program. We derive direct benefits from these relationships such as the ability to offer more diverse programs and classes and the ability to charge a premium for the programs we teach with other educational service providers. We also derive indirect benefits from these relationships such as enhancement of our Hailiang brand and reputation, and exposure to overseas educational methods and experiences.

If our relationships with any of these educational service providers deteriorate or are otherwise damaged or terminated, or if the benefits we derive from these relationships diminishes, whether as a result of our own actions, actions of any third-party, including our competitors, or of regulatory authorities or other entities beyond our control, our business, prospects, financial condition and results of operations would be harmed.

We must regularly apply for licenses to operate our schools and any failure to secure a license could adversely impact our business.

Every five years we must apply to the Zhuji Municipal Education Bureau to renew the licenses to operate our schools. The licenses for operating our three schools will expire in November 2016. While we anticipate that we will be able to renew such licenses, there can be no assurance that such licenses will be renewed as a matter of course and that new conditions will not be imposed in connection therewith. Any failure to obtain the proper licenses would have a material adverse effect on our business, results of operations and financial condition.

Our business is subject to seasonal fluctuations, which may cause our operating results to fluctuate from quarter to quarter. This may result in volatility and adversely affect the price of our ADSs.

We have experienced, and expect to continue to experience, seasonal fluctuations in our results of operations, primarily due to seasonal changes in service days and student enrollments. We recognize revenue from the delivery of educational services on a straight-line basis over the school year. However, our costs and expenses, vary significantly and do not necessarily correspond with our recognition of revenue. We expect quarterly fluctuations in our revenues and results of operations to continue. These fluctuations could result in volatility and adversely affect the price of our ADSs.

Our business depends on the continuing services of our senior management team and other key personnel, and our business may be harmed if we lose their services.

Our future success depends heavily upon the continuing services of the members of our senior management team. Competition for experienced management personnel in the private K-12 education market is intense, the pool of qualified candidates is very limited, and we may not be able to retain the services of our senior executives or key personnel, or attract and retain high-quality senior executives or key personnel in the future. If one or more of our senior executives or other key personnel, including the principals of our schools, are unable or unwilling to continue their services, we may not be able to replace them in a cost-efficient and timely manner, or at all. In addition, if any member of our senior management team or any of our other key personnel joins a competitor or forms a competing company, we may lose teachers and we may not be able to maintain or recruit students. If any such negative development occurs, our business may be materially disrupted and our financial condition and results of operations may be materially and adversely affected.

We may not be able to renew leases, control rent increases at our existing schools or obtain leases for new schools at reasonable terms.

We lease all real properties used by our schools with a total combined gross floor area and site area of approximately 270,000 square meters from Zhejiang Hailiang Education Group Ltd. which is controlled by

Mr. Feng, our controlling shareholder. Historically, we paid RMB4.6 million, RMB9.6 million and RMB9.6 million (US$1.5 million) in rental for these properties which amounted to 1.3%, 2.2% and 2.1% of our revenue in the 2012, 2013 and 2014 fiscal years, respectively.

The terms of our current leases are for twenty years. All of our current leases contain priority renewal provisions which provide that we have the right of first refusal to renew the lease upon the expiration of the lease. Under the leasing agreements, we can terminate the lease at any time without cause, provided we notify the lessor in writing three months in advance. The lessor may only terminate the agreements upon a written notice to us one year in advance for any unapproved sublease by the lessee, unapproved modification to the premises, failure to pay rent for more than 60 days or use of the properties for illegal activities. To terminate the leases for other causes, the lessor would have to give us written notice one year in advance and obtain our consent to such termination. However, there is no assurance that the lessor will observe its obligations under these leasing agreements. As a result, at the end of each year or the term of the lease, we may fail to reach an agreement for a rental price or otherwise fail to continue to lease the properties. We may be forced to relocate the affected operations to a new location, which could involve substantial rent increases and material business interruption.

In addition, we cannot assure you that the lessor has duly obtained the title certificates of the properties subject to our leases or otherwise has the right to lease the properties. In particular, as of June 30, 2014, the lessor has failed to provide title certificates to properties associated with Tianma Experimental School and Zhuji Hailiang Foreign Language School that have an aggregate gross site area of approximately 22,727 square meters, representing 8.0% of all of our leased properties as of the same date. If any of our leases were terminated as a result of challenges by third-parties or governmental authorities, we may be forced to relocate the affected operations and incur significant expenses. We might also be liable or incur costs associated with potential defects in the properties we lease. We may also be required to pay fines or damages as a result of our use of such properties. There is no assurance that we may find suitable replacement sites in a timely manner on terms acceptable to us.

As of the date of this prospectus, we are not aware of any actions, claims or investigations being contemplated by or pending before any governmental authorities with respect to our leased properties. We have not received any notice of claim from any third-party for our use of such leased properties. However, if any of these risks materializes, our business, financial condition and results of operations may be materially and adversely affected. See “Business—Properties and Facilities” for more information.

Accidents or injuries may occur at our schools, which could affect our reputation and student retention and enrollment.

We could be held liable for the accidents or injuries or other harm to students or other people at our schools, including those caused by or otherwise arising in connection with our school facilities or employees. We could also face claims alleging that we were negligent, provided inadequate maintenance to our school facilities or supervision to our employees and therefore should be held liable for accidents or injuries suffered by our students or other people at our schools. In addition, if any of our students commits acts of violence, we could face allegations that we failed to provide adequate security or were otherwise responsible for his or her actions. Our schools may be perceived to be unsafe, which may discourage prospective students from attending our schools. Although we maintain certain liability insurance, this insurance coverage may not be adequate to fully protect us from these kinds of claims. In addition, we may not be able to obtain liability insurance in the future at reasonable prices or at all. A liability claim against us or any of our employees could adversely affect our reputation and student enrollment and retention. Even if unsuccessful, such a claim could create unfavorable publicity, cause us to incur substantial expenses and divert the time and attention of our management.

There are risks associated with our potential use of a new campus in the 2015/2016 school year.

Hailiang Group, a related party, is constructing a new school facility in the vicinity of our current schools. We believe that the campus is designed and constructed with features useful to most of the schools in the local area. Hailiang Group has had preliminary discussions with us prior to the commencement of construction of the campus and we are currently discussing with Hailiang Group regarding the plan of relocating one of our schools to this new campus, including negotiating the terms and conditions of a possible leasing arrangement. We are also evaluating other options to expand and upgrade our schools, including renovating our current campus or relocating to other facilities in the local area. See “Business—Properties and Facilities.” We are not exposed to any risks and have not under taken any obligations during the construction phase. There are certain risks associated with the option to utilize this new campus, including:

•	the possibility that the new campus will not be leased to us on acceptable terms or at all;

•	increased rental expenses for using the new campus;

•	construction delays or construction quality issues;

•	greater time and resources required to utilize the new campus than currently estimated;

•	the potential that dissatisfaction with the new campus on the part of our students, teachers or parents could lead to lower student enrollment or teacher retention;

•	the potential need to decrease our total number of students if the new campus’s capacity is lower than our current total number of students and we are not able to continue using any or all of our existing facilities as planned; and

•	the possibility that the new campus facilities will be inadequate.

Capacity constraints of our school facilities could cause us to lose students to our competitors.

The educational facilities of our schools are limited in space and size. We may not be able to admit all qualified students who would like to enroll in our educational programs due to the capacity constraints of our current school facilities. Furthermore, absent additional acquisitions, we may not be able to expand our capacity at our current campuses unless we utilize the new campus being built by Hailiang Group or relocate to other facilities in the local area with more space. See “—There are risks associated with our potential use of a new campus in the 2015/2016 school year.” If we fail to expand our physical capacity as quickly as the demand for our services grows, or if we otherwise fail to grow by establishing or acquiring additional schools and campuses, we could lose potential students to our competitors, and our results of operations and business prospects could suffer as a result.

We may not be able to adequately protect our intellectual property.

Unauthorized use of any of our intellectual property may adversely affect our business and reputation. We rely on a combination of copyright, trademark and trade secrets laws to protect our intellectual property rights. Nevertheless, third-parties may obtain and use our intellectual property without due authorization. The practice of intellectual property rights enforcement action by Chinese regulatory authorities is in its early stage of development and is subject to significant uncertainty. We may also need to resort to litigation and other legal proceedings to enforce our intellectual property rights. Any such action, litigation or other legal proceedings could result in substantial costs and diversion of our management’s attention and resources and could disrupt our business. In addition, there is no assurance that we will be able to enforce our intellectual property rights effectively or otherwise prevent others from the unauthorized use of our intellectual property. Failure to adequately protect our intellectual property could materially and adversely affect our business, financial condition and results of operations.

We may be exposed to infringement claims by third-parties, which, if successful, could cause us to pay significant damage awards.

We cannot assure you that materials and other educational content used in our schools and programs do not or will not infringe intellectual property rights of third-parties. As of June 30, 2014, we have not experienced any claims for intellectual property infringement. However, there is no guarantee in the future that third-parties will not claim that we have infringed on their proprietary rights. For example, our educational materials may include test questions that are developed based on actual questions of tests administered by third-parties or regulatory authorities, who may allege that our test questions infringe their copyrights. We may also use educational materials designed in conjunction with our overseas associates and we cannot guarantee that disputes will not arise over the intellectual property rights associated with these materials.

Although we plan to defend ourselves vigorously in any such litigation or legal proceedings, there is no assurance that we will prevail in these matters. Participation in such litigation and legal proceedings may also cause us to incur substantial expenses and divert the time and attention of our management. We may be required to pay damages or incur settlement expenses. In addition, in case we are required to pay any royalties or enter into any licensing agreements with the owners of intellectual property rights, we may find that the terms are not commercially acceptable and we may finally lose the ability to use the related content or materials, which in turn could materially affect our educational programs. Any similar claim against us, even without any merit, could also hurt our reputation and brand image. Any such event could have a material and adverse effect on our business, financial condition and results of operations.

We have limited insurance coverage with respect to our business and operations.

We are exposed to various risks associated with our business and operations, and we have limited insurance coverage. See “Business—Insurance” for more information. We are exposed to risks including, but not limited to, accidents or injuries in our schools, loss of key management and personnel, business interruption, natural disasters, terrorist attacks and social instability or any other events beyond our control. The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business-related insurance products. We do not have any business disruption insurance, product liability insurance or key-man life insurance. Any business disruption, litigation or legal proceeding or natural disaster or other events beyond our control could result in substantial costs and diversion of our resources. Our business, financial condition and results of operations may be materially and adversely affected as a result.

A significant majority of our outstanding ordinary shares are held by our founder, Mr. Feng, and as a result we will continue to be controlled by Mr. Feng after the completion of this offering.

Immediately upon the completion of this offering, our founder, Mr. Feng, will beneficially own approximately         % of our total outstanding ordinary shares, assuming the underwriter does not exercise its option to purchase additional ADSs. As a result, Mr. Feng will have significant influence in determining the outcome of any corporate transactions or other matters submitted to our shareholders for approval. These matters include mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might result in substantial reduction of the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders. Our founder, Mr. Feng, is also the founder, chairman and a major shareholder of Hailiang Group and its subsidiaries, with which we have entered into related party transactions. Mr. Feng may from time to time make strategic decisions that he believes is in the best interests of Hailiang Group as a whole, which may affect us or may not be aligned with the interests of our shareholders. We may not be able to resolve any potential conflicts of interest and, even if we do, the resolution may be less favorable to us than if we were dealing with an unaffiliated party.

We deposit certain amount of cash with related parties and are subject to credit risks of such related parties.

As part of our cash management policy, we have historically deposited and expect to continue to deposit certain amount of cash generated from our private education business with Hailiang Finance, a related party finance company owned by Hailiang Group. In particular, based on our current policy, effective September 2014, such cash cannot exceed RMB152.0 million (US$24.5 million) unless otherwise approved by our audit committee, or prior to the establishment of our audit committee, our board of directors and such threshold may be amended from time to time. As of June 30, 2014, we had demand deposits of RMB24.7 million (US$4.0 million) and term deposits with maturities ranging from three months to less than one year of RMB420.0 million (US$67.7 million) at Hailiang Finance. Such term deposits can be withdrawn prior to their maturity without incurring significant penalties. In September 2014, Hailiang Group and Mr. Feng entered into a guarantee agreement with us to irrevocably and jointly guarantee the timely return of such deposits on behalf of the finance company.

We do not control nor are we informed of the use of deposits made with the finance company and are subject to credit risks of such finance company. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosure about Financial Risks.” In addition, there is no assurance that we will be able to successfully enforce the guarantee granted by Hailiang Group or Mr. Feng in the event that the finance company defaults on the return of such deposits. The credit profile of the finance company and guarantors may deteriorate and their ability to return such deposits may be impaired due to various reasons beyond our control, such as a slowdown in the PRC, regional or local economies, a material decrease of profitability or significant tightening of liquidity with respect to their respective businesses, loss or material deterioration of relationships with their respective key customers or suppliers, natural disasters or other force majeure events. Our financial condition and liquidity position could be materially and adversely affected if any of these occur and, as a result, our business and prospects would be materially and adversely affected.

Worsening economic conditions generally affecting the global or Chinese economy could adversely impact our business.

Beginning in 2008, there was a significant deterioration and instability in the U.S. and global economies. The recovery from such economic downturn has been negatively affected by various subsequent events, including the European sovereign debt crisis. The growth of the Chinese economy also slowed down significantly in 2009 and may slow again in the future. Since we derive substantially all of our revenue in China, any prolonged slowdown in the Chinese economy, or downturn affecting the global economy generally, may have a negative impact on our business, financial condition and results of operations. For example, student families may choose schools or programs with lower tuition and other fees, or otherwise decrease or delay their education spending. As a result, we may experience difficulty in recruiting and retaining students, or expanding our student base for our newly established or acquired schools. We may also need to reduce our tuition or other fees as a result of the general lower level of spending by Chinese students, especially those in the region in which we operate. The general economic downturn affecting the Chinese or global economy may also affect the attractiveness of our international program, which typically charge a higher level of fees for services associated with advanced studies in overseas education institutions. Any such negative development could have a material and adverse effect on our business, financial condition and results of operations.

We face risks related to natural disasters, health epidemics or terrorist attacks in China.

Our business could be materially and adversely affected by natural disasters, such as earthquakes, floods, landslides, tornados and tsunamis, outbreaks of health epidemics such as avian influenza and severe acute respiratory syndrome, or SARS, and Influenza A virus, such as H5N1 subtype and H5N2 subtype flu viruses, as well as terrorist attacks, other acts of violence or war or social instability in the region in which we operate or those generally affecting China. If any of these occur, our schools and facilities may be required to temporarily or permanently close and our business operations may be suspended or terminated. Our students, teachers and staff may also be negatively affected by such event. Our physical facilities may also be affected. In addition, any of these could adversely affect the Chinese economy and demographics of the affected region, which could cause significant declines in the number of our students in that region and could have a material adverse effect on our business, financial condition and results of operations.

We are an “emerging growth company” and may not be subject to requirements that other public companies are subject to, which could harm investor confidence in us and our ADSs.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audit of our consolidated financial statements as of and for the three years ended June 30, 2014, we and our independent registered public accounting firm identified two “material weaknesses” in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, or PCAOB. The material weaknesses identified related to (i) lack of sufficient control as to the board or management approval on related party transactions, and (ii) insufficient resource for financial information processing and reporting and lack of appropriate IFRS knowledge. Following the identification of the material weakness and other control deficiencies, we have taken, and plan to continue to take, measures to remedy these deficiencies. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control over Financial Reporting.” However, the implementation of these measures may not fully address these deficiencies in our internal control over financial reporting, and we may not conclude that they have been fully remedied. Our failure to correct these control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

Furthermore, it is possible that, had our independent registered public accounting firm conducted an audit of our internal control over financial reporting, such firm might have identified additional material weaknesses and deficiencies. Upon completion of this offering, we will become subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 will require that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the year ending June 30, 2015. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we may identify other weaknesses and deficiencies in our internal control over financial reporting, and we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

Risks Relating to Our Corporate Structure

Our private educational service business is subject to extensive regulation in China. If the PRC government finds that the contractual arrangement that establishes our corporate structure for operating our business does not comply with applicable PRC laws and regulations, we could be subject to severe penalties.

Our private educational service business is subject to extensive regulations in China. The Chinese government regulates various aspects of our business and operations, such as curriculum content, educational materials, standards of school operations, student recruitment activities and tuition and other fees. The laws and regulations applicable to the private education sector are subject to frequent change, and new laws and regulations may be adopted, some of which may have a negative effect on our business, either retroactively or prospectively.

Foreign ownership in educational services is subject to significant regulations in China. The PRC government regulates the provision of educational services through strict licensing requirements. In particular, PRC laws and regulations currently prohibit foreign ownership of companies and institutions providing compulsory educational services at primary and middle school levels, and restrict foreign investment in educational services businesses at the high school level. We are a company incorporated in the Cayman Islands. Our PRC subsidiary, Hailiang Consulting, is a foreign owned enterprise and is currently ineligible to apply for and hold licenses to operate, or otherwise own equity interests in, our schools with K-12 educational programs. Due to these restrictions, we conduct our private education business in China primarily through contractual arrangements among (i) Hailiang Consulting, our operating subsidiary in China, (ii) our affiliated entities, including Hailiang Investment and the schools owned and operated by Hailiang Investment, namely, Zhuji Hailiang Foreign Language School, Zhuji Private High School and Tianma Experimental School, and (iii) the shareholder of Hailiang Investment, namely Mr. Feng, who is also the founder of our group. We hold the required licenses and permits necessary to conduct our private education business in China through the schools owned and operated by Hailiang Investment. We have been and expect to continue to be dependent on our affiliated entities to operate our private education business.

If our ownership structure and contractual arrangements are found to be in violation of any PRC laws or regulations, or if we are found to be required but failed to obtain any of the permits or approvals for our private education business, the relevant PRC regulatory authorities, including—the MOE, which regulates the education industry in China, Ministry of Commerce of PRC, or the MOFCOM, which regulates the foreign investment in China, and the Civil Affairs Bureau, which regulates the registration of schools in China—would have broad discretion in imposing fines or punishments upon us for such violations, including:

•	revoking the business and operating licenses of Hailiang Consulting and/or our affiliated entities;

•	discontinuing or restricting any related-party transactions between Hailiang Consulting and our affiliated entities;

•	imposing fines and penalties, or imposing additional requirements for our operations which we, Hailiang Consulting or our affiliated entities may not be able to comply with;

•	revoking the preferential tax treatment available to us;

•	requiring us to restructure the ownership and control structure or our current schools; or

•	restricting or prohibiting our use of the proceeds of this offering to finance our business and operations in China, particularly the expansion of our business through strategic acquisitions.

As of the date of this prospectus, similar ownership structure and contractual arrangements have been used by many China-based companies listed overseas, including a number of education companies listed in the United States. To our knowledge, none of the fines or punishments listed above has been imposed on any of these public companies, including companies in the education industry. However, we cannot assure you that such fines or punishments will not be imposed on us or any other companies in the future. If any of the above fines or punishments is imposed on us, our business, financial condition and results of operations could be materially and adversely affected.

We rely on contractual arrangements with Hailiang Investment and its shareholder for our operations in China, which may not be as effective in providing control as direct ownership.

We have relied and expect to continue to rely on the contractual arrangements with Hailiang Investment and its shareholder, Mr. Feng, our founder and our ultimate controlling shareholder, to operate our private education business. For a description of these contractual arrangements, see “Our Corporate History and Structure—Our Corporate Structure.” However, these contractual arrangements may not be as effective as direct equity ownership in providing us with control over Hailiang Investment and our schools. Any failure by our affiliated entities, including Hailiang Investment and our schools owned and operated by Hailiang Investment, and the shareholder of Hailiang Investment, to perform their obligations under the contractual arrangements would have a material adverse effect on the consolidated financial position and consolidated financial performance of our company. For example, the contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In addition, if the legal structure and the contractual arrangements were found to be in violation of any existing or future PRC laws and regulations, we may be subject to fines or other legal or administrative sanctions.

If the imposition of government actions causes us to lose our right to direct the activities of our affiliated entities or our right to receive substantially all the economic benefits and residual returns from our affiliated entities and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of our affiliated entities.

The shareholder of Hailiang Investment, namely Mr. Feng, our founder and our ultimate controlling shareholder, may not act in the best interests of our company.

Mr. Feng is the sole shareholder of Hailiang Investment. He is also the founder and ultimate controlling shareholder of our group. We cannot assure you that Mr. Feng will act in the best interests of our company. We rely on Mr. Feng to comply with the terms and conditions of the contractual arrangements. Although Mr. Feng is obligated to honor his contractual obligations with respect to our affiliated entities, he may nonetheless breach or cause Hailiang Investment to breach or refuse to renew the existing contractual arrangements that allow us to effectively exercise control over our affiliated entities and to receive economic benefits from them. If Mr. Feng does not honor his contractual obligations with respect to our affiliated entities, we may exercise our exclusive option to purchase, or cause our designee to purchase, all or part of the equity interest in Hailiang Investment to the extent permitted by PRC law. If we cannot resolve any disputes between us and the shareholder of Hailiang Investment, we would have to rely on legal proceedings, which could result in disruption of our business and substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements between our affiliated entities and us may be subject to scrutiny by the PRC tax authorities and a finding that we or our affiliated entities owe additional taxes could materially reduce our net income and the value of your investment.

Under PRC laws and regulations, transactions between related parties should be conducted on an arm’s-length basis and may be subject to audit or challenge by the PRC tax authorities. We could face material adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our subsidiary in the PRC, our affiliated entities and the shareholder of Hailiang Investment are not conducted on an arm’s-length basis and adjust the income of our affiliated entities through the transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in, for PRC tax purposes, increased tax liabilities of our affiliated entities. In addition, the PRC tax authorities may require us to disgorge our prior tax benefits, and require us to pay additional taxes for prior tax years and impose late payment fees and other penalties on our affiliated entities for underpayment of prior taxes. To date, similar contractual arrangements have been used by many public companies, including companies listed in the United States, and, to our knowledge, the PRC tax authorities have not imposed any material penalties on those companies. However, we cannot assure you that such penalties will not be imposed on any other companies or us in the future. Our net income may be harmed if the tax liabilities of our affiliated entities materially increase or if they are found to be subject to additional tax obligations, late payment fees or other penalties.

If any of our affiliated entities becomes the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy assets held by such entity, which could materially and adversely affect our business, financial condition and results of operations.

We currently conduct our operations in China through contractual arrangements with our affiliated entities and the shareholder of Hailiang Investment. As part of these arrangements, substantially all of our education-related assets that are important to the operation of our business are held by our affiliated entities. If any of these entities goes bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If any of our affiliated entities undergoes a voluntary or involuntary liquidation proceeding, its equity owner or unrelated third-party creditors may claim rights relating to some or all of these assets, which would hinder our ability to operate our business and could materially and adversely affect our business, our ability to generate revenue and the market price of our ADSs.

If the custodians or authorized users of our controlling non-tangible assets, including chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations could be materially and adversely affected.

Under PRC law, legal documents for corporate transactions, including agreements and contracts that our business relies on, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant Administration of Industry and Commerce.

In order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to authorized employees. Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees could abuse their authority, for example, by entering into a contract not approved by us or seeking to gain control of one of our subsidiaries or affiliated entities. If any employee obtains, misuses or misappropriates our chops and seals or other controlling intangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiary and affiliated entities, which could harm our liquidity and our ability to fund and expand our business.

In utilizing the proceeds of this offering in the manner described in “Use of Proceeds,” as an offshore holding company of our PRC subsidiary, we may (i) make loans to our PRC subsidiary and affiliated entities, (ii) make additional capital contributions to our PRC subsidiary, (iii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, and (iv) acquire offshore entities with business operations in China in an offshore transaction. However, most of these uses are subject to PRC regulations and approvals. For example:

•	loans by us to our wholly-owned subsidiary in China, which is a foreign-invested enterprise, cannot exceed statutory limits and must be registered with the State Administration of Foreign Exchange of the PRC, or SAFE, or its local counterparts;

•	loans by us to our affiliated entities, which are domestic PRC entities, over a certain threshold must be approved by the relevant government authorities and must also be registered with SAFE or its local counterparts; and

•	capital contributions to our wholly-owned subsidiary must be approved by the MOFCOM or its local counterparts.

In addition, on August 29, 2008, SAFE promulgated Circular 142, a notice regulating the conversion by a foreign-invested company of its capital contribution in foreign currency into Renminbi. The notice requires that the capital of a foreign-invested company settled in Renminbi converted from foreign currencies shall be used only for purposes within the business scope as approved by the applicable governmental authorities. Such loan may not be used for equity investments within the PRC unless such activity is set forth in the business scope or is otherwise permissible under PRC laws or regulations. In addition, SAFE strengthened its oversight of the flow and use of such capital of a foreign-invested company settled in Renminbi converted from foreign currencies. The use of such Renminbi capital may not be changed without SAFE’s approval, and may not in any case be used to repay Renminbi loans if the proceeds of such loans have not otherwise been used. Violations of Circular 142 will result in severe penalties including heavy fines. As a result, Circular 142 may significantly limit our ability to transfer the net proceeds from this offering to our operations in China through our PRC subsidiary, which may adversely affect our ability to expand our business.

Furthermore, SAFE promulgated Circular 59 on November 9, 2010, which, among other things, requires the authenticity of settlement of net proceeds from offshore offerings to be closely examined and the net proceeds to be settled in the manner described in the offering documents, or otherwise approved by the board of directors. Accordingly, as we apply with SAFE to convert the proceeds from this offering into Renminbi funds for use of such funds in the PRC, they need to be used in accordance with the section entitled “Use of Proceeds,” or when the proposed use of the proceeds is inconsistent with what is set forth in the section entitled “Use of Proceeds,” we need to submit a board resolution in relation to such proposed use of proceeds to SAFE and the settlement of foreign exchange for such use of proceeds must comply with PRC regulations in relation to foreign exchange.

Furthermore, SAFE issued an internal guideline to its local counterparts, referred to as Circular 45, in November 2011. Based on the version of Circular 45 made publicly available by certain local governmental authorities on their websites, we understand that Circular 45 requires SAFE’s local counterparts to strengthen the control imposed by Circulars 142 and 59 over the conversion of a foreign-invested company’s capital contributed in foreign currency into RMB. Circular 45 stipulates that a foreign-invested company’s RMB funds, if converted from such company’s capital contributed in foreign currency, may not be used by such company to (i) extend loans (in the form of entrusted loans), (ii) repay borrowings between enterprises, or (iii) repay bank loans it has obtained and on-lent to third parties.

We expect that PRC laws and regulations may continue to limit our use of proceeds from this offering or from other financing sources. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our entities in China. If we fail to receive such registrations or approvals, our ability to use the proceeds of this offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

Risks Relating to Doing Business in China

PRC economic, political and social conditions, as well as changes in any government policies, laws and regulations, could adversely affect the overall economy in China or the educational services market, which could harm our business.

Substantially all of our operations are conducted in China, and substantially all of our revenue is derived from China. Accordingly, our business, prospects, financial condition and results of operations are subject, to a significant extent, to economic, political and legal developments in China.

The PRC economy differs from the economies of most developed countries in many respects. Although the PRC economy has been transitioning from a planned economy to a more market-oriented economy since the late 1970s, the PRC government continues to play a significant role in regulating the industry. The PRC government continues to exercise significant control over China’s economic growth through allocating resources, controlling the incurrence and payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Changes in any of these policies, laws and regulations could adversely affect the economy in China or the market for educational services, which could harm our business.

While the PRC economy has experienced significant growth in the past two to three decades, growth has been uneven, both geographically and among various sectors of the economy. Demand for our educational services depends, in large part, on economic conditions in China. Any significant slowdown in China’s economic growth may cause our potential students to delay or cancel their plans to enroll in our schools, which in turn could reduce our revenue. In addition, any sudden changes to China’s political system or the occurrence of social unrest could have a material and adverse effect on our business, prospects, financial condition and results of operations.

Uncertainties with respect to the PRC legal system could have a material adverse effect on us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions in a civil law system may be cited as reference but have limited precedential value. Since 1979, newly introduced PRC laws and regulations have significantly enhanced the protections of interest relating to foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to evolve rapidly, the interpretations of such laws and regulations may not always be consistent, and enforcement of these laws and regulations involves significant uncertainties, any of which could limit the available legal protections.

In addition, the PRC administrative and judicial authorities have significant discretion in interpreting, implementing or enforcing statutory rules and contractual terms, and it may be more difficult to predict the outcome of administrative and judicial proceedings and the level of legal protection we may enjoy in the PRC than under some more developed legal systems. These uncertainties may affect our decisions on the policies and actions to be taken to comply with PRC laws and regulations, and may affect our ability to enforce our contractual or tort rights. In addition, the regulatory uncertainties may be exploited through unmerited legal actions or threats in an attempt to extract payments or benefits from us. Such uncertainties may therefore increase our operating expenses and costs, and materially and adversely affect our business and results of operations.

Any increase in applicable corporate income tax rates or the discontinuation of any preferential tax treatments currently available to us may result in our significantly higher tax burden or the disgorgement of any benefits we enjoyed in the past, which could in turn negatively affect our business, financial condition and results of operations.

Under the Implementation Rules for the Law for Promoting Private Education in 2004, or the 2004 Implementing Rules, private schools, whether requiring reasonable returns or not, may enjoy preferential tax treatment. Each of our schools are schools requiring reasonable returns. The 2004 Implementing Rules provide that the relevant authorities under the State Council may introduce preferential tax treatments and related policies applicable to private schools requiring reasonable returns. To date, however, no separate policies, regulations or rules have been introduced by the authorities in this regard. Our three schools have historically enjoyed tax preference policies for enterprise income tax and business tax since their establishment. On December 31, 2013, we received confirmation letters from the Zhuji Municipal Office of the State Administration of Taxation and the Zhuji Municipal Local Tax Bureau for each of our schools which stated that (i) since its establishment, each school has been exempt from taxation, (ii) since its establishment, each school has been in compliance with applicable tax laws, and (iii) no enforcement action or penalty will be imposed with respect to the preferential tax treatment enjoyed by each school. Our PRC counsel has confirmed that this tax exemption is not contrary to PRC tax laws.

Preferential tax treatments granted to us by local governmental authorities are subject to review and may be adjusted or revoked at any time in the future. The discontinuation of any preferential tax treatments currently available to us will cause our effective tax rate to increase, which will increase our income tax expenses and in turn decrease our net income. In addition, we may not be granted preferential tax treatment by the local governments of additional regions into which we may expand. Any such negative development could have a material and adverse effect on our business, financial condition and results of operations.

Under the New EIT Law, we may be classified as a “resident enterprise” of China. Such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

The New EIT Law and its implementing rules provide that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” under PRC tax laws. The implementing rules promulgated under the New EIT Law define the term “de facto management bodies” as a management body which substantially manages, or has control over the business, personnel, finance and assets of an enterprise. However, there are no further detailed rules or precedents governing the procedures and specific criteria for determining “de facto management body.” It is still unclear if the PRC tax authorities would determine that we should be classified as a PRC “resident enterprise.”

If we are deemed as a PRC “resident enterprise,” we will be subject to PRC enterprise income tax on our worldwide income at a uniform tax rate of 25%, although dividends distributed to us from our existing PRC subsidiary and any other PRC subsidiaries which we may establish from time to time could be exempt from the PRC dividend withholding tax due to our PRC “resident recipient” status. This could have a material and adverse effect on our overall effective tax rate, our income tax expenses and our net income. Furthermore, dividends, if any, paid to our shareholders and ADS holders may be decreased as a result of the decrease in distributable profits. In addition, if we were to be considered a PRC “resident enterprise,” dividends we pay with respect to our ADSs or ordinary shares and the gains realized from the transfer of our ADSs or ordinary shares may be considered income derived from sources within the PRC and be subject to PRC withholding tax. This could have a material and adverse effect on the value of your investment in us and the price of our ADSs.

There are significant uncertainties under the New EIT Law relating to the withholding tax liabilities of our PRC subsidiary, and dividends payable by our PRC subsidiary to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.

Under the New EIT Law and its implementation rules, the profits of a foreign invested enterprise generated through operations, which are distributed to its immediate holding company outside the PRC, will be subject to a withholding tax rate of 10%. Pursuant to a special arrangement between Hong Kong and the PRC, such rate may be reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in the PRC company. Our current PRC subsidiary is wholly-owned by our Hong Kong subsidiary. Moreover, under the Notice of the State Administration of Taxation on Issues regarding the Administration of the Dividend Provision in Tax Treaties promulgated on February 20, 2009, the tax payer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. These conditions include: (1) the taxpayer must be the beneficial owner of the relevant dividends, and (2) the corporate shareholder to receive dividends from the PRC subsidiary must have continuously met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Further, the State Administration of Taxation promulgated the Notice on How to Understand and Recognize the “Beneficial Owner” in Tax Treaties on October 27, 2009, which limits the “beneficial owner” to individuals, enterprises or other organizations normally engaged in substantive operations, and sets forth certain detailed factors in determining the “beneficial owner” status.

Under applicable tax laws and regulations, we are required to apply for approvals from local tax authorities before we can enjoy any benefits under such taxation treaties relating to the 5% withholding tax rate which we have not undertaken. Hailiang Consulting will apply for such approvals when it intends to declare and pay dividends, but there is no assurance that the PRC tax authorities will approve the 5% withholding tax rate on dividends received from Hailiang Consulting.

Our affiliated entities may be subject to significant limitations on their ability to engage in the private education business or make payments to related parties and may otherwise be materially and adversely affected by changes in PRC laws and regulations.

Under the laws and regulations governing private education in China, a private school may elect to be a school that does not require “reasonable returns” or a school that requires “reasonable returns.” At the end of each fiscal year, every private school is required to allocate a certain amount to its development fund for the construction or maintenance of the school or procurement or upgrading of educational equipment. In the case of a private school that requires reasonable returns, this amount shall be no less than 25% of the annual net income of the school. All of our schools, which are private schools that require reasonable returns, currently comply with the existing laws and regulations regarding the allocation of development funds. A private school that requires reasonable returns must publicly disclose such election and additional information required under the regulations. A private school shall consider factors such as the school’s tuition fees, ratio of the funds used for education-related activities to the course fees collected, admission standards and educational quality when determining the percentage of the school’s net income that would be distributed to the investors as reasonable returns. However, none of the current PRC laws and regulations provides a clear guideline for determining “reasonable returns.” In addition the current PRC laws and regulations do not set forth any different requirements for the management and operations of private schools that elect to require reasonable returns as compared to those that do not. However, new laws or regulations might be adopted or introduced to impose significant limitations on the ability of our schools to operate their businesses, charge course fees or make payments to related parties, such as to Hailiang Consulting for services received. In addition, new guidelines or formulas could be adopted to specify the way of calculating “reasonable returns.” We cannot predict the timing and effects of any such new laws and regulations. Changes in PRC laws and regulations governing private education businesses as conducted by our affiliated entities could have a material and adverse effect on our business, financial condition and results of operations.

We face uncertainties with respect to indirect transfers of the equity interests in PRC resident enterprises by their non-PRC holding companies.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or Circular 698, issued by the State Administration of Taxation on December 10, 2009, where a foreign investor transfers the equity interests in a PRC resident enterprise indirectly via disposition of the equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that (1) has an effective tax rate less than 12.5% or (2) does not tax foreign income of its residents, the foreign investor shall report the Indirect Transfer to the competent PRC tax authority. The PRC tax authority will examine the nature of such Indirect Transfer, and if the tax authority considers that the foreign investor has adopted an “abusive arrangement” in order to reduce, avoid or defer PRC taxes, it may disregard the existence of the overseas holding company and re-characterize the Indirect Transfer such that gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the competent tax authority has the power to make a reasonable adjustment to the taxable income of the transaction. Circular 698 is retroactively effective from January 1, 2008. There is uncertainty as to the application of Circular 698. For example, while the term “Indirect Transfer” is not clearly defined, it is understood that the relevant PRC tax authorities have jurisdiction regarding requests for information over a wide range of foreign entities having no direct contact with China. Moreover, the relevant authority has not yet promulgated any formal provisions or formally declared or stated how to calculate the effective tax rates in foreign tax jurisdictions, and the process and format of the reporting of an Indirect Transfer to the competent tax authority of the relevant PRC resident enterprise remain unclear. In addition, there are not formal declarations with regard to how to determine whether a foreign investor has adopted an abusive arrangement in order to reduce, avoid or defer PRC tax. As a result, we and our non-resident investors may have the risk of being taxed under Circular 698 and may be required to spend valuable resources to comply with Circular 698 or to establish that we or our non-resident investors should not be taxed under Circular 698, which may have a material adverse effect on our financial condition and results of operations or such non-resident investors’ investments in us.

Restrictions on currency exchange may limit our ability to receive and use our revenue effectively.

Substantially all of our revenue is denominated in Renminbi. As a result, restrictions on currency exchange may limit our ability to use revenue generated in Renminbi to fund any business activities we may have outside China in the future or to make dividend payments to our shareholders and ADS holders in U.S. dollars. Under current PRC laws and regulations, Renminbi is freely convertible for current account items, such as trade and service-related foreign exchange transactions and dividend distributions. However, Renminbi is not freely convertible for direct investment or loans or investments in securities outside China, unless such use is approved by SAFE. For example, foreign exchange transactions under our subsidiary’s capital account, including principal payments in respect of foreign currency-denominated obligations, remain subject to significant foreign exchange controls and the approval requirement of SAFE. These limitations could affect our ability to obtain foreign exchange for capital expenditures.

Hailiang Consulting is permitted to declare dividends to our offshore subsidiary holding its equity interest, convert the dividends into a foreign currency and remit to its shareholder outside of the PRC. In addition, in the event that Hailiang Consulting liquidates, proceeds from the liquidation may be converted into foreign currency and distributed outside of China to our overseas subsidiary holding its equity interest. Furthermore, in the event that Hailiang Investment liquidates, Hailiang Consulting may, pursuant to a power of attorney it has entered into with Mr. Feng, require Hailiang Investment to pay and remit the proceeds from such liquidation to Hailiang Consulting. Hailiang Consulting then may distribute such proceeds to us after converting them into foreign currency and remit them outside of China in the form of dividends or other distributions. Once remitted outside of the PRC, dividends, distributions or other proceeds from liquidation paid to us will not be subject to restrictions under PRC regulations on its further transfer or use.

Other than the above distributions by and through Hailiang Consulting which are permitted to be made without the necessity to obtain further approvals, any conversion of the Renminbi-denominated revenue generated by our affiliated entities for direct investment, loan or investment in securities outside China will be subject to the limitations discussed above. To the extent we need to convert and use any Renminbi-denominated revenue generated by our affiliated entities not paid to Hailiang Consulting and revenue generated by Hailiang Consulting not declared and paid as dividends, the limitations discussed above will restrict the convertibility of, and our ability to directly receive and use such revenue. As a result, our business and financial condition may be adversely affected. In addition, there is no assurance that the PRC regulatory authorities will not impose more stringent restrictions on the convertibility of Renminbi in the future, especially with respect to foreign exchange transactions.

Our subsidiaries and affiliated entities in China are subject to restrictions on making dividends and other payments to us.

We are a holding company and rely principally on dividends paid by our subsidiary in China for our cash needs, including paying dividends and other cash distributions to our shareholders to the extent we choose to do so, servicing any debt we may incur and paying our operating expenses. Hailiang Consulting’s income in turn depends on the service fees paid by our affiliated entities. Current PRC regulations permit our subsidiary in China to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Under the applicable requirements of PRC law, Hailiang Consulting may only distribute dividends after it has made allowances to fund certain statutory reserves. These reserves are not distributable as cash dividends. In addition, at the end of each fiscal year, each of our schools that are private school in China is required to allocate a certain amount to its development fund for the construction or maintenance of the school properties or purchase or upgrade of school facilities. In particular, our schools, each of which is a private school that requires reasonable returns, are required to allocate no less than 25% of their annual net income for such purposes. Furthermore, if our subsidiaries or our affiliated entities in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any such restrictions may materially affect such entities’ ability to make dividends or make payments, in service fees or otherwise, to us, which may materially and adversely affect our business, financial condition and results of operations.

Fluctuations in the value of the Renminbi may have a material adverse effect on your investment.

The change in value of the Renminbi against the U.S. dollar and other currencies is affected by, various factors, such as changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under such policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Later on, the People’s Bank of China has decided to further implement the reform of the RMB exchange regime and to enhance the flexibility of RMB exchange rates. Such changes in policy have resulted in a significant appreciation of the Renminbi against the U.S. dollar since 2005. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant adjustment of the Renminbi against the U.S. dollar.

Any significant appreciation or revaluation of the Renminbi may have a material adverse effect on the value of, and any dividends payable on, our ADSs in foreign currency terms. More specifically, if we decide to convert our Renminbi into U.S. dollars, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. To the extent that we need to convert U.S. dollars we receive from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. In addition, appreciation or depreciation in the exchange rate of the Renminbi to the U.S. dollar could materially and adversely affect the price of our ADSs in U.S. dollars without giving effect to any underlying change in our business or results of operations.

We may be required to obtain prior approval of the China Securities Regulatory Commission, or CSRC, of the listing and trading of our ADSs on the [New York Stock Exchange][Nasdaq Global Market].

On August 8, 2006, six PRC regulatory authorities, including the MOFCOM, the State Assets Supervision and Administration Commission, the State Administration of Taxation, State Administration for Industry and Commerce of PRC, or SAIC, CSRC and SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules. This regulation, among other things, requires that the listing and trading on an overseas stock exchange of securities in an offshore special purpose vehicle formed for purposes of holding direct or indirect equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals be approved by the CSRC. On September 21, 2006, the CSRC published on its official website the procedures for such approval process. In particular, certain documents are required to be filed with the CSRC as part of the approval procedures and it could take several months to complete the approval process.

While the implementation and interpretation of the M&A Rules remains unclear, we believe, based on the advice of our PRC counsel, that approval by the CSRC is not required for this offering because we are not a special purpose vehicle formed or controlled by PRC companies or PRC individuals as defined under the M&A Rules. However, we cannot assure you that the relevant PRC regulatory authorities, including the CSRC, would reach the same conclusion as our PRC counsel. If the CSRC or other PRC regulatory authority subsequently determines that we need to obtain the CSRC’s approval for this offering, we may face sanctions by the CSRC or other PRC regulatory authorities. In such event, these regulatory authorities may, among other things, impose fines and penalties on or otherwise restrict our operations in the PRC or delay or restrict any remittance of the proceeds from this offering into the PRC. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to suspend or terminate this offering before settlement and delivery of the ADSs. Any such or other actions taken could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

Certain PRC regulations, including the M&A Rules and national security regulations, may require a complicated review and approval process which could make it more difficult for us to pursue growth through acquisitions in China.

The M&A Rules established additional procedures and requirements that could make merger and acquisition activities in China by foreign investors more time-consuming and complex. For example, the MOFCOM must be notified in the event a foreign investor takes control of a PRC domestic enterprise. In addition, certain acquisitions of domestic companies by offshore companies that are related to or affiliated with the same entities or individuals of the domestic companies, are subject to approval by the MOFCOM. In addition, the Implementing Rules Concerning Security Review on Mergers and Acquisitions by Foreign Investors of Domestic Enterprises, issued by the MOFCOM in August 2011, require that mergers and acquisitions by foreign investors in “any industry with national security concerns” be subject to national security review by the MOFCOM. In addition, any activities attempting to circumvent such review process, including structuring the transaction through a proxy or contractual control arrangement, are strictly prohibited.

There is significant uncertainty regarding the interpretation and implementation of these regulations relating to merger and acquisition activities in China. In addition, complying with these requirements could be time-consuming, and the required notification, review or approval process may materially delay or affect our ability to complete merger and acquisition transactions in China. As a result, our ability to seek growth through acquisitions may be materially and adversely affected.

In addition, if the MOFCOM determines that we should have obtained its approval for our entry into contractual arrangements with our affiliated entities and the shareholder of Hailiang Investment, we may be required to file for remedial approvals. There is no assurance that we would be able to obtain such approval from the MOFCOM. We may also be subject to administrative fines or penalties by the MOFCOM that may require us to limit our business operations in the PRC, delay or restrict the conversion and remittance of our funds in foreign currencies into the PRC or take other actions that could have material and adverse effect on our business, financial condition and results of operations.

A failure by the beneficial owners of our shares who are PRC residents to comply with certain PRC foreign exchange regulations could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities and subject us to liability under PRC law.

SAFE has promulgated regulations, including the Notice on Relevant Issues Relating to Domestic Residents’ Investment and Financing and Round-Trip Investment through Special Purpose Vehicles, or SAFE Circular No. 37, effective on July 4, 2014, and its appendices, that require PRC residents, including PRC institutions and individuals, to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular No. 37 as a “special purpose vehicle.” SAFE Circular No. 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Further, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion.

These regulations apply to our direct and indirect shareholders who are PRC residents and may apply to any offshore acquisitions or share transfers that we make in the future if our shares are issued to PRC residents. However, in practice, different local SAFE branches may have different views and procedures on the application and implementation of SAFE regulations, and since SAFE Circular No. 37 was recently issued, there remains uncertainty with respect to its implementation. We have requested PRC residents who we know currently hold direct or indirect interests in our company to make the necessary applications, filings and amendments as required under SAFE Circular No. 37 and other related rules. As advised by AllBright Law Offices, our PRC legal counsel, as of the date of this prospectus, such PRC residents have duly made such applications, filings and amentdments as required by SAFE Circular No. 75, the predecessor regulation of SAFE Circular No. 37. We cannot assure you that these individuals or any other direct or indirect shareholders or beneficial owners of our company who are PRC residents will be able to successfully complete the registration or update the registration of their direct and indirect equity interest as required. If they fail to make or update the registration, our PRC subsidiary could be subject to fines and legal penalties, and SAFE could restrict our cross-border investment activities and our foreign exchange activities, including restricting our PRC subsidiary’s ability to distribute dividends to, or obtain loans denominated in foreign currencies from, our company, or prevent us from paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

Labor contract laws in China may adversely affect our results of operations.

On June 29, 2007, the PRC government promulgated the Labor Contract Law of the PRC, or the Labor Contract Law, which became effective on January 1, 2008. The Labor Contract Law imposes greater liabilities on employers and significantly affects the cost of an employer’s decision to reduce its workforce. Further, it requires certain terminations be based on the mandatory requirement age. In the event we decide to significantly change or decrease our workforce, the Labor Contract Law could adversely affect our ability to enact such changes in a manner that is most advantageous to our business or in a timely and cost-effective manner, thus materially and adversely affecting our financial condition and results of operations.

Increases in labor costs in the PRC may adversely affect our business and our profitability.

The economy of China has been experiencing significant growth, leading to inflation and increased labor costs. According to the National Bureau of Statistics of China, the year-over-year percent change in the consumer price index in China was 2.6% in 2013. China’s overall economy and the average wage in the PRC are expected to continue to grow. Future increases in China’s inflation and material increases in the cost of labor may materially and adversely affect our profitability and results of operations unless we are able pass on these costs to our students by increasing tuition.

Our independent registered public accounting firm’s audit documentation related to their audit report included in this annual report may be located in China. The Public Company Accounting Oversight Board currently cannot inspect audit documentation located in China and, as such, you may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit report included in our annual reports filed with the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the PCAOB is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the applicable laws of the United States and professional standards. Our operations are principally conducted in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities. Accordingly, any audit documentation located in China related to our independent registered public accounting firm’s report included in our filings with the SEC is not currently inspected by the PCAOB.

Inspections conducted by the PCAOB outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating audit documentation located in China and its related quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to audits outside China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Recently, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act against the Chinese affiliates of five global accounting firms, including our independent registered public accounting firm. The Rule 102(e) proceedings initiated by the SEC relate to these firms’ failure to produce documents, including audit work papers, at the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act, as the auditors located in the PRC are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the CSRC. As the administrative proceedings are ongoing, it is impossible to determine their outcome or the consequences thereof to us. The issues raised by the proceedings are not specific to our independent registered public accounting firm or to us, but affect equally all audit firms based in China and all China-based businesses with securities listed in the United States. However, if the administrative judge were to find in favor of the SEC under the proceeding and depending upon the remedies sought by the SEC, these audit firms could be barred from practicing before the SEC. As a result, listed companies in the United States with major PRC operations will find it difficult or impossible to retain auditors in respect of their operations in the PRC, which may result in their delisting. Moreover, any negative news about the proceedings against these audit firms may erode investor confidence in China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

Risks Relating to this Offering and the Trading Market

There has been no public market for our ordinary shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you pay for them, or at all.

Prior to this offering, there has not been a public market for our ordinary shares or ADSs. We have applied for the listing of our ADSs on the [New York Stock Exchange][Nasdaq Global Market]. However, an active public market for our ADSs may not develop or be sustained after the offering, in which case the market price and liquidity of our ADSs will be materially and adversely affected. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter system.

The initial public offering price for our ADSs may not be indicative of prices that will prevail in the trading market and such market prices may be volatile.

The initial public offering price for our ADSs will be determined by negotiations between us and the underwriter and may bear no relationship to the market price for our ADSs after this offering. We cannot assure you that the market price of our ADSs will not decline significantly below the initial public offering price. The financial markets in the United States and other countries have experienced significant price and volume fluctuations in the last few years. Volatility in the price of our ADSs may be caused by factors outside of our control and may be unrelated or disproportionate to changes in our results of operations.

Substantial future sales of our ADSs or the anticipation of future sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of substantial amounts of our ADSs or ordinary shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the Securities Act. The ordinary shares outstanding after this offering will be available for sale upon the expiration of the 180-day lock-up period beginning from the date of this prospectus, subject to certain restrictions. See “Shares Eligible for Future Sale.” Any or all of these shares may be released prior to the expiration of the lock-up period at the discretion of the underwriter. Sales of these shares into the market could cause the market price of our ADSs to decline.

We may need additional capital, and the sale of additional equity or debt securities would result in additional dilution to our shareholders and restrictions on our business and operations.

We believe that our current cash and cash equivalents, anticipated cash flow from operations and the net proceeds from this offering will be sufficient to meet our anticipated cash needs for more than the next twelve months. We may, however, require additional cash resources due to changed business conditions or other future developments. If our resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations or our ability to pay dividends. Our ability to raise additional funds in the future is subject to a variety of uncertainties, including our future financial condition, results of operations and cash flows, general market conditions for capital-raising activities, and economic, political and other conditions in China and elsewhere. We cannot assure you that if we need additional cash financing it will be available in sufficient amounts or on terms acceptable to us, if at all.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the price of our ADSs and trading volume could decline.

The trading market for our ADSs will depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our ADSs or trading volume to decline.

You will experience immediate and substantial dilution in the net tangible book value of ADSs purchased.

The initial public offering price per ADS will be substantially higher than the net tangible book value per ADS prior to the offering. Consequently, when you purchase ADSs in the offering, you will incur an immediate dilution of US$             per ADS (assuming no exercise by the underwriter of options to purchase additional ADSs), representing the difference between our net tangible book value per ADS at US$             as of June 30, 2014 after giving effect to this offering and an assumed initial public offering price of US$             per ADS (which is the mid-point of the estimated public offering price range). See “Dilution.”

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Our management has broad discretion to determine how to use the funds raised in the offering and may use them in ways that may not enhance our results of operations or the price of our ADSs.

We anticipate that we will use the net proceeds from this offering to fund acquisition of additional schools, leasehold improvement, marketing, recruitment of administrative staff, enhancements to our information technology systems and our general working capital. Our management will have significant discretion as to the use of the net proceeds to us from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the market price of our ADSs. In addition, these proceeds might not be invested in a manner that yields a favorable rate of return.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the [New York Stock Exchange][Nasdaq Global Market], impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.0 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. We will cease to qualify as an “emerging growth company” on the earliest of (i) the last day of the fiscal year in which we had US$1.0 billion or more in annual gross revenue, (ii) the last day of the fiscal year following the fifth anniversary of this offering, (iii) the date on which we have, during the previous three-year period, issued more than US$1.0 billion in non-convertible debt or (iv) the date on which we are deemed a “large accelerated filer” under the Exchange Act.

As a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant legal, accounting and other expenses that we would not incur as a foreign private issuer.

We expect to qualify as a foreign private issuer upon the completion of this offering. As a foreign private issuer, we will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. domestic issuers, and we will not be required to disclose in our periodic reports all of the information that U.S. domestic issuers are required to disclose. While we currently expect to qualify as a foreign private issuer immediately following the completion of this offering, we may cease to qualify as a foreign private issuer in the future. If we do not qualify as a foreign private issuer, we will be required to comply fully with the reporting requirements of the Exchange Act applicable to US domestic issuers, and we will incur significant legal, accounting and other expenses that we would not incur as a foreign private issuer.

As a foreign private issuer, we are permitted to[, and we will,] rely on exemptions from certain [New York Stock Exchange][Nasdaq Global Market] corporate governance standards applicable to U.S. issuers. This may afford less protection to holders of our ordinary shares and ADSs.

[Section 303A of the Listed Company Manual of the New York Stock Exchange][Nasdaq Listing Rule 5605(b)(1)] requires listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to[, and we will,] follow home country practice in lieu of the above requirements. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Since a majority of our board of directors will not consist of independent directors as long as we rely on the foreign private issuer exemption, fewer board members will be exercising independent judgment and the level of board oversight on the management of our company may decrease as a result. In addition, the [Listed Company Manual][Nasdaq Listing Rules] requires U.S. domestic issuers to have a nominating/corporate governance committee composed entirely of independent directors. We, as a foreign private issuer, are not subject to this requirement. The [Listed Company Manual][Nasdaq Listing Rules] may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans. We intend to comply with the requirements of Cayman Islands law in determining whether shareholder approval is required on such matters and to appoint a nominating and corporate governance committee. However, we may consider following home country practice in lieu of the requirements under [the Listing Company Manual][Nasdaq Listing Rules] with respect to certain corporate governance standards which may afford less protection to investors.

Anti-takeover provisions in our amended and restated memorandum and articles of association may discourage, delay or prevent a change in control.

Some provisions of our amended and restated memorandum and articles of association, which will become effective upon the completion of this offering, may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including, among other things, the following:

•	provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and

•	provisions that restrict the ability of our shareholders to call meetings and to propose special matters for consideration at shareholder meetings.

You may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.

As a holder of our ADSs, you will only be able to exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will endeavor to vote the underlying ordinary shares in accordance with these instructions. We will endeavor to provide the depositary with written notice of each meeting of shareholders promptly after determining the date of such meeting. We anticipate that the ten days’ notice required for annual general meetings will provide sufficient time for the depositary to solicit voting instructions while providing ADS holders with a reasonable amount of time to provide voting instructions. However, there is no guarantee that you will receive voting materials in time, in particular for extraordinary meetings, which may be called on as short as ten days’ notice, to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third-parties, will not have the opportunity to exercise a right to vote.

Upon receipt of notice of a shareholders meeting from us, the depositary will distribute to registered holders of ADSs a notice which contains, among other things, a statement as to the manner in which your voting instructions may be given, including an express indication that, subject to limited exceptions, such instructions may be given or deemed given to the depositary to give a discretionary proxy to a person designated by us if no instructions are received by the depositary from you on or before the response date established by the depositary. See “Description of American Depositary Shares.”

You may not be able to participate in rights offerings and may experience dilution of your holdings as a result.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement for the ADSs, the depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act, or exempt from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to take advantage of any exemptions from registration under the Securities Act. Accordingly, holders of our ADSs may be unable to participate in a rights offerings we make and may experience dilution in their holdings as a result.

You may not receive distributions on our ordinary shares or any value for them if such distribution is illegal or if any required government approval cannot be obtained in order to make such distribution available to you.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. See “Description of American Depositary Shares.” For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. In these cases, the depositary may determine not to distribute such property. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

You will have limited ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, because we are incorporated in the Cayman Islands, because we conduct a majority of our operations in China and because the majority of our directors and officers reside outside the United States.

We are incorporated in the Cayman Islands and conduct our operations primarily in China. Substantially all of our assets are located outside the United States and all of our directors and officers reside outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe your rights have been infringed under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. See “Enforceability of Civil Liabilities.”

The laws of the Cayman Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, by the Companies Law (2013 Revision) of the Cayman Islands and by the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands and from English common law. Decisions of the Privy Council (which is the final Court of Appeal for British overseas territories such as the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the House of Lords and the Court of Appeal are generally of persuasive authority but are not binding in the courts of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws relative to the United States. Therefore, our public shareholders may have more difficulty protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequence to U.S. holders of our ADSs or ordinary shares.

At this point in time, we are unable to determine whether the Company will be a passive investment foreign investment company for U.S. federal income tax purposes, or a PFIC, for our taxable year ending on June 30, 2015. The determination of PFIC status is based on an annual determination that cannot be made until the close of a taxable year, involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. Currently, the Company has a significant amount of cash, which is a passive asset, and consequently the determination of the Company’s PFIC status for its current taxable year ending on June 30, 2015 will depend primarily on the rate at which the Company uses its cash (including cash raised in this offering) and other liquid assets to acquire non-passive assets during the remainder of the current taxable year. Accordingly, we cannot confirm that we will be treated as a PFIC for our current taxable year or for any future taxable year or that the IRS will not take a contrary position. Kirkland & Ellis LLP, our United States tax counsel, therefore expresses no opinion with respect to our PFIC status for any taxable year or our beliefs or expectations relating to such status set forth in this discussion.

A non-United States corporation such as ourselves will be treated as a PFIC for United States federal income tax purposes for any taxable year if, applying applicable look-through rules, either:

•	at least 75% of its gross income for such year is passive income; or

•	at least 50% of the value of its assets (determined based on a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than certain royalties and rents derived in the active conduct of a trade or business and not derived from a related person).

We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% by value of the stock. Although the law in this regard is unclear, we are treating Hailiang Investment and its subsidiaries as being owned by us for United States federal income tax purposes, not only because we control their management decisions, but also because we are entitled to substantially all of the economic benefits associated with these entities, and as a result, we will consolidate these entities’ operating results in our consolidated IFRS financial statements.

The determination of whether we are or will become a PFIC for any taxable year may depend in part upon the value of our goodwill and other unbooked intangibles not reflected on our balance sheet (which may be determined based upon the market value of our ADSs or ordinary shares from time to time).

See “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

Special Note Regarding Forward-looking Statements

This prospectus contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to us. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward- looking statements include, among other things, statements relating to:

•	our business strategies and initiatives as well as our business plans;

•	our future business development, results of operations and financial condition;

•	expected changes in our revenue and certain cost or expense items;

•	our expectation regarding the use of proceeds from this offering;

•	trends and competition in the education industry in China; and

•	general economic and business conditions in China.

You should thoroughly read this prospectus and the documents that we refer to in this prospectus with the understanding that our actual results in the future may be materially different from or worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Other sections of this prospectus include additional factors which could adversely affect our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in the “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Industry,” “Business” and elsewhere in this prospectus.

This prospectus also contains third-party data related to macroeconomic data and the education market as well as related projections and analyses based on a number of assumptions. These market data, including statistical data extracted from the CCID Report, include projections that are based on a number of assumptions. The projected growth may not materialize at the rates suggested by the market data, or at all. The failure of these markets to grow at the projected rates may have a material adverse effect on our business and the market price of our ADSs. In addition, the changing nature of the education industry subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data turns out to be incorrect, our actual results may differ from the projections based on these assumptions. Although we believe that the publications, reports and surveys are reliable, we have not independently verified the data.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which these statements are made in this prospectus. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus.

Use of Proceeds

We estimate that we will receive net proceeds from this offering of approximately US$             million, or approximately US$             million if the underwriter exercises its option to purchase additional ADSs in full, after deducting underwriting discounts and the estimated offering expenses payable by us. These estimates are based upon an initial offering price of US$             per ADS, the midpoint of the estimated range of the initial public offering price shown on the cover page of this prospectus. Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deduction of underwriting discounts and estimated offering expenses payable by us, a US$1.00 increase (decrease) in the assumed initial public offering price of US$ per ADS would increase (decrease) the net proceeds of this offering by approximately US$             million.

We plan to use the net proceeds we receive from this offering for the following purposes:

•	approximately US$ million for acquisition of additional schools (although currently we are not negotiating any acquisitions);

•	approximately US$ million for leasehold improvement;

•	approximately US$ million for marketing to enhance our brand;

•	approximately US$ million to recruit additional administrative staff; and

•	approximately US$ million to enhance our information technology systems and our general working capital.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. To the extent that the net proceeds we receive from this offering are not immediately used for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing bank deposits or debt instruments.

In utilizing the proceeds of this offering, as an offshore holding company of our PRC subsidiary, we may (i) make loans to our PRC subsidiary and affiliated entities, (ii) make additional capital contributions to our PRC subsidiary, (iii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, and (iv) acquire offshore entities with business operations in China in an offshore transaction. However, most of these uses are subject to PRC regulations and approvals. For example:

•	loans by us to our wholly-owned subsidiary in China, which is a foreign-invested enterprise, cannot exceed statutory limits and must be registered with SAFE or its local counterparts. Based on the current registered capital of Hailiang Consulting, the maximum amount of loans that Hailiang Consulting may incur is US$3.0 million. We may from time to time further increase such statutory limit by making additional capital contributions to Hailiang Consulting and thereby increase the statutory limit of the loans Hailiang Consulting may incur in the future based on our operational needs;

•	loans by us to our affiliated entities, which are domestic PRC entities, over a certain threshold must be approved by the relevant government authorities and must also be registered with SAFE or its local counterparts; and

•	capital contributions to our wholly-owned subsidiary must be approved by the MOFCOM or its local counterparts.

We intend to use the [majority] of proceeds from this offering for acquisitions although we are not currently negotiating any acquisitions. In addition to acquisitions, we currently expect that a portion of the proceeds of this offering will be used by Hailiang Consulting to provide better support to the operations of our affiliated entities. Specifically, Hailiang Consulting will make substantial investments with respect to leasehold improvements at our schools, marketing to enhance our brand, recruitment of additional administrative staff and enhancement of our information technology systems. These uses of proceeds are for purposes within the business scope of Hailiang Consulting.

Meanwhile, we believe that our affiliated entities will have adequate cash from their operations to support their own operation and expansion. However, if needed, we cannot assure you that we will be able to obtain the government registrations or approvals required to transfer offering proceeds to our PRC subsidiaries or affiliated entities on a timely basis, if at all. If we fail to satisfy these requirements on a timely basis, our ability to remit the funds received from this offering to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business. See “Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiary and affiliated entities, which could harm our liquidity and our ability to fund and expand our business.”

Dividend Policy

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain future earnings, if any, to operate our business and finance future growth strategies. Any determination to pay dividends in the future will be made at the discretion of our board of directors and will depend on our results of operations, financial conditions, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant.

Our board of directors has complete discretion on whether to pay dividends, subject to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

We are a holding company, and we rely on dividends paid by Hailiang Consulting, our subsidiary in China for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our expenses. The payment of dividends in China is subject to limitations. Regulations in China currently permit payment of dividends by Hailiang Consulting only out of accumulated profits as determined in accordance with accounting standards and regulations in China. In addition, Hailiang Consulting is required to set aside at least 10% of its after-tax profits each year to contribute to its reserve fund until the accumulated balance of the reserve funds reach 50% of its registered capital. Hailiang Consulting is also required to reserve a portion of its after-tax profits to its employee welfare and bonus fund, the amount of which is determined by its board of directors in accordance with its articles of association. These funds are not distributable in cash dividends.

Capitalization

The following table sets forth our capitalization as of June 30, 2014:

•	on an actual basis; and

•	on an as adjusted basis to reflect the issuance and sale of the ordinary shares in the form of ADSs by us in this offering, assuming an initial public offering price of US$ per ADS, being the midpoint of the estimated range of the initial public offering price, after deducting underwriting discounts, commissions and estimated offering expenses payable by us and assuming no exercise of the underwriter’s option to purchase additional ADSs.

The as adjusted adjustments reflected below are subject to change and are based upon available information and certain assumptions that we believe are reasonable. Additional paid-in capital, total shareholders’ equity and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this capitalization table in conjunction with “Use of Proceeds,” “Selected Consolidated Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	June 30, 2014
	Actual		As Adjusted
	RMB	US$	RMB	US$
	(in thousands, except share and per share data)
Equity
Share capital (US$0.001 par value, 36,500,000 shares authorized, 36,500,000 shares issued and outstanding)	239	39
Share premium	18,628	3,003
Contributed capital	225,895	36,414
Translation reserve	18	3
Retained earnings	312,012	50,295
Total equity	556,792	89,754

Total capitalization	556,792	89,754

A US$1.00 increase (decrease) in the assumed initial public offering price of US$             per ADS would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by US$ million, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

Dilution

If you invest in our ADSs, your interest will be diluted for each ADS you purchase to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the net tangible book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of June 30, 2014 was approximately US$             million, or US$             per ordinary share and US$             per ADS. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting the as adjusted net tangible book value per ordinary share from the assumed initial public offering price per ordinary share, which is based on the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Without taking into account any other changes in net tangible book value after June 30, 2014, other than to give effect to our sale of ADSs offered in this offering based on the assumed initial public offering price of US$             per ADS after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of June 30, 2014 would have been US$             million, or US$             per outstanding ordinary share and US$             per ADS. This represents an immediate increase in net tangible book value of US$             per ordinary share and US$             per ADS to the existing shareholders, and an immediate dilution in net tangible book value of US$             per ordinary share and US$             per ADS to investors purchasing ADSs in this offering. The as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing. The following table illustrates such dilution, assuming no exercise of the underwriter’s option to purchase additional shares:

Assumed initial public offering price per ADS	US$
Net tangible book value per ordinary share as of June 30, 2014	US$
As adjusted net tangible book value per ordinary share after giving effect to this offering	US$
As adjusted net tangible book value per ADS after giving effect to this offering	US$
Amount of dilution in net tangible book value per ordinary share to new investors in the offering	US$
Amount of dilution in net tangible book value per ADS to new investors in the offering	US$

A US$1.00 change in the assumed initial public offering price of US$             per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease our as adjusted net tangible book value as described above by US$             million, the as adjusted net tangible book value per ordinary share and per ADS by US$             per ordinary share and by US$             per ADS, and the dilution per ordinary share and per ADS to new investors in this offering by US$             per ordinary share and US$             per ADS, respectively, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus and after deducting underwriting discounts and commissions and estimated offering expenses.

Assuming the underwriter’s option to purchase additional ADSs is exercised in full, our as adjusted net tangible book value as of June 30, 2014 would have been US$             per outstanding ordinary share, or US$             per ADS. This represents an immediate increase in net tangible book value of US$             or         % per ordinary share, or US$             or         % per ADS, to our existing shareholders and an immediate dilution in net tangible book value of US$             or         % per ordinary share, or US$             or         % per ADS, to new investors of ADSs in this offering.

The following table summarizes, on an as adjusted basis as of June 30, 2014, the differences between existing shareholders and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share and ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the underwriter’s option to purchase additional ADSs.

	Ordinary shares purchased			Total consideration
	Number	Percent		Amount	Percent		Average price per ordinary share	Average price per ADS
Existing shareholders			%	US$		%	US$	US$
New investors			%	US$		%	US$	US$

Total		100.0%		US$	100.0%

A US$1.00 increase (decrease) in the assumed initial public offering price per ADS would increase (decrease) our as adjusted net tangible book value after giving effect to the offering by US$             million, the as adjusted net tangible book value per ordinary share and per ADS after giving effect to this offering by US$             per ordinary share and US$             per ADS and the dilution in as adjusted net tangible book value per ordinary share and per ADS to new investors in this offering by US$             per ordinary share and US$             per ADS, assuming no exercise of the underwriter’s option to purchase additional ADSs and no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us.

Exchange Rate Information

We conduct substantially all of our operations in China. All of our revenue, costs and expenses are denominated in Renminbi. This prospectus contains translations of certain Renminbi amounts into U.S. dollars at specified rates. Unless otherwise stated, the translation of Renminbi into U.S. dollars has been made at the rate of RMB6.2036 to US$1.00, the noon buying rate in effect on June 30, 2014 as set forth in the H.10 Statistical Release of the Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On October 3, 2014, the noon buying rate was RMB6.1385 to US$1.00.

The following table sets forth information concerning the rates of exchange of US$1.00 into RMB for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you.

	Noon buying rate
Year ended	Period end	Average(1)	Low	High
June 30, 2010	6.7815	6.8235	6.7815	6.8358
June 30, 2011	6.4635	6.6135	6.4628	6.8102
June 30, 2012	6.3530	6.3430	6.2790	6.4720
June 30, 2013	6.1374	6.2312	6.1213	6.3879
June 30, 2014	6.2036	6.1448	6.0402	6.2591

Month
April 2014	6.2591	6.2246	6.1966	6.2591
May 2014	6.2471	6.2380	6.2255	6.2591
June 2014	6.2036	6.2306	6.2036	6.2548
July 2014	6.1737	6.1984	6.1712	6.2115
August 2014	6.1430	6.1541	6.1395	6.1793
September 2014	6.1380	6.1382	6.1266	6.1495
October 2014 (through October 3, 2014)	6.1385	6.1382	6.1380	6.1385

(1)	Annual averages were calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages are calculated by using the average of the daily rates during the relevant month.

Enforceability of Civil Liabilities

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands corporation, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands have a less developed body of securities laws as compared to the United States and provide protections for investors to a significantly lesser extent. In addition, Cayman Islands companies do not have standing to sue before the federal courts of the United States.

Substantially all of our assets are located outside the United States. In addition, a majority of our directors and officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us, our officers and directors.

We have appointed Corporation Service Company, as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Conyers Dill & Pearman (Cayman) Limited, our counsel as to Cayman Islands law, and AllBright Law Offices, our counsel as to PRC law, have advised us that there is uncertainty as to whether the courts of the Cayman Islands or the PRC would, respectively, (1) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (2) entertain original actions brought in the Cayman Islands or the PRC against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Conyers Dill & Pearman (Cayman) Limited have informed us that the uncertainty with regard to Cayman Islands law relates to whether a judgment obtained from the U.S. courts under civil liability provisions of the securities law will be determined by the courts of the Cayman Islands as penal or punitive in nature. The courts of the Cayman Islands may not recognize or enforce such judgments against a Cayman company, and because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands. Conyers Dill & Pearman (Cayman) Limited has further advised us that the courts of the Cayman Islands would recognize a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment, (b) such courts did not contravene the rules of natural justice of the Cayman Islands, (c) such judgment was not obtained by fraud, (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands, (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands, and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands.

We have been advised by AllBright Law Offices, our PRC counsel, that there is uncertainty as to whether the courts of the PRC would enforce judgments of United States courts or Cayman courts obtained against us or these persons predicated upon the civil liability provisions of the United States federal and state securities laws. AllBright Law Offices has further advised us that PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between the PRC and the jurisdiction where the judgment is made or on reciprocity arrangements between jurisdictions. If there are no treaties or reciprocity arrangements between the PRC and a foreign jurisdiction where a judgment is rendered, according to the PRC Civil Procedures Law, matters relating to the recognition and enforcement of the foreign judgment in the PRC may be resolved through diplomatic channels. The PRC does not have any treaties or other arrangements with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign civil judgments. In addition, under the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is generally difficult to enforce in the PRC a judgment rendered by a U.S. or Cayman Islands court.

As Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States, there is doubt as to the enforceability in Hong Kong, in original actions or in actions for the enforcement of judgments of United States courts, of civil liabilities predicated solely upon the laws of the United States (including its federal securities laws or the securities laws of any state or territory within the United States).

Our Corporate History and Structure

Our Corporate History

We are an exempted company with limited liability incorporated in the Cayman Islands. We conduct our business through our subsidiary and affiliated entities in China. We currently operate three private schools offering K-12 educational services in Zhuji, Zhejiang province of China.

We started our operations in 1995 when Zhuji Hailiang Foreign Language School, our first private school, was founded by Mr. Feng. Our second private school, namely Zhuji Private High School, was founded by Mr. Feng and Mr. Meng in 2001. At the time of its founding, Mr. Feng owned 60% of the equity interest in the school and Mr. Meng held the remaining equity interest in the school. In November 2011, Mr. Feng purchased the remaining 40% equity interest in Zhuji Private High School from Mr. Meng and became the sole sponsor of Zhuji Private High School. Our third private school, namely Tianma Experimental School, was jointly acquired by Mr. Feng and Mr. Meng in July 2009. At the same time of the acquisition, Mr. Feng and Mr. Meng beneficially owned 80% and 20% of the equity interest in the school, respectively. In November 2011, Mr. Feng acquired the 20% equity interest in the school from Mr. Meng and became the sole sponsor of Tianma Experimental School. Mr. Meng disposed of his equity interest in Zhuji Private High School and Tianma Experimental School in order to raise capital for and pursue other business opportunities. As a result, Mr. Feng owned 100% of the equity interest in each of our three schools.

Between 2011 and 2013, we underwent a corporate restructuring in contemplation of this offering. In particular:

•	Incorporation of the listing entity and Hong Kong subsidiary. In April 2011, Mr. Feng incorporated Hailiang Inc. as our proposed listing entity in the Cayman Islands and Hailiang HK in Hong Kong. In January 2012, he transferred all shares of Hailiang HK to Hailiang Inc.

•	Change in holding structure by Mr. Feng. In December 2011, Mr. Feng transferred all the shares in Hailiang Inc. to four BVI holding companies.

•	Incorporation of PRC subsidiary. In December 2011, Hailiang HK incorporated Hailiang Consulting as our wholly-owned subsidiary in the PRC.

•	Equity investment in our company. In March 2012, Maxida International Company Limited, an independent third party, purchased 500,000 newly issued ordinary shares, or 1.4% of Hailiang Inc.’s total outstanding shares after the purchase, for US$3.0 million.

•	Consolidation of our schools under a single entity. In April 2012, Mr. Feng incorporated Hailiang Investment which is wholly-owned by Mr. Feng, as the holding company to hold equity interests in our schools in China and transferred his equity interests in our three schools to Hailiang Investment.

Mr. Feng is currently in the process of transferring his 100% interest in Brilliant One Development Limited, through an intermediate holding company wholly owned by Mr. Feng, to International Mineral Investment (HK), a company wholly owned by Hailiang Group. Once the transfer is completed, Brilliant One Development Limited will be indirectly controlled, through International Mineral Investment (HK) and Hailiang Group, by Mr. Feng.

Foreign ownership in educational services is subject to significant regulations in China. The PRC government regulates the provision of educational services through strict licensing requirements. In particular, PRC laws and regulations currently prohibit foreign ownership of companies and institutions providing compulsory educational services at primary and middle school levels, and restrict foreign investment in educational services businesses at the high school level. We are a company incorporated in the Cayman Islands. Our PRC subsidiary, Hailiang Consulting, is a foreign-owned enterprise and is currently ineligible to apply for and hold licenses to operate, or otherwise own equity interests in, our schools with K-12 educational programs.

Due to these restrictions, we, through our PRC subsidiary, Hailiang Consulting, have entered into a series of contractual arrangements with (i) our affiliated entities, consisting of Hailiang Investment and the schools which Hailiang Investment owns and operates, and (ii) the shareholder of Hailiang Investment, Mr. Feng, who is also our founder, which enable us to:

•	exercise the power over our affiliated entities;

•	have the exposure or rights to variable returns from our involvement with our affiliated entities; and

•	exercise the ability to affect those returns through use of its power over our affiliated entities.

We do not have any equity interest in our affiliated entities. However, as a result of these contractual arrangements, we control our affiliated entities through our PRC subsidiary, Hailiang Consulting. We have consolidated the results of our affiliated entities in our consolidated financial statements included elsewhere in this prospectus in accordance with IFRS. For a more detailed discussion of the basis of presentation of our consolidated financial statements, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Basis of Presentation.” The contractual arrangements were executed and became effective on December 31, 2013. For a detailed description of the risks associated with our corporate structure, see “Risk Factors—Risks Relating to Our Corporate Structure” and “Risk Factors—Risks Relating to Doing Business in China.”

We have been advised by AllBright Law Offices, our PRC legal counsel that:

•	The ownership structures of Hailiang Consulting and our affiliated entities comply with all current PRC laws and regulations; however, the contractual agreements may not be as effective in providing control as direct ownership;

•	The contractual arrangements among Hailiang Consulting, our affiliated entities and Mr. Feng as the shareholder of Hailiang Investment are valid, binding and enforceable under PRC laws and regulations, and are not in violation of PRC laws or regulations currently in effect; and

•	The business licenses of Hailiang Consulting and our affiliated entities are in full force and effect. Each of Hailiang Consulting and our affiliated entities have all necessary power to conduct its business as described in its business scope under its business license, and to enter into the contractual arrangements as described in this prospectus. To the best of our PRC legal counsel’s knowledge after due inquiry, none of Hailiang Consulting, any affiliated entities, or their respective assets are entitled to any sovereign immunity from any action, suit or other legal proceedings, or from enforcement, execution or attachment.

We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the opinion of our PRC legal counsel. We have been further advised by our PRC legal counsel that if the PRC government finds that the contractual arrangements and agreements that establish the structure for operating our educational services business in China do not comply with relevant PRC government restrictions on foreign investment in the educational services industry, we could be subject to severe penalties, including being prohibited from continuing operations. For a detailed description of the risks associated with our corporate structure, see “Risk Factors—Risks Relating to Our Corporate Structure” and “Risk Factors—Risks Relating to Doing Business in China.”

Our Corporate Structure

The following diagram illustrates our corporate structure as of the date of this prospectus:

Note:

(i)	Mr. Feng is currently in the process of transferring his 100% interest in Brilliant One Development Limited, through an intermediate holding company wholly owned by Mr. Feng, to International Mineral Investment (HK), a company wholly owned by Hailiang Group. Once the transfer is completed, Brilliant One Development Limited will be indirectly controlled, through International Mineral Investment (HK) and Hailiang Group, by Mr. Feng.

(ii)

Each of our schools has been registered as a school that requires reasonable returns. Under PRC laws and regulations, although private education is mainly treated as a public welfare undertaking, sponsors of schools may choose to require “reasonable returns” from the annual earnings of the school after deduction of certain costs, expenses, donations, subsidies and required contributions to development funds. Hailiang Investment is the sponsor of each of the three schools we currently operate as registered pursuant to applicable PRC laws and regulations. For more information regarding the nature of schools requiring reasonable returns under relevant laws and regulations, school sponsorship and difference between sponsorship and ownership under relevant laws and regulations, see “Regulations—Regulations on Private Education—The Law for Promoting Private Education (2003) and the Implementation Rules for the Law for Promoting Private Education (2004).”

The registered principal as registered pursuant to the applicable PRC laws and regulations of each of Zhuji Hailiang Foreign Language School, Zhuji Private High School and Tianma Experimental School is Mr. Baiqing Yuan, Mr. Honggang Xu and Mr. Jianjun Jiang, respectively. These individuals are also executive officers of Hailiang Inc.. For more information, see “Management—Directors and Executive Officers.”

The following is a summary of the material provisions of these contractual arrangements with our affiliated entities and the shareholder of Hailiang Investment. For more complete information you should read these agreements in their entirety. Directions on how to obtain copies of these agreements are provided in this prospectus under “Where You Can Find Additional Information.”

Call Option Agreement. Pursuant to a call option agreement between Hailiang Consulting, Hailiang Investment and Mr. Feng entered into in December 2013, Mr. Feng unconditionally and irrevocably granted Hailiang Consulting or its designee an exclusive option to purchase, to the extent permitted under PRC laws and regulations, in certain cases, including but not limited to the cancellation of any of the other agreements under the contractual arrangements or liquidation or dissolution of Hailiang Investment, all or part of the equity interest in Hailiang Investment at the lowest consideration permitted by PRC laws and regulations. Hailiang Consulting has the sole discretion to decide when to exercise the option, and whether to exercise the option in part or in full. In the event that the exercise price is higher than the registered capital of Hailiang Investment, Mr. Feng agreed to return any consideration paid in excess of such registered capital to Hailiang Consulting or any third party it designates. Without Hailiang Consulting’s written consent, Hailiang Investment and Mr. Feng may not sell, transfer, pledge or otherwise dispose of or create any encumbrance on any of Hailiang Investment’s assets, businesses or equity interests or merge with or acquire other businesses. Without obtaining Hailiang Consulting’s written consent, Hailiang Investment may not enter into any material contracts, incur any indebtedness or provide any loan or guarantee to a third party, or alter the nature or scope of its business. This agreement may not be terminated by Hailiang Investment or Mr. Feng, nor can it be terminated by Hailiang Consulting without cause. Unless terminated, this agreement shall remain in full force and effect until Hailiang Investment’s term of operations expires in April 2042.

Power of Attorney. In December 2013, Mr. Feng executed an irrevocable power of attorney appointing Hailiang Consulting, or any person designated by Hailiang Consulting, as his attorney-in-fact to (i) exercise on his behalf all his rights as a shareholder of Hailiang Investment, including those rights under PRC laws and regulations and the articles of association of Hailiang Investment, such as appointing, replacing or removing directors, declaring dividends and making decisions on operational and financial matters, (ii) act as the representative of Hailiang Investment in its business operations, and (iii) unconditionally assign Mr. Feng’s shareholding rights to Hailiang Consulting, including dividends or other benefits associated with shareholding that Mr. Feng receives from Hailiang Investment.

Consulting Services Agreement. Pursuant to the consulting services agreement between Hailiang Consulting, our affiliated entities and Mr. Feng, as the shareholder of Hailiang Investment, entered into in December 2013, Hailiang Consulting has the exclusive right to provide comprehensive technical and business support services to our affiliated entities. In particular, such services include developing curriculum, conducting market research and offering strategic business advice, providing information technology services, providing public relations services, providing support for teacher hiring and training and providing other services that our affiliated entities may need from time to time. Without the prior consent of Hailiang Consulting, none of our affiliated entities may accept such services provided by any third party. Hailiang Consulting owns the exclusive intellectual property rights created as a result of the performance of this agreement. Our affiliated entities agree to pay annual service fees, calculated as a percentage of their total revenue, to Hailiang Consulting. At the sole discretion of Hailiang Consulting, the percentage ratio for calculating the service fees may be adjusted from time to time based on the complexity of the services provided, the time and resources committed by Hailiang

Consulting and the commercial value of the services. The consulting services agreement enables Hailiang Consulting to charge an annual service fee, the maximum of which equals the net income of our affiliated entities after deducting the mandatory development reserve fund and other necessary costs prior to the payment of such service fees. As part of the consulting services agreement, Hailiang Investment and Mr. Feng agree that they will not take any actions, such as incurring indebtedness, disposing of material assets, materially changing the scope or nature of the business of our affiliated entities, disposing of their equity interests in our affiliated entities, or paying dividends to Mr. Feng without the written consent of Hailiang Consulting. This agreement may not be terminated by Hailiang Investment or Mr. Feng, nor can it be terminated by Hailiang Consulting without cause. Unless terminated, the agreement shall remain in full force and effect during the term of operations of our affiliated entities.

Equity Pledge Agreement. Pursuant to an equity pledge agreement between Hailiang Consulting, Mr. Feng and Hailiang Investment entered into in December 2013, Mr. Feng unconditionally and irrevocably pledged all of his equity interests in Hailiang Investment to Hailiang Consulting to guarantee performance of the obligations of our affiliated entities under the call option agreement, power of attorney and consulting services agreement, each as described below. Mr. Feng agreed that without prior written consent of Hailiang Consulting, he shall not transfer or dispose of the pledged equity interests, commence any bankruptcy or liquidation process of Hailiang Investment or create or allow any encumbrance on the pledged equity interests. This agreement may not be terminated by Hailiang Investment or Mr. Feng, nor can it be terminated by Hailiang Consulting without cause. Unless terminated, the equity pledge agreement remains in full force and effect until all of the obligations of our affiliated entities under the consulting services agreement have been duly performed and related payments are duly paid. The pledge of equity interests in Hailiang Investment has been duly registered with the local branch of SAIC and is effective upon such registration.

Selected Consolidated Financial Data

You should read the following information concerning us in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

We present below selected consolidated financial data for the periods indicated. The following selected consolidated statements of comprehensive income data for the years ended June 30, 2012, 2013 and 2014, and the selected consolidated statements of financial position data as of June 30, 2013 and 2014, have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statement of financial position data as of June 30, 2012 has been derived from our audited consolidated financial statements that are not included in this prospectus. The consolidated financial statements are prepared and presented in accordance with IFRS. Historical results are not necessarily indicative of the results for any future periods.

	Year Ended June 30,
	2012	2013	2014
	RMB	RMB	RMB	US$
	(In thousands)
Consolidated Statements of Comprehensive Income Data:
Revenue	349,597	436,994	462,754	74,594
Cost of revenue	(239,066)	(293,763)	(299,683)	(48,308)

Gross profit	110,531	143,231	163,071	26,286
Other income	4,051	4,094	1,792	289
Selling expenses	(16,297)	(17,630)	(15,635)	(2,520)
Administrative expenses	(24,751)	(23,080)	(28,622)	(4,614)

Results from operating activities	73,534	106,615	120,606	19,441
Net finance income	11,582	16,575	20,066	3,235

Profit before tax	85,116	123,190	140,672	22,676
Tax expense	—	—	—	—

Profit and comprehensive income for the year	85,116	123,190	140,672	22,676

Attributable to:
Equity owner of Hailiang Investment	83,026	123,190	140,672	22,676
Non-controlling interests	2,090	—	—	—

	As of June 30,
	2012	2013	2014
	RMB	RMB	RMB	US$
	(In thousands)
Consolidated Statements of Financial Position Data:
Cash and cash equivalents	29,152	26,403	42,003	6,771
Total assets	354,701	493,846	638,922	102,992
Total equity	292,930	416,120	556,792	89,753
Current liabilities	61,771	77,726	82,130	13,239
Total liabilities	61,771	77,726	82,130	13,239

Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion of our financial condition and results of operations in conjunction with the consolidated financial statements and the notes to those statements included elsewhere in this prospectus. The discussion in this prospectus contains forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. The cautionary statements made in this prospectus should be read as applying to all related forward-looking statements wherever they appear in this prospectus. Our actual results could differ materially from those discussed here. Factors that could cause or contribute to these differences include those discussed in “Risk Factors,” as well as those discussed elsewhere. See “Risk Factors” and “Special Note Regarding Forward-looking Statements.”

Overview

We are the third largest provider of private K-12 educational services in China and the largest provider of private K-12 educational services in the Yangtze River Delta region (comprising Zhejiang province, Jiangsu province and Shanghai), as measured by the total number of students enrolled in 2012, according to the CCID Report. We currently operate three centrally managed schools, namely Zhuji Hailiang Foreign Language School, Zhuji Private High School and Tianma Experimental School. These schools are all located in Zhuji city, Zhejiang province in China. For the 2013/2014 school year, 16,875 students were enrolled in our schools.

We have experienced significant growth in our business. Our revenue increased by 25.0% from RMB349.6 million in the 2012 fiscal year to RMB437.0 million in the 2013 fiscal year and further increased by 5.9% to RMB462.8 million (US$74.6 million) in the 2014 fiscal year, both driven primarily by a general increase in tuition charged per student during the same periods. Our gross profit increased by 29.6% from RMB110.5 million in the 2012 fiscal year to RMB143.2 million in the 2013 fiscal year and further increased by 13.9% to RMB163.1 million (US$26.3 million) in the 2014 fiscal year. Our net profit and comprehensive income increased by 44.7% from RMB85.1 million in the 2012 fiscal year to RMB123.2 million in the 2013 fiscal year and further increased by 14.2% to RMB140.7 million (US$22.7 million) in the 2014 fiscal year. In line with our strategy to increase enrollment in our international program, we have increased the proportion of revenue derived from students enrolled in our international program from 4.1% of revenue in the 2012 fiscal year to 10.8% of revenue in the 2013 fiscal year and 15.1% of revenue in the 2014 fiscal year.

Basis of Presentation

Foreign ownership in educational services is subject to significant restrictions under current PRC laws and regulations. Our wholly-owned PRC subsidiary, Hailiang Consulting, is a foreign owned enterprise and is currently ineligible to apply for and hold licenses to operate, or otherwise own equity interests in, our schools with K-12 educational programs. Due to those restrictions, we conduct the majority of our business activities through our affiliated entities, or Hailiang Investment and its subsidiaries. We have, through Hailiang Consulting, entered into a series of contractual arrangements with the affiliated entities and Mr. Feng as the shareholder of Hailiang Investment. The contractual arrangements include a power of attorney agreement, a call option agreement, an equity pledge agreement and a consulting services agreement. For a detailed discussion of the material terms of such contractual arrangements, see “Our Corporate History and Structure—Our Corporate Structure.”

As a result, such contractual arrangements provide us, through Hailiang HK and Hailiang Consulting, (i) the power over the affiliated entities; (ii) the exposure or rights to variable returns from our involvement with the affiliated entities; and (iii) the ability to affect those returns through our power over the affiliated entities. In particular:

•

We have the power over the affiliated entities by virtue of the power of attorney agreement, pursuant to which Hailiang Consulting has the right to direct the activities that significantly affect the returns of the affiliated entities. Hailiang Consulting has the right to appoint, replace or remove directors of Hailiang Investment, as well as to make decisions on all operational and financial matters of the affiliated entities.

•	We have the exposure or rights to variable returns from our involvement with the affiliated entities by virtue of the power of attorney and consulting services agreements, Hailiang Consulting’s returns from its involvement with the affiliated entities have the potential to vary as a result of the performance of the affiliated entities. Pursuant to the power of attorney agreement, Hailiang Consulting is the only party that can share in the distributed and undistributed earnings of the affiliated entities. Pursuant to the consulting services agreement, Hailiang Consulting also has the exclusive right to provide consulting, support and services to the affiliated entities in return for a fee that could be up to 100% of the profits of the affiliated entities.

•	We have all decision-making rights over the affiliated entities to affect the amounts of their returns. By virtue of the power of attorney agreement, Hailiang Consulting is the principal and is the only party that has the decision-making authority on all the relevant activities of the affiliated entities. There are no substantive rights held by other parties that may affect or restrict Hailiang Consulting’s ability to direct the relevant activities of the affiliated entities. The power of attorney agreement is irrevocable and no party can remove Hailiang Consulting without cause. Hailiang Consulting also has exposure to variability of returns of the affiliated entities from the call option agreement.

We, Hailiang HK and Hailiang Consulting are either investment holding companies or companies that have not carried out any business since their respective dates of incorporation, apart from acquiring control of the affiliated entities through the contractual arrangements. We and the affiliated entities are controlled by the same person before and after December 31, 2013, the effective date of the contractual arrangements. In substance, our corporate restructuring conducted between 2011 and 2013 and the effectiveness of the contractual arrangements (collectively, the reorganization) involves no business combination and is merely a reorganization of entities under common control. Accordingly, the assets and liabilities of the affiliated entities are measured and recognized at their historical carrying amounts. In addition, the accompanying consolidated financial statements present the results of the group as if our reorganization had been consummated as of the beginning of the earliest period presented. That is, our consolidated financial statements include the financial position and the results of operations of the affiliated entities as of the earliest periods presented.

All the contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these agreements would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In addition, if the legal structure and the contractual arrangements were found to be in violation of any existing or future PRC laws and regulations, we may be subject to fines or other legal or administrative sanctions.

In the opinion of management, based on the legal opinion obtained from the AllBright Law Offices, our PRC legal counsel, the above contractual arrangements are legally binding and enforceable and do not violate current PRC laws and regulations. However, there are uncertainties regarding the interpretation and application of existing and future PRC laws and regulations. Accordingly, we cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to our opinion. If our current ownership structure and the contractual arrangements are found to be in violation of any existing or future PRC laws and regulations, the PRC government could require us to restructure our ownership structure and operations in the PRC to comply with the existing or future PRC laws and regulations; revoke the affiliated entities’ business and operating licenses; require the affiliated entities to discontinue or restrict operations; block the affiliated entities’ websites; impose additional conditions or requirements with which the affiliated entities may not be able to comply; or take other regulatory or enforcement actions against the affiliated entities that could be harmful to the affiliated entities’ business.

If the imposition of any of these government actions causes us to lose our right to direct the activities of the affiliated entities or to lose our right to the variable returns from our involvement with the affiliated entities and we are not able to restructure our ownership structure of the affiliated entities (such as acquiring controlling equity interests), we would not be able to consolidate the financial results of the affiliated entities in our consolidated financial statements. Substantially all assets, liabilities and results of operations reported in the accompanying consolidated financial statements comprise the assets, liabilities and results of operations of the affiliated entities. We and our wholly owned subsidiaries, Hailiang HK and Hailiang Consulting are investment holding companies with no substantial operations and hold a minimal amount of assets. In the opinion of management, the likelihood of loss in respect of our current ownership structure or contractual arrangements is remote based on current facts and circumstances.

For a more detailed discussion of these risks and uncertainties, see “Risk Factors—Risks Relating to Our Corporate Structure” and “Risk Factors—Risks Relating to Doing Business in China.”

Factors Affecting Our Results of Operations

We believe that our results of operations are affected by the demand for private K-12 education in China, as well as company-specific factors, including the level of student enrollment, the pricing of our educational programs and our ability to control costs and expenses.

Demand for Private K-12 Education in China

We have benefited from increasing demand for private K-12 education in China in the last decade. This increase was driven by the overall economic growth, the rise in household disposable income and household spending on education, as well as the improvement of education system and policies relating to K-12 education in China. According to the CCID Report, the total number of private K-12 schools increased from 89,383 in 2006 to 145,817 in 2013, and the proportion of students in private K-12 schools against the total number of students in K-12 schools also increased from 8.5% to 16.5% during the same period. We anticipate that the demand for private K-12 education in China will continue to grow which we expect will provide us with significant market opportunity to expand our business.

The private K-12 school industry in the Yangtze River Delta region where our schools are located has also been growing. According to the CCID report, the total number of students enrolled in private K-12 schools in the Yangtze River Delta region increased from 3.4 million in 2008 to 3.6 million in 2012. The percentage of students in private K-12 schools against the total number of K-12 students in the region increased from 17.7% to 18.6% during the same period.

Rising income levels have also provided greater opportunities for Chinese students to study abroad. As a result, the number of students enrolled in school programs with a focus on preparing students for studying abroad, or international programs, has grown significantly. According to the CCID Report, there were a total of approximately 144,400 students enrolled in international school programs in 2012 in China, a figure that is expected to rise in the coming years. The number of students enrolled in our international program has also increased rapidly, from 250 as of June 30, 2012 to 854 as of June 30, 2013 and 1,180 students as of June 30, 2014. We intend to continue to grow our international program to take advantage of the growing demand.

Level of Student Enrollment

As of June 30, 2012, 2013 and 2014, we had a total of 16,192, 16,816 and 16,875 students, respectively.

While we expect the number of students will be relatively stable in the next two fiscal years, we plan to increase the proportion of students enrolled in our international program because our international program charges a tuition fee that is significantly higher than that of our basic educational program. We have already begun making this transition. For example, the number of students enrolled in the international program increased from 250 students as of June 30, 2012 to 854 students as of June 30, 2013 and 1,180 students as of June 30, 2014, with the proportion of our students enrolled in the international program increasing from 1.5% to

5.1% to 7.0% during the same period. We intend to continue to grow our international program to take advantage of the growing demand.

Pricing of Educational Programs

Our results of operations are affected by the pricing of our educational programs. We generally charge a student tuition based on his or her grade level and whether the student attends our basic educational program or international program. Tuition includes boarding, school services and books. The tuition we may charge for some of our education programs is subject to regulatory restrictions. For example, the most recent ceiling on the amount of tuition and boarding expenses we can charge was set out by the Zhuji branch of the MOE in November 2012, which sets forth the maximum amounts of tuition and boarding expenses for primary school, middle school and high school as RMB31,000 per student, RMB33,000 per student and RMB35,000 per student, respectively. In addition, pursuant to the registration documents filed with local authorities for the 2013/2014 school year, we are approved to charge RMB50,000 to RMB60,000 for our international program. There is currently no maximum amount set for our kindergarten or international program. The tuition limitation is reviewed by the regulatory authority on a periodic basis. See “Regulations—The Law for Promoting Private Education (2003) and the Implementation Rules for the Law for Promoting Private Education (2004).” Subject to the applicable regulatory requirements, we generally determine tuition based on the demand for our educational programs, the cost of our educational services and the tuition and the fees charged by our competitors, and seek to increase tuition by approximately 5% to 15% each year. For example, in the 2012, 2013 and 2014 fiscal years, the average tuition for primary, middle and high school, including both our basic educational program and our international program, was RMB21,591, RMB25,987 and RMB27,422 (US$4,420), respectively. The increase was also due to a greater proportion of students enrolled in the international program which charges higher tuition. In the 2012, 2013 and 2014 fiscal years, tuition charged for students in our international program was approximately twice as high as tuition charged for students in our basic educational program.

Ability to Control Costs and Expenses

Our ability to maintain and increase profitability also depends on our ability to effectively control our costs and expenses. A significant component of our cost of revenue is labor costs which accounted for approximately 31.9%, 32.4% and 33.2% of our revenue for the 2012, 2013 and 2014 fiscal years, respectively. Labor costs primarily include compensation to our teachers and educational staff. Our labor costs increased from the 2012 fiscal year to the 2013 fiscal year, primarily reflecting our continued efforts to recruit additional teachers and educational staff, particularly experienced teachers. Another important component of our cost of revenue is student-related costs, which mainly consist of costs for textbooks, uniforms, dining services and living accommodations. Student-related costs accounted for approximately 16.5%, 16.8% and 14.7% of our revenue in the three most recent fiscal years. Our cost of revenue as a percentage of our total revenue was 68.4%, 67.2% and 64.8% for fiscal years 2012, 2013 and 2014, respectively. In the near future, we expect our cost of revenue to increase as we will continue to hire additional teachers to support our growing international program.

Our operating expenses include two key components, selling expenses and administrative expenses. From fiscal year 2012 to fiscal year 2013 and 2014, our total operating expenses as a percentage of our total revenue decreased from 11.8% to 9.3% and 9.6%, respectively. We expect our expenses will also increase as we incur additional expenses associated with our overall growth as well as becoming a public company. We expect, however, that we will benefit from economies of scale as we continue to grow our business and increase our student base.

Key Components of Results of Operations

Revenue

We derive revenue from tuition charged to our students. Tuition includes charges for enrollment in our academic programs, which varies based on grade levels and whether the student attends our basic educational program or our international program, as well as charges in relation to boarding, school services and books.

Our revenue increased during the 2012, 2013 and 2014 fiscal years primarily due to increases in average tuition and, to a lesser extent, the level of student enrollment. We expect our revenue to continue to increase going forward, reflecting our plan to continue to increase tuition at an annual rate of 5% to 15%, and our efforts to increase our student enrollment.

Tuition fees are paid in two stages for newly enrolled students. We generally require a tuition deposit of approximately 8% to 10% of the full tuition fees in the last quarter of each fiscal year with the remainder received in July or August, both prior to the commencement of the school year. We generally do not refund the tuition deposit unless the student cannot be enrolled due to restrictions imposed by the regulatory authority pursuant to applicable laws and regulations.

The following table compares revenue generated from our basic educational program and our international program and as a percentage of total revenue for the periods indicated, as well as the number of students and average tuition. Average tuition is calculated by the total revenue derived from a particular program or grade level divided by the total number of students enrolled in that program for a particular academic year. Our basic educational program offers curricula and coursework mandated by the PRC regulatory authorities. Our international program also offers curricula mandated by the PRC regulatory authorities and in addition provides curricula with a focus on preparing students to study abroad. Tuition for our international program covers tuition for basic education classes, language classes and special international classes. The higher tuition charged for our international program reflects the higher cost of certain course materials, the need to hire foreign teachers with higher salaries and a higher teacher to student ratio in our international program.

	Year Ended June 30,
	2012				2013				2014
	Revenue (in RMB thousands)	% of revenue	Students	Average tuition (in RMB)	Revenue (in RMB thousands)	% of revenue	Students	Average tuition (in RMB)	Revenue (in RMB thousands)	Revenue (in US$ thousands)	% of revenue	Students	Average tuition (in RMB)
Basic educational program	335,175	95.9%	15,942	21,025	389,917	89.2%	15,962	24,428	392,962	63,344	84.9%	15,695	25,037
International program	14,422	4.1%	250	57,688	47,077	10.8%	854	55,125	69,792	11,250	15.1%	1,180	59,146

Total	349,597	100.0%	16,192	21,591	436,994	100.0%	16,816	25,987	462,754	74,594	100.0%	16,875	27,422

Revenue from our basic educational program increased by RMB54.7 million, or 16.3%, from the 2012 to the 2013 fiscal year and slightly increased by RMB3.0 million (US$0.5 million), or 0.8%, from the 2013 fiscal year to 2014 fiscal year, driven primarily by a general increase in tuition charged per student during the same periods. In addition, revenue derived from tuition of students enrolled in our international program compared to our total revenue increased from 4.1% in the 2012 fiscal year to 10.8% in the 2013 fiscal year and 15.1% in the 2014 fiscal year. This is due primarily to an increase in the number of students enrolled in our international program and, to a lesser extent, an increase in the average tuition charged in our international program.

The following table sets forth revenue generated at the kindergarten, primary, middle and high school levels as well as the number of students and average tuition. The table includes both our basic educational program as well as our international program.

	Year Ended June 30,
	2012				2013				2014
	Revenue (in RMB thousands)	% of revenue	Students	Average tuition (in RMB)	Revenue (in RMB thousands)	% of revenue	Students	Average tuition (in RMB)	Revenue (in RMB thousands)	Revenue (in US$ thousands)	% of revenue	Students	Average tuition (in RMB)
Kindergarten	6,687	1.9%	619	10,803	8,952	2.0%	611	14,651	9,444	1,522	2.0%	628	15,038
Primary school	65,303	18.7%	3,214	20,318	90,655	20.7%	3,562	25,451	101,521	16,365	21.9%	3,729	27,225
Middle school	61,788	17.7%	2,940	21,016	71,966	16.5%	3,090	23,290	83,625	13,480	18.2%	3,373	24,792
High school	215,819	61.7%	9,419	22,913	265,421	60.8%	9,553	27,784	268,164	43,227	57.9%	9,145	29,324

Total	349,597	100.0%	16,192	21,591	436,994	100.0%	16,816	25,987	462,754	74,594	100.0%	16,875	27,422

Cost of Revenue

Our cost of revenue primarily consists of labor costs, which are compensation to our teachers and educational staff, student-related costs and, to a lesser extent, transportation costs, utility costs and leasing fees for our schools. Our cost of revenue increased from the 2012 fiscal year to the 2014 fiscal year due primarily due to an increase in labor costs due to an increase in the total number of our teachers and educational staff, an increase in the total number of senior and experienced teachers and a general increase in our compensation levels. We expect our cost of revenue to increase in line with our increase in revenue, driven in large part by a planned increase in the number of teachers to support our growing international program. The following table sets forth the components of our cost of revenue by amount and as a percentage of total revenue for the periods indicated.

	Year Ended June 30,
	2012		2013		2014
	RMB (in thousands)	% of revenue	RMB (in thousands)	% of revenue	RMB (in thousands)	US$ (in thousands)	% of revenue
Cost of Revenue:
Labor costs	111,557	31.9%	141,797	32.4%	153,602	24,760	33.2%
Student-related costs	57,483	16.5%	73,437	16.8%	68,111	10,979	14.7%
Transportation	18,248	5.2%	23,390	5.4%	23,145	3,731	5.0%
Depreciation	17,251	4.9%	20,686	4.7%	22,532	3,632	4.9%
Utilities	9,413	2.7%	11,752	2.7%	11,407	1,839	2.5%
Leasing fee	4,600	1.3%	9,600	2.2%	9,600	1,547	2.1%
Other costs	20,514	5.9%	13,101	3.0%	11,286	1,819	2.4%

Total cost of revenue	239,066	68.4%	293,763	67.2%	299,683	48,308	64.8%

Operating Expenses

Our operating expenses consist of selling expenses and administrative expenses. The following table sets forth the components of our operating expenses in absolute amount and as a percentage of revenue for the periods indicated.

	Year Ended June 30,
	2012		2013		2014
	RMB (in thousands)	% of revenue	RMB (in thousands)	% of revenue	RMB (in thousands)	US$ (in thousands)	% of revenue
Operating Expenses:
Selling expenses	16,297	4.7%	17,630	4.0%	15,635	2,520	3.4%
Administrative expenses	24.751	7.1%	23,080	5.3%	28,622	4,614	6.2%

Total operating expenses	41,048	11.8%	40,710	9.3%	44,257	7,134	9.6%

Selling expenses

Our selling expenses consist of advertisement expenses, recruiting expenses and amortization related to intangible assets. Our overall selling expenses decreased from the 2013 fiscal year to the 2014 fiscal year, primarily due to the decrease of amortization expense of intangible assets related to the acquisition of Tianma Experimental School in 2009. Our overall selling expenses increased from the 2012 fiscal year to the 2013 fiscal year, primarily due to an increase in the amount spent on advertisement and recruiting expenses in relation to increased marketing activities to attract more students. We expect that our overall selling expenses will increase in absolute amount in the near future due to our plan to increase enrollment in our international program and overall enrollment.

Administrative expenses

Our administrative expenses consist primarily of salary for our office and administrative staff and repairs of offices and facilities. Our administrative expenses also include, to a lesser extent, office expenses and other miscellaneous fees. Our overall administrative expenses increased from 2013 to 2014 primarily due to the expenses incurred in relation to this offering and decreased from 2012 to 2013 primarily due to less maintenance costs incurred in 2013 compared to 2012. We expect that our overall administrative expenses will also remain relatively stable in the near future.

Other Income

Other income consists of government grants and other miscellaneous income. Government grants are amounts provided by the local government on an unconditional basis and are awarded at the discretion of the local government based on certain criteria in relation to our high school operations, such as the number of students participating in the Gaokao examination, test results and student performance. Other miscellaneous income primarily consists of forfeits of deposits for students who did not enroll in our schools. Prior to admission, new students are required to pay a deposit. Upon the students’ enrollment, the deposit is applied towards the tuition fee payment. The deposit is generally not refundable if the student does not subsequently enroll in the school. The following table sets forth the components of income derived from the aforementioned sources in absolute amount and as a percentage of revenue for the periods indicated.

	Year Ended June 30,
	2012		2013		2014
	RMB (in thousands)	% of revenue	RMB (in thousands)	% of revenue	RMB (in thousands)	US$ (in thousands)	% of revenue
Other income
Government grants	1,806	0.5%	1,550	0.3%	1,157	187	0.3%
Others	2,245	0.7%	2,544	0.6%	635	102	0.1%

Total other income	4,051	1.2%	4,094	0.9%	1,792	289	0.4%

Net Finance Income

Our net finance income is related to interest income derived from advances and loans extended to a third party and certain related parties. See “Related Party Transactions—Transactions with Certain Related Parties.” Net finance income was 3.3%, 3.8% and 4.3% of our total revenue in the 2012, 2013 and 2014 fiscal years, respectively.

Taxation

We are incorporated in the Cayman Islands and conduct our primary business operations through our subsidiary and affiliated entities in the PRC. We also have a wholly-owned subsidiary in Hong Kong. Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gains. Additionally, upon payments of dividends to our shareholders, no Cayman Islands withholding tax will be imposed.

Under the Hong Kong tax laws, the statutory income tax rate is 16.5%. Subsidiaries in Hong Kong are exempted from income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

Under the Enterprise Income Tax Law, or the EIT Law, domestic enterprises and foreign investment enterprises, or FIE, are subject to a unified 25% enterprise income tax rate, except for certain entities that are entitled to tax holidays or exemptions. According to the Implementation Rules for the Law for Promoting Private Education in 2004, or the 2004 Implementing Rules, private schools, whether requiring reasonable returns or not, may enjoy preferential tax treatment. The 2004 Implementing Rules provide that the relevant authorities under the State Council may introduce preferential tax treatments and related policies applicable to private schools requiring reasonable returns. To date, however, no separate policies, regulations or rules have been introduced by the authorities in this regard. The schools we currently operate have historically enjoyed the corporate income exemption treatment since their establishment. Based on a confirmation from the local tax authorities, the local tax authorities have agreed to apply the corporate income tax exemption treatment to each of the schools we currently operate for the years ended June 30, 2012, 2013 and 2014. As a result, no income tax expense was recognized for the years ended June 30, 2012, 2013 and 2014.

Under the current EIT Law, dividends paid by an FIE to any of its foreign non-resident enterprise investors are subject to a 10% withholding tax. Thus, the dividends, if and when payable by our PRC subsidiary to its offshore parent entities, would be subject to a 10% withholding tax. A lower tax rate will be applied if such foreign non-resident enterprise investor’s jurisdiction of incorporation has signed a tax treaty or arrangement for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income with China. There is such a tax arrangement between the PRC and Hong Kong. Thus, the dividends, if and when payable by our PRC subsidiary to the offshore parent entity located in Hong Kong, would be subject to a 5% withholding tax rather than the statutory rate of 10%, provided that the offshore entities located in Hong Kong meet the requirements stipulated by relevant PRC tax regulations. Furthermore, pursuant to the applicable circular and interpretations of the current EIT Law, dividends from earnings created prior to 2008 but distributed after 2008 are not subject to withholding income tax. We have not provided for deferred income tax liabilities on the PRC entities’ undistributed earnings of RMB171.3 million and RMB312.0 million (US$50.3 million) as of June 30, 2013 and 2014, respectively because we control the timing of the undistributed earnings and it is probable that the earnings will not be distributed. We plan to reinvest those earnings in the PRC indefinitely in the foreseeable future.

Critical Accounting Policies, Estimates and Judgments

We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB, which requires us to make judgments, estimates and assumptions that affect: (i) the reported amounts of our assets and liabilities, (ii) the disclosure of our contingent assets and liabilities at the end of each reporting period, and (iii) the reported amounts of revenue and expenses during each reporting period. Significant items subject to such estimates and assumptions include the useful lives and the recoverability of the carrying amounts of property and equipment and intangible assets (including goodwill), the collectability of other receivables and term deposits placed with a related party finance entity, and the assessment of contingent liabilities. These estimates are often based on complex judgments and assumptions that management believes to be reasonable but are inherently uncertain and unpredictable. Actual results may differ from those estimates. Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in Note 2 to the financial statements included in this prospectus.

We continually evaluate these estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and reasonable assumptions, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates.

We believe that any reasonable deviation from those judgments and estimates would not have a material impact on our financial condition or results of operations. To the extent that the estimates used differ from actual results, however, adjustments to the statement of comprehensive income and corresponding statement of financial condition accounts would be necessary. These adjustments would be made in future financial statements.

When reading our financial statements, you should consider (i) our critical accounting policies, (ii) the judgment and other uncertainties affecting the application of such policies, and (iii) the sensitivity of reported results to changes in conditions and assumptions. We believe the following accounting policies involve the most significant judgment and estimates used in the preparation of our financial statements. We have not made any material changes in the methodology used in these accounting policies during the past two years.

Consolidation

We have, through Hailiang Consulting, entered into a series of contractual arrangements with our affiliated entities. Although we do not have any equity interest in our affiliated entities, we control our affiliated entities as a result of these contractual arrangements. We have consolidated the results of our affiliated entities in our consolidated financial statements included elsewhere in this prospectus in accordance with IFRS. For a detailed discussion of the basis for consolidation, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Basis of Presentation.”

Revenue Recognition

We derive revenue principally from the rendering of boarding school educational services to students. We offer our basic educational program and international program at the kindergarten, primary school, middle school and high school levels. Our basic educational program offers curricula and coursework mandated by the PRC regulatory authorities. Our international program prepares our students to earn their PRC school diplomas and for admissions tests for overseas educational institutions.

We receive tuition fees at the beginning of each school year. Each school year is comprised of two semesters. The first semester starts in September and ends in January. The second semester starts the following month in February and ends in June.

The arrangements with the student contain multiple components consisting of the delivery of education, accommodations, meals and transportation services, or educational services and the delivery of education books and related materials, or educational materials. We allocate the total tuition fees into educational services and educational materials based on their relative fair value. The components within educational services were not further separated since revenue recognition for the components occurs at the same time and the components belong to the same category of revenue, which is service revenue.

Revenue attributable to educational services is recognized on a straight-line basis over the school year since the services are performed by an indeterminate number of acts over a specified period of time and there is no evidence that some other method better represents the stage of completion. Revenue attributable to educational materials is recognized upon the delivery of the products to the students, which is when the risks and rewards have been transferred to the students. Tuition fees not yet earned are recorded as deferred revenue.

For the periods presented, revenue recognized for the delivery of educational materials was insignificant and occurred during the same year that revenue for the delivery of educational services was recognized.

We also provide kindergarten education services. Fees received for kindergarten education services are recognized as revenue on a straight-line basis over the period of rendering the service.

Impairment of non-financial assets, including goodwill and trade name with indefinite useful lives

The carrying amounts of our non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and indefinite-lived intangible assets are tested annually for impairment.

The recoverable amount of an asset is the greater of its value in use and fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or the cash generating unit, or CGU. For impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Goodwill acquired in a business combination is allocated to groups of CGUs that are expected to benefit from the synergies of the combination. An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Our intangible assets and goodwill arose from the acquisition of Tianma Experimental School on July 1, 2009. Mr. Feng and Mr. Meng acquired 80% and 20% of the registered capital equity interest in Tianma Experimental School for a total cash consideration of RMB114.0 million. The goodwill recognized on the acquisition is mainly attributable to the synergies expected to be achieved from integrating Tianma Experimental School into our existing business.

For the purpose of impairment testing, goodwill and trade name are allocated to a group of cash-generating units which represents the lowest level within our group at which the goodwill and trade name are monitored for internal management purpose. The recoverable amount of goodwill is estimated based on estimated discounted cash flows forecast. In forming this assumption we have used a combination of long term trends, industry forecasts and in house estimates.

For the purpose of impairment testing, the carrying amounts of goodwill and trade name are allocated to Zhuji Tianma Experimental School, which is the lowest level for which the assets are monitored for internal management purpose. The aggregated carrying amounts of goodwill and trade name are as follows:

	Year Ended June 30,
	2012	2013	2014
	RMB	RMB	RMB	US$
	(In thousands)
Goodwill	62,046	62,046	62,046	10,002
Trade name	16,540	16,540	16,540	2,666

Total	78,586	78,586	78,586	12,668

The recoverable amount of this CGU was based on fair value less costs of disposal, which was estimated using discounted cash flow projections. The fair value measurement was categorized as a Level 3 fair value based on the inputs in the valuation technique used.

The key assumptions used in the estimation of the recoverable amount are set out below. The values assigned to the key assumptions represented management’s assessment of future trend in the relevant industry and were based on historical data from both external and internal sources.

	Year Ended June 30,
	2012	2013	2014
Discount rate	24%	24%	24%
Terminal value growth rate	3%	3%	3%

The discount rate was a post tax measure estimated based on the historical industry average weighted-average cost of capital, with a possible debt leveraging of 0%.

The cash flow projections included specific estimates for five years and a terminal growth rate thereafter. The terminal growth rate was determined based on management’s estimate of the long-term compound annual EBITDA growth rate, consistent with the assumption that a market participant would make.

Budgeted EBITDA was estimated taking into account past experience, adjusted as follows.

•	Revenue growth was projected taking into account the average growth levels experienced over the past five years and the estimated student headcount and tuition growth for the next five years. It was assumed that tuition would increase in line with forecast inflation over the next five years.

•	Growth of cost of sales, selling expenses and administrative expenses were projected taking into account of inflation and estimated student headcount for the next five years.

The estimated recoverable amount of the CGU exceeded its carrying amount as of June 30, 2012, 2013 and 2014, respectively.

The recoverable amount of trade name is determined using the relief from royalty method. These calculations use post-tax cash flow projections for five years based on financial budgets approved by management, including royalty rate of 3%, terminal growth rate of 3% and the applicable discount rate of 24%. Management determined expected growth rates and operating results based on past performance and its expectations in relation to market developments. The discount rate used is post-tax and reflects specific risks relating to us.

Based on management’s assessment results, there was no impairment of goodwill and trade name as at June 30, 2012, 2013 and 2014, and no reasonable change to the assumptions would lead to an impairment charge.

Results of Operations

	Year Ended June 30,
	2012		2013		2014
	RMB (in thousands)	% of revenue	RMB (in thousands)	% of revenue	RMB (in thousands)	US$ (in thousands)	% of revenue
Revenue	349,597	100.0%	436,994	100.0%	462,754	74,594	100%
Cost of revenue	(239,066)	(68.4)%	(293,763)	(67.2)%	(299,683)	(48,308)	(64.8)%

Gross profit	110,531	31.6%	143,231	32.8%	163,071	26,286	35.2%
Other income	4,051	1.2%	4,094	0.9%	1,792	289	0.4%
Selling expenses	(16,297)	(4.7)%	(17,630)	(4.0)%	(15,635)	(2,520)	(3.4)%
Administrative expenses	(24,751)	(7.1)%	(23,080)	(5.3)%	(28,622)	(4,614)	(6.2)%

Results from operating activities	73,534	21.0%	106,615	24.4%	120,606	19,441	26.0%
Net finance income	11,582	3.3%	16,575	3.8%	20,066	3,235	4.3%

Profit before tax	85,116	24.3%	123,190	28.2%	140,672	22,676	30.3%
Tax expense	—	0.0%	—	0.0%	—	—	0.0%

Profit and comprehensive income for the year	85,116	24.3%	123,190	28.2%	140,672	22,676	30.3%

Year ended June 30, 2013 compared to year ended June 30, 2014

Revenue. Our revenue increased by 5.9% from RMB437.0 million in the 2013 fiscal year to RMB462.8 million (US$74.6 million) in the 2014 fiscal year. This increase was primarily due to a 5.5% increase in average tuition from RMB25,987 to RMB27,422 (US$4,420.3) and to a lesser extent, a 0.4% increase in the total number of students from 16,816 to 16,875 during the same period. Our revenue increase was also attributable to having a greater proportion of our students enrolled in our international program which charges higher tuition than our basic educational program. Between the 2013 and 2014 fiscal years, the percentage of students enrolled in our international program increased from 5.1% to 7.0%.

Cost of revenue. Our cost of revenue increased by 2.0% from RMB293.8 million in the 2013 fiscal year to RMB299.7 million (US$48.3 million) in the 2014 fiscal year. This increase was generally in line with the increase in our revenue during the same period. In particular, the increase in cost of revenue was primarily due to an 8.3% increase in labor costs due to (i) an increase in the number of senior and experienced teachers to enhance education quality, and (ii) a general increase in our employees’ compensation levels. The increase in cost of revenue was partially offset by a 7.3% decrease in student-related costs, primarily relating to student uniforms.

Gross profit. As a result of the foregoing, our gross profit increased by 13.9% from RMB143.2 million in the 2013 fiscal year to RMB163.1 million (US$26.3 million) in the 2014 fiscal year. Our gross margin was 32.8% in the 2013 fiscal year, compared to 35.2% in the 2014 fiscal year.

Other income. We recorded government grants of RMB1.6 million in the 2013 fiscal year and RMB1.2 million (US$0.2 million) in the 2014 fiscal year. We recorded other miscellaneous income of RMB2.5 million in the 2013 fiscal year, compared to RMB0.6 million (US$0.1 million) in the 2014 fiscal year. Our other miscellaneous income primarily relates to forfeits of deposits for students who did not enroll in our schools.

Operating expenses. Our operating expenses increased by 8.8% from RMB40.7 million in the 2013 fiscal year and RMB44.3 million (US$7.1 million) in the 2014 fiscal year. The increase was primarily due to an increase in administrative expenses which was partially offset by a decrease in selling expenses.

•	Selling expenses. Our selling expenses decreased by 11.3% from RMB17.6 million in the 2013 fiscal year to RMB15.6 million (US$2.5 million) in the 2014 fiscal year. The decrease was primarily due to the decrease of amortization expenses of intangible assets related to the acquisition of Tianma Experimental School in 2009.

•	Administrative expenses. Our administrative expenses increased by 24.0% from RMB23.1 million in the 2013 fiscal year to RMB28.6 million (US$4.6 million) in the 2014 fiscal year. The increase was primarily due to expenses relating to this offering.

Net finance income. Our net finance income increased by 21.1% from RMB16.6 million in the 2013 fiscal year to RMB20.1 million (US$3.2 million) in the 2014 fiscal year. This increase was primarily due to an increase in the amount of money we loaned to or deposited with certain related parties in the 2014 fiscal year compared to the 2013 fiscal year.

Tax expense. We had no tax expenses for the 2013 and 2014 fiscal years. See “Taxation—People’s Republic of China Taxation.”

Net profit. As a result of the foregoing, our net profit increased by 14.2% from RMB123.2 million in the 2013 fiscal year to RMB140.7 million (US$22.7 million) in the 2014 fiscal year.

Year ended June 30, 2012 compared to year ended June 30, 2013

Revenue. Our revenue increased by 25.0% from RMB349.6 million in the 2012 fiscal year to RMB437.0 million in the 2013 fiscal year. This increase was primarily due to a 20.4% increase in average tuition from RMB21,591 to RMB25,987 and to a lesser extent, a 3.9% increase in the total number of students from 16,192 to 16,816 during the same period. Our revenue increase was also attributable to having a greater proportion of our students enrolled in our international program which charges higher tuition than our basic educational program. Between the 2012 and 2013 fiscal years, the percentage of students enrolled in our international program increased from 1.5% to 5.1%.

Cost of revenue. Our cost of revenue increased by 22.9% from RMB239.1 million in the 2012 fiscal year to RMB293.8 million in the 2013 fiscal year. This increase was in line with the increase in our revenue during the same period. In particular, the increase in cost of revenue was primarily due to a 27.1% increase in labor costs due to (i) an increase in the number of teachers and educational staff from 1,084 to 1,163, (ii) an increase in the number of senior and experienced teachers to enhance the education quality, and (iii) a general increase in our employees’ compensation levels. The increase was also due to a 27.8% increase in student-related costs, primarily relating to expenditures incurred in connection with our implementation of new student uniform requirement as part of our efforts to promote our Hailiang education brand.

Gross profit. As a result of the foregoing, our gross profit increased by 29.6% from RMB110.5 million in the 2012 fiscal year to RMB143.2 million in the 2013 fiscal year. Our gross margin was 31.6% in the 2012 fiscal year, compared to 32.8% in the 2013 fiscal year.

Other income. We recorded government grants of RMB1.8 million in the 2012 fiscal year and RMB1.6 million in the 2013 fiscal year. We recorded other miscellaneous income of RMB2.2 million in the 2012 fiscal year, compared to RMB2.5 million in the 2013 fiscal year. Our other miscellaneous income primarily relates to forfeits of deposits for students who did not enroll in our schools.

Operating expenses. Our operating expenses remained relatively stable at RMB41.0 million in the 2012 fiscal year and RMB40.7 million in the 2013 fiscal year. The decrease was due to a decrease in administrative expenses which was partially offset by an increase in selling expenses.

•	Selling expenses. Our selling expenses increased by 8.2% from RMB16.3 million in the 2012 fiscal year to RMB17.6 million in the 2013 fiscal year. This increase was primarily due to an increase in the amount spent on advertisement and recruiting expenditures in relation to increased marketing activities to attract more students.

•	Administrative expenses. Our administrative expenses decreased by 6.8% from RMB24.8 million in the 2012 fiscal year to RMB23.1 million in the 2013 fiscal year. This decrease was primarily due to less maintenance costs incurred in 2013, which was partially offset by an increase in salaries for our office and administrative staff as we continue to grow our business.

Net finance income. Our net finance income increased by 43.1% from RMB11.6 million in the 2012 fiscal year to RMB16.6 million in the 2013 fiscal year. This increase was primarily due to an increase in the amount of money we lent to certain related parties in the 2013 fiscal year compared to the 2012 fiscal year.

Tax expense. We had no tax expenses for the 2012 and 2013 fiscal years. See “Taxation—People’s Republic of China Taxation.”

Net profit. As a result of the foregoing, our net profit increased by 44.7% from RMB85.1 million in the 2012 fiscal year to RMB123.2 million in the 2013 fiscal year.

Liquidity and Capital Resources

Historically, we have financed our operations through internally generated cash. As of June 30, 2012, 2013 and 2014, we had approximately RMB29.2 million, RMB26.4 million and RMB42.0 million (US$6.8 million), respectively, in cash. Our cash primarily consists of cash on hand and bank deposits, which are unrestricted as to withdrawal and use and are deposited with banks in China. We intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities and from the net proceeds we will receive from this offering.

Although we consolidate the results of our affiliated entities and their respective subsidiaries, we do not have direct access to the cash and cash equivalents or future earnings of our affiliated entities or their respective subsidiaries. However, a portion of the cash balances of our affiliated entities and their respective subsidiaries will be paid to us pursuant to our contractual arrangements with our affiliated entities and their respective subsidiaries. See “Related Party Transactions—Contractual Arrangements with our Affiliated Entities and their Shareholder.”

We historically had recorded significant related party transactions involving advances and loans made to, and repayments received from, such related parties as well as term deposits placed with a finance company owned by Hailiang Group. As part of our cash management policy, we expect to continue to deposit certain amount of cash generated from our education business with a related party finance company owned by Hailiang Group. In particular, based on our current policy, effective September 2014, such cash cannot exceed RMB152.0 million (US$24.5 million) unless otherwise approved by our audit committee, or prior to the establishment of our audit committee, our board of directors and such threshold may be amended from time to time. As of June 30, 2014, we had demand deposits of RMB24.7 million (US$4.0 million) and term deposits with maturities ranging from three months to less than one year of RMB420.0 million (US$67.7 million) at Hailiang Finance. Such term deposits can be withdrawn prior to their maturity without incurring significant penalties. In September 2014, Hailiang Group and Mr. Feng entered into a guarantee agreement with us to irrevocably and jointly guarantee the timely return of such deposits on behalf of the finance company in the event that the finance company defaults on the return of such deposits or payment of the interest.

We have not encountered any difficulties in meeting our cash obligations to date. When considering our liquidity position and our future capital resources and needs, we take into account price controls set by local governments that may affect the tuition fees we are able to charge to students in our K-12 schools, annual enrollment numbers approved for our schools, the economic benefits we have received from our affiliated entities attributable to the provision of services to these entities and the economic benefits we may receive from our affiliated entities directly through payments under our consulting services agreement. We believe that our current cash and cash equivalents, anticipated cash flow from operations, as well as the net proceeds we expect to receive from this offering, will be sufficient to meet our anticipated cash needs, including targeted acquisitions, for more than the next twelve months.

The following table sets forth a condensed summary of our cash flows for the periods indicated.

	As at June 30,
	2012	2013	2014
	RMB	RMB	RMB	US$
	(In thousands)
Net cash from operating activities	121,759	150,511	149,392	24,082
Net cash used in investing activities	(22,727)	(152,837)	(133,716)	(21,555)
Net cash used in financing activities	(77,953)	—	—	—

Net increase/(decrease) in cash	21,079	(2,326)	15,676	2,527
Cash at beginning of the year	7,967	29,152	26,403	4,256

Effect of movements in exchange rates on cash held	106	(423)	(76)	(12)
Cash at end of the year	29,152	26,403	42,003	6,771

Operating Activities

Net cash provided by operating activities in the 2014 fiscal year was primarily attributable to profit of RMB140.7 million (US$22.7 million), adjusted for (i) depreciation of RMB22.5 million (US$3.6 million), primarily relating to our leasehold improvements and (ii) interest income of RMB20.2 million (US$3.3 million), primarily from related parties.

Net cash provided by operating activities in the 2013 fiscal year was primarily attributable to profit of RMB123.2 million (US$20.1 million), adjusted for (i) depreciation of RMB20.7 million (US$3.4 million), primarily relating to our leasehold improvements and (ii) interest income of RMB17.2 million (US$2.8 million), primarily from related parties. Adjustments for changes in working capital primarily included an increase in trade and other payables due to third parties of RMB8.9 million (US$1.5 million), primarily reflecting an increase in student-related costs.

Net cash provided by operating activities in the 2012 fiscal year was primarily attributable to profit of RMB85.1 million, adjusted for (i) depreciation of RMB17.3 million, primarily relating to our leasehold improvements and (ii) interest income of RMB11.8 million, primarily from related parties. Adjustments for changes in working capital primarily included (i) an increase in trade and other payables due to third parties of RMB17.8 million, primarily reflecting an increase in student-related costs, and (ii) an increase in deferred revenue of RMB9.1 million, reflecting an increase in tuition fees collected prior to the commencement of the school year.

Investing Activities

Net cash used in investing activities in the 2014 fiscal year was primarily attributable to term deposits of RMB640.0 million (US$103.2 million) placed with Hailiang Finance, a related party financial institution, as well as loans of RMB600.0 million (US$96.7 million) to a related party for which we generated interest income, partially offset by repayments of RMB861.5 million (US$138.9 million) of loans from related parties and cash withdrawn upon the maturity of term deposits placed with Hailiang Finance of RMB220.0 million (US$35.5 million.

Net cash used in investing activities in the 2013 fiscal year was primarily attributable to loans, in the amount of RMB380.0 million which were lent to a related party for which we generated interest income, partially offset by repayments of RMB118.5 million of such loans. In addition, we made advances to, and received repayment of advances from, Zhejiang Hailiang Education Group Ltd., a related party. The net cash used in investing activities in the 2013 fiscal year was partially offset by a cash inflow as a result of a third party’s repayment of loans made previously in the amount of RMB65.0 million.

Net cash used in investing activities in the 2012 fiscal year was primarily attributable to loans of RMB125.0 million made to third parties, partially offset by repayments of such loans in the amount of RMB60.0 million. In addition, we made advances to, and received repayment of advances from, Zhejiang Hailiang Education Group Ltd., a related party. Cash outflow during the same period also included purchase of property and equipment of RMB39.4 million, relating to improvements made to our school facilities.

Financing Activities

We did not have any cash flow used in or provided by financing activities in the 2013 and 2014 fiscal year. In the 2012 fiscal year, net cash used in financing activities amounted to RMB78.0 million, which primarily consisted of a dividend of RMB67.0 million and RMB30.0 million in repayment of short-term bank loans. In addition, during the same period, we experienced cash inflow and outflow in connection with our reorganization conducted in preparation for this offering. In particular, in connection with our reorganization, we received a cash inflow of RMB140.0 million in the form of capital contribution from Mr. Feng and paid RMB139.8 million to acquire our three schools from Mr. Feng.

Capital Expenditures

We incurred capital expenditures of RMB39.4 million, RMB15.7 million and RMB8.8 million (US$1.4 million) in the 2012, 2013 and 2014 fiscal years, respectively. The capital expenditures in the 2014 fiscal year primarily relate to the purchases of furniture and equipment for our schools and renovation of school buildings and classrooms. The capital expenditures in the 2013 fiscal year primarily related to the improvements made on our school facilities. The capital expenditures in the 2012 fiscal year primarily related to expenditures made in connection with improvements made to our school facilities and purchases of furniture and equipment for our schools.

Contractual Obligations

The following table sets forth our contractual obligations as of June 30, 2014.

	Payments Due by Period
	Total	Less than 1 year	1-5 Years	More than 5 Years
	(In thousands of RMB)
Operating lease commitments	121,755	9,759	39,035	72,961

Total	121,755	9,759	39,035	72,961

Off-Balance Sheet Commitments and Obligations

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Holding Company Structure

Hailiang Inc. is a holding company with no substantive operations. On December 31, 2013, we through our PRC subsidiary, Hailiang Consulting, entered into a series of contractual arrangements with Hailiang Investment which enable us to:

•	exercise the power over our affiliated entities;

•	have the exposure or rights to variable returns from our involvement with our affiliated entities; and

•	exercise the ability to affect those returns through use of its power over our affiliated entities.

Our ability to pay dividends and to finance any debt we may incur depends upon dividends and service fees paid by Hailiang Consulting and our affiliated entities. If Hailiang Consulting or our affiliated entities incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, Hailiang Consulting is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, Hailiang Consulting and Hailiang Investment are required to set aside at least 10% of their after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of their registered capital, and to further set aside a portion of their after-tax profits to fund the employee welfare fund at the discretion of their respectives boards. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation of the companies. Moreover, at the end of each fiscal year, every private school is also required to allocate a certain amount to its development fund for the construction or maintenance of the school or procurement or upgrading of educational equipment. In the case of a private school that requires reasonable returns, this amount shall be no less than 25% of the annual net income of the school. Each of our schools are schools requiring reasonable returns.

Quantitative and Qualitative Disclosure about Financial Risks

Credit Risk

Our credit risk is primarily attributable to other receivables and cash. Substantially all of our cash is denominated in RMB, which is held by financial institutions located within the PRC. Financial institutions in the PRC do not have insurance similar to that provided by the Federal Deposit Insurance Corporation in the United States of America. Other receivables mainly are comprised of loans due from related parties, which were collected in full in September 2013. Our directors are of the view that there is no credit risk relating to other receivables.

As of June 30, 2014, we had cash demand deposits of RMB24.7 million (US$4.0 million) and cash term deposits with maturities ranging from three months to less than one year amounting to RMB420.0 million (US$67.7 million) at Hailiang Finance. Hailiang Finance, a subsidiary of Hailiang Group, is a finance company that is licensed to provide intra-group financing arrangements within Hailiang Group subsidiaries and other related party companies. The establishment of Hailiang Finance was approved by the China Banking Regulatory Commission, or CBRC, as a non-banking financial institution to solely facilitate Hailiang Group’s internal financing transactions including issuing loans to and accepting cash deposits from its subsidiaries and other related party entities. Pursuant to the license issued by CBRC, Hailiang Finance is not permitted to make any loans or accept any deposits from any parties that are unrelated to Hailiang Group, except for inter-bank transactions with other unrelated commercial banks.

Hailiang Group and Mr. Feng have provided a guarantee on our deposits with Hailiang Finance. Based on two recent PRC credit rating organizations, Hailiang Group has been rated AA which indicates strong ability to make payments on debts as they become due. Management believes that the credit risk on our cash deposit of RMB444.7 million (US$71.7 million) is low considering Hailiang Group’s guarantee and credit rating. To reduce our credit exposure with Hailiang Finance, we will limit the amount deposited with Hailiang Finance to an amount not exceeding RMB152.0 million (US$24.5 million). Accordingly, we will withdraw the amount exceeding this threshold from Hailiang Finance and deposit such amount with third-party commercial banks in October 2014.

Liquidity Risk

Liquidity risk is the risk that we will encounter difficulty in meeting the obligations associated with our financial liabilities that are settled by delivering cash or another financial assets. Our approach to managing liquidity is to ensure, as far as possible, that we will always have sufficient liquidity to meet our liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to our reputation.

The following are the contractual maturities of financial liabilities, including estimated interest payments:

	June 30, 2013
Non-derivative financial instruments	Carrying amount	Contractual cash flows	1 year or less
	(In thousands of RMB)
Trade and other payables	46,850	46,850	46,850

	June 30, 2014
Non-derivative financial instruments	Carrying amount	Contractual cash flows	1 year or less
	RMB	RMB	RMB
Trade and other payables	51,802	51,802	51,802

Interest Rate Risk

The interest rates of cash held in bank and deposits placed with Hailiang Finance ranged from 0.36% to 3% per annum for the years ended June 30, 2013 and 2014. We do not account for any financial assets at fair value through profit or loss. We have not used derivative financial instruments to hedge interest risk. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed to material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Internal Control over Financial Reporting

In the course of preparing our consolidated financial statements, we and our independent registered public accounting firm identified two material weaknesses as defined in the U.S. Public Company Accounting Oversight Board Standard AU Section 325, Communicating Internal Control Related Matters Identified in an Audit, or AU325, in our internal control over financial reporting as of June 30, 2014. As defined in AU325, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The first material weakness identified related to lack of sufficient control as to the board or management approval on related party transactions. Following the identification of the material weakness, we implemented a set of internal control policies that include detailed procedures and guidance on related party transactions. Our policy on related party transactions will better enable us to trace and identify related party transactions in a more systematic way. Further, in December 2013, in order to improve our corporate governance, we have terminated our business practice of issuing advances and loans to entities controlled by Mr. Feng.

The second material weakness identified related to insufficient resource for financial information processing and reporting and lack of appropriate IFRS knowledge. Following the identification of the material weakness, we (i) are preparing to hire additional accounting personnel with experience in IFRS and SEC reporting requirements, (ii) began providing more regular training on an ongoing basis to our accounting personnel that cover a broad range of accounting and financial reporting topics, (iii) began developing a comprehensive manual with detailed guidance on accounting policies and procedures as well as procedures for maintenance and retention of accounting and financial records, and (iv) began developing a more advanced information technology system to monitor our financial transactions.

We expect that we will incur significant costs in the implementation of such rectification measures. However, the implementation of these measures may not fully address the deficiencies in our internal control over financial reporting. See “Risk Factors—Risks Relating to Our Business and Industry—If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.”

Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weakness and other control deficiencies in our internal control over financial reporting. It is possible that, had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

As a company with less than US$1.0 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting.

Recent Accounting Pronouncements

Up to the date of issue of our consolidated financial statements, the IASB has issued a number of amendments, new standards and interpretations which are not yet effective for the year ended June 30, 2014 and which have not been adopted in our consolidated financial statements. These include the following which may be relevant to us.

Effective for accounting periods beginning on or after
Defined benefit plans: Employee Contributions (Amendments to ISAI9)	July 1, 2014
Annual improvements to IFRSs 2010-2012 Cycle-various standards	July 1, 2014
Annual improvements to IFRSs 2011-2013 Cycle-various standards	July 1, 2014
Annual improvements to IFRSs 2012-2014 cycle-various standards	July 1, 2016
Amendments to IAS 16 and IAS 38, clarification of acceptable methods of depreciation and amortisation	July 1, 2016
Amendments to IAS 27, Equity method in separate financial statements	July 1, 2016
IFRS 14, Regulatory Deferral Accounts	July 1, 2016
IFRS 9, Financial instruments	July 1, 2018
IFRS 15, Revenue from Contracts with Customers	July 1, 2017

We are in the process of making an assessment of what the impact of these amendments, new standards and interpretations is expected to be in the period of initial application. So far we have concluded that the adoption of them is unlikely to have a significant impact on our results of operations and financial position.

Industry

China’s private educational services market is large and growing as a result of strong economic growth, an increasingly large and affluent urban population, a cultural emphasis on the importance of education and strong government support.

Public and Private Schools for K-12 Education

China’s educational market for K-12 education is comprised of public and private schools. While public schools are funded solely by the government, private schools are independent and generally operate on a for-profit basis. PRC law guarantees school-age children the right to receive nine years of “compulsory education” consisting of six years of elementary school education and three years of middle school education. Public schools generally cover pre-school, compulsory (or elementary and middle school education) and high school education.

While private schools may also cover the core curriculum taught in public schools, private schools generally offer a more diversified curriculum with a focus on meeting the needs of their students. Teachers at private schools are generally compensated through a performance-based system with enhanced professional development opportunities. In contrast, while public school teachers may benefit from government pensions, their salaries are capped based on seniority, not performance. According to the CCID Report, these differences help the private school system attract quality teachers.

According to the data from the CCID Report, there has been a decrease in the scale of public education from 2006. From 2006 to 2013, the total number of public schools decreased from 459,454 to 332,483. The total number of students enrolled in public schools decreased at a negative CAGR of 2.2% during the same period, with the proportion of students enrolled in public schools decreasing from 91.5% to 83.5%. In contrast, there has been strong growth in private education. According to the CCID Report, from 2006 to 2013, the total number of private K-12 schools increased from 89,383 to 145,817. The total number of students enrolled in private K-12 schools also increased at a CAGR of 8.9% during the same period, with the proportion of students enrolled in private school increasing from 8.5% to 16.5%. In addition, there has been higher growth in the number of private schools teachers compared to their public school counterparts. Between 2006 and 2012, the CAGR of public school teachers was only 0.8% compared to 6.8% in the private school sector according to the CCID Report. The following tables show the growth in enrollment for both private and public kindergarten, primary, middle, and high schools, based on information from the CCID Report.

Kindergarten	Primary School

Student enrollment (in millions)	Student enrollment (in millions)

Middle School	High School

Student enrollment (in millions)	Student enrollment (in millions)

Generally, private education provides students with more resources to meet their academic demands. Based on the information from the CCID Report, in the year of 2012, average class size in public schools is 41 students, whereas the average class size in private schools is 33 students. According to the CCID Report, the smaller average class size of private schools suggests that they are able to better concentrate their academic resources to their students. As a result, many parents perceive private schools as providing more individualized and versatile educational programs that can better address the needs of students.

Growth Drivers of Private School Education

The strong growth of private school education in China is attributable to the following factors:

•	Rapid economic development and increased urbanization

China’s GDP grew at a CAGR of 14.8% from RMB21.6 trillion in 2006 to RMB56.9 trillion in 2013. This rapid growth has increased the disposable income of Chinese consumers and led to a change in spending habits. For example, according to the National Bureau of Statistics of China, the per capita disposable income of urban residents increased by a CAGR of 12.6% from RMB11,759 in 2006 to RMB26,955 in 2013. Furthermore, according to the CCID Report, the average household spending on educational and cultural entertainment services amounted to 12.7% of total annual per capita consumption in urban areas in 2013. The rise in disposable income has been particularly significant among the urban population, which has grown at a CAGR of 16.2% from RMB6.9 trillion in 2006 to RMB19.7 trillion in 2013 according to the CCID Report. This increase in size and affluence of the urban population in China has driven a significant growth in consumption.

The Yangtze River Delta Region where our schools are located and which comprises Zhejiang province, Jiangsu province and Shanghai, has one of the most robust economies of China. From 2008 to 2013, the regional GDP increased from RMB6.7 trillion to RMB11.8 trillion, representing a CAGR of 12.0% according to the CCID Report.

•	Cultural emphasis on the importance of education

Chinese society has historically placed a strong emphasis on the importance of education. The average number of people in Chinese households with school-aged children is relatively small due to the “one-child” policy. Therefore, Chinese parents are increasingly willing to dedicate a larger portion of household disposable income to providing their only child with the best education they can afford. According to the CCID Report, in 2013, the average household spending on education and cultural entertainment services amounted to 12.7% of the total annual per capita consumption in urban areas, ranking as the third largest item of expenditure after food, and transportation/communication.

•	Government support for private education

The PRC government at various levels has implemented policies to promote private education. For example, Article 33 of the Law for Promoting Private Education provides that students in private schools receive the same treatment as students in public schools in certain key aspects, such as admissions, job recruitment, social benefits and participation in scholarship and awards. In addition, The Government Work Report delivered at the National People’s Congress in 2012, actively encouraged private sector investment in education. Certain provinces including Zhejiang, Chongqing, Yunnan, Inner Mongolia and Hunan have instituted a program whereby they guarantee loans to private schools which allows them to better access needed financing.

Reflecting people’s growing focus on education, the government at various levels has implemented policies to support private education. In January 2011, the Office of the State Council issued the “Notice of National Education System Reform Pilot Program” (2010-2020). The Notice included a reform pilot project in Zhejiang, where our schools are located, which focused on improving private education, strengthening fiscal support policies for private education and increasing autonomy for private schools.

Zhejiang province, being the only “Education Reform Experimental Province” of China, has been active in promoting innovative education reforms. Since 2010, Zhejiang province has been emphasizing its support of private schools through policies that protect school sponsor’s ownership rights and loosen the restrictions on transferring equity interests in private schools. The Zhejiang government has also established an education development fund for private schools and has granted tax exemptions and beneficial tax treatment.

•	Better resources

Education needs in China have historically been met by the public education system. However, the public education system is perceived by many parents to be inadequate. The quality of schools and teachers in the public education system itself varies widely across regions and even within the same city. In addition, public school curricula are characterized by a “one size fits all” approach. Conversely, according to the CCID Report, private schools are able to offer more competitive salaries and enhanced professional development. Furthermore, private schools have more flexibility to address each student’s individual needs.

Challenges Faced by China’s Private Education Industry

China’s private education industry also faces several challenges, including the following:

•	Entry of public schools into the private education market

Compared with the private education system, the public education system receives more government support with respect to funding, teacher resources and land resources. In 2004, public K-12 schools in China began to receive private funding and to establish “private departments” of their own. Many prestigious public schools, such as Beijing No.4 High School and The High School Affiliated to Renmin University of China, operate successful private departments which rely on their substantial education resources and highly recognized brands. These private departments of public high schools have intensified the competition in the private education market in the past decade.

•	Uneven development of private education in different regions of China

Due to differences in local economies, cultures, educational traditions and policy focuses, the private education industry has developed differently in different regions in China. In particular, local governments have differing views on the purpose of the private education system. This leads to inconsistent regulatory measures and varying levels of local policy support. This inconsistency poses a particular challenge for private education institutions planning cross-region development.

•	Increasing regulatory compliance requirements

The Chinese education and training market has become more regulated and developed. Regulators of the education market have been promulgating more detailed laws and regulations governing private education institutions. Along with implementing policies preferential to private education institutions, various levels of government have also instituted additional compliance requirements for private education institutions. For example, in some areas a private high school may need to establish a certain type of corporate governance structure to qualify for preferential tax treatment. Private education institutions, therefore, are required to make more compliance efforts, establish more efficient corporate management measures and employ management teams with professional experience.

•	Greater market competition and need to provide distinctive services

As the Chinese private education market has grown and matured, it has also become more segmented as Chinese education institutions begin to focus on developing specialties or distinctive features in their course offerings. These institutions have been vying to differentiate themselves by strategically designing curriculum that meets the needs of prospective students with different academic goals and from different geographic locations.

Private Schools in China, the Yangtze River Delta Region and Zhejiang Province

Private schools in China

According to the CCID Report, the total number of students enrolled in private K-12 schools in 2013 is 33.1 million. However, the market is extremely fragmented and the top-ten private K-12 schools in China only account for a small fraction of this total. The following table presents the number of students enrolled in China’s top-ten private K-12 schools, measured by the number of students enrolled in the schools in 2012, according to the CCID Report.

Ranking	Education Institutions	Students Enrolled in 2012	Market Share (%)
1	Henan Chunlai Education Group ( )	29,300	0.093%
2	Xiangyu Education Group ( )	17,400	0.055%
3	Hailiang Education Group ( )	16,816	0.054%
4	Noah Education Holdings Ltd. ( )	15,200	0.048%
5	Baishu Education Group ( )	13,846	0.044%
6	New Epoch Education Group ( )	13,476	0.043%
7	Zhuji Ronghuai School ( )	12,880	0.041%
8	Maple Leaf Educational Systems ( )	12,500	0.040%
9	Xishan Education Group ( )	12,000	0.038%
10	Shilin Yucai Education Group ( )	11,500	0.037%
	Others	31,214,127	99.504%

	Total	31,369,645	100.0%

Source: CCID Report

Private schools in the Yangtze River Delta region

In the 2012, there were 10,728 private schools in Yangtze River Delta Region, with a combined enrollment of 3.6 million. According to the CCID report, Hailiang Education Group is the largest private K-12 educational service provider in the region. The following table presents the number of students enrolled in the region’s top-five private K-12 schools, measured by the number of students enrolled in the schools in 2012, according to the CCID Report.

Ranking	Education Institutions	Kindergarten	Primary School	Middle School	High School	Students Enrolled in 2012
1	Hailiang Education Group ( )	✓	✓	✓	✓	16,816
2	Zhuji Ronghuai School ( )	✓	✓	✓	✓	12,880
3	Jiangsu Zhiyuan Education Group ( )		✓		✓	11,200
4	Huamao Group ( )		✓	✓	✓	10,800
5	Xiangyu Education Group ( )		✓	✓		9,000

Source: CCID Report

Key Overseas Destination for PRC High School Graduates

The number of students studying abroad has grown rapidly in recent years, driven primarily by China’s ongoing integration into the world economy, which has resulted in increasing career opportunities for native Chinese speakers who are able to communicate effectively in foreign languages. Many young Chinese students and their parents view studying abroad as an important way to improve English language skills and gain experience and credentials for future career opportunities, gain valuable cross-cultural experience and obtain academic achievements beyond what they may achieve within China’s extremely competitive and rote learning-based educational system. In addition, as income levels have risen in China, an increasing number of Chinese students have the opportunity to study abroad using their own finances rather than relying on government grants or scholarships.

According to the CCID Report, from 1978 to the end of 2013, the total number of Chinese students studying abroad increased at a CAGR of 19.3%. The four main destination countries for Chinese students studying abroad are the U.S., the U.K., Australia and Canada.

According to the CCID Report, the majority of Chinese students going abroad for undergraduate programs are graduates from high school-level international programs. Currently, private high schools and international departments of public high schools provide such international programs.

According to the CCID Report, international programs offered by private high schools differ from those offered by public schools in their educational philosophy, program focus and course design. A considerable number of private high schools were established to meet the increasing educational demand from Chinese students who plan to study abroad. Such private high schools’ curriculums emphasize students’ well-rounded development. The courses of such programs are designed to prepare students for the similar level of coursework and the culture of their destination country. Further, most private high schools position themselves as international education service providers. This awareness causes such schools to allocate a significant portion of their education resources into their international programs.

On the other hand, international departments of public high schools customarily employ teachers from public education programs to teach traditional mandatory courses and outsource core courses to third-party commercial education service providers. Similar to public schools, the traditional mandatory courses in these international departments put greater value on students’ academic performance. According to the CCID Report, although international departments of public high schools have certain advantages in their education resources, private high schools maintain their strong competitive position in the market.

In 2014, 57.7% of the total students who graduated from Hailiang schools’ international program were admitted by colleges and universities outside China. Studying abroad has become an important channel for students to access higher education and greater career opportunities.

Types of International School Programs

The number of students enrolled in international school programs is growing rapidly. According to the CCID Report, there were a total of approximately 144,400 students enrolled in international school programs in 2012 in China, a figure that is expected to rise in the coming years. This increase has been a product of, among other things, an increase in the number of students studying abroad. For example, in 1978 before China’s “reform and opening up,” there were less than 1,000 students studying abroad, while in 2013 there were approximately 413,900 students studying abroad, according to the CCID Report. In China, there are three general types of international school programs:

•	International schools. These schools are held by, or are branches of, foreign education institutions. According to PRC policies, these schools can only enroll students with foreign nationalities. The curriculum in these schools mirrors that of overseas K-12 schools. Once the student completes the program, they will be qualified to take the university entrance exams in the country affiliated with the school. These schools are only allowed to recruit students who are not Chinese citizens. According to the CCID Report, there are 116 such schools as of November 2012.

•	PRC schools with comprehensive international curriculum. These schools are generally open to both PRC students and students with foreign nationalities. The curriculum and teaching philosophy in these schools, which generally have their own separate dedicated campuses, resemble overseas schools. Examples of these schools are schools affiliated with the international baccalaureate program.

•	PRC schools with international courses: The courses in these PRC schools are targeted towards preparing students to pass university entrance exams in certain overseas jurisdictions and often include advanced placement and A-level courses. However, aside from certain international coursework, the student body and teaching philosophy resemble traditional PRC schools. Our Hailiang schools’ international program falls under this category.

Facing intense competition, international school programs have paid more attention to the quality of teaching, the diversification of curriculum, as well as brand-building. Many international educational institutions have also grown through private financing or consolidation in order to capture greater market share. A large number of international programs are set up by companies, schools or foundations while others are affiliated with foreign governments. According to the CCID Report, international programs are becoming highly popular in China, driven by demand to study abroad in foreign countries.

Business

Overview

We are the third largest provider of private K-12 educational services in China and the largest provider of private K-12 educational services in the Yangtze River Delta region (comprising Zhejiang province, Jiangsu province and Shanghai), as measured by the total number of students enrolled in 2012, according the CCID Report. According to the same report, in 2013, there were 145,817 private K-12 schools with 33.1 million enrolled students in China and our national market share was 0.051% based on the number of students enrolled. In 2012, there were approximately 10,728 private K-12 schools with 3.6 million enrolled students in the Yangtze River Delta region, and our market share in the region was 0.467% based on the number of students enrolled. We currently operate three centrally managed schools, namely Zhuji Hailiang Foreign Language School, Zhuji Private High School and Tianma Experimental School. These schools are all located in Zhuji city, Zhejiang province in China.

For the 2013/2014 school year, 16,875 students were enrolled in our schools and we employed a total of 1,132 teachers and educational staff. We are dedicated to hiring teachers and educational staff who hold the necessary academic credentials, are dedicated and active professionals in their field, and are committed to improving their students’ academic performance.

We offer our basic educational program and international program at the kindergarten, primary school, middle school and high school levels. Our basic educational program offers curricula with courses mandated by the PRC regulatory authorities, as well as those developed through our own research and development efforts. Our international program also offers curricula mandated by the PRC regulatory authorities and in addition, provides curricula with a focus on preparing students to study abroad. As most of the students in our international program plan to study abroad after they graduate from our middle school and high school programs, we have designed our international program to specifically address the needs of these students in terms of both language and academic. In addition, for students planning to apply to undergraduate programs in the U.S. and the U.K., we provide courses designed to help students become admitted to these programs, such as A-levels courses for U.K. universities and SAT courses for U.S. universities. We have steadily grown our international program from 250 students as of June 30, 2012 to 1,180 students as of June 30, 2014, and many of our students have been accepted to top universities abroad.

With over eighteen years of operation, we believe that we have become one of the most well-known and respected providers of private K-12 educational services in the Yangtze River Delta region. Both Hailiang high schools were recognized as “Key Schools” ( ) and all of Hailiang middle schools and primary schools were recognized as “Model Schools” ( ) by Zhejiang’s Department of Education in recognition of a number of factors, including the quality of education, course design, teacher qualifications and feedback from parents. In 2012, Hailiang Education Group was listed as one of the “Ten Best-Known Private Education Brands in China” ( ) by the China Private Educationalist Association and as one of the “Most Competitive Education Groups” ( ) by Sina.com Education Channel.

We have experienced significant growth in our business. Our revenue increased by 25.0% from RMB349.6 million in the 2012 fiscal year to RMB437.0 million in the 2013 fiscal year and further increased by 5.9% to RMB462.8 million (US$74.6 million) in the 2014 fiscal year, both driven primarily by a general increase in tuition charged per student during the same periods. Our gross profit increased by 29.6% from RMB110.5 million in the 2012 fiscal year to RMB143.2 million in the 2013 fiscal year and further increased by 13.9% to RMB163.1 million (US$26.3 million) in the 2014 fiscal year. Our net profit and comprehensive income increased by 44.7% from RMB85.1 million in the 2012 fiscal year to RMB123.2 million in the 2013 fiscal year and further increased by 14.2% to RMB140.7 million (US$22.7 million) in the 2014 fiscal year. In line with our strategy to increase enrollment in our international program, we have increased the proportion of revenue derived from students enrolled in our international program from 4.1% of revenue in the 2012 fiscal year to 10.8% of revenue in the 2013 fiscal year and 15.1% of revenue in the 2014 fiscal year.

Our Competitive Strengths

We believe that the following competitive strengths contribute to our business growth and differentiate us from our competitors:

Leading provider of private K-12 educational services in China

We are the third largest provider of private K-12 educational services in China and the largest provider of private K-12 educational services in the Yangtze River Delta region (comprising Zhejiang province, Jiangsu province and Shanghai), as measured by the total number of students enrolled in 2012, according to the CCID Report. The number of students enrolled in our K-12 schools represented approximately 0.051% of total students enrolled in private K-12 schools in China and 0.852% of total students enrolled in private K-12 schools in Zhejiang province in 2013.

As national and local governments in China have adopted various policies to support the growth of private K-12 education, we have significantly grown our business by increasing enrollment and acquiring Tianma Experimental School in 2009. For the 2013/2014 school year, we employed a total of 1,132 teachers and educational staff and leased educational facilities with a total combined gross floor area and site area of approximately 270,000 square meters. In addition, our leading position in the private K-12 educational services market is reinforced by our rapidly growing international program, which is geared towards Chinese students wishing to study abroad.

We believe that our leadership position and scale of operations, coupled with our strong brand and reputation in the market, have effectively created a substantial barrier to entry to new competitors in Zhuji and surrounding cities. Leveraging our market leadership and track record to grow through strategic acquisitions, we believe that we are well-positioned to compete in the highly fragmented private K-12 educational services market in China.

Strong brand recognition in the private K-12 educational services market in China and especially the Yangtze River Delta Region

We believe that “Hailiang” is a leading brand in China’s private K-12 education industry. After eighteen years of operation, we also believe that we have become one of the most well-known and respected providers of private K-12 educational services in the Yangtze River Delta region. Both Hailiang high schools were recognized as “Key Schools” ( ) and all of Hailiang middle schools and primary schools were recognized as “Model Schools” ( ) by Zhejiang’s Department of Education in recognition of a number of factors, including the quality of education, course design, teacher qualifications and feedback from parents. In 2012, Hailiang Education Group was listed as one of the “Ten Best-Known Private Education Brands in China” ( ) by the China Private Educationalist Association and as one of the “Most Competitive Education Groups” ( ) by Sina.com Education Channel.

In 2010, Zhuji Hailiang Foreign Language School was honored as a “Leading Private Educational Institute in China” ( ) by the China Foundation for Teacher Development. In 2009, Zhuji Private High School was recognized as a “Leading National Private School” ( ) by the Chinese Association for Non-Government Education ( ), a leading PRC private school industry organization.

Our strong brand name is reinforced by the academic performance of our students. For example, over 95% of our students in the 2012 and 2013 graduate classes passed the Joint Graduation Exam, which is an annual provincial test administered to each high school graduating class. In addition, we have surpassed the Gaokao standards set by the Zhuji branch of the MOE. For the 2012/2013 school year, the Zhuji branch of the MOE required a minimum of 99 students to pass the admission cutoff of “first tier universities,” 453 students to pass the admission cutoff of “second tier universities” or above and 1,525 students to pass the general university admissions cutoff. We exceeded these standards, with 149, 586 and 2,008 students passing the respective admission cutoffs. In our 2014 graduate class, 112 students who graduated from our international program received admission offers from overseas universities, including the University of California, Los Angeles, the University of Toronto, and the University of Liverpool. Our strong brand and reputation are further enhanced by our students’ outstanding performance in various academic competitions at the national and provincial levels.

Our “Hailiang” brand is critical to the growth and success of our business, providing us with a competitive advantage in attracting students, highly qualified teachers and international program partners. We believe that we are able to attract quality students without significant sales and marketing expenditures as a significant portion of our student enrollment comes from word-of-mouth referrals. We also benefit from our affiliation with Hailiang Group, a large-scale conglomerate controlled by Mr. Feng, our founder. Hailiang Group is a leading private enterprise in China engaged in various industries, including copper-processing, real estate, organic agriculture and health food, metal trading, energy-saving and environmental protection, basic education, investment interests, among others. Hailiang Group currently has approximately 12,000 employees and two companies publicly listed in China. In 2013, Hailiang Group ranked 15th in China’s Top 500 Private Enterprises and 151st in China’s Top 500 Enterprises according to the All-China Federation of Industry and Commerce.

Consistent high-quality education with excellent teachers and specially-designed school programs

We are committed to providing high quality educational services in every stage of our students’ K-12 experience. We have an excellent and highly-committed team of professional teachers and educational staff. For the 2013/2014 school year, we employed 1,132 teachers and educational staff, including 29 teachers from overseas. Among these teachers, over 90% held bachelor’s degrees or higher and our teachers have an average of over nine years of educational experience. For the 2013/2014 school year, 21.6% of our teachers held Advanced Teaching Qualifications ( ), the highest K-12 teacher qualification available in China. In addition, for the 2012/2013 school year, 13 of our teachers, or approximately 1.1% of all our teachers, were recognized as “Exceptional Teachers” ( ), a national award given by the MOE to teachers who have made significant contributions to their schools and profession. This is much higher than the average percentage of individual schools in Zhejiang of 0.3%, according to the CCID Report. We also show our commitment to teaching excellence by following a highly rigorous and selective recruiting policy, providing continuing training in teaching techniques and skills and offering opportunities for career advancement.

Leveraging our highly-qualified faculty team, we have developed strong research and development capabilities and have devoted significant resources in developing our school program and curricula and innovative teaching methods and materials. We have developed a combination of school programs that consist of our basic K-12 educational programs and rapidly growing international program. We started our international program in 2002 and had 854 students enrolled in the program as of June 30, 2013 which increased to 1,180 students as of June 30, 2014. By providing students with the language and testing skills necessary to successfully navigate the overseas admissions process, our international program students have an array of options to pursue their next stages of education after studying at our schools. We believe that our international program appeals to students and parents who desire the best mix of Western and Chinese educational practices. International program students in both of our 2013 and 2014 graduate classes were accepted to colleges overseas in countries including the United States, Canada, Australia, the United Kingdom, Singapore and Japan.

High revenue visibility with proven track record of high profitability and efficient administrative system

We have a proven track record of maintaining high profit margins. In the year ended June 30, 2014, our gross profit margin and net profit margin were 35.2% and 30.3%, respectively. We believe our high profitability largely reflects our asset-light business model, in which we lease substantially all of the real properties used for our schools. Our asset-light business model results in substantially lower capital requirements to establish and acquire additional schools and higher flexibility in utilizing available cash and other financial resources. We also have an efficient administrative system. The daily operation of our Hailiang school system is managed by our principals committee, consisting of our chief executive principal, principals of our three schools and three other executives in charge of other aspects of our school operations. Centralized decision-making promotes optimized resource allocation and effective management. Furthermore, by capitalizing on our market leadership and reputation, we have been effective in maintaining relatively low sales and marketing expenditures, as a significant portion of our student enrollment comes from word-of-mouth referrals. Because of the stable nature of our business, we are able to estimate the number of our students and tuition which provides high revenue visibility. We have benefited from increasing economies of scale as a result of the significant growth of our business since our inception, as we continue to centralize our management and operating platform to effectively control our fixed costs.

Strong management team with rich education experience

Our founder, Mr. Feng, has more than eighteen years of educational experience since he established Zhuji Hailiang Foreign Language School, our first Hailiang school, in 1995. Mr. Feng possesses in-depth knowledge and extensive experience in the areas of private education as well as corporate management. Mr. Ming Wang, our chairman of the board of directors and chief executive officer, has extensive corporate management experience as a member of senior management of Hailiang Group and prior to joining Hailiang Group, as a supervising manager at one of the largest copper producers in China. He has been participating in the management of our schools since 2011 and has in-depth understanding of the schools’ operations. Under Mr. Feng’s and Mr. Wang’s leadership, we believe that we have become a leader in China’s private K-12 educational service industry. We have relied on the services and support of Mr. Feng, who also acted as our chairman and chief executive officer until October 2014. Although Mr. Feng is currently not a director or management member of our company, we expect that we will continue to benefit from his support as the controlling shareholder of our company.

We also have a high-quality management team with a proven track record in the education industry and an average of more than 25 years of experience in the education industry. In particular, Mr. Ying Xin, our chief executive principal, has more than 30 years of experience in the education industry, including more than ten years working with private K-12 schools and is currently the vice president of the Zhejiang Association for Non-Governmental Education. Ms. Jihong Zheng, our deputy executive principal in charge of our international program, has more than 20 years of experience in the private K-12 education industry. A majority of our school administrators has been working together since 2001.

We believe our management team’s extensive experience in the education sector has provided us with valuable industry insight and management expertise, enabling us to manage our operations and growth and promote our brand as a leading provider of private educational services in China.

Our Growth Strategies

Our goal is to strengthen our position as a leading provider of private K-12 educational services in China and the Yangtze River Delta Region by pursuing the following growth strategies:

Continue to build our brand and reputation

We plan to continue promoting “Hailiang” as a leading brand in China’s private K-12 educational services market. We believe that building our Hailiang brand and reputation for providing high-quality private K-12 educational services will allow us to reach a broader base of students and increase our market share in student enrollment. We intend to expand our advertising on major Internet portals, the national media and reputable educational publications. We expect to market any newly acquired school using the “Hailiang” brand in order to enhance our brand recognition in new geographic markets. In addition, we will hire additional school representatives to enhance our recruitment coverage in new regions that we plan to enter into from time to time.

Further streamline and standardize our operations

We expect to continue to streamline and standardize our management structure, which integrates our managerial resources and centralizes our decision-making process to our principals committee. In particular, we expect that the management function of any newly established or acquired schools will be integrated and supervised by our principals committee which we expect will enhance the integration process of these new schools and promote efficient allocation of managerial, financial and other resources among our school network. We also seek to continue standardizing our administrative and operational functions to achieve cost savings and efficiencies. For example, we plan to continue to improve our back-office management and record-keeping systems based on electronic platforms. We expect that we will benefit from economies of scale as we continue to grow our business and increase our student base.

Solidify our market leadership by focusing on education quality

We plan to continue our business growth and strengthen our market leadership by hiring the most qualified teachers, maintaining the most up-to-date facilities and offering a range of educational programs that give our educational experience its competitive edge. We expect to continue to introduce overseas instructors to teach at our schools and provide support for our foreign-language curricula. In addition, we plan to allocate more financial and managerial resources to research and development of educational methods and course materials to continue to enhance our teaching quality and student experience. We will proactively solicit comments and feedback from our students and parents to ensure the quality of our programs. In addition, with the additional funding to be received from this offering, as well as our cash from operations, we may also explore the opportunity to provide after-school tutoring programs. Although we have not decided the fee structure for such tutoring programs, we anticipate that the associated tuition charges may further diversify our revenue stream and the programs will attract more students to our schools.

Increase enrollment in our international program and introduce diversified international features at our schools

With more Chinese students going abroad for overseas education, we believe that we are well-positioned to capitalize on this market opportunity and leverage the market acceptance of our international program. The number of students enrolled in our international program has increased rapidly in the last three fiscal years. Tuition charged for our international program has historically been higher than the tuition charged for our basic educational program, reflecting demand and additional educational and operational resources provided. We intend to continue increasing our profitability by increasing enrollment in our international program and by introducing additional international features at our schools. In particular:

•	Programs at primary/middle school levels. We intend to expand our international program in the primary and middle school levels in order to improve students’ language abilities so that they can thrive in our high school-level international program or explore overseas education at an early stage.

•	A-level program. We expect to enhance our Advanced Level General Certificate of Education program, or A-level program. A-level coursework and exams are used to assess the suitability of applicants for admission into universities in the U.K.

•	Chinese language/culture programs. We expect to increase the enrollment of foreign students at our schools, including those interested in learning Chinese language and culture. We are planning to increase the size of our Chinese Language Proficiency Test preparation class.

•	Cooperation with overseas institutes. We plan to enter into additional cooperative relationships with overseas institutions whereby our students will receive preferential admission if they comply with certain pre-determined conditions, such as completing mandatory courses at Hailiang schools and achieving minimal admission test scores. We are also evaluating the option of partnering with foreign colleges or universities to establish branch campuses in China utilizing Hailiang facilities and resources.

Expand our school network by pursuing strategic acquisitions and maximize synergies through integration of acquired entities

Due to the rapid growth of private K-12 education in China, we intend to continue to selectively pursue acquisitions to expand geographically and to enhance student enrollment and market share. The Chinese private

K-12 educational market is highly fragmented. Capitalizing on our strong brand recognition and leadership in the market, we believe that we are well-positioned to identify acquisition targets from time to time and complete such acquisitions. We look for schools that share a common purpose with us and that focus on creating an environment of strong teaching and academic excellence. We also look for schools with sound financial health. We intend to pursue acquisitions with prudence, and consider opportunities that can add long-term value to our shareholders. Although we have not identified any particular acquisition target, we plan to enter first- and second-tier cities through strategic acquisitions.

Our Schools and Programs

We currently operate three centrally managed schools, namely Zhuji Hailiang Foreign Language School, Zhuji Private High School and Tianma Experimental School. All of our schools are located in Zhuji city, Zhejiang province in China. Through our three schools, our Group offers educational programs that cover kindergarten through twelfth grade.

As of June 30, 2014, we had an aggregate of 16,875 students, including 610 students in kindergarten, 3,373 students in primary school, 3,188 students in middle school, 8,524 students in high school and 1,180 students in our international program. At the same time, our schools employed an aggregate of 1,132 teachers and educational staff. We have experienced significant growth since 1995, as the national and local governments in the PRC have adopted various policies to encourage and support the growth of private K-12 education in China. Since the commencement of operation of our first Hailiang school in 1995, an aggregate of 21,168 students have graduated from our high schools.

The following table sets forth the basic information of our three schools as of June 30, 2014.

School	Year Opened / Acquired		Educational Programs	Number of Students	Number of Classes	Number of Teachers and Educational Staff
Zhuji Hailiang Foreign Language School	1995		Kindergarten	255	7	14
			Primary school	1,621	52	132
			Middle school	680	15	45
			International Program	199	12	28

			Sub-total	2,755	86	219

Zhuji Private High School	2001		Middle school	1,163	22	65
			High school	6,159	116	343
			International program	680	37	72

			Sub-total	8,002	175	480

Tianma Experimental School	2009	(*)	Kindergarten	355	13	27
			Primary school	1,752	53	147
			Middle school	1,345	26	74
			High school	2,365	48	148
			International Program	301	16	37

			Sub-total	6,118	156	433

Total				16,875	417	1,132

(*)	Tianma Experimental School commenced operation in 1995, and we acquired Tianma in 2009. See “Our Corporate History and Structure—Our Corporate History.”

The following table sets forth the numbers of students, classes and teachers and educational staff as of June 30, 2012, 2013 and 2014.

	Number of Students			Number of Classes			Number of Teachers and Educational Staff
	2012	2013	2014	2012	2013	2014	2012	2013	2014
Kindergarten	619	570	610	21	20	20	43	44	41
Primary School	3,214	3,346	3,373	105	104	105	282	277	279
Middle School	2,940	3,030	3,188	61	63	63	186	190	184
High School	9,169	9,016	8,524	165	168	164	516	532	491
International Program	250	854	1,180	26	40	65	57	120	137

Total	16,192	16,816	16,875	378	395	417	1,084	1,163	1,132

Each of our schools is located within Zhuji city and is situated on spacious campuses. As of June 30, 2014, our three schools in aggregate had over 400 multi-media classrooms, all with wifi-coverage, over 1,800 computers and tablet computers, 6 sports fields and approximately 2,500 student dormitory rooms.

We generally require all of our students to board at our schools, and substantially all of our students are housed in our boarding facilities. Each student dormitory building houses between 100 to 1,500 students per building. Students who wish to commute and not board at our schools are reviewed and admitted on a case-by-case basis and generally we only accept non-boarding applications from kindergarten students or students that can demonstrate a feasible commuting arrangement that would not affect their ability to attend our school programs in any material way. Boarding fees generally range from RMB3,000 to RMB4,000 per school year, depending on, among other factors, the grade of the students as well as the level of accommodation required. A majority of our boarding students are from areas outside of Zhuji. Our boarding facilities provide an attractive option to parents who want their children to experience living outside the home before attending college in China or overseas.

Under the supervision of our board of directors, our school system is managed by a seven-member principals committee. The committee consists of a chief executive principal in charge of our overall school operations, the principals in charge of each of our three schools, and three deputy executive principals separately in charge of our international program, security and logistics, and academic and recruitment matters. The committee meets on a monthly basis and the meeting agenda consists of regulatory updates, industry news, curriculum development and operation adjustments. We believe effective and timely exchange among the principals of our schools and executives of our group ensures consistent quality in educational services as well as efficient resource allocation and school management.

Our students can choose between enrolling in our basic educational program or our international program. The key differences between our basic education programs and our international program are as follows:

	Basic educational program	International program
Post-graduation plans	• Higher level education in the PRC	• Higher level education overseas

Coursework	• Government-mandated coursework	• Government-mandated coursework

	• Elective courses developed by our school faculty.	• Curricula with a focus on preparing students to study abroad, such as mandatory language courses and subjects addressed in A-levels courses and SAT courses

Student to teacher ratio	• 15.8 students to 1 teacher (in the 2013/14 school year)	• 8.6 students to 1 teacher (in the 2013/14 school year)

Examinations taken	• Gaokao (China’s standardized college entrance examination)	• In addition to Gaokao which is optional, examinations for purposes of entering into overseas universities and colleges, such as SAT, A-levels and related language tests

Tuition	• RMB25,037 (US$4,036) (for the 2013/14 school year)	• RMB59,146 (US$9,534) (for the 2013/14 school year)

Basic educational program

Our basic educational program consists of kindergarten, primary school, middle school and high school programs at our schools that teach curricula required by the PRC regulatory authorities. The curriculum of our basic educational program is designed based on these mandatory standards and also provides elective classes for students to develop their individual strengths and interests. Our curriculum is guided by detailed and demanding government standards that specify what students should know and be able to do at the end of each school year in various fields of study.

Students attending our basic educational program in our middle schools generally prepare for and take the Zhongkao, a standardized annual admission test administered by local authorities at a prefectural level for admission into high schools in the same geographic region. Our high school students generally prepare for and take the Gaokao, which is a standardized annual admission test administered by local authorities at a provincial level and the result of which is critical in determining student admission into undergraduate programs in universities in China.

As of June 30, 2014, we offered approximately 440 courses. These courses include approximately 150 courses that are mandated by the PRC national government, 9 courses mandated by the Zhejiang and Zhuji local governments and approximately 280 elective courses including Applied Physics, Economics, English Literature, Computer Programming, Interior Design, Photography and Choreography. We primarily use course materials designated by the governmental authorities for our basic educational program which we complement with materials that our teachers have designed and developed based on their research and experience. We also offer after-school courses based on our students’ special interests and needs, such as workshops for science competitions. The table below sets forth the core subjects taught at our schools for our basic educational program in the 2013/2014 school year.

School Program	Major Subjects Taught
Kindergarten	Language, math, science, art, music and health/physical education
Primary school	Chinese, math, English, science, physical education, music and ethics
Middle school	Chinese, math, English, science, physical education, music, ethics, arts and social studies
High school	Chinese, math, English, physics, chemistry, biology, politics, history, information technology, physical education, music and ethics

Currently, a majority of our students attend a special “Jihong English Innovation Class ( ),” which is designed based upon the teaching methodology developed by Ms. Jihong Zheng, one of our deputy executive principals. Ms. Zheng’s English teaching methodology has been widely recognized in China and was given the “National Level First-Class Thesis Award” ( ) for its effectiveness.

International program

In addition to our basic educational program, students can also elect to be placed into our international program which is geared towards students who wish to study abroad. PRC students in our international program take courses required by the PRC regulatory authority and earn a Chinese school diploma. As most of the students in our international program plan to study abroad after they graduate from our middle school or high school programs, we have designed our international program to specifically address the needs of these students in terms of both language and academics. In particular, in addition to mandatory advanced English courses, our international program also includes intensive language courses designed to prepare students for examinations required by undergraduate programs in English-speaking countries such as TOEFL and IELTS. We also provide Korean language courses, given the rising popularity of South Korean undergraduate programs among Chinese students. In addition, for students planning to apply to undergraduate programs in the U.S. and the U.K., we provide courses designed to help students become admitted to these programs, such as A-levels courses for U.K. universities and SAT courses for U.S. universities. We also provide counselling services to help students choose and apply for the colleges and universities that best fit their strengths and goals. Although historically we have cooperated with other educational service providers in providing education in our international program, all the coursework in our international program is currently administered by our own faculty. Our international program also includes a number of non-PRC students who are studying Chinese as a second language.

The number of students enrolled in our international program has increased rapidly in the last three school years, from 250 as of June 30, 2012 to 854 as of June 30, 2013. As of June 30, 2014, 1,180 students have enrolled in our international program. In addition, the 2012/2013 school year was the first year we expanded the international program beyond the high school level by creating international program classes in the primary and middle school levels. We intend to continue to enhance our international program, especially at the primary and middle school levels. See “—Our Growth Strategies.”

In our 2014 graduate class, 112 students were admitted by overseas institutions after taking our international program. International program students in both of our 2012 and 2013 graduate classes were accepted to colleges overseas in countries including the United States, Canada, Australia, the United Kingdom, South Korea,

Singapore and Japan. Graduates from our international program have been admitted to the University of California, Los Angeles, the University of Toronto, and the University of Liverpool, among other top institutions.

In addition to preparing Chinese students to study abroad, we also have programs dedicated to foreign students to learn Chinese at our schools. In 1999, we were authorized by the Zhejiang provincial government to accept foreign students for Chinese language training. Foreign students may prepare and take the Chinese Proficiency Test administered by the Department of Education of the PRC and the Gaokao for admission to universities in China. We also offer subjects featuring Chinese culture, such as Chinese History, Chinese Geography, Martial Arts and Chinese Painting and Calligraphy. For the 2013/2014 academic year, we had 49 foreign students coming from countries including South Korea, Japan, Austria, Brazil, the United States, Slovakia, Portugal, Thailand, Italy and Spain.

As part of our international focus, we have organized summer camp programs in the United Kingdom, Canada, the United States, Australia, and South Korea in conjunction with other educational service providers. These summer camp programs are open to both our basic educational program students as well as our international program students. During the summer of 2013, more than 60 of our students participated in these summer programs.

Our Students

Student recruitment and admission

We have operated in Zhuji city for eighteen years. We believe that prospective students are attracted to our schools due to our brand name and the quality of our programs. Our target students are from families with medium-to high-levels of household income as well as students who want to study abroad after graduating from our schools.

In addition to attracting and recruiting students in Zhuji city, we also send out recruiters to over 40 cities and towns in Zhejiang, Shanghai and Jiangsu. We also encourage our teachers and educational staff to actively participate in the recruitment process and offer incentive-based payments to employees who make a significant contribution to student recruitment. We also rely on a combination of advertisements on local television channels and newspapers to recruit students. As of June 30, 2014, we had more than 13,000 students from Zhejiang, approximately 1,500 students from Shanghai, and approximately 1,500 students from 25 other provinces in China. We also have foreign students coming from 10 foreign countries.

We generally require students to take an entry examination on subjects such as Chinese, mathematics and English before being admitted into our primary and middle schools. Our high schools require applicants to have certain minimum scores on the Zhongkao to ensure they have the necessary academic ability to succeed in our schools. In addition to academic requirements, the admissions and entrance standards of our schools are designed to identify those students who have a strong desire to learn, a passion for their areas of interest and an ability to contribute to a positive classroom dynamic. These characteristics are generally identified through personal interviews by admissions representatives.

Academic performance

We routinely monitor our students’ progress against academic standards. We link our standards and instructional programs with national and local standards published by the regulatory authorities, and we believe our students are well-prepared for the Zhongkao and the Gaokao. We require our teachers to regularly evaluate their students against academic standards and to set specific goals with their students. Our students take all standardized tests required by state and local authorities, and we also administer our own annual tests calibrated to our academic standards. Student academic achievement in our schools has been substantial, as measured by these external assessments. For example, over 92% of our students in the 2012 and 2013 graduate classes passed the Joint Graduation Exam, which is an annual provincial test administered to each graduating class. In addition, we have surpassed the Gaokao standards set by the Zhuji branch of the MOE. In the 2012/2013 school year, the Zhuji branch of the MOE required a minimum of 99 students to pass the admission cutoff of “first tier universities,” 453 students to pass the admission cutoff of “second tier universities” or above and 1,525 students to pass the general university admissions cutoff. We exceeded these standards, with 149, 586 and 2,008 students passing the respective admission cutoffs. In the 2014 graduate class, 112 students who graduated from our international program received admission offers from overseas universities, including the University of California, Los Angeles, the University of Toronto, and the University of Liverpool. Hailiang students also achieved excellent results in various academic competitions at the national and provincial levels, including competitions in mathematics, physics, chemistry, biology and computer science.

Student retention

Upon graduating from kindergarten, primary or middle school, our students may choose to apply for admission into the next level of educational programs in our school system. Although some of our students may also choose to apply for admission into programs of other educational service providers, such as public schools, we have historically experienced a relatively high student retention rate, reflecting the wide recognition of our educational quality by students and parents. For our 2013 graduate classes, 76.9% of our primary school graduates were admitted into our middle schools and 82.1% of our middle school graduates were admitted into our high schools.

From time to time, students may experience declining academic performance. Our teachers counsel and assist students on academic and personal matters in order to maximize student retention. Remedial courses are available for students with lower grades, and additional practice materials and sessions are also available for students experiencing academic difficulties. Our average net annual student retention rate for all students, which measures the percentage of students enrolled at the beginning of the year who move on to the next grade level was approximately 85.4% for the 2011/2012 school year and 89.8% for the 2013/2014 school year.

Our Teachers

Our schools seek to hire teachers and educational staff who hold the necessary academic credentials, are dedicated and active professionals in their field, and are committed to improving their students’ academic performance. For our K-12 schools, we also require our teachers to possess the qualifications required by PRC regulatory authorities. As of June 30, 2014, approximately 4.8% of our teachers hold master’s degrees or above, and the number of full-time foreign teachers increased to 29. Foreign teachers are staffed interchangeably in all three schools and mainly teach foreign languages including English and Korean.

Our teachers are critical in maintaining the quality of our programs and services and to maintaining our brand and reputation. Our teachers had an average of over nine years of educational experience as of June 30, 2014. We have built a team of veteran teachers with extensive teaching experience. These teachers have a passion for teaching, mastery of their subject areas, strong communication skills and the ability to use innovative and student-centric teaching methods. By drawing upon the experience and insights from our more experienced teachers, as well as the enthusiasm and adaptability of our younger teachers, we are able to deliver high-quality teaching services. Some of our teachers have gained national recognition in their respective educational areas. As of June 30, 2014, 21.6% of our teachers have obtained Advanced Teaching Qualifications ( ), the highest K-12 teacher’s qualification available in China. In addition, for the 2012/2013 school year, 13 of our teachers, or approximately 1.1% of all our teachers, were recognized as “Exceptional Teachers” ( ), a national award given by the MOE to teachers who have made significant contributions to their schools and profession. This is much higher than the average percentage of individual schools in Zhejiang of 0.3%, according to the CCID Report.

The following table lists information about our teachers at each school and each educational program as of June 30, 2014.

School	Number of Teachers	Number of Teachers with “Advanced Teaching Qualifications”	Number with Master’s Degree or Above
Zhuji Hailiang Foreign Language School	219	65	3
Zhuji Private High School	480	76	44
Tianma Experimental School	433	103	7

Total	1,132	244	54

Our schools are staffed with three levels of teachers: senior teachers, mid-level teachers and junior teachers. Senior teachers are outstanding teachers chosen by our schools for their excellent teaching and their ability to improve student performance. All of our senior teachers have obtained “Advanced Teaching Qualifications”. Mid- level teachers are teachers with nationally-qualified first, second, or third degree teaching qualifications. Junior teachers are teachers who have not yet received their teaching certification. Senior teachers have managerial responsibilities in addition to their responsibilities as classroom instructors. We believe this three-tier seniority system provides an attractive career path and allows new teachers to be mentored by more experienced teachers. As of June 30, 2014, our team of teachers and educational staff consisted of 210 senior teachers, 772 mid-level teachers and 150 junior teachers.

We follow a specific process for faculty hiring which we have developed over the years. Teachers are hired based on classroom experience, educational background, expertise in their specific subject areas, leadership ability, communication skills with students and parents and a commitment to students and teaching. We expect teachers to have or develop excellent technical teaching skills, the ability to mentor other teachers and the ability to develop innovative curriculum. They are also required to meet PRC regulatory requirements. On our website as well as in national media and publications, we post descriptions of vacant positions, which include educational and experience requirements, faculty duties and the knowledge and skills required. We also recruit qualified graduates from reputable teaching universities and schools in China. We review official transcripts and resumes to evaluate a candidate’s academic achievement and work experience. Qualified candidates are interviewed, required to pass a written examination and are also required to teach a mock class in front of our assessment board who finally decides on whether to extend an offer.

Newly hired teachers undergo a training program on teaching skills and techniques as well as our Hailiang school culture and pedagogy. We also provide continuing training to our teachers so that they can stay abreast of changes in student demands, admissions tests and standards and other key trends necessary to teach effectively. We typically provide our teachers with at least 23 days of ongoing training each year in our school.

Our teachers are regularly evaluated both qualitatively, based upon their teaching skills, and quantitatively, based upon their students’ test scores. We perform periodic peer observations of our teachers to monitor their classroom performance and check their class preparation notes and their grading of students’ assignments. We also evaluate teachers based on feedback provided by students and parents.

Our teachers’ compensation is to a large extent based upon the results of those evaluations. We provide outstanding teachers with bonuses and provide capable and experienced teachers with opportunities to be promoted to management roles. We offer our senior teachers additional incentives such as extra bonuses, opportunities to study abroad and housing allowances. In general, the compensation levels between teachers at our schools varies more widely than in local public schools. We believe that this structure encourages competition, and along with career advancement opportunities and continuing training, allows us to recruit and retain talented teachers. In addition to incentivizing qualified teachers to stay, we also take an aggressive approach to removing approximately 5% to 10% of teachers and educational staff who do not meet our teaching standards on a yearly basis. Our teacher retention rates as of June 30, 2012, 2013 and 2014 were 89.3%, 88.4% and 91.6%, respectively. “Retention rate” is calculated as 100% minus the quotient of the number of teachers who cease being employed during the period by the number of teachers at the beginning of that period (not including teachers hired during that period).

Research and Development

We have strong research and development capabilities and have devoted significant resources developing our courses and innovative teaching methods and materials. For each senior teacher, we have a senior teacher workshop, which consists of that teacher and five to ten mid-level or junior teachers who teach the same grade and subject. The workshop regularly organizes meetings to discuss and exchange ideas on instruction methods. Teachers in the senior teacher workshop are given opportunities to publish articles on pedagogical methods and teaching techniques with guidance from the senior teachers.

In addition, we encourage our teachers to develop, update and improve our curricula and course materials based upon the latest official government curricula for each of our subjects as well as on students’ needs and preferences. The development process for our curricula and course materials typically starts with a review of the latest examination requirements to analyze new educational needs and trends. As our students’ academic ability levels vary widely, our curricula are designed with the flexibility to address a particular class or a particular student’s strengths and weaknesses. Our senior teachers in charge of the curriculum for a particular subject also work with other teachers to prepare or update course curricula. Our teachers also implement and revise the curricula based on feedback from the classroom.

Leveraging our research and development capabilities, we have developed teaching methods and courses for certain subjects that are not generally offered by other similar private education providers. For example, one of our deputy executive principals, Ms. Jihong Zheng, has designed the “Jihong English Innovation Class” based on a widely recognized English teaching method in China that she created. Her course supplements the standard English curriculum with various added features, such as field trips and community service. These allow students to practice speaking English in real-world situations while enjoying field trips or performing community service that provides a sense of social responsibility and teamwork. We have also supplemented various government-mandated coursework with our self-developed courses. For example, we expanded the traditional chemistry coursework with a supplementary course called “Chemistry in Our Lives,” which demonstrates how chemistry principles and theories are applied in people’s daily lives. We believe students’ exposure to such real-world examples helps them to learn. We have also developed a supplemental mathematics course called “History of Mathematics,” which exposes our students to the cross-disciplinary approach of learning about the history of how certain mathematical principles were discovered or formulated, which, we believe, generates greater interest in the subject matter. We also offer a local geography course called “Hometown Geography—Zhuji and Shaoxing ‘Tantou’” for purposes of getting students to apply the geographical approaches and principles they learn to local cities, towns and rural areas.

At the end of each semester, we evaluate, update and improve course materials based upon student performance and feedback from teachers, students and parents. We believe our strong research and development capabilities differentiate us from other competitors in the private K-12 education industry.

Marketing

We selectively and systematically employ a variety of marketing methods to enhance the brand recognition of our school programs. By doing so, we intend to continue creating and implementing a standard corporate identity across all our schools. We take measures to increase word-of-mouth referrals which have been key to bringing in new students and building our brand. In addition, we also advertise in print and broadcast media and organize various promotional events from time to time.

Referrals. Word-of-mouth referrals by former and current students and their families have historically been a very significant source of student enrollment. In particular, recommendations made by our middle and high school graduates who have been successful in the Zhongkao or Gaokao or were admitted into overseas educational institutions are particularly persuasive for prospective students. We actively work with our alumni and current students to encourage them to recommend our programs to potential students. We believe that our student enrollment will continue to benefit from referrals by our extensive network of alumni and families, many of whom have enjoyed pleasant and satisfactory learning experiences and achieved their study goals at our schools.

Promotional events. From time to time, we organize promotional and recruiting events to provide real-time, on-site opportunities for our prospective students to learn more about our services and programs, as well as to meet our teachers and staff. For example, we hold open and regular seminars for our former, current and prospective students and for our teachers. At these seminars, our former graduates share experiences with our prospective students and our teachers provide tailored guidance on developing study skills and preparing for examinations. We also organize events specifically for our international program so that prospective students interested in studying abroad can meet with teachers and recruiting personnel from overseas institutions and learn more about our international program.

Media advertising. We occasionally place advertisements in provincial and local newspapers and television, such as Zhuji Television, Zhejiang Daily and Zhuji Daily.

Competition

The K-12 educational services market in China is rapidly evolving, highly fragmented and competitive. According to the CCID Report, the total number of private K-12 schools has increased steadily, from 89,383 in 2006 to 145,817 in 2013. The proportion of students in private K-12 schools against the total number of students in K-12 schools also increased from 8.5% to 16.5% during the same period. However, in 2012, the top six private schools in China, including our Company, only enrolled 0.3% of the total private school students in China, according to the CCID Report.

Because the market share of private K-12 schools is relatively small compared to that of public schools, our primary competitors are public K-12 schools in areas where we recruit our students. With respect to our basic educational program, currently our major competitor in Zhuji is Zhuji No. 1 Middle School. With respect to our international program, currently our major competitors are Hangzhou No. 14 Middle School’s AP Center, The Affiliated High School of Hangzhou Normal University International Department, and Hangzhou Foreign Language School. We also face competition from Zhuji Ronghuai School, which is the second-largest private school in Zhuji, where our three schools are located. As we continue to grow our business through expansion and acquisitions, we also expect to face competition from K-12 schools, both private and public, located in other geographic regions where we will establish or acquire additional K-12 schools.

We believe that the competition in the K-12 educational services market is generally based on school brand, student academic performance, parent satisfaction, quality of teachers, campus size, and tuition fees. We expect competition to persist and intensify. We believe that we are able to compete effectively because of our strong brand recognition and established international program. However, some of our existing and potential competitors, especially public schools, may have access to resources that we do not have. Some of these competitors, particularly public schools, have governmental support in forms of government subsidies and other payments or fee reductions. These competitors may devote greater resources, financial or otherwise, than we can to student recruitment, campus development and brand promotion and respond more quickly than we can to changes in student demands and market needs. See “Risk Factors—Risks Relating to Our Business and Industry—We face significant competition and we may fail to compete effectively.”

Properties and Facilities

We currently lease properties with a total combined gross floor area and site area of approximately 270,000 square meters in Zhuji city, Zhejiang province, China, from entities affiliated with Mr. Feng, our controlling shareholder. By leasing such properties from Mr. Feng, we avoid significant capital expenditures in connection with land use right purchases and facilities construction. See “Related Party Transactions—Transactions with Certain Related Parties.” We have obtained assurance letters from the local regulatory authorities confirming that the land use of our three schools has been in compliance with all applicable laws and regulations as of December 31, 2013.

The terms of our leases are for twenty years. All of our current leases contain priority renewal provisions which provide that we have the right of first refusal to renew the lease upon the expiration of the lease. Under the leasing agreements, we can terminate the lease at any time without cause, provided we notify the lessor in writing three months in advance. The lessor may only terminate the agreements upon a written notice to us one year in advance for any unapproved sublease by the lessee, unapproved modification to the premises, failure to pay rent for more than 60 days or use of the properties for illegal activities. To terminate the leases for other causes, the lessor would have to give us written notice one year in advance and obtain our consent to such termination.

Hailiang Group, a related party, is constructing a new school facility in the vicinity of our current schools that we will consider using at the beginning of the 2015/2016 school year. The preparation work to construct the new campus, including obtaining land use permission and other governmental approvals, was initiated in 2011, and the new campus has been under construction since June 2013. Upon completion, the new campus is expected to have a total site area of approximately 800,000 square meters. We believe that the campus is designed and constructed with features useful to most of the schools in the local area. Hailiang Group had preliminary discussions with us prior to the commencement of construction of the campus and we are currently discussing with Hailiang Group regarding the plan of relocating one of our schools to this new campus, including negotiating the terms and conditions of possible leasing arrangements. We are also evaluating other options, including continuing using our current campus or relocating to other facilities in the local area. We are not exposed to any risks and have not under taken any obligations during the construction phase. There are certain risks associated with the option to utilize this new campus. See “Risk Factors—Risks Relating to Our Business and Industry—There are risks associated with our potential use of a new campus in the 2015/2016 school year.”

Employees

We had 2,023, 2,121 and 2,138 employees as of June 30, 2012, 2013 and 2014 respectively. The majority of our employees are full-time and have signed employment agreements for one to three years, which will be renewed with substantially same terms upon the employee passing the end-of-contract evaluation. In addition to teachers, we also have employees in sales and marketing, information technology and general administration. The following table sets forth the numbers of our employees, categorized by function as of June 30, 2014.

As of June 30, 2014
Teachers and educational staff	1,132
Cafeteria and dining hall staff	340
Student living staff	346
Security and safety staff	38
Administrative staff	88
Other staff	194

Total	2,138

As required by PRC laws and regulations, we participate in various employee social security plans for our employees that are administered by local governments, including housing, pension, medical insurance and unemployment insurance. We compensate our employees with basic salaries as well as performance-based bonuses. None of our employees are represented by any collective bargaining arrangements, and we consider our relations with our employees to be good.

Intellectual Property

We are currently applying for a trademark for our Zhuji Hailiang Foreign Language School with the Trademark Office of SAIC in China.

Our schools hold copyrights to various course materials that have been developed internally and provide a basis for improving the quality of our educational services. Our strategic plan calls for continued and extensive investment in maintaining and expanding these assets. We have also registered two domain names with the China Internet Network Information Center, including www.hailiangschool.com and www.tmschool.com. To protect our intellectual properties, we rely on a combination of trademark, copyright and trade secret laws. From time to time, we are required to obtain licenses with respect to course materials owned by third parties for our educational services, in particular for our international program which requires foreign-language educational materials.

Insurance

We maintain various insurance policies to safeguard against risks and unexpected events. We maintain insurance to cover students and teachers’ medical expenses for injuries they might sustain at our school. We also maintain insurance to cover our liability should any injuries occur at our schools. In addition, we maintain property insurance for our school facilities and vehicles. We do not maintain business interruption insurance, product liability insurance or key-man life insurance. See “Risk Factors—Risks Relating to Our Business and Industry—We have limited insurance coverage with respect to our business and operations.” We consider our insurance coverage to be in line with that of other private K-12 education providers of a similar scale in China.

Legal Proceedings

From time to time, we are subject to legal proceedings, investigations and claims incidental to the conduct of our business. We are not currently a party to any legal proceeding or investigation which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.

Regulations

We operate our business in China under a legal regime consisting of the National People’s Congress, which is the country’s highest legislative body, the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority, including the MOE, the Ministry of Information Industry, SAIC, the Ministry of Civil Affairs and their respective local offices. This section summarizes the principal PRC regulations related to our business.

Regulations on Private Education

The principal laws and regulations governing private education in China consist of the Education Law of the PRC, the Law for Promoting Private Education (2003) and the Implementation Rules for the Law for Promoting Private Education (2004), and the Regulations on Chinese-Foreign Cooperation in Operating Schools. Below is a summary of the relevant provisions of these regulations.

Education Law of the PRC

On March 18, 1995, the National People’s Congress enacted the Education Law of the PRC. The Education Law sets forth provisions relating to the fundamental education system of the PRC, including a system of preschool, primary, secondary (including middle and high schools) and higher education and a system of awarding certificates or diplomas. The Education Law stipulates that the government formulates plans for the development of education, and establishes and operates schools and other institutions of education. Under the Education Law, enterprises, social organizations and individuals are encouraged to operate schools and other types of educational organizations in accordance with PRC laws and regulations. Meanwhile, no organization or individual may establish or operate a school or any other institution of education for profit-making purposes. However, private schools may be operated for “reasonable returns,” as described in more detail below.

The Law for Promoting Private Education (2003) and the Implementation Rules for the Law for Promoting Private Education (2004)

The Law for Promoting Private Education (2003) became effective on September 1, 2003. The Implementation Rules for the Law for Promoting Private Education (2004) became effective on April 1, 2004. Under these regulations, “private schools” are defined as schools established by non-governmental organizations or individuals using non-government funds.

Under relevant PRC laws and regulations, entities and individuals who establish private schools are commonly referred to as “sponsors” instead of “owners” or “shareholders.” The economic substance of “sponsorship” with respect of private schools is substantially similar to that of ownership with respect to legal, regulatory and tax matters. The major differences between sponsorship and ownership are as follows:

•	Right to receive return on investment. The portion of after-tax profits that can be distributed by a company to its owner is different from that distributed by a school to its sponsor. Under the PRC Company Law, a company is required to allocate 10% of its after-tax profits to statutory reserve funds, while under the Law for Promoting Private Education and the Implementation Rules for the Law for Promoting Private Education, a school that requires reasonable returns is required to allocate no less than 25% of its annual net profit or annual increased net assets to its development fund as well as make allocation for mandatory expenses as required by applicable laws and regulations.

•

Right to the distribution of residual properties upon termination and liquidation. Under the PRC Company Law, properties that remain upon termination and liquidation of a company after payment of relevant fees and compensations are distributed to its owners. With respect to a school, the Law for

Promoting Private Education provides that such distribution be made in accordance with other relevant laws and regulations. However, there have been no other relevant laws and regulations addressing the distribution of residual properties upon termination and liquidation of a private school.

Despite the above differences between sponsorship and ownership, the sponsor of a private school has effective control over such private school under the Law for Promoting Private Education through controlling the executive council or board of directors of such school, which is the decision-making body of the school. Through the school’s decision-making body, the sponsor exercises a broad range of powers, including (i) the appointment and dismissal of the school principal, (ii) the amendment of articles of association of the school and formulation of rules and regulations of the school, (iii) the adoption of development plans and approval of annual work plans, (iv) raising funds for school operations and adoption of budgets and final accounts, (v) making decisions on the size and compensation of the staff, (vi) making decisions on the division, merger or termination of the school, and (vii) making decisions on other important matters of the school. In addition, through controlling the decision-making body, the sponsor also has the power to use and manage the properties of the school in accordance with relevant laws and regulations.

In addition, under the Law for Promoting Private Education (2003), private schools providing certifications or diplomas, pre-school education, other culture education (including K-12 education) and self-study aids are subject to approval by the education authorities, while private schools engaging in occupational training are subject to approval by the authorities in charge of labor and social welfare.

A duly approved private school will be granted a private school operating permit, and shall be registered with the Ministry of Civil Affairs or its local bureaus as a privately run non-enterprise institution. In addition, schools and their learning centers must make filings with the MOE and the Ministry of Civil Affairs or their local bureaus. Our three schools have obtained and maintained the private school operating permits.

Under the above regulations, private schools have the same status as public schools, though private schools are prohibited from providing military, police, political and other kinds of education that are of a special nature. Government-run schools that provide compulsory education are not permitted to be converted into private schools. In addition, operation of a private school is highly regulated. For example, the items and amounts of fees charged by a private school providing certifications or diplomas shall be approved by the governmental pricing authority and be publicly disclosed.

In addition, on July 8, 2011, the Zhuji Municipal Development and Reform Bureau, the Zhuji Finance Bureau, the Zhuji Education Department and the Zhuji Human Resources and Social Security Bureau jointly promulgated the Notice of Regulating the Fees Management of Private Primary and Secondary Schools (ZFGJ [2011] No. 96), or the Notice, under the Notice, private primary schools and secondary schools of Zhuji city are approved to charge tuition, accommodation fees and the escrow fees from their students. In addition, the charging standards of the tuition fee and the accommodation fee should consider the compensation of the education costs and the accommodation costs, and properly consider the requiring of reasonable returns of the private schools. The charging standard of the escrow fee should be in accordance with the principle of “voluntary payment, accurate calculation of expenses, timely settlement and regular disclosure.” Specifically, the textbook fee cannot exceed RMB365 for grade 10 and grade 11 and cannot exceed RMB265 for grade 12. In addition, in November 2012, the Zhuji branch of the MOE issued a notice which clarified the maximum amount of tuition we can charge our students. Specifically, the maximum amount we can charge for primary school, middle school and high school is RMB31,000 per student, RMB33,000 per student and RMB35,000 per student, respectively. The Zhuji branch of the MOE did not place any limit on the amount we can charge for our kindergarten and our international program, but did require us to report the amounts we charge for those programs. In the 2011/2012, 2012/2013 and 2013/2014 school years, our tuition has been below the aforementioned ceilings imposed by the local government. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Factors Affecting Our Results of Operations—Pricing of Educational Programs.”

Private schools are divided into three categories: private schools established with donated funds; private schools that require reasonable returns and private schools that do not require reasonable returns. While private education is treated as a public welfare undertaking under the regulations, in the case of private schools choosing to require “reasonable returns,” sponsors of these schools may choose to require “reasonable returns” from the annual net balance of the school after deduction of costs, donations received, government subsidies, if any, the reserved development fund and other expenses required by the regulations.

The election to establish a private school requiring reasonable returns shall be provided in the articles of association of the school. The percentage of the school’s annual net balance that can be distributed as a reasonable return shall be determined by the school’s board of directors, taking into consideration the following factors: (i) items and criteria for the school’s fees, (ii) the ratio of the school’s expenses used for educational activities and improving the educational conditions to the total fees collected; and (iii) the admission standards and educational quality. Such information and the decision to distribute reasonable returns is also required to be filed with the approval authorities within 15 days from the decision made by the board. However, none of the current PRC laws and regulations provides a formula or guidelines for determining “reasonable returns.” In addition, none of the current PRC laws and regulations sets forth different requirements or restrictions on a private school’s ability to operate its education business based on such school’s status as a school that requires reasonable returns or a school that does not require reasonable returns.

At the end of each fiscal year, every private school is required to allocate a certain amount to its development fund for the construction or maintenance of the schools or procurement or upgrade of educational equipment. In the case of a private school that requires reasonable returns, this amount shall be no less than 25% of the annual net income of the school, while in the case of a private school that does not require reasonable returns, this amount shall be not less than 25% of the annual increase in the net assets of the school, if any. Under the Implementation Rules for the Law for Promoting Private Education in 2004, or the 2004 Implementing Rules, private schools, whether requiring reasonable returns or not, may enjoy preferential tax treatment. The 2004 Implementing Rules provide that the relevant authorities under the State Council may introduce preferential tax treatments and related policies applicable to private schools requiring reasonable returns. To date, however, no separate policies, regulations or rules have been introduced by the authorities in this regard.

As of June 30, 2014, our three schools are registered as private schools requiring reasonable returns.

Regulations on Chinese-foreign cooperation in operating schools

Chinese-foreign cooperation in operating schools or training programs is specifically governed by the Regulations on Operating Chinese-foreign Schools, promulgated by the State Council in 2003 and the Implementing Rules for the Regulations on Operating Chinese-foreign Schools, or the Implementing Rules, which were issued by the MOE in 2004.

The regulations on Operating Chinese-foreign Schools and its Implementing Rules encourage substantive cooperation between overseas educational organizations with relevant qualifications and experience in providing high-quality education and Chinese educational organizations to jointly operate various types of schools in the PRC, with such cooperation in the areas of higher education and occupational education being encouraged. Chinese-foreign cooperative schools are not permitted, however, to engage in compulsory education and military, police, political and other kinds of education that are of a special nature in the PRC.

Permits for Chinese-foreign Cooperation in Operating Schools can be obtained from education authorities or from the authorities that regulate labor and social welfare in the PRC.

To date, none of our schools is conducting by means of a Chinese-foreign cooperation project and are therefore not governed by the Regulations on Operating Chinese-foreign Schools.

Foreign investment in educational service industry

Under the Foreign Investment Industries Guidance Catalog (2011), or Foreign Investment Catalog, which was amended and promulgated by the National Development and Reform Commission, or NDRC, and the MOFCOM on 2011 and became effective on January 30, 2012, foreign investment is encouraged in higher education. Senior high school education in grades 10-12 is a restricted industry, meaning foreign educational organizations with relevant qualifications and experience and Chinese educational organizations are only allow to operate senior high schools in cooperative ways in the PRC. Any foreign investment in higher education and senior high school education has to take the form of a Sino-foreign equity or cooperative joint venture. Foreign investment is banned from compulsory education, which means grades 1-9. Foreign investment is allowed in after-school tutoring services and training services which do not grant certificates or diplomas.

We conduct our private education business in China primarily through contractual arrangements among our operating subsidiary in China and Hailiang Investment and our schools owned and operated by Hailiang Investment and the shareholder of Hailiang Investment. We hold the required licenses and permits necessary to conduct our private education business in China through the schools owned and operated by Hailiang Investment. The sponsor of our three schools is in compliance with the requirements of the Foreign Investment Industries Guidance Catalog (2011), and we own and operate our schools through contractual arrangements that do not violate the Foreign Investment Industries Guidance Catalog (2011).

Regulation of Domain Names and Website Names

PRC law requires owners of Internet domain names to register their domain names with qualified domain name registration agencies approved by The Ministry of Industry and Information Technology and obtain registration certificates from such registration agencies. A registered domain name owner has an exclusive use right over its domain name. Unregistered domain names may not receive proper legal protections and may be misappropriated by unauthorized third parties.

As of June 30, 2014, we have registered three domain names relating to our websites, with the Internet Corporation for Assigned Names and Numbers and the China Internet Network Information Center.

Regulation of Copyright and Trademark Protection

China has adopted legislation governing intellectual property rights, including copyrights and trademarks. China is a signatory to the main international conventions on intellectual property rights and became a member of the Agreement on Trade Related Aspects of Intellectual Property Rights upon its accession to the World Trade Organization in December 2001.

Copyright. The National People’s Congress amended the Copyright Law in 2001 to widen the scope of works and rights that are eligible for copyright protection. The amended Copyright Law extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. To address the problem of copyright infringement related to the content posted or transmitted over the Internet, the National Copyright Administration and the Ministry of Information Industry jointly promulgated the Administrative Measures for Copyright Protection Related to the Internet on April 30, 2005. These measures became effective on May 30, 2005.

Trademark. The PRC Trademark Law, adopted in 1982 and revised in 2001, protects the proprietary rights to registered trademarks. The Trademark Office under the SAIC handles trademark registrations and grants a term of ten years to registered trademarks and another ten years to trademarks as requested upon expiry of the prior term. Trademark license agreements must be filed with the Trademark Office for record.

We are currently applying for a trademark for our Zhuji Hailiang Foreign Language School with the Trademark Office of SAIC in China.

Regulations on Foreign Exchange

The PRC government imposes restrictions on the convertibility of the RMB and on the collection and use of foreign currency by PRC entities. Under current regulations, the RMB is convertible for current account transactions, which include dividend distributions, and the import and export of goods and services. Conversion of RMB into foreign currency and foreign currency into RMB for capital account transactions, such as direct investment, portfolio investment and loans, however, is still generally subject to the prior approval of or registration with SAFE.

Under current PRC regulations, foreign-invested enterprises such as our PRC subsidiary are required to apply to SAFE for a Foreign Exchange Registration Certificate for Foreign-Invested Enterprise. With such a certificate (which is subject to review and renewal by SAFE on an annual basis), a foreign-invested enterprise may open foreign exchange bank accounts at banks authorized to conduct foreign exchange business by SAFE and may buy, sell and remit foreign exchange through such banks, subject to documentation and approval requirements. Foreign-invested enterprises are required to open and maintain separate foreign exchange accounts for capital account transactions and current account transactions. In addition, there are restrictions on the amount of foreign currency that foreign-invested enterprises may retain in such accounts.

Regulations on Foreign Exchange in Certain Onshore and Offshore Transactions

The Circular on Relevant Issues concerning Foreign Exchange Administration of Overseas Investment and Financing and Return Investments Conducted by Domestic Residents through offshore Special Purpose Company ( ) (the “Notice” or “Circular No. 37”), which was promulgated by SAFE and became effective on July 14, 2014, requires a PRC individual resident to file a “Registration Form of Offshore Investments Contributed by Domestic Individual Residents” and register with the local SAFE branch before he or she contributes assets or equity interests in an offshore special purpose company, that is directly established or controlled by the PRC resident for the purpose of conducting investment or financing. Following the initial registration, the PRC resident is also required to register with the local SAFE branch for any major change includes, among other things, any major change of the offshore special purpose company’s PRC resident shareholder, name of the offshore special purpose company, term of operation, or any increase or reduction of the offshore special purpose company’s registered capital, share transfer or swap, and merger or division. Failure to comply with the registration procedures of Circular No. 37 may result in penalties, including the imposition of restrictions on the ability of the offshore special purpose company’s PRC subsidiary to distribute dividends to the offshore entity. As Circular No. 37 was recently promulgated, it remains unclear how this regulation and any future related legislation will be interpreted, amended and implemented by the relevant PRC government authorities.

As of the date of this prospectus, to the best of our knowledge, our PRC resident shareholders with offshore investments in the Group had registered with SAFE as to their offshore investments in accordance with the predecessor regulation of SAFE Circular No. 37, namely the Notice of the State Administration of Foreign Exchange on the Administration of Foreign Exchange Involved in Financing and Return Investments Conducted by Domestic Residents via Special Purpose Vehicles ( ) (“Circular No. 75”), which was replaced by SAFE Circular No. 37 on July 14, 2014 but still effective when the relevant PRC shareholder made his investments. Therefore, as advised by AllBright Law Offices, our PRC legal counsel, as of the date of this prospectus, our PRC resident shareholders have duly made such applications, filings and amendments as required.

Regulations on Dividend Distribution

Under applicable PRC laws and regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, foreign-invested enterprises in China are required to allocate at least 10% of their accumulated profits each year, if any, to fund statutory reserves of up to 50% of the registered capital of the enterprise. Statutory reserves are not distributable as cash dividends. Each wholly-owned subsidiary in China must comply with the foregoing regulations.

Under PRC law, our subsidiary, Hailiang Consulting, is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

In addition, at the end of each fiscal year, each of our schools is required to allocate a certain amount to its development fund for the construction or maintenance of the school properties or for the purchase or upgrade of school facilities. In particular, our schools, each of which is a private school that requires reasonable returns, are required to allocate no less than 25% of their annual net income for such purposes. Such development fund is also a statutory reserve that cannot be distributed as cash dividends.

As of June 30, 2014, Hailiang Consulting has not paid any dividends to our offshore entities from its accumulated profits. In the 2012 fiscal year, our schools paid dividends of RMB52.6 million and RMB14.4 million to Mr. Feng and Mr. Meng, respectively. No dividends were declared and paid during the 2014 fiscal year.

M&A Rules and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, namely, the MOFCOM, the State Assets Supervision and Administration Commission, the State Administration of Taxation, SAIC, CSRC and SAFE, jointly adopted the M&A Rule which became effective on September 8, 2006. This M&A Rule purports to require, among other things, offshore special purpose vehicles, or SPVs, formed for the purpose of acquiring PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. While the application of the M&A Rule remains unclear, we believe, based on the advice of our PRC counsel, that CSRC approval is not required in the context of this offering as we are not a special purpose vehicle formed for the purpose of acquiring domestic companies that are controlled by our PRC individual shareholders, as we acquired contractual control rather than equity interests in our domestic affiliated entities. However, we cannot assure you that the relevant PRC government agency, including the CSRC, would reach the same conclusion as our PRC counsel. If the CSRC or other PRC regulatory agency subsequently determines that we need to obtain the CSRC’s approval for this offering or if CSRC or any other PRC government authorities promulgate any interpretation or implementing rules before our listing that would require CSRC or other governmental approvals for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies. In such event, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from this offering into the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory agencies may also take actions requiring us to halt this offering before settlement and delivery of the ADSs offered by this prospectus.

Regulations on Loans to and Direct Investment in the PRC Entities by Offshore Holding Companies

Under the Implementation Rules for the Provisional Regulations on Statistics and Supervision of Foreign Debt promulgated by SAFE on September 24, 1997 and the Interim Provisions on the Management of Foreign

Debts, or the Provisions, promulgated by SAFE, the National Development and Reform Commission and the Ministry of Finance, which was effective from March 1, 2003, loans by foreign companies to their subsidiaries in China, which are foreign-invested enterprises, are considered foreign debt, and such loans must be registered with the local bureaus of SAFE. Under the Provisions, these foreign-invested enterprises must submit registration applications to the local bureaus of SAFE within 15 days following execution of foreign loan agreements. In addition, the total amount of accumulated medium-term and long-term foreign debt and the balance of short-term debt borrowed by a foreign-invested enterprise is limited to the difference between the total investment and the registered capital of the foreign-invested enterprise. Total investment of a foreign-invested enterprise is the total amount of capital that can be used for the operation of the foreign-invested enterprise, as approved by the MOFCOM or its local bureau, and may be increased or decreased upon approval by the MOFCOM or its local bureau. Registered capital of a foreign-invested enterprise is the total amount of capital contributions to the foreign-invested enterprise by its foreign holding company or owners, as approved by the MOFCOM or its local bureau and registered at SAIC or its local bureau.

Under applicable PRC regulations on foreign-invested enterprises, capital contributions from a foreign holding company to its PRC subsidiaries, which are considered foreign-invested enterprises, may only be made when approval by the MOFCOM or its local bureau has been obtained. In approving such capital contributions, the MOFCOM or its local bureau examines the business scope of each foreign invested enterprise under review to ensure it complies with the Foreign-Investment Industrial Guidance Catalog (2011), which classifies industries in China into three categories, namely “encouraged foreign investment industries,” “restricted foreign investment industries” and “prohibited foreign investment industries.”

Our PRC subsidiary is a foreign-invested enterprise, is not engaged in any prohibited or restricted businesses listed in the Foreign-Investment Industrial Guidance Catalog (2011) and has not incurred any foreign debt.

Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Name	Age	Position/title
Ming Wang	53	Chairman and chief executive officer
Ying Xin	52	Director and principal general
		Independent director
		Independent director
Lei Chen	34	Chief financial officer
Bo Lyu	36	Board secretary
Yejun Yu	28	Financial manager
Jin Xie	48	Vice principal (human relations)
Jihong Zheng	54	Vice principal (international program)
Lunguo Lyu	57	Vice principal (logistics)
Baiqing Yuan	47	Vice principal (Zhuji Hailiang Foreign Language School)
Honggang Xu	56	Vice principal (Zhuji Private High School)
Jianjun Jiang	47	Vice principal (Tianma Experimental School)

Mr. Ming Wang has served as our chairman of the board of directors and chief executive officer since October 2014 and has served as our director since 2011. He has also served as a director of Hailiang Consulting, our wholly-owned subsidiary in China since 2011. He has also served as vice president of Hailiang Group, a related party, since 2004. He served as the assistant to the president of Hailiang Group from 2001 to 2004. Prior to joining our group, Mr. Wang was employed from 1982 to 2001 by Jiangxi Copper Co., Ltd. and a supervising manager in the Office of Chief Executive Officer. Mr. Wang received MBA degrees from the University of Management and Technology and Zhongnan University of Economics and Law. Mr. Wang is the spouse of Ms. Jihong Zheng.

Mr. Ying Xin has served as our director and principal general since 1999. He is also a director of Hailiang Consulting, our wholly-owned subsidiary in China. Prior to joining our group, Mr. Xin taught at the Technical Secondary School of Zhuji city from 1985 to 1999 and in Zhaolin Secondary School of Harbin city, Heilongjiang province, from 1983 to 1985. He was awarded the “Distinguished Teacher of Shaoxing city” in 1998 and the “Advanced Education Professional of Zhuji City” in 1999. He was also awarded the “Silkworm Award” by the Zhejiang Province MOE, in recognition of his dedicate service and contribution to the local education over decades. Mr. Xin studied at Heilongjiang Hulan Nominal School (now Harbin Nominal University Hulan Campus) in Heilongjiang province from 1980 to 1983 and at Zhejiang Education College in Zhejiang province from 1993 to 1995 and completed graduate courses in Education Management in Hangzhou University in 1998.

Mr. Lei Chen has served as our chief financial officer since 2013. Prior to joining our group, Mr. Chen served as Senior Vice President for Cornerstone Advisors LLP. Prior to that, he worked as an auditing manager at KPMG and a senior auditor at Pricewatercoopers from 2006 to 2009 and from 2003 to 2006, respectively. Mr. Chen received his bachelor’s degrees in International Business and Accounting from Guangdong University of Foreign Studies in 1999. Mr. Chen is a member of the Chinese Institute of Certified Public Accountants.

Mr. Bo Lyu has served as our board secretary since 2011. Mr. Lyu worked as an investment manager in Hailiang Group from 2009 to 2011. Mr. Lyu received his bachelor’s degree in International Investment from Wuhan University in 2001 and his master degree in Finance from the National Economics Department of Albert-Ludwigs-Universität Freiburg in 2009.

Mr. Yejun Yu has served as our financial manager since 2011 and as a director of our subsidiary, Hailiang Consulting, since December 2011. Prior to joining us, Mr. Yu was an assistant manager and senior auditor of Marcum Bernstein & Pinchuk from 2010 to 2011 and an assistant manager at KPMG from 2008 to 2010. Mr. Yu received his bachelor’s degree in English Literature from Beijing Language and Culture University in 2008.

Mr. Jin Xie has served as our vice principal responsible for human relations since 2000 and currently teaches in the Private High School. Mr. Xie served as our dean of academic and student affairs, office manager of administration, the president of the Private High School and assistant to president since he joined us in August 1998. Previously, Mr. Xie taught at No.1 Middle School of Baihe Town, Shaanxi province, from 1985 to 1997 and in Zhongen Experimental School of Fuqing City, Fujian province from 1997 to 1998. He was awarded the Advanced Teaching Qualification for secondary education in 2000. Mr. Xie received his bachelor’s degree in Biology Education from Shaanxi University of Technology in 1985.

Ms. Jihong Zheng has served as our vice principal since April 2001 and she has been responsible for our international program since September 2008. Prior to joining our schools, Ms. Zheng taught at Guiye Middle School from 1982 to 2001. Ms. Zheng graduated from the Foreign Language Department of Shangrao Normal University in 1982. In 2007, she received her master’s degree in Education from University of Northampton, England. Ms. Zheng received numerous awards, including “Excellent President of Foreign Language Experimental School Award for 2007” and the “National Primary and Middle-School Foreign Language Teachers’ Gardener Prize.” Ms. Zheng is the spouse of Mr. Ming Wang.

Mr. Lunguo Lyu has served as our vice principal since April 2001 and he has been responsible for logistics since September 2008. He also teaches at Zhuji Private High School. He became dean of the middle school division of Zhuji Private High School after he joined us in August 2001. Mr. Lyu has over 20 years of experience in primary and secondary education. He started his teaching career in 1980 and served as dean of academics and student affairs and the president of various schools in Zhuji city for many years. He was awarded the “Top Ten Distinguished Teachers of Zhuji City” and the “Distinguished Young Teacher and Distinguished Professionals of Shaoxing City.” Mr. Lyu received his bachelor’s degree in Education Management from Zhejiang University in 2000.

Mr. Baiqing Yuan has served as our vice-principal responsible for Zhuji Hailiang Foreign Language School since 2006. Mr. Yuan also acts as principal of Zhuji Hailiang Foreign Language School. He has been teaching in our schools since March 2006. From 1998 to 2006, he worked for Meichi Middle School of Zhuji City as head of the examination and research group, office manager, dean of academic and student affairs and vice president. Mr. Yuan received his bachelor’s degree in Geology from Zhejiang Education Institution in 1997.

Mr. Honggang Xu has served as our vice principal responsible for Zhuji Private High School since 2011. Mr. Xu also acts as principal of Zhuji Private High School. Mr. Xu has almost 30 years of experience in primary and secondary education. From 1980 to 2001, he served in a number of positions, including president, vice president, assistant to the president, and group leader responsible for teaching and research, in various schools in Zhuji city.

Mr. Jianjun Jiang has served as our vice principal responsible for Tianma Experimental School. Mr. Jiang also acts as principal of Tianma Experimental School, prior to which, he served as president of Zhuji Private High School and assistant to the president since August 2007. Prior to joining us, Mr. Jiang served as president of Zhuji Paitou Middle School from 2004 to 2007 and vice president of Caota Middle School from 1999 to 2004. Before that, he worked in Zhuji Second High School from 1996 to 1999 and in Zhuji Chengguan Middle School from 1987 to 1996. Mr. Jiang has been awarded the “Distinguished Education Professional,” “Distinguished Class Teacher,” and “Top Ten Distinguished Teachers of Zhuji City.” by Zhuji branch of the MOE. He received his bachelor’s degree in Biology from Zhejiang Normal University in 1982.

Board of Directors

Our board of directors will consist of five directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 to which this prospectus forms a part. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, transaction or arrangement in which he or she is materially interested provided the nature of the interest is disclosed prior to its consideration and as long as he has not been disqualified by the chairman of the relevant board meeting. Our board of directors may exercise all of the powers of our company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whether outright or as security for any debt, liability or obligation of our company or of any third-party. None of our directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

Upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 to which this prospectus forms a part, we will establish three committees under the board of directors, namely the audit committee, the compensation committee and the nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit committee

Our audit committee currently consists of Messrs.                     ,                      and                      and is chaired by                     . Upon the appointment of additional directors, a majority of our audit committee members will satisfy the “independence” requirements of [Section 303A of the Corporate Governance Rules of the New York Stock Exchange][Nasdaq Listing Rule 5605(c)(2)] as well as the independence requirements of Rule 10A-3 under the Exchange Act. Our audit committee will consist solely of independent directors that satisfy the [New York Stock Exchange][Nasdaq Global Market] and SEC requirements within one year of the completion of this offering. Our board also has determined that                      qualifies as an audit committee financial expert within the meaning of the SEC rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our group. The audit committee is responsible for, among other things:

•	selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm;

•	reviewing with our independent registered public accounting firm any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K. In particular, our audit committee will review and approve our cash management policy in regard to depositing cash generated from our school operations with related parties, including the maximum amount of such deposits based on our financial condition from time to time;

•	discussing the annual audited financial statements with management and our independent registered public accounting firm;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	meeting separately and periodically with the management and our independent registered public accounting firm;

•	reporting regularly to the full board of directors; and

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time.

Compensation committee

Our compensation committee currently consists of Messrs.                     ,                      and                      and is chaired by                     . Upon the appointment of additional directors, a majority of our compensation committee members will satisfy the “independence” requirements of [Section 303A of the Corporate Governance Rules of the New York Stock Exchange][Nasdaq Listing Rule 5605(d)]. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing and approving to the board with respect to the total compensation package for our most senior executive officers;

•	approving and overseeing the total compensation package for our executives other than the most senior executive officers;

•	reviewing and recommending to the board with respect to the compensation of our directors;

•	reviewing periodically and approving any long-term incentive compensation or equity plans;

•	selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

•	programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate governance and nominating committee

Our corporate governance and nominating committee currently consists of Messrs.                     ,                      and                      and is chaired by                     . Upon the appointment of additional directors, a majority of our corporate governance and nominating committee members will satisfy the “independence” requirements of [Section 303A of the Corporate Governance Rules of the New York Stock Exchange][Nasdaq Listing Rule 5605(e)]. The corporate governance and nominating committee assists our board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

•	identifying and recommending nominees for election or re-election to our board of directors or for appointment to fill any vacancy;

•	reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

•	identifying and recommending to our board the directors to serve as members of committees;

•	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

Under Cayman Islands law, our directors have a duty of loyalty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise skills they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and re-stated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached.

Terms of Directors and Officers

Our directors hold office until such time as they are removed from office by special resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) dies or is found by our company to be or becomes of unsound mind. Officers are selected by and serve at the discretion of the board of directors. The compensation of our directors is determined by the board of directors. There is no mandatory retirement age for directors. Our officers are elected by and serve at the discretion of the board of directors.

Employment Agreements

We have entered into employment agreements with our executive officers. Each of our executive officers is employed for a specified time period, which will be renewed upon both parties’ agreement thirty days before the end of the current employment term. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. An executive officer may terminate his or her employment at any time with a one-month prior written notice.

Each executive officer has agreed to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information. Each executive officer has also agreed to assign to our group all his or her all inventions, improvements, designs, original works of authorship, formulas, processes, compositions of matter, computer software programs, databases, mask works, concepts and trade secrets.

Compensation of Directors and Executive Officers

For the year ended June 30, 2014, we paid an aggregate of RMB4,318 (US$696) in cash compensation to our executive officers, and we did not have any non-executive directors.

Our PRC subsidiary is required by PRC laws and regulations to make contributions equal to certain percentages of each employee’s salary for his or her retirement benefit, medical insurance benefits, housing funds, unemployment and other statutory benefit. Our PRC subsidiary paid retirement and similar benefits for our officers and directors in the year ended June 30, 2014.

Principal Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this prospectus by:

•	each of our directors and executive officers; and

•	each person known to us to beneficially own more than 5% of our ordinary shares.

The calculations in the table below assume there are              ordinary shares outstanding as of the date of this prospectus, and              ordinary shares outstanding immediately after the completion of this offering, assuming that the underwriter does not exercise its option to purchase additional ADSs.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary shares beneficially owned prior to this offering		Shares beneficially owned after this offering(1)
Name	Number	%	Number	%
Directors and Executive Officers:
Ming Wang	—	—
Ying Xin	—	—
Lei Chen	—	—
Bo Lyu	—	—
Yejun Yu	—	—
Jin Xie	—	—
Jihong Zheng	—	—
Lunguo Lyu	—	—
Baiqing Yuan	—	—
Honggang Xu	—	—
Jianjun Jiang	—	—
Principal Shareholders:
Hailiang Feng(2)	36,000,000	98.6%
Jet Victory International Limited(3)	22,320,000	61.2%
Brilliant One Development Limited(4)	10,080,000	27.6%

*	Less than 1% of the outstanding ordinary shares.
(1)	Assumes that the underwriter does not exercise its option to purchase additional ADSs.
(2)	Includes 22,320,000 shares held by Jet Victory International Limited, 10,080,000 shares held by Brilliant One Development Limited, 1,800,000 shares held by Fame Best International Limited and 1,800,000 shares held by Gain Success Group Limited. Jet Victory International Limited, Fame Best International Limited and Gain Success Group Limited are British Virgin Islands companies wholly-owned by Mr. Feng.
(3)	A British Virgin Islands company wholly-owned by Mr. Feng.
(4)

A British Virgin Islands company 100% owned by Mr. Feng. Mr. Feng is currently in the process of transferring his 100% interest in Brilliant One Development Limited, through an intermediate holding company wholly owned by Mr. Feng, to International Mineral Investment (HK), a company wholly owned by Hailiang Group. Once the transfer is completed, Brilliant One Development Limited will be indirectly controlled, through International Mineral Investment (HK) and Hailiang Group, by Mr. Feng. As of the date of this prospectus, Hailiang Group is controlled by Mr. Feng and is held as to 43.6% by Mr. Feng and 40.3% by Shanghai Weize Investment Company. Shanghai Weize Investment Company is controlled by Mr. Feng and is held as to 58.8% by Mr. Feng and 31.6% by Zhejiang Zhongyida Investment Company. Zhejiang Zhongyida Investment Company is controlled by Mr. Feng and is held as to 90% by Mr. Feng and 10% by his spouse. All the remaining minority equity interests in such shareholding entities are held by Mr. Feng’s relatives and/or independent third parties.

As of the date of this prospectus, none of our outstanding ordinary shares is held by record holders in the United States. None of our existing shareholders will have different voting rights from other shareholders after the completion of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Related Party Transactions

Contractual Arrangements with our Affiliated Entities and their Shareholder

We have entered into a series of contractual arrangements with Hailiang Investment which owns and operates our schools and Mr. Feng, its shareholder. Such contractual arrangements provide us (i) the power over Hailiang Investment, (ii) the exposure or rights to variable returns from our involvement with Hailiang Investment, and (iii) the ability to affect those returns through use of our power over Hailiang Investment to affect the amount of our returns. Therefore, we control Hailiang Investment and its subsidiaries. For a description of these contractual arrangements, see “Our Corporate History and Structure—Our Corporate Structure.”

Transactions with Certain Related Parties

Advances and loans to related parties

Our controlling shareholder, Mr. Feng, owns or controls other non-educational service businesses that from time to time require short-term financing to support their business operations and working capital needs. After considering the cash on hand and forecasted cash flows to fund our operations, we provided financing to these companies during the periods presented.

The financing was provided in the form of interest-free advances or interest-earning loans. The advances do not have a fixed term and are repayable upon demand. The loans have terms less than one year and allow for early repayment. We extended the loans as part of our cash management arrangement in order to earn interest that is comparable to ordinary deposits in banks. The related party companies have historically repaid advances upon demand and have paid the full principal amount plus the related interest income at maturity.

Advances

During the 2012 and 2013 fiscal years, we provided interest-free advances of RMB195.2 million and RMB234.2 million (US$38.2 million), respectively, to Zhejiang Hailiang Education Group Ltd., a company controlled by Mr. Feng, to support its business operation. These advances did not have a fixed term of repayment and were repayable upon demand. We received RMB235.0 million and RMB290.3 million (US$47.3 million) in repayment from Zhejiang Hailiang Education Group Ltd. during the 2012 and 2013 fiscal years, respectively. The remaining balance of RMB2.7 million (US$0.4 million) million netted off an equivalent rental payable amount arising from properties and facilities leased from Zhejiang Hailiang Education Group Ltd.

Loans

During the 2011 fiscal year, we loaned RMB30.0 million to Zhejiang Hailiang Education Group Ltd. at an interest rate of 5.6% to 6.1% per annum which was repaid in the 2012 fiscal year. We recognized interest income in the amount of RMB0.3 million from the loans during the 2012 fiscal year.

During the 2013 fiscal year, we loaned RMB380.0 million (US$61.9 million) to Zhejiang Ming Xuan Construction Engineering Co., Ltd., a construction company controlled by our controlling shareholder, Mr. Feng, at an interest rate of 6% per annum. Pursuant to the loan agreements, the loans bear interest at 6% per annum and were to be repaid before October 2013. Zhejiang Ming Xuan Construction Engineering Co., Ltd. repaid RMB118.5 million (US$19.3 million) of the loan in the 2013 fiscal year and the remainder plus accrued interest in September 2013. The interest income from the loans during the 2013 fiscal year amounted to RMB14.0 million (US$2.3 million).

In September 2013, subsequent to the collection of the loan from Zhejiang Ming Xuan Construction Engineering Co., Ltd., we provided loans of RMB600.0 million (US$96.7 million) to Suzhou Wujiang Hailiang Real Estate Development Co., Ltd., an entity controlled by Mr. Feng. Pursuant to the loan agreements, the loans bear interest rate at 6% per annum, and shall be repaid before June 30, 2014. As of June 30, 2014, the loan and the related interest were collected in full.

Term deposits

Starting from the 2014 fiscal year, we deposited certain amount of cash generated from our education business with a related party finance company owned by Hailiang Group. The finance company may provide funds and financing to entities within Hailiang Group. During the 2014 fiscal year, we made aggregate deposits of RMB640.0 million and received RMB220.0 million upon the maturity of the deposits. Our balance of demand deposits and term deposits with related parties amounted to RMB24.7 million (US$4.0 million) RMB420.0 million (US$67.7 million), respectively, as of June 30, 2014.

As part of our cash management policy, we expect to continue to deposit certain amount of cash generated from our education business with this related party finance company. In particular, based on our current policy, effective September 2014, such cash cannot exceed RMB152.0 million unless otherwise approved by our audit committee, or prior to the establishment of our audit committee, our board of directors and such threshold may be amended from time to time. We expect to withdraw at least RMB268.0 million in October 2014 of such deposit to maintain a balance that complies with our current cash management policy. Our cash deposits with the finance company are made in the form of demand deposits or term deposits with terms ranging from three months to one year. Such term deposits can be withdrawn prior to their maturity without incurring significant penalties. In September 2014, Hailiang Group and Mr. Feng entered into a guarantee agreement with us to irrevocably and jointly guarantee timely return of such deposits on behalf of the finance company in the event that the finance company defaults on the return of such deposits or payment of the interest.

We are subject to credit risks associated with the term deposit arrangement. See “Risk Factors—Risks Relating to Our Business and Industry—We deposit certain amount of cash with related parties and are subject to credit risks of such related parties.”

Lease agreements with a related party

We lease the school buildings and the related properties and facilities for our three schools from Zhejiang Hailiang Education Group Ltd., a company controlled by our controlling shareholder, Mr. Feng. For the 2012 fiscal year, our total rental expenses was RMB4.6 million. On June 30, 2012, Zhuji Private High School entered into a revised lease agreement with Zhejiang Hailiang Education Group Ltd. for additional properties and facilities. As a result, our total rental expenses increased from RMB4.6 million in the 2012 fiscal year to RMB9.6 million in the 2013 fiscal year. In the 2014 fiscal year, our total rental expenses remained at RMB9.6 million (US$1.5 million).

The terms of our leases are for twenty years. All of our current leases contain priority renewal provisions which provide that we have the right of first refusal to renew the lease upon the expiration of the lease. Under the leasing agreements, we can terminate the lease at any time without cause, provided we notify the lessor in writing three months in advance. The lessor may only terminate the agreements upon a written notice to us one year in advance for any unapproved sublease by the lessee, unapproved modification to the premises, failure to pay rent for more than 60 days or use of the properties for illegal activities. To terminate the leases for other causes, the lessor would have to give us written notice one year in advance and obtain our consent to such termination. However, there is no assurance that the lessor will observe its obligations under these leasing agreements. As a result, at the end of each year or the term of the lease, we may fail to reach an agreement for a rental price or otherwise fail to continue to lease the properties. We may be forced to relocate the affected operations to a new location, which could involve substantial rent increases and material business interruption.

Private Placements

See “Description of Share Capital—History of Securities Issuances.”

Employment Agreements

We have entered into employment agreements with our executive officers. See “Management—Employment Agreements.”

Description of Share Capital

We were incorporated as an exempted company in April 2011. Our affairs are currently governed by our amended and restated memorandum and articles of association and the Companies Law, Cap 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands, which we refer to as the Companies Law below.

As of the date hereof, our authorized share capital is US$36,500, divided into 36,500,000 ordinary shares with a par value of US$0.001 each. As of the date of this prospectus, there are 36,500,000 ordinary shares issued and outstanding. Upon the completion of this offering, our authorized share capital will be US$[—] divided into [—] ordinary shares with a par value of US$0.001 each.

We have adopted our second amended and restated memorandum and articles of association, which will become effective upon the completion of this offering.

The following are summaries of material provisions of our second amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares. You should read our second amended and restated memorandum and articles of association, which have been filed as exhibits to the registration statement of which this prospectus is a part.

Ordinary Shares

The following discussion primarily concerns our ordinary shares and the rights of holders of ordinary shares. The holders of ADSs will not be treated as our shareholders and will be required to surrender their ADSs for cancellation and withdrawal from the depositary facility in which the ordinary shares are held in accordance with the provisions of the deposit agreement in order to exercise shareholders’ rights in respect of the ordinary shares. The depositary will agree, so far as it is practical, to vote or cause to be voted the amount of ordinary shares represented by ADSs in accordance with the non-discretionary written instructions of the holders of such ADSs. See “Description of American Depositary Shares—Voting Rights.”

All of our outstanding ordinary shares are fully paid and non-assessable and issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares.

Meetings

General meetings may be called only by the chairman of our board of directors or a majority of our board of directors and may not be called by any other person. Shareholders’ meetings may be convened by a majority of our board of directors or chairman. Advance notice of at least ten calendar days is required for the convening of our annual general meeting and any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third in nominal value of the total issued voting shares in our company.

Notwithstanding that a meeting is called by shorter notice than that mentioned above, but, subject to the Companies Law, it will be deemed to have been duly called, if it is so agreed (a) in the case of a meeting called as an annual general meeting by all of our shareholders entitled to attend and vote at the meeting; and (b) in the case of any other meeting, by a majority in number of the shareholders holding not less than 95% in nominal value of the issued shares giving that right.

No business other than the appointment of a chairman may be transacted at any general meeting unless a quorum is present at the commencement of business. However, the absence of a quorum will not preclude the appointment of a chairman. If present, the chairman of our board of directors shall be the chairman presiding at any shareholders’ meetings.

A corporation being a shareholder shall be deemed for the purpose of our second amended and restated articles of association to be present in person if represented by its duly authorized representative being the person appointed by resolution of the directors or other governing body of such corporation to act as its representative at the relevant general meeting or at any relevant general meeting of any class of our shareholders. Such duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation that he represents as that corporation could exercise if it were our individual shareholder.

The quorum for a separate general meeting of the holders of a separate class of shares is described in “—Variation of Rights” below.

Our second amended and restated articles of association do not allow our shareholders to approve matters to be determined at shareholders’ meetings by way of written resolutions without a meeting.

Voting Rights

In respect of all matters requiring a shareholders’ vote, each ordinary share is entitled to one vote. Voting at any shareholders’ meeting, or on a poll, is by show of hands of shareholders who are present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) for each fully paid share of which such shareholders hold.

No shareholder shall be entitled to vote or be reckoned in a quorum, in respect of any share, unless such shareholder is duly registered as our shareholder and all calls or installments due by such shareholder to us have been paid.

If a clearing house (or its nominee(s)) or a central depositary entity, being a corporation, is our shareholder, it may authorize such person or persons as it thinks fit to act as its representative(s) at any meeting or at any meeting of any class of shareholders provided that, if more than one person is so authorized, the authorization shall specify the number and class of shares in respect of which each such person is so authorized. A person authorized pursuant to this provision is entitled to exercise the same powers on behalf of the clearing house or central depositary entity (or its nominee(s)) as if such person was the registered holder of our shares held by that clearing house or central depositary entity (or its nominee(s)) including the right to vote individually in a show of hands.

While there is nothing under the laws of the Cayman Islands which specifically prohibits or restricts the creation of cumulative voting rights for the election of directors of our company, it is not a concept that is accepted as an ordinary practice in the Cayman Islands, and our company has made no provisions in our second amended and restated articles of association to allow cumulative voting for such elections.

Calls on Shares and Forfeiture of Shares

Subject to our second amended and restated memorandum and articles of association which will become effective upon the completion of this offering and to the terms of allotment, our directors may from time to time make such calls upon the members in respect of any amounts unpaid on the shares held by them. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Protection of Minority Shareholders

The Cayman Islands courts ordinarily would be expected to follow English case law precedents which permit a minority shareholder to commence a representative action against or derivative actions in the name of the company to challenge (a) an act which is ultra vires the company or illegal, (b) an act which constitutes a fraud against the minority and regarding which the wrongdoers are themselves in control of the company, and (c) an irregularity in the passing of a resolution which requires a qualified (or special) majority.

In the case of a company (not being a bank) having its share capital divided into shares, the Grand Court of the Cayman Islands may, on the application of members holding not less than one fifth of the shares of the company in issue, appoint an inspector to examine the affairs of the company and to report thereon in such manner as the Grand Court of the Cayman Islands shall direct.

Any of our shareholders may petition the Grand Court of the Cayman Islands which may make a winding up order if the Grand Court of the Cayman Islands is of the opinion that it is just and equitable that we should be wound up or, as an alternative to a winding up order, (a) an order regulating the conduct of our affairs in the future, (b) an order requiring us to refrain from doing or continuing an act complained of by the shareholder petitioner or to do an act which the shareholder petitioner has complained we have omitted to do, (c) an order authorizing civil proceedings to be brought in our name and on our behalf by the shareholder petitioner on such terms as the Grand Court of the Cayman Islands may direct, or (d) an order providing for the purchase of the shares of any of our shareholders by other shareholders or us and, in the case of a purchase by us, a reduction of our capital accordingly.

Generally, claims against us must be based on the general laws of contract or tort applicable in the Cayman Islands or individual rights as shareholders as established by our second amended and restated articles of association.

Pre-Emption Rights

There are no pre-emption rights applicable to the issue of new shares under either Cayman Islands law or our second amended and restated memorandum and articles of association.

Liquidation Rights

Subject to any future shares which are issued with specific rights, (a) if we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed pari passu among those shareholders in proportion to the amount paid up at the commencement of the winding up on the shares held by them, respectively, and (b) if we are wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the paid-up capital, those assets shall be distributed so that, as nearly as may be, the losses shall be borne by the shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them, respectively.

If we are wound up (whether the liquidation is voluntary or by the court), the liquidator may with the sanction of our special resolution and any other sanction required by the Companies Law, divide among our shareholders in specie or kind the whole or any part of our assets (whether or not they shall consist of property of the same kind) and may, for such purpose, set such value as the liquidator deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders or different classes of shareholders. The liquidator may also vest the whole or any part of these assets in trustees upon such trusts for the benefit of the shareholders as the liquidator shall think fit, but so that no shareholder will be compelled to accept any assets, shares or other securities upon which there is a liability.

Variation of Rights

Alterations to our second amended and restated memorandum and articles of association may only be made by special resolution, meaning a majority of not less than two-thirds of votes cast at a shareholders’ meeting.

If at any time, our share capital is divided into different classes of shares, all or any of the special rights attached to any class of shares may be varied with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. Consequently, the rights of any class of shares cannot be detrimentally altered without a majority of two-thirds of the vote of all of the shares in that class. The provisions of our second amended and restated articles of association relating to general meetings shall apply similarly to every such separate general meeting, but so that the quorum for the purposes of any such separate general meeting or at the adjourned meeting shall be a person or persons together holding (or represented by proxy) on the date of the relevant meeting not less than one-third in nominal value of the issued shares of that class, that every holder of shares of the class shall be entitled on a poll to one vote for every such share held by such holder and that any holder of shares of that class present in person or by proxy may demand a poll.

The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Alteration of Capital

We may from time to time by ordinary resolution in accordance with the Companies Law alter the conditions of our second amended and restated memorandum of association to:

•	increase our capital by such sum, to be divided into shares of such amounts, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of larger amounts than our existing shares;

•	cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled subject to the provisions of the Companies Law;

•	sub-divide our shares or any of them into shares of smaller amount than is fixed by our second amended and restated memorandum of association, subject nevertheless to the Companies Law, so that the resolution whereby any share is sub-divided may determine that, as between the holders of the shares resulting from such subdivision, one or more of the shares may have any such preferred or other special rights over, or may have such deferred rights or be subject to any such restrictions as compared with the others, as we have power to attach to unissued or new shares; and

•	divide shares into several classes and without prejudice to any special rights previously conferred on the holders of existing shares, attach to the shares respectively any preferential, deferred, qualified or special rights, privileges, conditions or such restrictions that in the absence of any such determination in a general meeting may be determined by our directors.

We may, by special resolution, provided we obtain any confirmation or consent required by the Companies Law, reduce our share capital or any capital redemption reserve in any manner authorized by law.

Transfer of Shares

Provided such transfer complies with any applicable restrictions set forth in our second amended and restated articles of association, including, for example, the board of directors’ discretion to refuse to register a transfer of any share (not being a fully paid up share) to a person of whom it does not approve, or any share issued under share incentive plans for employees upon which a restriction on transfer imposed thereby still subsists, or a transfer of any share to more than four joint holders, any of our shareholders may transfer all or any of his or her shares by an instrument of transfer in the usual or common form or in a form prescribed by the [New York Stock Exchange][Nasdaq Global Market] or in another form that our directors may approve.

Our directors may decline to register any transfer of any share which is not paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless:

•	the instrument of transfer is lodged with us and is accompanied by the certificate for the shares to which it relates and such other evidence as our directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of share;

•	the instrument of transfer is properly stamped (in circumstances where stamping is required); and

•	fee of such maximum sum as the [New York Stock Exchange][Nasdaq Global Market] may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer, they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice requirement of the [New York Stock Exchange][Nasdaq Global Market], be suspended and the register closed at such times and for such periods as our directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our directors may determine.

Register of Members

In accordance with Section 48 of the Companies Law, the register of members is prima facie evidence of the registered holder or member of shares of a company. Therefore, a person becomes a registered holder or member of shares of the company only upon entry being made in the register of members. Our directors will maintain one register of members, at the office of ATC Trustees (Cayman) Limited, Clifton House, 75 Fort Street, PO Box 1350, Grand Cayman, KY1-1108, Cayman Islands.

The depositary will be included in our register of members as the only holder of the ordinary shares underlying the ADSs in this offering. The shares underlying the ADSs are not shares in bearer form, but are in registered form and are “non-negotiable” or “registered” shares in which case the shares underlying the ADSs can only be transferred on the books of the company in accordance with Section 166 of the Companies Law.

In the event that we fail to update our register of members, the recourse of investors is directly to the depositary under the terms of the deposit agreement, which is governed by New York law. The depositary will have recourse against us under the terms of the deposit agreement, and also will hold a share certificate evidencing the depositary as the registered holder of shares underlying the ADSs. Further, Section 46 of the Companies Law provides for recourse to be available to our investors in case we fail to update our register of members. In the event we fail to update our register of member, the depositary, as the aggrieved party, may apply for an order with the courts of the Cayman Islands for the rectification of the register.

Share Repurchases

We are empowered by the Companies Law and our second amended and restated articles of association to purchase our own shares, subject to certain restrictions. Our directors may only exercise this power on our behalf, subject to the Companies Law, our second amended and restated memorandum and articles of association and to any applicable requirements imposed from time to time by the [New York Stock Exchange][Nasdaq Global Market], the SEC, or by any other recognized stock exchange on which our securities are listed.

Dividends

Subject to the Companies Law, our company in a general meeting or our directors may declare dividends in any currency to be paid to our shareholders. Dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our directors determine is no longer needed. Our board of directors may also declare and pay dividends out of the share premium account or any other fund or account that can be authorized for this purpose in accordance with the Companies Law.

Except in so far as the rights attaching to, or the terms of issue of, any share otherwise provides, (a) all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, but no amount paid up on a share in advance of calls shall be treated for this purpose as paid up on that share and (b) all dividends shall be apportioned and paid pro rata according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid.

Our directors may also pay interim dividends, whenever our financial position, in the opinion of our directors, justifies such payment.

Our directors may deduct from any dividend or bonus payable to any shareholder all sums of money (if any) presently payable by such shareholder to us on account of calls or otherwise.

No dividend or other money payable by us on or in respect of any share shall bear interest against us.

In respect of any dividend proposed to be paid or declared on our share capital, our directors may resolve and direct that (a) such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up, provided that our shareholders entitled thereto will be entitled to elect to receive such dividend (or part thereof if our directors so determine) in cash in lieu of such allotment or (b) the shareholders entitled to such dividend will be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as our directors may think fit. Our shareholders may, upon the recommendation of our directors, by ordinary resolution resolve in respect of any particular dividend that, notwithstanding the foregoing, a dividend may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right to shareholders to elect to receive such dividend in cash in lieu of such allotment.

Any dividend interest or other sum payable in cash to the holder of shares may be paid by check or warrant sent by mail addressed to the holder at his registered address, or addressed to such person and at such addresses as the holder may direct. Every check or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the register in respect of such shares, and shall be sent at his or their risk and payment of the check or warrant by the bank on which it is drawn shall constitute a good discharge to us.

All dividends unclaimed for one year after having been declared may be invested or otherwise made use of by our board of directors for the benefit of our company until claimed. Any dividend unclaimed after a period of six years from the date of declaration of such dividend shall be forfeited and reverted to us.

Whenever our directors have resolved that a dividend be paid or declared, our directors may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind, and in particular of paid up shares, debentures or warrants to subscribe for our securities or securities of any other company. Where any difficulty arises with regard to such distribution, our directors may settle it as they think expedient. In particular, our directors may issue fractional certificates, ignore fractions altogether or round the same up or down, fix the value for distribution purposes of any such specific assets, determine that cash payments shall be made to any of our shareholders upon the footing of the value so fixed in order to adjust the rights of the parties, vest any such specific assets in trustees as may seem expedient to our directors, and appoint any person to sign any requisite instruments of transfer and other documents on behalf of the persons entitled to the dividend, which appointment shall be effective and binding on our shareholders.

Untraceable Shareholders

We are entitled to sell any shares of a shareholder who is untraceable, provided that:

•	all checks or warrants in respect of dividends of such shares, not being less than three in number, for any sums payable in cash to the holder of such shares have remained un-cashed for a period of 12 years prior to the publication of the advertisement and during the three months referred to in the third bullet point below;

•	we have not during that time received any indication of the whereabouts or existence of the shareholder or person entitled to such shares by death, bankruptcy or operation of law; and

•	we, if so required by the rules of the [New York Stock Exchange][Nasdaq Global Market], have caused an advertisement to be published in newspapers in accordance with such applicable rules giving notice of our intention to sell these shares, and a period of three months (or such shorter period as permitted under the applicable rules) has elapsed since such advertisement.

The net proceeds of any such sale shall belong to us, and when we receive these net proceeds we shall become indebted to the former shareholder for an amount equal to such net proceeds.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

History of Securities Issuances

The following is a summary of our securities issuances and repurchases since our incorporation on July 13, 2011.

In connection with our incorporation in April 2011, we issued 36,000,000 ordinary shares at a par value of US$0.001 per share to Mr. Feng, our founder.

In December 2011, Mr. Feng transferred his shares in Hailiang Inc. to four holding companies then owned by Mr. Feng, namely Jet Victory International Limited, Brilliant One Development Limited, Fame Best International Limited and Gain Success Group Limited, in the British Virgin Islands. Mr. Feng transferred 62%, 28%, 5% and 5% of shares in Hailiang Inc. to Jet Victory International Limited, Brilliant One Development Limited, Fame Best International Limited and Gain Success Group Limited for considerations of US$22,300, US$10,080, US$1,800 and US$1,800, respectively.

In March 2012, Maxida International Company Limited, an independent third party, purchased 500,000 newly issued ordinary shares for US$3.0 million.

Differences in Corporate Law

The Companies Law of the Cayman Islands is modeled after that of the United Kingdom but does not follow recent United Kingdom statutory enactments. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company; and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies in the consolidated company. A merger of two or more constituent companies under Cayman Islands law requires a plan of merger or consolidation to be approved by the directors of each constituent company and (a) authorization by a special resolution of the members of each constituent company and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose a subsidiary is a company of which at least 90% of the votes cast at its general meeting are held by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain circumstances, a dissentient shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors (representing 75% by value) with whom the arrangement is to be made, and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that it may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a takeover offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholder Proposals

Cayman Islands laws do not provide shareholders with an express right to put any proposal before the annual meeting of shareholders. By contrast, in keeping with common law, Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the certificate of incorporation or bylaws, but shareholders may be precluded from calling special meetings. With respect to shareholder proposals, Cayman Islands law is essentially the same as Delaware law. The Cayman Islands Companies Law does not provide shareholders with an express right to put forth any proposal before the annual meeting of the shareholders. However, depending on what is stipulated in a company’s articles of association, shareholders in an exempted Cayman Islands company may make proposals in accordance with the relevant notice provisions. For shares that are represented by ADSs, the depositary in many cases may be the only shareholder. In such cases, only the depositary has the direct right to requisition a shareholders’ meeting. However, unless otherwise provided in the deposit agreement, the holders of the ADSs generally do not have the right to petition the depositary to requisition a shareholders’ meeting or to put forth shareholder proposals through the depositary.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or beyond the scope of its authority;

•	the act complained of, although not beyond the scope of the company’s authority, could be effected duly if authorized by more than a simple majority vote which has not been obtained; or

•	those who control the company are perpetrating a “fraud on the minority.

Corporate Governance

Cayman Islands laws do not restrict transactions with directors but a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and a director is required to exercise a duty of care, a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company also owes to the company a duty to act with skill and care. Under our second amended and restated memorandum and articles of association, subject to any separate requirement for audit committee approval under the applicable rules of the [New York Stock Exchange][Nasdaq Global Market] or unless disqualified by the chairman of the relevant board meeting, so long as a director discloses the nature of his interest in any contract or arrangement which he is interested in, such a director may vote in respect of any contract or proposed contract or arrangement in which such director is interested and may be counted in the quorum at such a meeting.

Indemnification

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Under our second amended and restated memorandum and articles of association, we may indemnify our directors, officers or any trustee acting in relation to the affairs of our company against all actions, proceedings, costs, charges, losses, damages and expenses which they may incur or sustain by reason of their acting as our directors, officers or trustee, except for any matters in respect of any fraud or dishonesty which may attach to any of the said persons.

We entered into indemnification agreements with our directors and executive officers to indemnify them to the fullest extent permitted by applicable law and our second amended and restated articles of association, from and against all costs, charges, expenses, liabilities and losses incurred in connection with any litigation, suit or proceeding to which such director is or is threatened to be made a party, witness or other participant.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the Securities and Exchange Commission, or the SEC, such indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable.

Description of American Depositary Shares

American Depositary Shares

Deutsche Bank Trust Company Americas, as depositary, will register and deliver the ADSs. Each ADS will represent ownership of [—] shares, deposited with Deutsche Bank AG, Hong Kong Branch, as custodian for the depositary. Each ADS will also represent ownership of any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 60 Wall Street, New York, NY 10005, USA. The principal executive office of the depositary is located at 60 Wall Street, New York, NY 10005, USA.

The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, or DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto.

We will not treat ADS holders as our shareholders and accordingly, you, as an ADS holder, will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the ordinary shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and the beneficial owners of ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. The laws of the State of New York govern the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of American Depositary Receipt. For directions on how to obtain copies of those documents, see “Where You Can Find Additional Information.”

Holding the ADSs

How will you hold your ADSs?

You may hold ADSs either (1) directly (a) by having an American Depositary Receipt, or ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (b) by holding ADSs in DRS, or (2) indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent as of the record date (which will be as close as practicable to the record date for our ordinary shares) set by the depositary with respect to the ADSs.

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Cash. The depositary will convert or cause to be converted any cash dividend or other cash distribution we pay on the ordinary shares or any net proceeds from the sale of any ordinary shares, rights, securities or other entitlements under the terms of the deposit agreement into U.S. dollars if it can do so on a practicable basis, and can transfer the U.S. dollars to the United States and will distribute promptly the amount thus received. If the depositary shall determine in its judgment that such conversions or transfers are not possible or lawful or if any government approval or license is needed and cannot be obtained at a reasonable cost within a reasonable period or otherwise sought, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold or cause the custodian to hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid and such funds will be held or the respective accounts of the ADS holders. It will not invest the foreign currency and it will not be liable for any interest for the respective accounts of the ADS holders.

•	Before making a distribution, any taxes or other governmental charges, together with fees and expenses of the depositary, that must be paid, will be deducted. See “Taxation.” It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

•	Shares. For any ordinary shares we distribute as a dividend or free distribution, either (1) the depositary will distribute additional ADSs representing such ordinary shares or (2) existing ADSs as of the applicable record date will represent rights and interests in the additional ordinary shares distributed, to the extent reasonably practicable and permissible under law, in either case, net of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. The depositary will only distribute whole ADSs. It will try to sell ordinary shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. The depositary may sell a portion of the distributed ordinary shares sufficient to pay its fees and expenses in connection with that distribution.

•	Elective Distributions in Cash or Shares. If we offer holders of our ordinary shares the option to receive dividends in either cash or shares, the depositary, after consultation with us and having received timely notice as described in the deposit agreement of such elective distribution by us, has discretion to determine to what extent such elective distribution will be made available to you as a holder of the ADSs. We must timely first instruct the depositary to make such elective distribution available to you and furnish it with satisfactory evidence that it is legal to do so. The depositary could decide it is not legal or reasonably practicable to make such elective distribution available to you. In such case, the depositary shall, on the basis of the same determination as is made in respect of the ordinary shares for which no election is made, distribute either cash in the same way as it does in a cash distribution, or additional ADSs representing ordinary shares in the same way as it does in a share distribution. The depositary is not obligated to make available to you a method to receive the elective dividend in shares rather than in ADSs. There can be no assurance that you will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of ordinary shares.

•	Rights to Purchase Additional Shares. If we offer holders of our ordinary shares any rights to subscribe for additional shares, the depositary shall having received timely notice as described in the deposit agreement of such distribution by us, consult with us, and we must determine whether it is lawful and reasonably practicable to make these rights available to you. We must first instruct the depositary to make such rights available to you and furnish the depositary with satisfactory evidence that it is legal to do so. If the depositary decides it is not legal or reasonably practicable to make the rights available but that it is lawful and reasonably practicable to sell the rights, the depositary will endeavor to sell the rights and in a riskless principal capacity or otherwise, at such place and upon such terms (including public or private sale) as it may deem proper distribute the net proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to you, it will establish procedures to distribute such rights and enable you to exercise the rights upon your payment of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. The Depositary shall not be obliged to make available to you a method to exercise such rights to subscribe for ordinary shares (rather than ADSs).

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

There can be no assurance that you will be given the opportunity to exercise rights on the same terms and conditions as the holders of ordinary shares or be able to exercise such rights.

•	Other Distributions. Subject to receipt of timely notice, as described in the deposit agreement, from us with the request to make any such distribution available to you, and provided the depositary has determined such distribution is lawful and reasonably practicable and feasible and in accordance with the terms of the deposit agreement, the depositary will distribute to you anything else we distribute on deposited securities by any means it may deem practicable, upon your payment of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. If any of the conditions above are not met, the depositary will endeavor to sell, or cause to be sold, what we distributed and distribute the net proceeds in the same way as it does with cash; or, if it is unable to sell such property, the depositary may dispose of such property in any way it deems reasonably practicable under the circumstances for nominal or no consideration, such that you may have no rights to or arising from such property.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if we and/or the depositary determines that it is illegal or not practicable for us or the depositary to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposit ordinary shares or evidence of rights to receive ordinary shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons entitled thereto.

Except for ordinary shares deposited by us in connection with this offering, no shares will be accepted for deposit during a period of 180 days after the date of this prospectus. The 180 day lock up period is subject to adjustment under certain circumstances as described in the section entitled “Shares Eligible for Future Sales—Lock-up Agreements.”

How do ADS holders cancel an American Depositary Share?

You may turn in your ADSs at the depositary’s corporate trust office or by providing appropriate instructions to your broker. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the ordinary shares and any other deposited securities underlying the ADSs to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, if feasible.

How do ADS holders interchange between Certificated ADSs and Uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send you a statement confirming that you are the owner of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to you an ADR evidencing those ADSs.

Voting Rights

How do you vote?

You may instruct the depositary to vote the ordinary shares or other deposited securities underlying your ADSs at any meeting at which you are entitled to vote pursuant to any applicable law, the provisions of our memorandum and articles of association, and the provisions of or governing the deposited securities. Otherwise, you could exercise your right to vote directly if you withdraw the ordinary shares. However, you may not know about the meeting sufficiently enough in advance to withdraw the ordinary shares.

If we ask for your instructions and upon timely notice from us by regular, ordinary mail delivery, or by electronic transmission, as described in the deposit agreement, the depositary will notify you of the upcoming meeting at which you are entitled to vote pursuant to any applicable law, the provisions of our memorandum and articles of association, and the provisions of or governing the deposited securities, and arrange to deliver our voting materials to you. The materials will include or reproduce (a) such notice of meeting or solicitation of consents or proxies; (b) a statement that the ADS holders at the close of business on the ADS record date will be entitled, subject to any applicable law, the provisions of our memorandum and articles of association, and the provisions of or governing the deposited securities, to instruct the depositary as to the exercise of the voting rights, if any, pertaining to the ordinary shares or other deposited securities represented by such holder’s ADSs; and (c) a brief statement as to the manner in which such instructions may be given or deemed given in accordance with the second to last sentence of this paragraph if no instruction is received, to the depositary to give a discretionary proxy to a person designated by us. Voting instructions may be given only in respect of a number of ADSs representing an integral number of ordinary shares or other deposited securities. For instructions to be valid, the depositary must receive them in writing on or before the date specified. The depositary will try, as far as practical, subject to the laws of the Cayman Islands and the provisions of our memorandum and articles of association, to vote or to have its agents vote the ordinary shares or other deposited securities (in person or by proxy) as you instruct. The depositary will only vote or attempt to vote as you instruct. If we timely requested the depositary to solicit your instructions but no instructions are received by the depositary from an owner with respect to any of the deposited securities represented by the ADSs of that owner on or before the date established by the depositary for such purpose, the depositary shall deem that owner to have instructed the depositary to give a discretionary proxy to a person designated by us with respect to such deposited securities, and the depositary shall give a discretionary proxy to a person designated by us to vote such deposited securities. However, no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter if we inform the depositary we do not wish such proxy given, substantial opposition exists or the matter materially and adversely affects the rights of holders of the ordinary shares.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the ordinary shares underlying your ADSs. In addition, there can be no assurance that ADS holders and beneficial owners generally, or any holder or beneficial owner in particular, will be given the opportunity to vote or cause the custodian to vote on the same terms and conditions as the holders of our ordinary shares.

The depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and you may have no recourse if the ordinary shares underlying your ADSs are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we will give the depositary notice of any such meeting and details concerning the matters to be voted at least 30 business days in advance of the meeting date.

Compliance with Regulations

Information Requests

Each ADS holder and beneficial owner shall (a) provide such information as we or the depositary may request pursuant to law, including, without limitation, relevant Cayman Islands law, any applicable law of the United States of America, our memorandum and articles of association, any resolutions of our Board of Directors adopted pursuant to such memorandum and articles of association, the requirements of any markets or exchanges upon which the ordinary shares, ADSs or ADRs are listed or traded, or to any requirements of any electronic book-entry system by which the ADSs or ADRs may be transferred, regarding the capacity in which they own or owned ADRs, the identity of any other persons then or previously interested in such ADRs and the nature of such interest, and any other applicable matters, and (b) be bound by and subject to applicable provisions of the laws of the Cayman Islands, our memorandum and articles of association, and the requirements of any markets or exchanges upon which the ADSs, ADRs or ordinary shares are listed or traded, or pursuant to any requirements of any electronic book-entry system by which the ADSs, ADRs or ordinary shares may be transferred, to the same extent as if such ADS holder or beneficial owner held ordinary shares directly, in each case irrespective of whether or not they are ADS holders or beneficial owners at the time such request is made.

Disclosure of Interests

Each ADS holder and beneficial owner shall comply with our requests pursuant to Cayman Islands law, the rules and requirements of the New York Stock Exchange and any other stock exchange on which the ordinary shares are, or will be, registered, traded or listed or our memorandum and articles of association, which requests are made to provide information, inter alia, as to the capacity in which such ADS holder or beneficial owner owns ADSs and regarding the identity of any other person interested in such ADSs and the nature of such interest and various other matters, whether or not they are ADS holders or beneficial owners at the time of such requests.

Fees and Expenses

As an ADS holder, you will be required to pay the following service fees to the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs):

Service	Fees

•    To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (expect where converted to cash)

Up to US$0.05 per ADS issued

• Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled

• Distribution of cash dividends	Up to US$0.05 per ADS held

• Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held

• Distribution of ADSs pursuant to exercise of rights	Up to US$0.05 per ADS held

• Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

As an ADS holder, you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) such as:

•	Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares).

•	Expenses incurred for converting foreign currency into U.S. dollars.

•	Expenses for cable, telex and fax transmissions and for delivery of securities.

•	Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when ordinary shares are deposited or withdrawn from deposit).

•	Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

•	Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to ordinary shares, deposited securities, ADSs and ADRs.

•	Any applicable fees and penalties thereon.

The depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., share dividends, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

The depositary has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Further, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of ADSs. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of service fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the program are not known at this time.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable, or which become payable, on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register or transfer your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any net proceeds, or send to you any property, remaining after it has paid the taxes. You agree to indemnify us, the depositary, the custodian and each of our and their respective agents, directors, employees and affiliates for, and hold each of them harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any tax benefit obtained for you. Your obligations under this paragraph shall survive any transfer of ADRs, any surrender of ADRs and withdrawal of deposited securities or the termination of the deposit agreement.

Reclassifications, Recapitalizations and Mergers

If we:	Then:
Change the nominal or par value of our ordinary shares	The cash, shares or other securities received by the depositary will become deposited securities.

Reclassify, split up or consolidate any of the deposited securities	Each ADS will automatically represent its equal share of the new deposited securities.

Distribute securities on the ordinary shares that are not distributed to you, or Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action	The depositary may distribute some or all of the cash, shares or other securities it received. It may also deliver new ADSs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the form of ADR without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, including expenses incurred in connection with foreign exchange control regulations and other charges specifically payable by ADS holders under the deposit agreement, or materially prejudices a substantial existing right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement if we ask it to do so, in which case the depositary will give notice to you at least 90 days prior to termination. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign and we have not appointed a new depositary within 90 days. In such case, the depositary must notify you at least 30 days before termination.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property and deliver ordinary shares and other deposited securities upon cancellation of ADSs after payment of any fees, charges, taxes or other governmental charges. Six months or more after the date of termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest.

After such sale, the depositary’s only obligations will be to account for the money and other cash. After termination, we shall be discharged from all obligations under the deposit agreement except for our obligations to the depositary thereunder.

Books of Depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the Company, the ADRs and the deposit agreement.

The depositary will maintain facilities in the Borough of Manhattan, The City of New York to record and process the issuance, cancellation, combination, split-up and transfer of ADRs.

These facilities may be closed at any time or from time to time when such action is deemed necessary or advisable by the depositary in connection with the performance of its duties under the deposit agreement or at our reasonable written request.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary and the Custodian; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary and the custodian. It also limits our liability and the liability of the depositary. The depositary and the custodian:

•	are only obligated to take the actions specifically set forth in the deposit agreement without gross negligence or willful misconduct;

•	are not liable if any of us or our respective controlling persons or agents are prevented or forbidden from, or subjected to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement and any ADR, by reason of any provision of any present or future law or regulation of the United States or any state thereof, the Cayman Islands or any other country, or of any other governmental authority or regulatory authority or stock exchange, or on account of the possible criminal or civil penalties or restraint, or by reason of any provision, present or future, of our memorandum and articles of association or any provision of or governing any deposited securities, or by reason of any act of God or war or other circumstances beyond its control (including, without limitation, nationalization, expropriation, currency restrictions, work stoppage, strikes, civil unrest, revolutions, rebellions, explosions and computer failure);

•	are not liable by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our memorandum and articles of association or provisions of or governing deposited securities;

•	are not liable for any action or inaction of the depositary, the custodian or us or their or our respective controlling persons or agents in reliance upon the advice of or information from legal counsel, any person presenting ordinary shares for deposit or any other person believed by it in good faith to be competent to give such advice or information;

•	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement;

•	are not liable for any indirect, special, consequential or punitive damages for any breach of the terms of the deposit agreement, or otherwise;

•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party;

•	disclaim any liability for any action or inaction or inaction of any of us or our respective controlling persons or agents in reliance upon the advice of or information from legal counsel, accountants, any person presenting ordinary shares for deposit, holders and beneficial owners (or authorized representatives) of ADSs, or any person believed in good faith to be competent to give such advice or information; and

•	disclaim any liability for inability of any holder to benefit from any distribution, offering, right or other benefit made available to holders of deposited securities but not made available to holders of ADS.

The depositary and any of its agents also disclaim any liability (i) for any failure to carry out any instructions to vote, the manner in which any vote is cast or the effect of any vote or failure to determine that any distribution or action may be lawful or reasonably practicable or for allowing any rights to lapse in accordance with the provisions of the deposit agreement, (ii) the failure or timeliness of any notice from us, the content of any information submitted to it by us for distribution to you or for any inaccuracy of any translation thereof, (iii) any investment risk associated with the acquisition of an interest in the deposited securities, the validity or worth of the deposited securities, the credit-worthiness of any third party, (iv) for any tax consequences that may result from ownership of ADSs, ordinary shares or deposited securities, or (vi) for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the depositary or in connection with any matter arising wholly after the removal or resignation of the depositary, provided that in connection with the issue out of which such potential liability arises the depositary performed its obligations without gross negligence or willful misconduct while it acted as depositary.

In addition, the deposit agreement provides that each party to the deposit agreement (including each holder, beneficial owner and holder of interests in the ADRs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any lawsuit or proceeding against the depositary or our company related to our shares, the ADSs or the deposit agreement.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will issue, deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of ordinary shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities and payment of the applicable fees, expenses and charges of the depositary;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with (A) any laws or governmental regulations relating to the execution and delivery of ADRs or ADSs or to the withdrawal or delivery of deposited securities and (B) regulations it may establish, from time to time, consistent with the deposit agreement and applicable laws, including presentation of transfer documents.

The depositary may refuse to issue and deliver ADSs or register transfers of ADSs generally when the register of the depositary or our transfer books are closed or at any time if the depositary or we determine that it is necessary or advisable to do so.

Your Right to Receive the Shares Underlying Your ADSs

You have the right to cancel your ADSs and withdraw the underlying ordinary shares at any time except:

•	when temporary delays arise because: (1) the depositary has closed its transfer books or we have closed our transfer books; (2) the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting; or (3) we are paying a dividend on our ordinary shares;

•	when you owe money to pay fees, taxes and similar charges;

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities, or

•	other circumstances specifically contemplated by Section I.A.(l) of the General Instructions to Form F-6 (as such General Instructions may be amended from time to time); or

•	for any other reason if the depositary or we determine, in good faith, that it is necessary or advisable to prohibit withdrawals.

The depositary shall not knowingly accept for deposit under the deposit agreement any ordinary shares or other deposited securities required to be registered under the provisions of the Securities Act, unless a registration statement is in effect as to such ordinary shares.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying ordinary shares. This is called a pre-release of the ADSs. The depositary may also deliver ordinary shares upon cancellation of pre-released ADSs (even if the ADSs are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying ordinary shares are delivered to the depositary. The depositary may receive ADSs instead of ordinary shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer (a) owns the ordinary shares or ADSs to be deposited, (b) assigns all beneficial rights, title and interest in such ordinary shares or ADSs to the depositary for the benefit of the owners, (c) will not take any action with respect to such ordinary shares or ADSs that is inconsistent with the transfer of beneficial ownership, (d) indicates the depositary as owner of such ordinary shares or ADSs in its records, (e) unconditionally guarantees to deliver such ordinary shares or ADSs to the depositary or the custodian, as the case may be, and (f) agrees to any additional restrictions or requirements that the depositary deems appropriate; (2) the pre-release is fully collateralized with cash, United States government securities or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. Each pre-release is subject to further indemnities and credit regulations as the depositary considers appropriate. In addition, the depositary will normally limit the number of ADSs that may be outstanding at any time as a result of pre-release to 30% of the aggregate number of ADSs then outstanding, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of an ADS holder, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register such transfer.

Shares Eligible for Future Sale

Upon completion of this offering, we will have outstanding ADSs representing approximately         % of our ordinary shares in issue. All of the ADSs sold in this offering and the ordinary shares they represent will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales or perceived sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and while application has been made for the ADSs to be listed on the [New York Stock Exchange][Nasdaq Global Market], a regular trading market for our ADSs may not develop. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-up Agreements

We have agreed that we will not offer, sell, contract to sell, pledge, grant any option, right or warrant to purchase, sell any option or contract to purchase, purchase any option or contract to sell, lend, make any short sale or otherwise transfer or dispose of (including entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequence of ownership interests), directly or indirectly, any of our ADSs or ordinary shares or any securities that are convertible into or exchangeable for, or that represent the right to receive, our ADSs or ordinary shares or any substantially similar securities, without the prior written consent of the underwriter for a period ending 180 days after the date of this prospectus, except issuances pursuant to the exercise of employee share options outstanding on the date hereof and certain other exceptions.

Each of our directors, executive officers and existing shareholders has agreed, subject to some exceptions, not to transfer or dispose of, directly or indirectly, any of our ordinary shares, in the form of ADSs or otherwise, or any securities convertible into or exchangeable or exercisable for our ordinary shares, in the form of ADSs or otherwise, for a period of 180 days after the date this prospectus becomes effective. After the expiration of the 180-day period, the ordinary shares or ADSs held by our directors, executive officers or our existing shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

The 180-day restricted period is subject to adjustment under certain circumstances. If (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless, with respect to the restricted period applicable to us, our directors and executive officers and existing shareholders, such extension is waived by the underwriter.

Rule 144

All of our ordinary shares outstanding prior to this offering are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for more than six months would be entitled to sell an unlimited number of those shares, subject only to the availability of current public information about us. A non-affiliate who has beneficially owned restricted securities for at least one year from the later of the date these shares were acquired from us or from our affiliate would be entitled to freely sell those shares.

A person who is deemed to be an affiliate of ours and who has beneficially owned “restricted securities” for at least six months would be entitled to sell, within any three-month period, a number of shares that is not more than the greater of:

•	1% of the number of ordinary shares then outstanding, in the form of ADSs or otherwise, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of the ADSs representing our ordinary shares on the [New York Stock Exchange][Nasdaq Global Market] during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. In addition, in each case, these shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Taxation

The following discussion of the material Cayman Islands, PRC and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws, or tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Conyers Dill & Pearman (Cayman) Limited, our Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax laws, it represents the opinion of AllBright Law Offices, our PRC counsel. Based on the facts and subject to the limitations set forth herein, the statements of law or legal conclusions under the caption “—United States Federal Income Taxation” constitute the opinion of Kirkland & Ellis LLP, our United States counsel, as to the material United States federal income tax consequences to United States Holders (as defined below) of an investment in the ADSs or the ordinary shares to which such ADSs relate.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not a party to any double tax treaties that are applicable to any payments made to or by our group. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

Hailiang Inc. is a holding company incorporated in the Cayman Islands and its income depends primarily on dividends from our PRC subsidiary. The EIT Law and its implementation rules provide that an income tax rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprise shareholders unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions. Under the Double Tax Avoidance Arrangement, dividends paid by a foreign-invested enterprise in the PRC to its direct holding company, which is considered a Hong Kong tax resident and is determined by the PRC tax authority to have satisfied relevant requirements under the Double Tax Avoidance Arrangement between China and Hong Kong and other applicable PRC laws, will be subject to withholding tax at the rate of 5%. Entitlement to a lower tax rate on dividends according to tax treaties or arrangements between the PRC central government and governments of other countries or regions is subject to approval of the relevant tax authority. Furthermore, the State Administration of Taxation promulgated Circular 601 in October 2009, which provides guidance for determining whether a resident of a contracting state is the “beneficial owner” of an item of income under China’s tax treaties and tax arrangements. Under Circular 601, a beneficial owner generally must be engaged in substantive business activities. An agent or conduit company will not be regarded as a beneficial owner and, therefore, will not qualify for tax benefits under the treaties or arrangements. The conduit company normally refers to a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits. See “Risk Factors—Risk Relating to Doing Business in China—Our subsidiaries and affiliated entities in China are subject to restrictions on making dividends and other payments to us.”

Under the New EIT Law, enterprises established under the laws of jurisdictions outside China with their “de facto management body” located within China may be considered to be PRC tax resident enterprises for tax purposes and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The New EIT Law Implementation Regulations define the term “de facto management body” as a management body that exercises full or substantial control and management authority over the production, operation, personnel, accounts and properties of an enterprise. The State Administration of Taxation issued the Notice Regarding the

Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore incorporated enterprise is located in China, which include all of the following conditions: (i) the senior management and core management departments in charge of daily operations are located mainly within the PRC, (ii) financial and human resources decision are subject to determination or approval by persons or bodies in the PRC, (iii) major assets, accounting books, company seals and minutes and files of board and shareholders’ meeting are located or kept within the PRC, and (iv) at least half of the enterprise’s directors with voting rights or senior management reside within the PRC. Although Circular 82 explicitly provides that the above standards apply to enterprises which are registered outside the PRC and funded by PRC enterprises or PRC enterprise groups as controlling investors, the determining criteria set forth in Circular 82 may reflect the general position of the State Administration of Taxation on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or PRC enterprise groups or by PRC or foreign individuals. We currently do not believe that we or our Hong Kong subsidiary meet all of the conditions above thus we do not believe that we are, or our Hong Kong subsidiary is, a PRC resident enterprise but there can be no assurance in this regard. If we and/or our Hong Kong subsidiary were considered to be a PRC tax resident enterprise, we and/or our Hong Kong subsidiary would be subject to a PRC enterprise income tax on our and/or its worldwide income at a tax rate of 25% and to certain reporting obligations. See “Risk Factors—Risk Relating to Doing Business in China—Under the New EIT Law, we may be classified as a “resident enterprise” of China. Such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

The implementation rules of the New EIT Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC, or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or capital gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the New EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Any dividends we pay to our overseas shareholders or ADS holders as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs may be regarded as China-sourced income, if we are considered a PRC tax resident enterprise for tax purposes, and as a result, such dividends and capital gains paid to overseas shareholders or ADS holders that are non-PRC resident enterprises may become subject to PRC income tax at a rate of up to 10.0%, unless otherwise exempted or reduced under relevant tax treaties or arrangements between the PRC and relevant foreign jurisdictions. Under the PRC Individual Income Tax Law promulgated on September 10, 1980, as amended in 1993, 1999, 2005, 2007 and 2011 and its implementation rules, dividends from sources within the PRC paid to foreign individual investors who are not residents of the PRC are ordinarily subject to a PRC withholding tax at a rate of 20% and PRC source gains realized by such investors on the transfer of ADSs or shares would be subject to 20% PRC income tax, in each case, subject to any reduction or exemption set forth in applicable tax treaties and PRC laws. See “Risk Factors—Risk Relating to Doing Business in China—Under the New EIT Law, we may be classified as a “resident enterprise” of China. Such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under PRC laws, payers of the PRC sourced income to non-PRC-resident enterprises are generally obligated to withhold PRC income taxes from the payment. In the event of failure to withhold, the non-PRC-resident enterprises are required to pay such taxes on their own. Failure to comply with the tax payment obligations by the non-PRC-resident enterprises will result in penalties, including full payment of taxes owed, fines, and default interest on those taxes.

United States Federal Income Taxation

The following discussion describes the material United States federal income tax consequences to a United States Holder (as defined below), under current law, of an investment in our ADSs or ordinary shares. This discussion is based on the federal income tax laws of the United States as of the date of this prospectus, including the United States Internal Revenue Code of 1986, as amended, or the Code, existing and proposed Treasury regulations promulgated thereunder, judicial authority, published administrative positions of the IRS and other applicable authorities, all as of the date of this prospectus. All of the foregoing authorities are subject to change, which change could apply retroactively and could significantly affect the tax consequences described below. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following discussion and there can be no assurance that the IRS or a court will agree with our statements and conclusions. This summary does not discuss the so-called Medicare tax on net investment income, any federal non-income tax laws, including the federal estate or gift tax laws, or the laws of any state, local or non-United States taxing jurisdiction.

This discussion applies only to a United States Holder that holds ADSs or ordinary shares as capital assets for United States federal income tax purposes (generally, property held for investment). The discussion neither addresses the tax consequences to any particular investor nor describes all of the tax consequences applicable to persons in special tax situations, such as:

•	banks;

•	certain financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	brokers or dealers in stocks and securities, or currencies;

•	persons who are required to use a mark-to-market method of accounting;

•	certain former citizens or residents of the United States subject to Section 877 of the Code;

•	entities subject to the United States anti-inversion rules;

•	tax-exempt organizations and entities;

•	persons subject to the alternative minimum tax provisions of the Code;

•	persons whose functional currency is other than the United States dollar;

•	persons holding ADSs or ordinary shares as part of a straddle, hedging, conversion or integrated transaction;

•	persons holding ADSs or ordinary shares through a bank, financial institution or other entity, or a branch thereof, located, organized or resident outside the United States;

•	persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock;

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation; or

•	partnerships or other pass-through entities, or persons holding ADSs or ordinary shares through such entities.

If a partnership (including an entity or arrangement treated as a partnership for United States federal income tax purposes) holds our ADSs or ordinary shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership holding our ADSs or ordinary shares should consult its own tax advisors regarding the tax consequences of holding our ADSs or ordinary shares.

The following discussion is for informational purposes only and is not a substitute for careful tax planning and advice. Investors considering the purchase of ADSs or ordinary shares should consult their own tax advisors with respect to the application of the United States federal income tax laws to their particular situations, as well as any tax consequences arising under the Medicare tax on net investment income, any federal non-income tax laws, including the federal estate or gift tax laws, or the laws of any state, local or non-United States taxing jurisdiction and under any applicable tax treaty.

For purposes of the discussion below, a “United States Holder” is a beneficial owner of our ADSs or ordinary shares that is, for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more United States persons have the authority to control all of its substantial decisions or (ii) in the case of a trust that was treated as a domestic trust under the law in effect before 1997, a valid election is in place under applicable Treasury regulations to treat such trust as a domestic trust.

The discussion below assumes that the representations contained in the deposit agreement and any related agreement are true and that the obligations in such agreements will be complied with in accordance with their terms.

ADSs

If you own our ADSs, then you should be treated as the owner of the underlying ordinary shares represented by those ADSs for United States federal income tax purposes. Accordingly, deposits or withdrawals of ordinary shares for ADSs should not be subject to United States federal income tax.

The United States Treasury Department and the IRS have expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying security (for example, a pre-release of ADSs to persons that do not have beneficial ownership of the securities underlying the ADSs). Such actions may be inconsistent with the claiming of the reduced rate of tax applicable to certain dividends received by non-corporate United States Holders of ADSs, including individual United States Holders, and the claiming of foreign tax credits by United States Holders of ADSs. Accordingly, among other things, the availability of foreign tax credits or the reduced tax rate for dividends received by non-corporate United States Holders, each discussed below, could be affected by actions taken by intermediaries in the chain of ownership between the holder of an ADS and our company, if as a result of such actions, the holders of ADSs are not properly treated as beneficial owners of ordinary shares.

Passive Foreign Investment Company

At this point in time, we are unable to determine whether the Company will be a passive investment foreign investment company for U.S. federal income tax purposes, or a PFIC, for our taxable year ending on June 30, 2015. The determination of PFIC status is based on an annual determination that cannot be made until the close of a taxable year, involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. Currently, the Company has a significant amount of cash, which is a passive asset, and consequently the determination of the Company’s PFIC status for its current taxable year ending on June 30,

2015 will depend primarily on the rate at which the Company uses its cash (including cash raised in this offering) and other liquid assets to acquire non-passive assets during the remainder of the current taxable year. Accordingly, we cannot confirm that we will be treated as a PFIC for our current taxable year or for any future taxable year or that the IRS will not take a contrary position. Kirkland & Ellis LLP, our United States tax counsel, therefore expresses no opinion with respect to our PFIC status for any taxable year or our beliefs or expectations relating to such status set forth in this discussion.

A non-United States corporation such as ourselves will be treated as a PFIC for United States federal income tax purposes for any taxable year if, applying applicable look-through rules, either:

•	at least 75% of its gross income for such year is passive income; or

•	at least 50% of the value of its assets (determined based on a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than certain royalties and rents derived in the active conduct of a trade or business and not derived from a related person).

We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% by value of the stock. Although the law in this regard is unclear, we are treating Hailiang Investment and its subsidiaries as being owned by us for United States federal income tax purposes, not only because we control their management decisions, but also because we are entitled to substantially all of the economic benefits associated with these entities, and as a result, we will consolidate these entities’ operating results in our consolidated IFRS financial statements.

The determination of whether we are or will become a PFIC for any taxable year may depend in part upon the value of our goodwill and other unbooked intangibles not reflected on our balance sheet (which may be determined based upon the market value of our ADSs or ordinary shares from time to time).

If we are a PFIC for any taxable year (which we are currently unable to determine) during which you hold ADSs or ordinary shares, we will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ADSs or ordinary shares, unless we were to cease to be a PFIC and you make a “deemed sale” election with respect to the ADSs or ordinary shares, as applicable. If such election is made, you will be deemed to have sold the ADSs or ordinary shares you hold at their fair market value determined on the last day of the last taxable year during which we were a PFIC and any gain from such deemed sale would be subject to the rules described in the following two paragraphs. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, your ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC and, as a result, you will not be subject to the rules described below with respect to any “excess distribution” you receive from us or any gain from an actual sale or other disposition of the ADSs or ordinary shares. You are strongly urged to consult your tax advisors as to the possibility and consequences of making a deemed sale election if we are and then cease to be a PFIC and such an election becomes available to you.

If we are a PFIC for any taxable year (which we are currently unable to determine) during which you hold ADSs or ordinary shares, then, unless you make a “mark-to-market’’ election (as discussed below), you generally will be subject to special and adverse tax rules with respect to any ‘‘excess distribution’’ that you receive from us and any gain that you recognize from a sale or other disposition, including a pledge, of the ADSs or ordinary shares. For this purpose, distributions that you receive in a taxable year that are greater than 125% of the average annual distributions that you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these rules:

•	the excess distribution or recognized gain will be allocated ratably over your holding period for the ADSs or ordinary shares, as applicable;

•	the amount of the excess distribution or recognized gain allocated to the current taxable year, and to any taxable years in your holding period prior to the first taxable year in which we were treated as a PFIC, will be treated as ordinary income; and

•	the amount of the excess distribution or recognized gain allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the resulting tax will be subject to the interest charge generally applicable to underpayments of tax.

The tax liability for amounts allocated to years prior to the year of disposition or excess distribution cannot be offset by any net operating losses for such years, and gains (but not losses) from a sale or other disposition of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.

If we are a PFIC for any taxable year (which we are currently unable to determine) during which a United States Holder holds our ADSs or ordinary shares and any of our non-United States subsidiaries (including any entities treated as being owned by us for United States federal income tax purposes, such as Hailiang Investment and its subsidiaries) is also a PFIC, such United States Holder would be treated as owning a proportionate amount (by value) of the shares of each such non-United States subsidiary classified as a PFIC (each such subsidiary, a lower tier PFIC) for purposes of the application of these rules. At this point in time, we are also unable to determine whether the Company’s subsidiaries will be PFICs for our taxable year ending on June 30, 2015. United States Holders should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

If we are a PFIC for any taxable year (which we are currently unable to determine) during which you hold ADSs or ordinary shares, then in lieu of being subject to the tax and interest-charge rules discussed above, you may make an election to include gain on our ADSs or ordinary shares as ordinary income under a mark-to-market method, provided that our ADSs or ordinary shares constitute “marketable stock.” Marketable stock is stock that is regularly traded on a qualified exchange or other market, as defined in applicable Treasury regulations. We expect that our ADSs, but not our ordinary shares, will be listed on the [New York Stock Exchange][Nasdaq Global Market], which is a qualified exchange or other market for these purposes. Consequently, if the ADSs are listed on the [New York Stock Exchange][Nasdaq Global Market] and are regularly traded, and you are a holder of ADSs, we expect that the mark-to-market election would be available to you, but no assurances are given in this regard.

Because a mark-to-market election cannot be made for any lower-tier PFICs, a United States Holder may continue to be subject to the PFIC rules with respect to such United States Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

In certain circumstances, a United States Holder of shares in a PFIC may avoid the adverse tax and interest charge regime described above by making a “qualified electing fund” election to include in income its share of the corporation’s income on a current basis. However, you may make a qualified electing fund election with respect to your ADSs or ordinary shares only if we agree to furnish you annually with a PFIC annual information statement as specified in the applicable Treasury regulations. We currently do not intend to prepare or provide the information that would enable you to make a qualified electing fund election.

A United States Holder that holds our ADSs or ordinary shares in any year in which we are classified as a PFIC (which we are currently unable to determine) will be required to file an annual report containing such information as the United States Treasury Department may require.

You should consult your own tax advisor regarding the application of the PFIC rules to your investment in our ADSs or ordinary shares and the availability, application and consequences of the elections discussed above.

Dividends and Other Distributions on the ADSs or Ordinary Shares if we are not a PFIC

Subject to the passive foreign investment company rules discussed above, the gross amount of any distribution that we make to you with respect to our ADSs or ordinary shares (including any amounts withheld to reflect PRC or other foreign withholding taxes, if any) will be taxable as a dividend, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles.

Such income (including any withheld taxes) will be includable in your gross income on the day actually or constructively received by you, if you own the ordinary shares, or by the depositary, if you own ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be reported as a “dividend” for United States federal income tax purposes. Such dividends will not be eligible for the dividends-received deduction allowed to qualifying corporations under the Code.

If we are not a PFIC, dividends we distribute to a non-corporate United States Holder may qualify for the lower rates of tax applicable to “qualified dividend income,” if we are paid by a “qualified foreign corporation” and other conditions discussed below are met. A non-United States corporation is treated as a qualified foreign corporation (i) with respect to dividends paid by that corporation on shares (or American depositary shares backed by such shares) that are readily tradable on an established securities market in the United States or (ii) if such non-United States corporation is eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program. However, a non-United States corporation will not be treated as a qualified foreign corporation if it is a PFIC in the taxable year in which the dividend is paid or the preceding taxable year.

Under a published IRS Notice, common or ordinary shares, or ADSs representing such shares, are considered to be readily tradable on an established securities market in the United States if they are listed on the [New York Stock Exchange][Nasdaq Global Market], as our ADSs (but not our ordinary shares) are expected to be. Based on existing guidance, it is unclear whether the ordinary shares will be considered to be readily tradable on an established securities market in the United States, because only the ADSs, and not the underlying ordinary shares, will be listed on a securities market in the United States. We believe, but we cannot assure you, that dividends we pay on the ordinary shares that are represented by ADSs, but not on the ordinary shares that are not so represented, will, subject to applicable limitations, be eligible for the reduced rates of taxation if we are not a PFIC. In addition, if we are treated as a PRC resident enterprise under the PRC tax law (see “Taxation—People’s Republic of China Taxation”), then we may be eligible for the benefits of the income tax treaty between the United States and the PRC. If we are eligible for such benefits, then dividends that we pay on our ordinary shares, regardless of whether such shares are represented by ADSs, would, subject to applicable limitations, be eligible for the reduced rates of taxation, if we are not a PFIC.

Even if dividends would be treated as paid by a qualified foreign corporation and we are not a PFIC, non-corporate United States Holders will not be eligible for reduced rates of taxation if they do not hold our ADSs or ordinary shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date or if such United States Holders elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code. In addition, the rate reduction will not apply to dividends of a qualified foreign corporation if the non-corporate United States Holder receiving the dividend is obligated to make related payments with respect to positions in substantially similar or related property.

You should consult your own tax advisors regarding the availability of the lower tax rates applicable to qualified dividend income for any dividends that we pay with respect to the ADSs or ordinary shares, as well as the effect of any change in applicable law after the date of this prospectus.

PRC or other foreign withholding taxes, if any, imposed on dividends paid to you with respect to ADSs or ordinary shares generally will be treated as foreign taxes eligible for credit against your United States federal income tax liability, subject to the various limitations and disallowance rules that apply to foreign tax credits generally. For purposes of calculating the foreign tax credit, dividends paid to you with respect to the ADSs or ordinary shares will be treated as income from sources outside the United States and generally will constitute passive category income. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances.

Disposition of the ADSs or Ordinary Shares if we are not a PFIC

You will recognize gain or loss on a sale or exchange of ADSs or ordinary shares in an amount equal to the difference between the amount realized on the sale or exchange and your tax basis in the ADSs or ordinary shares. Subject to the discussion under “—Passive Foreign Investment Company” above, such gain or loss generally will be capital gain or loss if we are not a PFIC. Capital gains of a non-corporate United States Holder, including an individual, that has held the ADS or ordinary share for more than one year currently are eligible for reduced tax rates. The deductibility of capital losses is subject to limitations.

Any gain or loss that you recognize on a disposition of our ADSs or ordinary shares generally will be treated as United States-source income or loss for foreign tax credit limitation purposes. However, if we are treated as a PRC resident enterprise for PRC tax purposes subject to PRC taxation as a resident for treaty purposes and PRC tax is imposed on gain from the disposition of ADSs or ordinary shares (see “Taxation—People’s Republic of China Taxation”), then a United States Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC-source income for foreign tax credit purposes.

If such an election is made, the gain so treated will be treated as a separate class or “basket” of income for purposes of the foreign tax credit under Section 865(h) of the Code. You should consult your tax advisors regarding the proper treatment of gain or loss, as well as the availability of a foreign tax credit, in your particular circumstances.

Information Reporting and Backup Withholding

Information reporting to the IRS and backup withholding (currently at a rate of 28%) generally will apply to dividends in respect of our ADSs or ordinary shares and the proceeds from the sale or exchange of our ADSs or ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you furnish a correct taxpayer identification number and make any other required certification, generally on IRS Form W-9 or you otherwise establish an exemption from information reporting and backup withholding.

Backup withholding is not an additional tax. Amounts withheld as backup withholding generally are allowed as a credit against your United States federal income tax liability, and you may be entitled to obtain a refund of any excess amounts withheld under the backup withholding rules if you file an appropriate claim for refund with the IRS and furnish any required information in a timely manner. United States Holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules.

Information on Foreign Financial Assets

Under legislation enacted in 2010, United States Holders who are individuals generally will be required to report our name, address and such information relating to an interest in the ADSs or ordinary shares as is necessary to identify the class or issue of which your ADSs or ordinary shares are a part. These requirements are subject to exceptions, including an exception for ADSs or ordinary shares held in accounts maintained by certain financial institutions and an exception applicable if the aggregate value of all ‘‘specified foreign financial assets’’ (as defined in the Code) does not exceed certain specified thresholds. United States Holders should consult their tax advisors regarding the application of these information reporting rules.

Underwriting

We are offering the ADSs described in this prospectus through Network 1 Financial Securities, Inc. Network 1 Financial Securities, Inc. is acting as the bookrunner and the underwriter for the offering. Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, The underwriter has agreed to purchase, and we have agreed to sell to it,                      ADSs.

The underwriter is offering the ADSs subject to its acceptance of the ADSs from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriter to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by its counsel and to certain other conditions, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and the independent accountants. The underwriter is obligated to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken. The underwriter is not required, however, to take or pay for the ADSs covered by the underwriter’s option to purchase additional ADSs described below.

The underwriting agreement provides that the obligation of the underwriter to offer and sell the ADSs, on a “best efforts” basis, is subject to certain conditions precedent, including but not limited to (1) listing on the NYSE or Nasdaq, (2) delivery of legal opinions and (3) delivery of auditor comfort letters. The underwriter is under no obligation to purchase any ADSs for its own account. As a best efforts offering, there can be no assurance that the offering contemplated hereby will ultimately be consummated. The underwriter may, but is not obligated to, retain other selected dealers that are qualified to offer and sell the shares and that are members of the Financial Industry Regulatory Authority, Inc.

The underwriter proposes to offer the ADSs directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of US$            per ADS. Any such dealers may resell ADSs to certain other brokers or dealers at a discount of up to US$            per ADS from the initial public offering price. After the initial public offering of the ADSs, the offering price and other selling terms may be changed by the underwriter. The underwriter has advised us that its does not intend to confirm discretionary sales in excess of         % of the ADSs offered in this offering.

The underwriter has an option to purchase from us up to additional ADSs to cover sales of ADSs by the underwriter which exceed the number of ADSs specified above. The underwriter has 45 days from the date of this prospectus to exercise this option to purchase additional ADSs. If any ADSs are purchased with this option, the underwriter will purchase the ADSs in approximately the same proportion as shown in the table above. If any additional ADSs are purchased, the underwriter will offer the additional ADSs on the same terms as those on which the ADSs are being offered.

In connection with the offer and sale of the ADSs by the underwriter, we will pay the underwriter an amount equal to             % of the gross proceeds received by us in connection with the sale of the shares of ADSs, which will be deemed underwriting commissions. In addition, we have agreed to reimburse the underwriter for non-accountable expense allowance up to an amount equal to $             in total.

The table below shows the per ADS and total underwriting discounts and commissions that we will pay to the underwriter. These amounts are shown assuming both no exercise and full exercise of the underwriter’s option to purchase additional ADSs.

Underwriting Discounts and Commissions	No Exercise	Full Exercise
Per ADS	US$	US$
Total by us	US$	US$

Our ADSs have been approved for listing on the [New York Stock Exchange][Nasdaq Global Market] under the symbol “                     .”

We have agreed that, subject to certain restrictions, we will not without the prior written consent of the representatives, during the period ending 180 days after the date of this prospectus (the “restricted period”):

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs; or

•	file any registration statement with the SEC relating to the offering of any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs (other than a registration statement on Form S-8);

whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs or such other securities, in cash or otherwise.

Each of our directors, executive officers and existing shareholders has agreed that, subject to certain exceptions, such director, executive officer or shareholder will not, without the prior written consent of the underwriter, during the restricted period:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs; or

•	make any demand for or exercise any right with respect to, the registration of any ordinary shares, ADSs or any security convertible into or exercisable or exchangeable for ordinary shares or ADSs;

whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs or such other securities, in cash or otherwise.

In connection with this offering, the underwriter may engage in stabilizing transactions, which involves making bids for, purchasing and selling ADSs in the open market for the purpose of preventing or retarding a decline in the market price of the ADSs while this offering is in progress. These stabilizing transactions may include making short sales of the ADSs, which involves the sale by the underwriter of a greater number of ADSs than it is required to purchase in this offering, and purchasing ADSs on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriter’s option to purchase additional ADSs referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriter may close out any covered short position either by exercising its option to purchase additional ADSs, in whole or in part, or by purchasing ADSs in the open market. In making this determination, the underwriter will consider, among other things, the price of ADSs available for purchase in the open market compared to the price at which the underwriter may purchase ADSs through its option to purchase additional ADSs. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the ADSs in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriter creates a naked short position, its will purchase ADSs in the open market to cover the position.

The underwriter has advised us that, pursuant to Regulation M of the Securities Act of 1933, it may also engage in other activities that stabilize, maintain or otherwise affect the price of the ADSs, including the imposition of penalty bids.

These activities may have the effect of raising or maintaining the market price of the ADSs or preventing or retarding a decline in the market price of the ADSs, and, as a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. If the underwriter commences these activities, these activities may be discontinued at any time. The underwriter may carry out these transactions on the [New York Stock Exchange] [Nasdaq Global Market] or otherwise.

Prior to this offering, there has been no public market for the ADSs. The initial public offering price will be determined by negotiations between us and the underwriter. In determining the initial public offering price, we and the underwriter expects to consider a number of factors, including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded securities of generally comparable companies; and

•	other factors deemed relevant by the underwriter and us.

The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. Neither we nor the underwriter can assure investors that an active trading market will develop for our ordinary shares, or that the shares will trade in the public market at or above the initial public offering price.

We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments that the underwriter may be required to make for these liabilities.

At our request, the underwriter has reserved for sale, at the initial public offering price, up to                      ADSs offered by this prospectus to our directors, officers, employees, business associates and related persons. We will pay all fees and disbursements of counsel incurred by the underwriter in connection with offering the ADSs to such persons. Any sales to these persons will be made through a directed share program. The number of ADSs available for sale to the general public will be reduced to the extent such persons purchase such reserved ADSs. Any reserved ADSs not so purchased will be offered by the underwriter to the general public on the same basis as the other ADSs offered by this prospectus. We have agreed to indemnify the underwriter for against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of directed shares.

The address of Network 1 Financial Securities, Inc. is The Gallaria, 2 Bridge Avenue, Suite 241, Red Bank, New Jersey, United States.

Electronic Offer, Sale and Distribution of ADSs

A prospectus in electronic format may be made available on the websites maintained by the underwriter. In addition, ADSs may be sold by the underwriter to securities dealers who resell ADSs to online brokerage account holders. Other than the prospectus in electronic format, the information on the underwriter’s website and any information contained in any other website maintained by the underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriter in its capacity as underwriter and should not be relied upon by investors.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ADSs, or the possession, circulation or distribution of this prospectus or any other material relating to us or the ADSs, where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Australia. This prospectus is not a product disclosure statement, prospectus or other type of disclosure document for the purposes of Corporations Act 2001 (Commonwealth of Australia) (the “Act”) and does not purport to include the information required of a product disclosure statement, prospectus or other disclosure document under Chapter 6D.2 of the Act. No product disclosure statement, prospectus, disclosure document, offering material or advertisement in relation to the offer of the ADSs has been or will be lodged with the Australian Securities and Investments Commission or the Australian Securities Exchange.

Accordingly, (1) the offer of the ADSs under this prospectus may only be made to persons: (i) to whom it is lawful to offer the ADSs without disclosure to investors under Chapter 6D.2 of the Act under one or more exemptions set out in Section 708 of the Act, and (ii) who are “wholesale clients” as that term is defined in section 761G of the Act, (2) this prospectus may only be made available in Australia to persons as set forth in clause (1) above, and (3) by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (1) above, and the offeree agrees not to sell or offer for sale any of the ADSs sold to the offeree within 12 months after their issue except as otherwise permitted under the Act.

Canada. The ADSs may not be offered, sold or distributed, directly or indirectly, in any province or territory of Canada other than the provinces of Ontario and Quebec or to or for the benefit of any resident of any province or territory of Canada other than the provinces of Ontario and Quebec, and only on a basis that is pursuant to an exemption from the requirement to file a prospectus in such province, and only through a dealer duly registered under the applicable securities laws of such province or in accordance with an exemption from the applicable registered dealer requirements.

Cayman Islands. This prospectus does not constitute a public offer of the ADSs or ordinary shares, whether by way of sale or subscription, in the Cayman Islands. Each underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any ADSs or ordinary shares to any member of the public in the Cayman Islands.

European Economic Area. In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive, or a Relevant Member State, from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, an offer of the ADSs to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and the competent authority in that Relevant Member State has been notified, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the ADS to the public in that Relevant Member State at any time,

•	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000, and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive; or

•	in any other circumstances that do not require the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive;

provided that no such offer of ADSs shall result in a requirement for the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of the above provision, the expression “an offer of ADSs to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Hong Kong. The ADSs may not be offered or sold by means of this document or any other document other than (i) in circumstances that do not constitute an offer or invitation to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong) or the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances that do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), that is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Israel. In the State of Israel, the ADSs offered hereby may not be offered to any person or entity other than the following:

•	a fund for joint investments in trust (i.e., mutual fund), as such term is defined in the Law for Joint Investments in Trust, 5754-1994, or a management company of such a fund;

•	a provident fund as defined in Section 47(a)(2) of the Income Tax Ordinance of the State of Israel, or a management company of such a fund;

•	an insurer, as defined in the Law for Oversight of Insurance Transactions, 5741-1981, a banking entity or satellite entity, as such terms are defined in the Banking Law (Licensing), 5741-1981, other than a joint services company, acting for their own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

•	a company that is licensed as a portfolio manager, as such term is defined in Section 8(b) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

•	a company that is licensed as an investment advisor, as such term is defined in Section 7(c) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account;

•	a company that is a member of the Tel Aviv Stock Exchange, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

•	an underwriter fulfilling the conditions of Section 56(c) of the Securities Law, 5728-1968;

•	a venture capital fund (defined as an entity primarily involved in investments in companies which, at the time of investment, (i) are primarily engaged in research and development or manufacture of new technological products or processes and (ii) involve above-average risk);

•	an entity primarily engaged in capital markets activities in which all of the equity owners meet one or more of the above criteria; and

•	an entity, other than an entity formed for the purpose of purchasing the ADSs in this offering, in which the shareholders equity (including pursuant to foreign accounting rules, international accounting regulations and U.S. generally accepted accounting rules, as defined in the Securities Law Regulations (Preparation of Annual Financial Statements), 1993) is in excess of NIS 250 million.

Japan. The underwriter will not offer or sell any of the ADSs directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except, in each case, pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws and regulations of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

People’s Republic of China. This prospectus may not be circulated or distributed in the PRC and the ADSs may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Singapore. This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ADSs are subscribed or purchased under Section 275 by a relevant person that is:

(a)	a corporation (that is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the ADSs under Section 275 except:

(1)	to an institutional investor (for corporations, under 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

(2)	where no consideration is or will be given for the transfer; or

(3)	where the transfer is by operation of law.

Taiwan. The ADSs have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the ADSs in Taiwan.

Switzerland. The ADSs will not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to our company or the ADSs have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of the ADSs will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of the ADSs has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or the CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the ADSs.

United Arab Emirates and Dubai International Financial Centre. This offering of the ADSs has not been approved or licensed by the Central Bank of the United Arab Emirates, or the UAE, the Emirates Securities and Commodities Authority or any other relevant licensing authority in the UAE, including any licensing authority incorporated under the laws and regulations of any of the free zones established and operating in the territory of the UAE, in particular the Dubai Financial Services Authority, or the DFSA, a regulatory authority of the Dubai International Financial Centre, or the DIFC. This offering does not constitute a public offer of securities in the UAE, DIFC and/or any other free zone in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended), DFSA Offered Securities Rules and the Dubai International Financial Exchange Listing Rules, respectively, or otherwise.

The ADSs may not be offered to the public in the UAE and/or any of the free zones. The ADSs may be offered and this prospectus may be issued, only to a limited number of investors in the UAE or any of its free zones who qualify as sophisticated investors under the relevant laws and regulations of the UAE or the free zone concerned. The ADSs will not be offered, sold, transferred or delivered to the public in the UAE or any of its free zones.

United Kingdom. An offer of the ADSs may not be made to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000, as amended, or the FSMA, except to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances that do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or the FSA.

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) may only be communicated to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21 of FSMA does not apply to the company.

All applicable provisions of the FSMA with respect to anything done by the underwriter in relation to the ADSs must be complied with in, from or otherwise involving the United Kingdom.

Expenses Related to This Offering

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that are expected to be incurred in connection with the offer and sale of the ADSs by us. With the exception of the SEC registration fee, the [New York Stock Exchange][Nasdaq Global Market] listing fee and the FINRA filing fee, all amounts are estimates.

US$
SEC registration fee
FINRA filing fee
[New York Stock Exchange][Nasdaq Global Market] listing fee
Printing expenses
Accounting fees and expenses
Legal fees and expenses
Miscellaneous

Total

Legal Matters

We are being represented by Kirkland & Ellis with respect to certain legal matters as to United States federal securities and New York State laws. The underwriter is being represented by Loeb & Loeb LLP with respect to certain legal matters as to United States federal securities and New York State laws. The validity of the ordinary shares represented by the ADSs offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Conyers Dill & Pearman (Cayman) Limited. Certain legal matters as to PRC law will be passed upon for us by AllBright Law Offices. Kirkland & Ellis may rely upon Conyers Dill & Pearman (Cayman) Limited with respect to matters governed by Cayman Islands law and AllBright Law Offices with respect to matters governed by PRC law. Loeb & Loeb LLP may rely upon King & Wood Mallesons LLP with respect to matters governed by PRC law.

Experts

The consolidated financial statements of Hailiang Inc. as of June 30, 2013 and 2014, and for each of the years in the three-year period ended June 30, 2014, have been included herein and in the registration statement in reliance upon the report of KPMG Huazhen (SGP), independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the consolidated financial statements as of June 30, 2013 and 2014, and for each of the years in the three-year period ended June 30, 2014, contains an explanatory paragraph that states that Hailiang Inc. and its subsidiaries entered into significant transactions with related parties during each of the years in the three-year period ended June 30, 2014.

The offices of KPMG Huazhen (SGP) are located at 50th Floor, Plaza 66, 1266 Nanjing West Road, Shanghai, China, 200040.

Where You Can Find Additional Information

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act with respect to underlying ordinary shares represented by the ADSs, to be sold in this offering. A related registration statement on F-6 will be filed with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement and its exhibits and schedules for further information with respect to us and our ADSs.

Immediately upon completion of this offering, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing, among other things, the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 or visit the SEC website for further information on the operation of the public reference rooms.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Hailiang Education Group Inc.:

We have audited the accompanying consolidated statements of financial position of Hailiang Education Group Inc. and subsidiaries (the “Company”) as of June 30, 2013 and 2014, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended June 30, 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hailiang Education Group Inc. and subsidiaries as of June 30, 2013 and 2014, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As described in Note 18, the Company entered into significant transactions with related parties during each of the years in the three-year period ended June 30, 2014.

/s/ KPMG Huazhen (SGP)

Shanghai, China

October 9, 2014

HAILIANG EDUCATION GROUP INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED JUNE 30, 2012, 2013 AND 2014

(Amounts in thousands)

	Note	2012 RMB	2013 RMB	2014 RMB
Revenue	5	349,597	436,994	462,754
Cost of revenue	8(ii)	(239,066)	(293,763)	(299,683)

Gross profit		110,531	143,231	163,071
Other income	6	4,051	4,094	1,792
Selling expenses	8(ii)	(16,297)	(17,630)	(15,635)
Administrative expenses	8(ii)	(24,751)	(23,080)	(28,622)

Results from operating activities		73,534	106,615	120,606

Net finance income	8(i)	11,582	16,575	20,066

Profit before tax		85,116	123,190	140,672
Tax expense	9	—	—	—

Profit for the year		85,116	123,190	140,672

Attributable to:
Shareholders of the Company		83,026	123,190	140,672
Non-controlling interests		2,090	—	—
Other comprehensive income for the year		18	—	—

Total comprehensive income for the year		85,134	123,190	140,672

Earnings per share
Basic and diluted earnings per share	10	2.30	3.38	3.85

The accompanying notes are an integral part of these consolidated financial statements.

HAILIANG EDUCATION GROUP INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2013 AND 2014

(Amounts in thousands)

	Note	2013 RMB	2014 RMB
Assets
Property and equipment	11	105,094	91,348
Intangible assets and goodwill	12	85,451	82,934

Non-current assets		190,545	174,282

Other receivables due from related parties	13	275,504	1,257
Other receivables due from third parties	13	1,394	1,380
Term deposits held at a related party finance entity	18(a)(iii)	—	420,000
Cash and cash equivalents	14/18(a)(iii)	26,403	42,003

Current assets		303,301	464,640

Total assets		493,846	638,922

Equity
Share capital	15(a)	239	239
Share premium	15(a)	18,628	18,628
Contributed capital	15(a)	225,895	225,895
Translation reserve	15(b)	18	18
Retained earnings		171,340	312,012

Total equity		416,120	556,792

Liabilities
Trade and other payables due to third parties	16	44,508	46,690
Other payables due to a related party	16	2,342	5,112
Deferred revenue		30,876	30,328

Current liabilities		77,726	82,130

Total liabilities		77,726	82,130

Total equity and liabilities		493,846	638,922

The accompanying notes are an integral part of these consolidated financial statements.

HAILIANG EDUCATION GROUP INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED JUNE 30, 2012, 2013 AND 2014

(Amounts in thousands)

	Attributable to shareholders of the Company						Non- controlling interests
	Share capital	Share premium	Contributed capital	Translation reserve	Retained earnings	Total		Total equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	Note 15(a)	Note 15(a)	Note 15(a)	Note 15(b)
Balance at June 30, 2011	236	(236)	192,809	—	17,724	210,533	45,216	255,749

Total comprehensive income
Profit for the year	—	—	—	—	83,026	83,026	2,090	85,116
Other comprehensive income	—	—	—	18	—	18	—	18

Total comprehensive income	—	—	—	18	83,026	83,044	2,090	85,134

Transactions with shareholders of the Company
Issue of ordinary shares	3	18,864	—	—	—	18,867	—	18,867
Dividends distributed (Note 15(c))	—	—	—	—	(52,600)	(52,600)	(14,400)	(67,000)
Contribution from Mr. Feng for acquisition of non-controlling interests (Note 4)	—	—	41,000	—	—	41,000	—	41,000
Acquisition of non-controlling Interests by Mr. Feng (Note 4)	—	—	(8,094)	—	—	(8,094)	(32,906)	(41,000)
Capital injection from Mr. Feng upon incorporation of Hailiang Investment (Note 2(b))	—	—	139,980		—	139,980	—	139,980
Distribution to Mr. Feng for the transfer of the Three Schools (Note 2(b))	—	—	(139,800)	—	—	(139,800)	—	(139,800)

Total transactions with shareholders of the Company	3	18,864	33,086	—	(52,600)	(647)	(47,306)	(47,953)

Balance at June 30, 2012	239	18,628	225,895	18	48,150	292,930	—	292,930

The accompanying notes are an integral part of these consolidated financial statements.

HAILIANG EDUCATION GROUP INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED JUNE 30, 2012, 2013 AND 2014 (CONTINUED)

(Amounts in thousands)

	Attributable to shareholders of the Company						Non- controlling interests
	Share capital	Share premium	Contributed capital	Translation reserve	Retained earnings	Total		Total equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	Note 15(a)	Note 15(a)	Note 15(a)	Note 15(b)
Balance at June 30, 2012	239	18,628	225,895	18	48,150	292,930	—	292,930

Total comprehensive income
Profit for the year	—	—	—	—	123,190	123,190	—	123,190
Other comprehensive income	—	—	—	—	—	—	—	—

Total comprehensive income	—	—	—	—	123,190	123,190	—	123,190

Balance at June 30, 2013	239	18,628	225,895	18	171,340	416,120	—	416,120

Total comprehensive income
Profit for the year	—	—	—	—	140,672	140,672	—	140,672
Other comprehensive income	—	—	—	—	—	—	—	—

Total comprehensive income	—	—	—	—	140,672	140,672		140,672

Balance at June 30, 2014	239	18,628	225,895	18	312,012	556,792	—	556,792

The accompanying notes are an integral part of these consolidated financial statements.

HAILIANG EDUCATION GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30, 2012, 2013 AND 2014

(Amounts in thousands)

		2012	2013	2014
	Note	RMB	RMB	RMB
Cash flows from operating activities
Profit for the year		85,116	123,190	140,672

Adjustments for:
Depreciation	8(ii)	17,251	20,686	22,532
Gain on sale of property and equipment		(26)	—	(14)
Amortization of intangible assets	8(ii)	5,522	4,194	2,517
Net foreign exchange (gain)/loss	8(i)	(86)	435	86
Interest income	8(i)	(11,785)	(17,190)	(20,152)

		95,992	131,315	145,641
Change in other receivables due from third parties		(1,214)	582	14
Change in trade and other payables due to third parties		17,911	8,905	2,182
Change in other payables due to a related party		—	5,001	2,103
Change in deferred revenue		9,070	4,708	(548)

Net cash from operating activities		121,759	150,511	149,392

Cash flows from investing activities

Interest received		11,783	3,174	32,899
Proceeds from sale of property and equipment		41	—	19
Purchase of property and equipment		(39,360)	(15,658)	(8,801)
Advances made to Zhejiang Hailiang Education Group Ltd. (“ZHEG”)	18(a)(i)	(195,166)	(234,153)	(3,769)
Repayment of advances made to ZHEG	18(a)(i)	234,975	290,300	4,436
Term deposits placed with a related party finance entity	18(a)(iii)	—	—	(640,000)
Maturity of term deposits placed with a related party finance entity	18(a)(iii)	—	—	220,000
Loans made to third parties		(125,000)	—	—
Repayment of loans made to third parties		60,000	65,000	—
Loans made to a related party	18(a)(ii)	—	(380,000)	(600,000)
Repayment of loans made to a related party	18(a)(ii)	30,000	118,500	861,500

Net cash used in investing activities		(22,727)	(152,837)	(133,716)

The accompanying notes are an integral part of these consolidated financial statements.

HAILIANG EDUCATION GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30, 2012, 2013 AND 2014 (CONTINUED)

(Amounts in thousands)

		2012	2013	2014
	Note	RMB	RMB	RMB
Cash flows from financing activities

Capital injection from a shareholder	2(b)	139,980	—	—
Cash consideration paid to a shareholder for the transfer of the Three Schools	2(b)	(139,800)	—	—
Proceeds from issue of ordinary shares		18,867
Repayment of short-term bank loans		(30,000)	—	—
Dividends paid	15(c)	(67,000)	—	—

Net cash used in financing activities		(77,953)	—	—

Net increase/(decrease) in cash and cash equivalent		21,079	(2,326)	15,676
Cash and cash equivalents at beginning of the year		7,967	29,152	26,403
Effect of movements in exchange rates on cash held		106	(423)	(76)

Cash and cash equivalents at end of the year		29,152	26,403	42,003

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(AMOUNTS IN THOUSANDS)

1	Reporting entity and organization

Hailiang Education Group Inc. (the “Company”) is a holding company and is majority-owned by Mr. Hailiang Feng (“Mr. Feng”). As of June 30, 2014, Mr. Feng owned 98.6% equity interest in the Company. The Company, through its wholly-owned subsidiaries Hailiang Education (HK) Limited (“Hailiang HK”) and Zhejiang Hailiang Education Consulting and Services Co., Ltd. (“Hailiang Consulting”), and consolidated affiliated entities, Zhejiang Hailiang Education Investment Co., Ltd. (“Hailiang Investment”), Zhuji Hailiang Foreign Language School (“Foreign Language”), Zhuji Private High School (“Private High”) and Zhuji Tianma Experimental School (“Tianma Experimental”), is principally engaged in provision of private K-12 educational services. Hereinafter, Foreign Language, Private High and Tianma Experimental are collectively referred as the Three Schools. The Three Schools are located in Zhuji City, Zhejiang province in the People’s Republic of China (the “PRC”).

The tuition fee charged by the Three Schools and student enrolment at the Three Schools are subject to regulations by the Chinese government. Each of the Three Schools requires a license from the Zhuji Municipal Education Bureau to conduct its operations. The license for each of the Three School expires in November 2016. The Company expects that it will be able to renew the licenses without significant costs.

The consolidated financial statements of the Company as of June 30, 2013 and 2014 and for each of the years in the three-year period ended June 30, 2014 comprise the Company, its subsidiaries and consolidated affiliated entities (together referred to as the “Group”). As of June 30, 2014, the Company’s subsidiaries and consolidated affiliated entities are as follows:

Subsidiary	Place and year of establishment	Principle activities
Hailiang Education (HK) Limited (“Hailiang HK”)	Hong Kong, China, 2011	Investment holding

Zhejiang Hailiang Education Consulting and Services Co., Ltd. (“Hailiang Consulting”)	Zhejiang, China, 2011	Investment holding and school management

Consolidated affiliated entities	Place and year of establishment	Principle activities

Zhejiang Hailiang Education Investment Co., Ltd. (“Hailiang Investment”)	Zhejiang, China, 2012	Investment holding

Zhuji Hailiang Foreign Language School (“Foreign Language”)	Zhejiang, China, 1995	K-12 educational services

Zhuji Private High School (“Private High”)	Zhejiang, China, 2002	K-12 educational services

Zhuji Tianma Experimental School (“Tianma Experimental”)	Zhejiang, China, 1995	K-12 educational services

2	Basis of preparation

(a)	Statement of compliance

The consolidated financial statements of the Company as of June 30, 2013 and 2014 and for each of the years in the three-year period ended June 30, 2014 comprise the accounts of the Company, its

2	Basis of preparation (continued)

(a)	Statement of compliance (continued)

subsidiaries and consolidated affiliated entities. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by International Accounting Standards Board (“IASB”).

The consolidated financial statements were authorized for issue by the Company’s board of directors on October 9, 2014.

(b)	Basis of presentation

Foreign Language was established in 1995 by way of a 100% registered capital contribution from Mr. Feng. Private High was established in 2001 by Mr. Feng and Mr. Zhanghuan Meng (“Mr. Meng”), each contributing 60% and 40% of the registered capital, respectively. In July 2009, Mr. Feng and Mr. Meng purchased 80% and 20% registered capital equity interests in Tianma Experimental, respectively from Zhejiang Tianma Education Enterprise Co., Ltd., a third party. In November 2011, Mr. Feng purchased all the registered capital equity interests in Private High and Tianma Experimental held by Mr. Meng (see Note 4) and became the sole sponsor. As the sole sponsor, Mr. Feng owned 100% registered capital equity interest in each of the Three Schools as of that date.

To facilitate an initial public offering (“IPO”) in an overseas market, a series of reorganization activities and transactions (the “Reorganization”) were entered among related and affiliated entities of the Group as follows:

•	On April 7, 2011, the Company was incorporated by Mr. Feng in the Cayman Islands with an authorized share capital, of 36,000,000 ordinary shares of $0.001 each. The Company issued 36,000,000 ordinary shares to Mr. Feng for nil consideration on the date of incorporation.

•	In April 2011, Hailiang HK was incorporated by Mr. Feng with capital contribution of Hong Kong dollar (“HKD”) 10 (Renminbi yuan (“RMB”) equivalent 9). On January 3, 2012, Mr. Feng transferred his equity interests in Hailiang HK to the Company for nil consideration.

•	On December 7, 2011, Hailiang Consulting was incorporated in the PRC as a wholly-owned subsidiary of Hailiang HK.

•	In December 2011, Mr. Feng transferred all his shares in the Company into four holding companies, each wholly owned by Mr. Feng, namely Jet Victory International Limited (“Jet Victory”), Brilliant One Development Limited (“Brilliant One”), Gain Success Group Limited (“Gain Success”) and Fame Best International Limited (“Fame Best”).

•	On April 10, 2012, Hailiang Investment was incorporated by Mr. Feng with a capital contribution of RMB 139,980.

•	On April 12, 2012, Mr. Feng transferred 100% registered capital equity interest in each of the Three Schools to Hailiang Investment for cash consideration of RMB 139,800. As of June 30, 2013 and 2014, Hailiang Investment holds 100% equity interests in each of the Three Schools.

•	On December 31, 2013, Hailiang Consulting entered into a series of contractual arrangements (“Contractual Agreements”) with Hailiang Investment and the Three Schools (collectively, the “Affiliated Entities”) and Mr. Feng. The contractual arrangements include Power of Attorney, Call Option Agreement, Equity Pledge Agreement, and Consulting Services Agreement. The key terms of the Contractual Agreements are as follows:

Call Option Agreement: Pursuant to the Call Option Agreement, Mr. Feng unconditionally and irrevocably granted Hailiang Consulting or its designee an exclusive option to purchase, to the extent permitted under PRC laws and regulations, in certain cases, including but not limited to the

2	Basis of preparation (continued)

(b)	Basis of presentation (continued)

cancellation of any of the other agreements under the contractual arrangements or liquidation or dissolution of Hailiang Investment, all or part of the equity interest in Hailiang Investment at the lowest consideration permitted by PRC laws and regulations. This agreement may not be terminated by Hailiang Investment or Mr. Feng, nor can it be terminated by Hailiang Consulting without cause. This agreement shall remain in full force and effect until Hailiang Investment’s term of operations expires in April 2042.

Power of Attorney: In December 2013, Mr. Feng executed an irrevocable power of attorney appointing Hailiang Consulting, or any person designated by Hailiang Consulting, as his attorney-in-fact to (i) exercise on his behalf all his rights as a shareholder of Hailiang Investment, including those rights under PRC laws and regulations and the articles of association of Hailiang Investment, such as appointing, replacing or removing directors, declaring dividends and making decisions on operational and financial matters, (ii) act as the representative of Hailiang Investment in its business operations, and (iii) unconditionally assign Mr. Feng’s shareholding rights to Hailiang Consulting, including dividends or other benefits that Mr. Feng receives from Hailiang Investment as a shareholder.

Consulting Services Agreement: Hailiang Consulting has the exclusive right to provide comprehensive technical and business support services to the Affiliated Entities. The Affiliated Entities agree to pay annual service fees, calculated as a percentage of their total revenue, to Hailiang Consulting. The service fees could be up to 100% of the profits of the Affiliated Entities. This agreement may not be terminated by Hailiang Investment or Mr. Feng, nor can it be terminated by Hailiang Consulting without cause. The Consulting Services Agreement shall remain in full force and effect during the term of operations of the Affiliated Entities.

Equity Pledge Agreement: Pursuant to the Equity Pledge Agreement, Mr. Feng unconditionally and irrevocably pledged all of his equity interests in Hailiang Investment to Hailiang Consulting to guarantee performance of the obligations of the Affiliated Entities under the Call Option Agreement, Power of Attorney and Consulting Services Agreement. Mr. Feng agreed that without prior written consent of Hailiang Consulting, he shall not transfer or dispose of the pledged equity interests, commence any bankruptcy or liquidation process of Hailiang Investment or create or allow any encumbrance on the pledged equity interests. This agreement may not be terminated by Hailiang Investment or Mr. Feng, nor can it be terminated by Hailiang Consulting without cause. The Equity Pledge Agreement shall remain in full force and effect until all of the obligations of the Affiliated Entities under the Consulting Services Agreement have been duly performed and related payments are duly paid.

The Contractual Agreements provide the Company, through Hailiang HK and Hailiang Consulting, the following, (i) the power over the Affiliate Entities; (ii) the exposure or rights to variable returns from its involvement with the Affiliated Entities; and (iii) the ability to affect those returns through its power over the Affiliated Entities.

The Company has the power over the Affiliated Entities by virtue of the Power of Attorney, pursuant to which Hailiang Consulting has rights that give it the current ability to direct the activities that significantly affect the returns of the Affiliated Entities. Hailiang Consulting has the rights to appoint, replace or remove directors of Hailiang Investment, as well as to make decisions on all operational and financial matters of the Affiliated Entities.

The Company has the exposure or rights to variable returns from its involvement with the Affiliated Entities by virtue of the Power of Attorney and Consulting Services Agreement. Hailiang Consulting’s returns from its involvement with the Affiliated Entities have the potential to vary as a result of the performance of the Affiliated Entities. Pursuant to the Power of Attorney, Hailiang Consulting is the only party that can share in the distributed and undistributed earnings of the Affiliated Entities.

2	Basis of preparation (continued)

(b)	Basis of presentation (continued)

Pursuant to the Consulting Services Agreement, Hailiang Consulting has the exclusive right to provide consulting, support and services to the Affiliated Entities in return for a fee that could be up to 100% of the profits of the Affiliated Entities.

The Company has all decision-making rights over the Affiliated Entities to affect the amounts of its returns. By virtue of the Power of Attorney, Hailiang Consulting is the principal and is the only party that has the decision-making authority on all relevant activities of the Affiliated Entities. There are no substantive rights held by other parties that may affect or restrict Hailiang Consulting’s ability to direct the relevant activities of the Affiliated Entities. The Power of Attorney is irrevocable and no party can remove Hailiang Consulting without cause. Hailiang Consulting also has exposure to variability of returns of the Affiliated Entities from the Call Option Agreement.

The Company, Hailiang HK and Hailiang Consulting are either investment holding companies or companies that have not carried out any business since their respective dates of incorporation, apart from acquiring control of the Affiliated Entities through the Contractual Agreements. The Company and the Affiliated Entities are controlled by the same person both before and after the Reorganization on December 31, 2013. In substance, the Reorganization involves no business combination and is merely a reorganization of entities under common control. Accordingly, the assets and liabilities of the Affiliated Entities are measured and recognized at their historical carrying amounts. In addition, the accompanying consolidated financial statements present the results of the Group as if the Reorganization had been consummated as of the beginning of the earliest period presented. That is, the Company’s consolidated financial statements include the financial position and the results of operations of the Affiliated Entities as of the earliest periods presented.

(c)	Risks and uncertainties

Risks and uncertainties of the Contractual Arrangements: The Company relies on the Contractual Agreements to control the Affiliated Entities. However, these contractual arrangements may not be as effective as direct equity ownership in providing the Company with control over the Affiliated Entities. Any failure by Hailiang Investment or Mr. Feng, the nominee shareholder of Hailiang Investment, to perform the obligations under the Contractual Agreements would have a material adverse effect on the financial position and financial performance of the Company. Therefore, the enforceability of the Contractual Agreements represents a significant judgment and assumption. All the Contractual Agreements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these agreements would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements. In addition, if the legal structure and the Contractual Agreements were found to be in violation of any existing or future PRC laws and regulations, the Company may be subject to fines or other legal or administrative sanctions.

In the opinion of management, based on the legal opinion obtained from the Company’s PRC legal counsel, the above contractual arrangements are legally binding and enforceable and do not violate current PRC laws and regulations. However, there are uncertainties regarding the interpretation and application of existing and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to its opinion. If the current ownership structure of the Company and the contractual arrangements are found to be in violation of any existing or future PRC laws and regulations, the PRC government could:

•	require the Company to restructure its ownership structure and operations in the PRC to comply with the existing or future PRC laws and regulations;

2	Basis of preparation (continued)

(c)	Risks and uncertainties (continued)

•	revoke the Affiliated Entities’ business and operating licenses;

•	require the Affiliated Entities to discontinue or restrict operations;

•	block the Affiliated Entities’ websites;

•	impose additional conditions or requirements with which the Affiliated Entities may not be able to comply; or

•	take other regulatory or enforcement actions against the Affiliated Entities that could be harmful to the Affiliated Entities’ business.

If the imposition of any of these government actions causes the Company to lose its right to direct the activities of the Affiliated Entities or to lose its right to the variable returns from its involvement with the Affiliated Entities and the Company is not able to restructure its ownership structure of the Affiliated Entities (such as acquiring controlling equity interests), the Company would not be able to consolidate the financial results of the Affiliated Entities in the Company’s consolidated financial statements. Substantially all assets, liabilities and results of operations reported in the accompanying consolidated financial statements comprise the assets, liabilities and results of operations of the Affiliated Entities. The Company and its wholly owned subsidiaries, Hailiang HK and Hailiang Consulting are investment holding companies with no substantial operations and hold minimal amount of assets. In the opinion of management, the likelihood of loss in respect of the Company’s current ownership structure or contractual arrangements is remote based on current facts and circumstances.

The equity interests of Hailiang Investment are legally held by Mr. Feng on behalf of the Company. Mr. Feng is also a major shareholder of the Company. Mr. Feng held 98.6% of the Company’s total ordinary shares issued and outstanding as of June 30, 2014. The Company cannot assure that Mr. Feng will act in the best interests of the Company. The Company relies on Mr. Feng to comply with the terms and conditions of the Contractual Agreements. If Mr. Feng is in breach of his contractual obligations under the Contractual Agreements and the Company cannot resolve any dispute between the Company and Mr. Feng, the Company would have to rely on legal proceedings, which could result in disruption of the Company’s business and subject the Company to substantial uncertainty as to the outcome of any such legal proceedings.

(d)	Functional and presentation currency

The functional currency of each of the Group’s entities is the currency of the primary economic environment in which the entity operates (the “functional currency”). The Company’s functional currency is the United States dollar (“USD”), whereas the functional currency of Hailiang HK and the PRC entities of the Group are the HKD and RMB, respectively.

The Group’s presentation currency is RMB. All financial information presented has been rounded to the nearest thousands, except when otherwise indicated.

(e)	Use of estimates

The preparation of the consolidated financial statements in conformity with IFRSs requires management to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the period. Significant items subject to such estimates and assumptions include the consolidation of the Affiliated Entities, the useful lives and the recoverability of the carrying amounts of property and equipment and intangible assets (including goodwill), the collectability of other receivables and term deposits placed with a

2	Basis of preparation (continued)

(e)	Use of estimates (continued)

related party finance entity, and the assessment of contingent liabilities. These estimates are often based on complex judgments and assumptions that management believes to be reasonable but are inherently uncertain and unpredictable. Actual results may differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes:

•	Note 2(c), risks and uncertainties (the enforceability of the Contractual Agreements)

•	Note 9, taxes

•	Note 12, intangible assets and goodwill

Measurement of fair values

A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.

Management regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then management assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Further information about assumptions made in measuring fair values is included in the following notes:

•	Note 12, intangible assets and goodwill

•	Note 17(d), fair value

3	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in the consolidated financial statements, and have been applied by each of the entities comprising the Group.

(a)	Basis of consolidation

(i)	Business combinations

Business combinations (except with entities acquired under common control) are accounted for using the acquisition method as at the acquisition date—i.e. when control is transferred to the Group. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, the Group takes into consideration potential voting rights that currently are exercisable.

The Group measures goodwill at the acquisition date as:

•	the fair value of the consideration transferred; plus

•	the recognized amount of any non-controlling interests in the acquiree; plus

•	if the business combination is achieved in stages, the fair value of the pre-existing equity interest in the acquiree; less

•	the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed.

When the excess is negative, a bargain purchase gain is recognized immediately in profit or loss. The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts generally are recognized in profit or loss.

Transaction costs, other than those associated with the issue of debt or equity securities, that the Group incurs in connection with a business combination, are expensed as incurred.

Any contingent consideration payable is measured at fair value at the acquisition date. If the contingent consideration is classified as equity, then it is not remeasured and settlement is accounted for within equity. Otherwise, subsequent changes in the fair value of the contingent consideration are recognized in profit or loss.

(ii)	Subsidiaries and non-controlling interests

Subsidiaries are entities controlled by the Group. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries are changed when necessary to align them with the policies adopted by the Group. Intra-group balances and transactions and any unrealized profits arising from intra-group transactions are eliminated in full in preparing the consolidated financial statements. Unrealized losses resulting from intra-group transactions are eliminated in the same way as unrealized gains but only to the extent that there is no evidence of impairment.

Non-controlling interests represent the equity in a subsidiary not attributable directly or indirectly to the Company, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability. For each business combination, the Group can elect to measure any non-controlling interests either at fair value or at their proportionate share of the subsidiary’s net identifiable assets. Non-controlling interests are presented in the consolidated statements of financial position within equity, separately from equity attributable to the equity shareholders of the Company. Non-controlling

3	Significant accounting policies (continued)

(a)	Basis of consolidation (continued)

(ii)	Subsidiaries and non-controlling interests (continued)

interests in the results of the Group are presented on the face of the consolidated statements of operations and comprehensive income as an allocation of the total profit or loss and total comprehensive income for the year between non-controlling interests and the equity shareholders of the Company.

Changes in the Group’s interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions, whereby adjustments are made to the amounts of controlling and non-controlling interests within consolidated equity to reflect the change in relative interests, but no adjustments are made to goodwill and no gain or loss is recognized.

(iii)	Entities acquired under common control

Entities acquired under common control or transactions accounted for in a manner similar to a pooling-of-interests (for example, a reorganization of entities under common control) are accounted under the “book value” accounting, where the Company recognizes the assets acquired and liabilities assumed using the book values of the transferor. When the consolidated financial statements are issued for a period that includes the date the common control transaction occurred, the Company’s consolidated financial statements of all prior periods are retrospectively revised to the earliest date presented.

(b)	Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates ruling at the dates of the transactions.

Monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at the exchange rate at the reporting date. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated to the functional currency at the exchange rate when the fair value was determined. Foreign currency differences are generally recognized in profit or loss. Non-monetary items that are measured based on historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

(c)	Financial instruments

(i)	Non-derivative financial assets

The Group classifies non-derivative financial assets into the following categories: financial assets through profit or loss, held to maturity financial assets, loans and other receivables and available-for-sale financial assets.

A financial asset is classified as at fair value through profit or loss if it is held-for-trading or is designated as such on initial recognition. Directly attributable transaction costs are recognized in profit or loss as incurred. Financial assets carried at fair value through profit or loss are measured at fair value and changes therein, including any interest or dividend income, are recognized in profit or loss.

If the Group has the positive intent and ability to hold debt securities to maturity, then such financial assets are classified as held-to-maturity. Held-to-maturity financial assets are initially recognized at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, held-to-maturity financial assets are measured at amortized cost using the effective interest method, less any impairment losses (Note 3(f)).

3	Significant accounting policies (continued)

(c)	Financial instruments (continued)

(i)	Non-derivative financial assets (continued)

Loans and other receivables are financial assets with fixed or determinable payments that are not quoted in an active market. The Group initially recognizes other receivables on the date that they are originated. Other receivables are initially recognized at fair value plus any directly attributable transaction costs and thereafter stated at amortized cost less allowance for impairment of doubtful debts (Note 3(f)), except where the receivables are interest-free loans made to related parties without any fixed repayment terms or the effect of discounting would be immaterial. In such cases, the receivables are stated at cost less allowance for doubtful debts (Note 3(f)).

Cash and cash equivalents comprise cash on hand, demand deposits, and short-term, highly liquid investments, which are readily convertible into known amounts of cash and are subject to an insignificant risk of change in value. Cash equivalents are held to meet short-term cash commitments rather than for investment or other purposes.

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not classified in any of the above categories of financial assets. Available-for-sale financial assets are recognized initially at fair value plus any attributable transaction costs. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on available-for-sale debt instruments, are recognized in other comprehensive income and presented in the fair value reserve in equity.

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability.

(ii)	Non-derivative financial liabilities

The Group classifies non-derivative financial liabilities into the other financial liabilities category. All other financial liabilities are recognized initially on the trade date, which is the date that the Group becomes a party to the contractual provisions of the instrument. Such financial liabilities are recognized initially at fair value less any attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. For the periods presented, other financial liabilities comprise trade and other payables.

The Group derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

Financial assets and liabilities are offset and the net amount presented in the statements of consolidated financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

(d)	Property and equipment

(i)	Recognition and measurement

Items of property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses (Note 3(f)).

Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and any other costs directly attributable to bringing the asset to a working condition for its intended use.

3	Significant accounting policies (continued)

(d)	Property and equipment (continued)

(i)	Recognition and measurement (continued)

Construction in progress represents property under construction and equipment pending installation, and is stated at cost less impairment losses (Note 3(f)). Capitalization of these costs ceases and the construction in progress is transferred to property and equipment when the asset is substantially ready for its intended use. No depreciation is provided in respect of construction in progress.

Gains or losses arising from the retirement or disposal of an item of property and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognized in profit or loss on the date of retirement or disposal.

(ii)	Subsequent costs

The cost of replacing a component of an item of property and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the component will flow to the Group, and its cost can be measured reliably. The carrying amount of the replaced component is derecognized. The costs of the day-to-day servicing of property, and equipment are recognized in profit or loss as incurred.

(iii)	Depreciation

Items of property and equipment are depreciated from the date that they are available for use or, in respect of self-constructed assets, from the date that the asset is completed and ready for use. Depreciation is calculated to write off the cost of items of property and equipment less their estimated residual values using the straight-line basis over their estimated useful lives. Leasehold improvements are depreciated over the shorter of the lease term or their useful lives. The estimated useful lives for the current and comparative years of significant property and equipment are as follows:

Motor vehicles	5~10 years
Furniture, fixtures and other equipment	5~10 years
Leasehold improvements	Shorter of the remaining lease terms
or estimated useful lives

Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

(e)	Intangible assets

(i)	Goodwill

Goodwill that arose on the acquisition of subsidiaries is presented with intangible assets and is measured at cost less accumulated impairment losses (Note 3(f)).

(ii)	Trademark

Trademark that was acquired by the Group is not amortized while its useful life is assessed to be indefinite, which is reviewed annually to determine whether events and circumstances continue to support the indefinite useful life assessment. If not, the change in the useful life assessment from indefinite to finite is accounted for prospectively from the date of change and in accordance with the policy for amortization of intangible assets with finite lives as set out below.

3	Significant accounting policies (continued)

(e)	Intangible assets (continued)

(iii)	Other intangible assets

Other intangible assets that were acquired by the Group and have finite useful lives are measured at cost less accumulated amortization and any accumulated impairment losses (Note 3(f)). Other intangible assets are student relationships that arose from the acquisition of Tianma Experimental.

(iv)	Amortization

Amortization of intangible assets with finite useful lives is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The estimated useful lives of student relationships are 1~15 years.

Amortization methods and useful lives are reviewed at each reporting date and adjusted if appropriate.

(f)	Impairment

(i)	Non-derivative financial assets

A financial asset not classified as at fair value through profit or loss, including an interest in an equity-accounted investee, is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset, and that loss event had an impact on the estimated future cash flows of that asset that can be estimated reliably. Objective evidence that financial assets are impaired includes default or delinquency by a debtor, indications that a debtor will enter bankruptcy, and adverse changes in the payment status of the borrower.

The Group considers evidence of impairment for financial assets measured at amortized cost (other receivables) at both a specific asset and collective level. All individually significant receivables are assessed for specific impairment. All individually significant receivables found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Receivables that are not individually significant are collectively assessed for impairment by grouping together receivables with similar risk characteristics.

In assessing collective impairment the Group uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account against receivables. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

(ii)	Non-financial assets

The carrying amounts of the Group’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and indefinite-lived intangible assets are tested annually for impairment.

3	Significant accounting policies (continued)

(f)	Impairment (continued)

(ii)	Non-financial assets (continued)

The recoverable amount of an asset is the greater of its value in use and fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. For impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Goodwill acquired in a business combination is allocated to groups of CGUs that are expected to benefit from the synergies of the combination. An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(g)	Employee benefits

(i)	Defined contribution plan

Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the period during which services are rendered by employees. Pursuant to the relevant labor rules and regulations in the PRC, the Group participates in defined contribution retirement schemes (the “Schemes”) organized by the relevant local government authorities for its eligible employees whereby the Group is required to make contributions to the Schemes at 34.4% to 41.4% of the deemed salary rate announced annually by the local government authorities.

The Group has no other material obligation for payment of pension benefits associated with those schemes beyond the annual contributions described above.

(ii)	Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A provision is recognized for the amount expected to be paid under short-term cash bonus or other short-term benefits if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

(h)	Provisions and contingent liabilities

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow

3	Significant accounting policies (continued)

(h)	Provisions and contingent liabilities (continued)

of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events, are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(i)	Revenue

The Group’s revenue is principally derived from the rendering of boarding school education services to students. The Group offers basic educational and international programs at the primary school, middle school and high school grades. The basic educational program provides curricula and coursework mandated by the PRC government. The international program provides students to both earn their PRC school diplomas and prepare for admissions tests for overseas educational institutions.

Tuition fees are received at the beginning of each school year. Each school year is comprised of two semesters. The first semester starts in September and ends in January. The second semester starts the following month in February and ends in June.

The arrangements with the student contain multiple components consisting of the delivery of education, accommodations, meals, and transportation services, (collectively, “education services”) and the delivery of education books and related materials (“educational materials”). The Group allocates the total tuition fees into educational services and educational materials based on their relative fair value. The components within education services were not further separated since revenue recognition for the components occurs at the same time and the components belong to the same category of revenue, which is service revenue.

Revenue attributable to education services is recognized on a straight-line basis over the school year since the services are performed by an indeterminate number of acts over a specified period of time and there is no evidence that some other method better represents the stage of completion. Revenue attributable to educational materials is recognized upon the delivery of the products to the students, which is when the risks and rewards have been transferred to the students. Tuition fees not yet earned are recorded as deferred revenue.

For the periods presented, revenue recognized for the delivery of educational materials was insignificant and occurred during the same year that revenue for the delivery of education services was recognized.

The Group also provides kindergarten education service. Fees received for kindergarten education services are recognized as revenue on a straight-line basis over the period of rendering the service.

(j)	Government grants

Government grants are recognized in the statements of comprehensive income when the grants are unconditional and become receivable. Grants that compensate the Group for expenses incurred are recognized as income in profit or loss on a systematic basis in the same periods in which the expenses are incurred.

(k)	Lease payments

Payments made under operating lease are recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expenses over the term of the lease.

3	Significant accounting policies (continued)

(l)	Finance income and finance costs

Finance income comprises interest income. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Finance costs comprise interest expense on borrowings. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

Foreign currency gains and losses are reported on a net basis as either finance income or finance expense depending on whether foreign currency changes are in a net gain or net loss position.

(m)	Income tax expense

Income tax expense comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognized in profit or loss except to the extent that they relate to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Deferred tax is not recognized for the following temporary differences: taxable temporary differences arising on the initial recognition of goodwill; the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable they will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

The amount of deferred tax recognized is measured based on the expected manner of realization or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the reporting date.

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets are offset against deferred tax liabilities, if there is a legal enforceable right to offset current tax assets and current tax liabilities, and in the case of current tax assets and liabilities, the Group intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously, or in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same tax authority on the same taxable entity.

Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilized. The carrying amount of a deferred tax asset is reviewed at each reporting date and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilized. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

In determining the amount of current and deferred tax, the Group takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. This assessment relies on

3	Significant accounting policies (continued)

(m)	Income tax expense (continued)

estimates and assumptions and may involve a series of judgements about future events. New information may become available that causes the Group to change its judgement regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact tax expense in the period that such determination is made.

(n)	Education development reserve

Each of the Three Schools is required to appropriate 25% of its after-tax profits to a non-distributable education development reserve for the construction or maintenance of the school or procurement or upgrading of educational equipment. In accordance with the Law of Promoting Private Education, this reserve can only be used for school construction, maintenance and upgrade of education equipment. The statutory reserves are restricted net assets of the Three Schools which are undistributable to the Company in the form of dividends or loans. The education development reserve as of June 30, 2013 and 2014 was RMB 119,044 and RMB 156,358 respectively.

(o)	Earnings per share

Basic earnings per share is calculated by dividing the profit attributable to holders of ordinary equity of the Company by the weighted-average number of ordinary shares outstanding during the period. The Company did not issue any dilutive potential ordinary shares during the periods presented.

(p)	Related parties

For the purposes of these consolidated financial statements, a person or entity is considered to be related to the Group if:

(a)	A person, or a close member of that person’s family, is related to the Group if that person:

(i)	has control or joint control over the Group.

(ii)	has significant influence over the Group; or of a parent of the Group.

(iii)	is a member of the key management personnel of the Group or of a parent of the Group.

(b)	An entity is related to the Group if any of the following conditions applies:

(i)	the entity and the Group are members of the same Group (which means that each parent, subsidiary and fellow subsidiary is related to the other).

(ii)	one entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of the Group of which the other entity is a member).

(iii)	both entities are joint ventures of the same third party.

(iv)	one entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(v)	the entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group.

(vi)	the entity is controlled or jointly controlled by a person identified in (a).

(vii)	a person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

3	Significant accounting policies (continued)

(q)	Segment reporting

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group’s chief operating decision maker in order to allocate resources and assess performance of the segment. For the years ended June 30, 2012, 2013 and 2014, the Group’s chief operating decision maker was Mr. Feng, the executive director and general manager of the Company, who reviewed the financial information of the private K-12 education business carried out by the Group on a consolidated basis. Therefore, the Group has one operating segment, which is the provision of private K-12 educational services. The Group’s operations are located in the PRC.

(r)	Possible impact of amendments, new standards and interpretations issued but not yet effective for the year ended June 30, 2014

Up to the date of issue of these consolidated financial statements, the IASB has issued a number of amendments, new standards and interpretations which are not yet effective for the year ended June 30, 2014 and which have not been adopted in these consolidated financial statements. These include the following which may be relevant to the Group.

Effective for accounting periods beginning on or after

Defined benefit plans: Employee Contributions (Amendments to ISAI9)	July 1, 2014

Annual improvements to IFRSs 2010-2012 Cycle-various standards	July 1, 2014

Annual improvements to IFRSs 2011-2013 Cycle-various standards	July 1, 2014

Annual improvements to IFRSs 2012-2014 cycle-various standards	July 1, 2016

Amendments to IAS 16 and IAS 38, clarification of acceptable methods of depreciation and amortization	July 1, 2016

Amendments to IAS 27, Equity method in separate financial statements	July 1, 2016

IFRS 14, Regulatory Deferral Accounts	July 1, 2016

IFRS 9, Financial instruments	July 1, 2018

IFRS 15, Revenue from Contracts with Customers	July 1, 2017

The Group is in the process of making an assessment of what the impact of these amendments, new standards and interpretations is expected to be in the period of initial application. So far it has concluded that the adoption of them is unlikely to have a significant impact on the Group’s results of operations and financial position.

4	Acquisition of non-controlling interests

In November 2011, Mr. Feng acquired 40% registered capital equity interest in Private High and 20% registered capital equity interest in Tianma Experimental from Mr. Meng, the non-controlling shareholder of

4	Acquisition of non-controlling interests (continued)

both schools for cash considerations of RMB 35,000 and RMB 6,000, respectively. Upon the acquisitions, Mr. Feng became the sole sponsor of Private High and Tianma Experimental and owned 100% registered capital equity interest in each of the two schools. The non-controlling interests’ proportionate shares of the net identifiable assets of Private High and Tianma Experimental on the date of the acquisitions were RMB 28,790 and RMB 4,116, respectively. The aggregate cash consideration of RMB 41,000 paid by Mr. Feng for the acquisitions was recorded in contributed capital. The difference between the cash consideration paid of RMB 41,000 and the total carrying amount of the non-controlling interests of RMB 32,906, which amounted to RMB 8,094, was recognized in contributed capital within equity.

5	Revenue

The Group provides private boarding K-12 educational services in the PRC. The Group’s revenue for the years ended June 30, 2012, 2013 and 2014 were all generated in the PRC.

6	Other income

	2012	2013	2014
	RMB	RMB	RMB

Government grants	1,806	1,550	1,157
Others	2,245	2,544	635

	4,051	4,094	1,792

The Group was awarded unconditional government grants of RMB1,806, RMB1,550 and RMB 1,157 for the years ended June 30, 2012, 2013 and 2014, respectively.

Others mainly include forfeiture of deposits from students. Prior to admission, new students are required to pay a deposit. The deposit is not refundable unless the student cannot be enrolled due to restriction imposed by the regulatory authority pursuant to applicable laws and regulations. Upon the student’s enrolment, the deposit is applied towards the tuition fee payment.

7	Employee benefit expenses

	2012	2013	2014
	RMB	RMB	RMB

Wages and salaries	112,536	141,372	151,659
Contributions to defined contribution plans	11,103	14,896	17,586

	123,639	156,268	169,245

The Group participates in pension funds organized by the PRC government. According to the respective pension fund regulations for its employees, the Group is required to pay annual contributions for its employees. The Group remits all the pension fund contributions to the relevant local government authorities, which are responsible for the payments and liabilities relating to the pension funds. The Group has no obligation for payment of retirement and other post-retirement benefits of employees other than the contributions described above.

8	Profit before tax

(i)	Net finance income

	2012	2013	2014
	RMB	RMB	RMB
Interest income	11,785	17,190	20,152
Net foreign exchange gain/(loss)	86	(435)	(86)
Other expenses	(289)	(180)	—

Net finance income	11,582	16,575	20,066

8	Profit before tax (continued)

Interest income was mainly generated from loans made to related parties (Note 13) and deposits placed with a related party finance entity (Note 18).

(ii)	Expenses by nature

	2012	2013	2014
	RMB	RMB	RMB

Employee benefit expenses (Note 7)	123,639	156,268	169,245
Students related cost	57,483	73,437	68,111
Transportation	18,248	23,390	23,145
Marketing and promotion	10,775	13,436	13,118
Depreciation	17,251	20,686	22,532
Utilities	9,413	11,752	11,407
Amortization of intangible assets	5,522	4,194	2,517
Professional service fees	3,600	770	5,974
Operating lease charges	4,769	9,762	9,760

Students related costs are mainly comprised of costs for text books, uniforms, dining services and living accommodations.

9	Taxes

The Company is incorporated in the Cayman Islands and conducts its primary business operations through the subsidiaries and consolidated affiliated entities in the PRC. It also has a wholly-owned subsidiary in Hong Kong. Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong	Kong

Under the Hong Kong tax laws, the statutory income tax rate is 16.5%. Subsidiaries in Hong Kong are exempted from income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

China

Under the Enterprise Income Tax (“EIT”) Law, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are subject to a unified 25% enterprise income tax rate, except for certain entities that are entitled to tax holidays or exemptions.

According to the Implementation Rules for the Law for Promoting Private Education in 2004, or the 2004 Implementing Rules, private schools, whether requiring reasonable returns or not, may enjoy preferential tax treatment. The 2004 Implementing Rules provide that the relevant authorities under the State Council may introduce preferential tax treatments and related policies applicable to private schools requiring reasonable returns. To date, however, no separate policies, regulations or rules have been introduced by the authorities in this regard. The Three Schools have historically enjoyed the corporate income exemption treatment since their establishment.

Based on a confirmation from the local tax authorities, the local tax authorities have agreed to apply the corporate income tax exemption treatment to each of the Three Schools for the years ended June 30, 2012, 2013 and 2014. As a result, no income tax expense was recognized for the years ended June 30, 2012, 2013 and 2014. The Company’s PRC counsel has confirmed that this tax exemption is not contrary to PRC tax laws.

The PRC tax system is subject to substantial uncertainties. There can be no assurance that changes in PRC tax laws or their interpretation or their application will not subject the Company’s PRC entities to substantial PRC taxes in the future.

9	Taxes (continued)

China (continued)

Under the current EIT Law, dividends paid by an FIE to any of its foreign non-resident enterprise investors are subject to a 10% withholding tax. Thus, the dividends, if and when payable by the Company’s PRC subsidiaries to their offshore parent entities, would be subject to 10% withholding tax. A lower tax rate will be applied if such foreign non-resident enterprise investor’s jurisdiction of incorporation has signed a tax treaty or arrangement for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income with China. There is such a tax arrangement between PRC and Hong Kong. Thus, the dividends, if and when payable by the Company’s PRC subsidiaries to the offshore parent entities located in Hong Kong, would be subject to 5% withholding tax rather than statutory rate of 10% provided that the offshore entities located in Hong Kong meet the requirements stipulated by relevant PRC tax regulations. Furthermore, pursuant to the applicable circular and interpretations of the current EIT Law, dividends from earnings created prior to 2008 but distributed after 2008 are not subject to withholding income tax. The Company has not provided for deferred income tax liabilities on the PRC entities’ undistributed earnings of RMB 171,340 and RMB 312,012 as of June 30, 2013 and 2014, respectively, because the Company controls the timing of the undistributed earnings and it is probable that such earnings will not be distributed. The Company plans to reinvest those earnings in the PRC indefinitely in the foreseeable future.

Moreover, the current EIT Law treats enterprises established outside of China with “effective management and control” located in China as PRC resident enterprises for tax purposes. The term “effective management and control” is generally defined as exercising overall management and control over the business, personnel, accounting, properties, etc. of an enterprise. The Company, if considered a PRC resident enterprise for tax purposes, would be subject to the PRC Enterprise Income Tax at the rate of 25% on its worldwide income for the period after January 1, 2008. During the years ended June 30, 2012, 2013 and 2014, the Company did not carry out any substantial business operations and therefore was not subject to PRC taxes.

10	Earnings per share

The calculation of basic and diluted earnings per share has been based on the following profit attributable to ordinary shareholders and weighted-average number of ordinary shares outstanding.

(i)	Profit attributable to ordinary shareholders (basic and diluted)

	2012	2013	2014
Profit attributable to ordinary shareholders	83,026	123,190	140,672

(ii)	Weighted-average number of ordinary shares (basic and diluted)

	Note	2012	2013	2014
Issued ordinary shares at July 1		36,000,000	36,500,000	36,500,000
Effect of shares issued in March 2012	15(a)	135,246	—	—

Weighted-average number of ordinary shares during the fiscal year		36,135,246	36,500,000	36,500,000

11	Property and equipment

	Motor vehicles	Furniture, fixtures and other equipment	Leasehold improvement	Construction in progress	Total
	RMB	RMB	RMB	RMB	RMB

Cost
Balance at June 30, 2011	10,928	17,762	133,467	2,304	164,461
Additions	2,500	2,644	31,153	3,063	39,360
Transferred from construction in progress	—	—	2,304	(2,304)	—
Disposals	(1,625)	—	—	—	(1,625)

Balance at June 30, 2012	11,803	20,406	166,924	3,063	202,196

Additions	2,149	5,929	659	6,921	15,658
Transferred from construction in progress	—	—	9,979	(9,979)	—

Balance at June 30, 2013	13,952	26,335	177,562	5	217,854

Additions	—	5,410	2,785	606	8,801
Transferred from construction in progress	—	—	377	(377)	—
Disposals	—	(131)	—	—	(131)

Balance at June 30, 2014	13,952	31,614	180,724	234	226,524

Accumulated depreciation
Balance at June 30, 2011	(9,441)	(11,851)	(55,141)	—	(76,433)
Depreciation for the year	(713)	(2,184)	(14,354)	—	(17,251)
Written back on disposals	1,610	—	—	—	1,610

Balance at June 30, 2012	(8,544)	(14,035)	(69,495)	—	(92,074)

Depreciation for the year	(721)	(2,853)	(17,112)	—	(20,686)

Balance at June 30, 2013	(9,265)	(16,888)	(86,607)	—	(112,760)

Depreciation for the year	(1,026)	(3,259)	(18,247)	—	(22,532)
Written back on disposals	—	116	—	—	116

Balance at June 30, 2014	(10,291)	(20,031)	(104,854)	—	(135,176)

Carrying amounts
At June 30, 2012	3,259	6,371	97,429	3,063	110,122

At June 30, 2013	4,687	9,447	90,955	5	105,094

At June 30, 2014	3,661	11,583	75,870	234	91,348

12	Intangible assets and goodwill

	Goodwill	Student relationship	Trade name	Total
	RMB	RMB	RMB	RMB

Cost
Balance at June 30, 2011, 2012, 2013 and 2014	62,046	45,037	16,540	123,623

Accumulated Amortization
Balance at June 30, 2011	—	(28,456)	—	(28,456)
Amortization for the year	—	(5,522)	—	(5,522)

Balance at June 30, 2012	—	(33,978)	—	(33,978)

Amortization for the year	—	(4,194)	—	(4,194)

Balance at June 30, 2013	—	(38,172)	—	(38,172)

Amortization for the year	—	(2,517)	—	(2,517)

Balance at June 30, 2014	—	(40,689)	—	(40,689)

Carrying amounts
At June 30, 2012	62,046	11,059	16,540	89,645

At June 30, 2013	62,046	6,865	16,540	85,451

At June 30, 2014	62,046	4,348	16,540	82,934

Intangible assets and goodwill arose from the acquisition of Tianma Experimental on July 1, 2009. Mr. Feng and Mr. Meng acquired 80% and 20% registered capital equity interest in Tianma Experimental for a total cash consideration of RMB114,000.

The goodwill recognized on the acquisition is mainly attributable to the synergies expected to be achieved from integrating Tianma Experimental into the Group’s existing business.

Student	relationship

The amortization of student relationship is included in ‘selling expenses’. No impairment loss of the student relationship intangible asset was recognized in the statements of comprehensive income for the years ended June 30, 2012, 2013 and 2014.

Goodwill	and trade name with indefinite useful lives

For the purpose of impairment testing, goodwill and trade name are allocated to a group of cash-generating units which represents the lowest level within the Group at which the goodwill and trade name are monitored for internal management purpose. The recoverable amount of goodwill is estimated based on estimated discounted cash flows forecast. In forming this assumption the Group has used a combination of long term trends, industry forecasts and in house estimates.

For the purpose of impairment testing, the carrying amounts of goodwill and trade name are allocated to Tianma Experimental, which is the lowest level for which the assets are monitored for internal management purpose. The aggregated carrying amounts of goodwill and trade name are as follows:

	2013	2014

Goodwill	62,046	62,046
Trade name	16,540	16,540

Total	78,586	78,586

12	Intangible assets and goodwill (continued)

Goodwill	and trade name with indefinite useful lives (continued)

The recoverable amount of this CGU was based on fair value less costs of disposal, which was estimated using discounted cash flow projections. The fair value measurement was categorized as a Level 3 fair value based on the inputs in the valuation technique used (see Note 2(e)).

The key assumptions used in the estimation of the recoverable amount are set out below. The values assigned to the key assumptions represented management’s assessment of future trend in the relevant industry and were based on historical data from both external and internal sources.

In percent	2012	2013	2014

Discount rate	24%	24%	24%
Terminal value growth rate	3%	3%	3%

The discount rate was a post-tax measure estimated based on the historical industry average weighted-average cost of capital, with a possible debt leveraging of 0%.

The cash flow projections included specific estimates for five years and a terminal growth rate thereafter. The terminal growth rate was determined based on management’s estimate, consistent with the assumption that a market participant would make.

Budgeted EBITDA was estimated taking into account past experience, adjusted as follows.

•	Revenue growth was projected taking into account the average growth levels experienced over the past five years and the estimated student headcount and tuition growth for the next five years. It was assumed that tuition would increase in line with forecast inflation over the next five years.

•	Growth of cost of sales, selling expenses and administrative expenses were projected taking into account of inflation and estimated student headcount for the next five years.

The estimated recoverable amount of the CGU exceeded its carrying amount as of June 30, 2012, 2013 and 2014 respectively.

The recoverable amount of trade name is determined using the relief from royalty method. These calculations use post-tax cash flow projections for 5 years based on financial budgets approved by management, including royalty rate of 3% (2013 and 2012: 3%), terminal growth rate of 3% (2013 and 2012: 3%) and the applicable discount rate of 24% (2013 and 2012: 24%). Management determined the expected growth rates and the operating results based on the past performance and its expectations in relation to market developments. The discount rate used is post-tax and reflects specific risks relating to the Company.

Based on management’s assessment results, there was no impairment of goodwill and trade name as at June 30, 2012, 2013 and 2014 and no reasonable change to the assumptions would lead to an impairment charge.

13	Other receivables

	2013	2014
	RMB	RMB

Amount due from a related party (Note 18(a)(i))	—	1,257
Loans due from a related party (Note 18(a)(ii))	275,504	—

Other receivables due from related parties	275,504	1,257

Other receivables due from third parties	1,394	1,380

Total	276,898	2,637

13	Other receivables (continued)

The Group’s exposure to credit risks related to other receivables is disclosed in Note 17.

As of June 30, 2013, the Group has loans outstanding of RMB 275,504 due from a related party company (See Note 18). The loans were made through an entrusted loan arrangement with a third party bank. The loans bear interest rate at 6% per annum and were collected in full on September 5, 2013.

14	Cash and cash equivalents

	2013 RMB	2014 RMB
Cash in hand	71	14
Cash at bank	26,332	17,331
Cash held at a related party finance entity	—	24,658

Total	26,403	42,003

Cash at bank consists of demand deposit, and is held by third party financial institutions located within the PRC (including Hong Kong). Cash held at a related party finance entity represents demand deposits and 7-day call deposits held at Hailiang Finance Co., Ltd. (“Hailiang Finance”) (see Note 18(a)(iii)).

15	Capital and reserve

(a)	Share capital and share premium

	2012	2013	2014
In issue at July 1	36,000,000	36,500,000	36,500,000
Issued for cash	500,000	—	—

In issue at June 30 par value USD0.001—authorized and issued	36,500,000	36,500,000	36,500,000

All ordinary shares rank equally.

(i)	Ordinary shares

Holders of these shares are entitled to dividends as declared from time to time and are entitled to one vote per share at general meetings of the Company.

Issue of ordinary shares—private placement

In March 2012, in connection with a private placement by a third party investor, the Board increased the authorized ordinary shares from 36,000,000 shares to 36,500,000 shares. Concurrently, 500,000 newly authorized ordinary shares were issued to Maxida International Company Limited (“Maxida”). The Company received cash proceeds of USD 3,000 (RMB equivalent 18,867) from Maxida in exchange for 1.4% equity interest in the Company.

(ii)	Share premium

Share premium relates to the following issuances of the Company’s ordinary shares:

(i)	Share deficit of RMB 236 for ordinary shares issued by the Company to Mr. Feng for nil consideration upon the Company’s incorporation.

(ii)	The capital contributed by Maxida in excess of the par value of the ordinary shares issued in the private placement of RMB 18,864.

15	Capital and reserve (continued)

(a)	Share capital and share premium (continued)

(iii)	Contributed capital

Contributed capital represented the following capital transactions with the Company’s shareholders:

(i)	The contributions of the registered capital of 100% of Foreign Language and 60% of Private High made by Mr. Feng totaling RMB 82,800.

(ii)	The consideration of RMB 110,000 made by Mr. Feng for the acquisition of 80% registered capital equity interest in Tianma Experimental.

(iii)	The share capital of HKD 10 (RMB equivalent 9) contributed by Mr. Feng upon incorporation of Hailiang HK.

(iv)	RMB 32,906 arising from acquisition of non-controlling interests (see Note 4).

(v)	The capital contributions of RMB 139,980 paid by Mr. Feng upon incorporation of Hailiang Investment.

(vi)	Cash consideration of RMB 139,800 paid to Mr. Feng for the transfer of 100% registered capital equity interest in each of the Three Schools.

(b)	Nature and purpose of reserves

(i)	Translation reserve

The translation reserve comprises foreign currency differences arising from the translation of the financial statements of the Company’s subsidiaries into the presentation currency.

(ii)	OCI accumulated in reserves

	2012 Translation reserve RMB	2013 Translation reserve RMB	2014 Translation reserve RMB
Foreign currency translation difference	18	18	18

Total	18	18	18

(c)	Dividend

Dividend distributions of RMB 67,000 were declared and paid during the year ended June 30, 2012. No dividends were declared and paid during the years ended June 30, 2013 and 2014.

16	Trade and other payables

	2013	2014
	RMB	RMB
Trade payable	13,811	15,503
Accrued payroll	24,254	22,827
Other payables due to third parties	6,443	8,360

Trade and other payable due to third parties	44,508	46,690
Other payables due to a related party (Note 18(a)(iv)/(v))	2,342	5,112

Total	46,850	51,802

The Group’s exposure to liquidity risk related to other payables is disclosed in Note 17.

17	Financial risk management and fair values

The Group has exposure to the following risks from financial instruments:

•	credit risk

•	liquidity risk

•	market risk

This note presents information about the Group’s exposure to each of the above risks, the Group’s objectives, policies and processes for measuring and managing risk, and the Group’s management of capital.

The Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework.

(a)	Credit risk

The Group’s credit risk is primarily attributable to other receivables, cash at bank, and cash and term deposits held at a related party finance entity. The carrying amount of financial assets represents the maximum credit exposure.

Cash	at bank

All of the Group’s cash at bank is held by third-party financial institutions located within the PRC (including Hong Kong). Financial institutions in the PRC do not have insurance similar to that provided by the Federal Deposit Insurance Corporation in the United States of America.

Other receivables

Other receivables mainly are comprised of loans due from a related party, which were collected in full on September 5, 2013.

Cash demand deposit and term deposits placed with a related party finance entity

As at June 30, 2014, the Group has cash demand deposits of RMB 24,658 and cash term deposits with maturities ranging from three months to less than one year amounting to RMB 420,000 at Hailiang Finance. The total amount of RMB 444,658 represented 96% of the Group’s consolidated current assets as of June 30, 2014.

Hailiang Finance is a finance company that is licensed to provide intra-group financing arrangements within Hailiang Group Inc. (“Hailiang Group”) subsidiaries and other related party companies. Hailiang Finance is a subsidiary of Hailiang Group, an entity controlled by Mr. Feng. The establishment of Hailiang Finance was approved by the China Banking Regulatory Commission (“CBRC”) as a non-banking financial institution to solely facilitate Hailiang Group’s internal financing transactions including issuing loans to and accepting cash deposits from its subsidiaries and other related party entities. Pursuant to the license issued by CBRC, Hailiang Finance is not permitted to make any loans or accept any deposits from any parties that are unrelated to Hailiang Group, except for inter-bank transactions with other unrelated commercial banks.

In September 2014, Hailiang Group and Mr. Feng provided a guarantee on the Group’s deposits with Hailiang Finance. Based on two recent PRC credit rating organizations, Hailiang Group has been rated AA which indicates strong ability to make payments on debts as they become due.

17	Financial risk management and fair values (continued)

(a)	Credit risk (continued)

Cash demand deposit and term deposits placed with a related party finance entity (continued)

Management believes that the credit risk on the Group’s cash deposit of RMB 444,658 is low considering Hailiang Group’s guarantee and credit rating.

To reduce its credit exposure with Hailiang Finance, the Group will limit the amount deposited with Hailiang Finance to an amount not exceeding RMB 152 million based on current policy effective September 2014. Accordingly, the Group expects to withdraw the amount exceeding this threshold from Hailiang Finance and deposit such amount with third-party commercial banks by the end of October 2014.

(b)	Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

The following are the contractual maturities of financial liabilities, including estimated interest payments:

	June 30, 2013
Non-derivative financial instruments	Carrying amount	Contractual cash flows	1 year or less
	RMB	RMB	RMB
Trade and other payables	46,850	46,850	46,850

	June 30, 2014
Non-derivative financial instruments	Carrying amount	Contractual cash flows	1 year or less
	RMB	RMB	RMB
Trade and other payables	51,802	51,802	51,802

(c)	Market rate risk

Interest	rate risk

The interest rates of cash held in bank and deposits placed with Hailiang Finance ranged from 0.36% to 3% per annum for the years ended June 30, 2013 and 2014.

The Group does not account for any financial assets at fair value through profit or loss.

(d)	Fair value

The carrying amounts of financial assets and liabilities approximate their respective fair values as at June 30, 2013 and 2014, respectively, due to their short-term maturities.

The fair value of the term deposits placed with a related party finance entity (see Note 18(a)(iii)) was categorized in the fair value hierarchy as Level 3. The interest rates for the term deposits placed with a related party finance entity approximate the interest rates quoted by the People’s Bank of China.

17	Financial risk management and fair values (continued)

(e)	Capital management

The Group actively and regularly reviews and manages its capital structure to maintain a balance between higher shareholders’ return that might be possible with higher levels of borrowings, and makes adjustments to the capital structure in light of changes in economic conditions.

The Group is not subject to externally imposed capital requirements.

18	Related parties

The Group entered into significant transactions with related parties during each of the years in the three-year period ended June 30, 2014.

(a)	The significant related party transactions are summarized as follows:

		2012	2013	2014
	Note	RMB	RMB	RMB
Advances made to a related party	(i)	195,166	234,153	3,769
Repayment of advances made to a related party	(i)	(234,975)	(290,300)	(4,436)
Loans made to a related party	(ii)	—	(380,000)	(600,000)
Repayment of loans made to a related party	(ii)	30,000	118,500	861,500
Interest income	(ii)	(289)	(14,004)	(15,678)
Deposits of cash at Hailiang Finance, net of withdrawals	(iii)	—	—	(24,658)
Term deposits placed with Hailiang Finance	(iii)	—	—	(640,000)
Maturity of term deposits placed with Hailiang Finance	(iii)	—	—	220,000
Rental expenses	(iv)	(4,600)	(9,600)	(9,600)
Expenses paid on behalf by a related party	(v)	—	—	2,103

The significant related party balances are summarized as follows:

		2013	2014
	Note	RMB	RMB
Amount due from a related party	(i)	—	1,257
Loans due from a related party	(ii)	275,504	—

Other receivables due from related parties		275,504	1,257

Cash held at a related party finance entity	(iii)	—	24,658
Term deposits placed with a related party finance entity	(iii)	—	420,000

Amount due to a related party	(iv)/(v)	(2,342)	(5,112)

Other payables due to a related party		(2,342)	(5,112)

The Company’s majority shareholder, Mr. Feng owns or controls other non-educational services businesses (“Related Party Companies) that from time to time require short-term financing to support their business operations and working capital needs. After considering the cash on hand and forecasted cash flows to fund its operations, the Group issued financing to these companies during the periods presented.

The financing was provided in the form of interest-free advances or interest earning loans. Advances do not have a fixed term and are repayable upon demand. The loans have terms less than one year and allow for early repayment. The Related Party Companies have both the intent and the ability to repay the advances upon demand and the loan principal amount at maturity. To the extent the Group requires

18	Related parties (continued)

(a)	The significant related party transactions are summarized as follows: (continued)

cash to fund its operating or investing activities, Mr. Feng would request the Related Party Companies to repay the advance upon demand or early repay the loan principal amount to the Group. The Related Party Companies have historically repaid advances upon demand or paid the full principal amount plus the related interest income at maturity.

(i)	During the years ended June 30, 2012, 2013 and 2014, the Group provided interest-free advances of RMB 195,166, RMB 234,153 and RMB 3,769, respectively, to Zhejiang Hailiang Education Group (“ZHEG”), a property investment holding company controlled by Mr. Feng. ZHEG is the lessor of the properties and facilities leased to the Group (Note 18(a)(iv)). The advances did not have a fixed term of repayment and were repayable upon demand. The Group collected RMB 234,975, RMB 290,300 and RMB 4,436 of repayment from ZHEG during the years ended June 30, 2012, 2013 and 2014, respectively.

RMB 2,659 and RMB 1,991 was net off against an equivalent rental payable amount arising from properties and facilities leased from ZHEG (Note 18(a)(iv)) for the years ended June 30, 2013 and 2014, respectively. As of June 30, 2014, the amount due from a related party of RMB 1,257 represented the interest receivable due from Hailiang Finance (Note 18(a)(iii)).

(ii)	During the year ended June, 30, 2011, the Group provided loans of RMB 30,000 to ZHEG, which was repayable within one year. The Group collected RMB 30,000 from ZHEG during the year ended June 30, 2012. The loans bore interest rate at 5.6%~6.1% per annum, and the related interest income from the loans during the year ended June 30, 2012 amounted to RMB 289.

During the year ended June 30, 2013, through an entrusted loan agreement with a third party bank, the Group provided loans of RMB 380,000 to Zhejiang Ming Xuan Construction Engineering Co., Ltd. (“MXCE”), a construction company controlled by Mr. Feng. MXCE is involved in developing residential real estate project in Zhuji City. Pursuant to the entrusted loans agreements, the loans bear interest rate at 6% per annum, and shall be repaid before September 27, 2013. The Group collected RMB 118,500 from MXCE during the year ended June 30, 2013. The remaining principal balance of RMB 261,500, together with related interest income, was collected in full on September 5, 2013. The interest income from the loans during the years ended June 30, 2013 and 2014 amounted to RMB 14,004 and RMB 2,744, respectively.

On September 9, 2013 (subsequent to the collection of the loan from MXCE), through an entrusted loan arrangement with Hailiang Finance, the Group provided loans of RMB 600,000 to Suzhou Wujiang Hailiang Real Estate Development Co., Ltd. (“Hailiang Real Estate”), an entity controlled by Mr. Feng. Hailiang Real Estate is involved in developing residential real estate project in Suzhou City. The loans bore interest rate at 6% per annum and was collected in full as of March 31, 2014.

In December 2013, in anticipation of an IPO in an overseas capital market and to improve the Group’s corporate governance, the Group terminated its business practice of issuing advances and loans to entities controlled by Mr. Feng.

(iii)

As at June 30, 2014, the Group has cash demand deposits of RMB 24,658 and cash term deposits with maturities ranging from three months to less than one year amounting to RMB 420,000 that are placed at Hailiang Finance. The cash demand deposits are held for the purpose of meeting short-term cash commitments, such as to pay for the Group’s operating expenses at any time. The cash term deposits are held for investment purpose. During the year ended June 30, 2014, RMB 640,000 was deposited with Hailiang Finance for terms ranging from three months to one year, of which RMB 220,000 matured. The term deposits can be withdrawn prior to their maturity without

18	Related parties (continued)

(a)	The significant related party transactions are summarized as follows: (continued)

incurring significant penalties. Such amounts have been presented as investing activities in the statements of cash flows.

(iv)	Each of the Three Schools leases the school buildings and the related facilities from ZHEG. For the year ended June 30, 2012, the Three Schools entered into twenty years lease agreements with ZHEG for the lease of these assets at a total rental expense of RMB 4,600 per year. On July 1, 2012, Private High entered into a revised lease agreement with ZHEG for additional properties and facilities, which resulted in an increase of rent expense from RMB 2,000 to RMB 7,000 per year. The leasing term and rental amount of each of the Three Schools is as follows:

	Leasing Period	2012	2013	2014
		RMB	RMB	RMB
Foreign Language	07/01/2009~06/30/2029	1,000	1,000	1,000
Private High	07/01/2005~06/30/2025	2,000	7,000	7,000
Tianma Experimental	07/01/2009~06/30/2029	1,600	1,600	1,600

Total		4,600	9,600	9,600

The rental amount due to ZHEG was RMB 2,342 and 3,009 as of June 30, 2013 and 2014, respectively.

(v)	During the year ended June 30, 2014, Hailiang Group paid professional service fees of RMB 2,103 on behalf of the Company. Such amount is due and payable on demand.

(b)	Transactions with key management personnel

Remuneration of the directors and key management personnel of the Group for the years ended June 30, 2012, 2013 and 2014 is as follows:

	2012	2013	2014
	RMB	RMB	RMB

Short-term employee benefits	1,023	1,223	1,418
Discretionary bonuses	2,200	2,900	2,900

	3,223	4,123	4,318

Total remuneration is included in “employee benefit expenses” (Note 7).

19	Operating lease commitments

Operating lease commitments, which are primarily with a related party, are as follows:

	2013	2014
	RMB	RMB

Less than one year	9,760	9,759
More than one year but less than five years	47,035	39,035
More than five years	73,119	72,961

	129,914	121,755

20	Parent company financial statement

The following presents Hailiang Education Group Inc. or parent only financial information.

HAILIANG EDUCATION GROUP INC.

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED JUNE 30, 2012, 2013 AND 2014

(Amounts in thousands)

	2012	2013	2014
	RMB	RMB	RMB
Revenue	—	—	—
Cost of revenue	—	—	—

Gross profit	—	—	—
Other income	—	—	—
Selling expenses	—	—	—
Administrative expenses	(2)	(2)	(5)

Results from operating activities	(2)	(2)	(5)

Net finance income	—	—	—

Loss before tax	(2)	(2)	(5)
Tax expense	—	—	—

Loss for the year	(2)	(2)	(5)

Other comprehensive income-foreign currency translation differences	107	(438)	(77)
Comprehensive income for the year	105	(440)	(82)

20	Parent company financial statement (continued)

HAILIANG EDUCATION GROUP INC.

CONDENSED STATEMENTS OF FINANCIAL POSITION

FOR THE YEARS ENDED JUNE 30, 2013 AND 2014

(Amounts in thousands)

	2013 RMB	2014 RMB
Assets
Loan receivable from a subsidiary	18,539	18,462

Non-current assets	18,539	18,462

Cash	39	34

Current assets	39	34

Total assets	18,578	18,496

Equity
Share capital	239	239
Share premium	18,628	18,628
Translation reserve	(331)	(408)
Retained earnings	(5)	(10)

Total equity	18,531	18,449

Liabilities
Other payables	47	47

Current liabilities	47	47

Total liabilities	47	47

20	Parent company financial statement (continued)

HAILIANG EDUCATION GROUP INC.

CONDENSED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30, 2012, 2013 AND 2014

(Amounts in thousands)

	2012	2013	2014
	RMB	RMB	RMB
Cash flows from operating activities

Loss for the year	(2)	(2)	(5)
Change in trade and other payables	48	(2)	—

Net cash from operating activities	46	(4)	(5)

Cash flows used in investing activities

Loan made to a subsidiary	(18,867)	—	—

Net cash used in investing activities	(18,867)	—	—

Cash flows from financing activities

Proceeds from issue of ordinary shares	18,867	—	—

Net cash provided from financing activities	18,867	—	—

Net foreign exchange (gain)/loss	(4)	1	—
Net increase/(decrease) in cash	42	(3)	(5)
Cash at the beginning of the year	—	42	39
Cash at end of the year	42	39	34

American depositary shares

Hailiang Education Group Inc.

Representing              ordinary shares

Prospectus dated             , 2014

Part II

Information not Required in Prospectus

Item 6. Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences or committing a crime. We intend to adopt a post-offering articles of association that will provide for indemnification of officers and directors for costs, charges, expenses, judgments, losses, damages or liabilities sustained by such persons in connection with actions or proceedings to which they are a party or are threatened to be made a party by reason of their acting as our directors or officers, other than as a result of such person’s actual fraud or willful default.

Pursuant to the indemnification agreement, the form of which is filed as Exhibit 10.2 to this registration statement, we will agree to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The underwriting agreement, the form of which is filed as Exhibit 1.1 to this registration statement, will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities

During the past three years, we have issued the following securities (including options to acquire our ordinary shares). We believe that the following issuance was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act or under Section 4(2) of the Securities Act regarding transactions not involving a public offering. No underwriters were involved in the issuance.

Purchaser	Date of sale or issuance	Type and number of securities	Consideration (US$)	Underwriting discount and commission
Maxida International Company Limited	March 23, 2012	500,000 ordinary shares	3,000,000	N/A

Item 8. Exhibits and Financial Statement Schedules

(a)	Exhibits

See the Exhibit Index for a complete list of all exhibits filed as part of this registration, which Exhibit Index is incorporated herein by reference.

(b)	Financial statement schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or the notes thereto.

Item 9. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant under the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4) For the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in                     , People’s Republic of China, on             , 2014.

Hailiang Education Group Inc.

By:
	Name:	Ming Wang
	Title:	Chairman and Chief Executive Officer

Power of Attorney

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints                    and                     , and each of them acting individually, as an attorney-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on            , 2014.

Signature	Title

Name: Ming Wang	Chairman and Chief Executive Officer (principal executive officer)

Name: Lei Chen	Chief Financial Officer

Name: Ying Xin	Director and Principal General

Name:	Independent Director

Name:	Independent Director

Signature of Authorized Representative in the United States

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Hailiang Education Group Inc. has signed this registration statement or amendment thereto in New York, on             , 2014.

By:
Name:
Title:

Exhibit Index

Exhibit number	Description of document

1.1*	Form of Underwriting Agreement

3.1†	Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect

3.2*	Form of Amended and Restated Memorandum and Articles of Association of the Registrant, effective upon the SEC’s declaration of effectiveness of the registration on Form F-1 of the Registrant

4.1*	Form of the Registrant’s American depositary receipt (included in Exhibit 4.3)

4.2*	Registrant’s Specimen Certificate for Ordinary Shares

4.3*	Form of Deposit Agreement between the Registrant, the depositary and holders of the American depositary shares

5.1*	Opinion of Conyers Dill & Pearman (Cayman) Limited regarding the validity of ordinary shares being registered and certain Cayman Islands tax matters

8.1*	Opinion of Conyers Dill & Pearman (Cayman) Limited regarding certain Cayman Islands tax matters (included in Exhibit 5.1)

8.2*	Opinion of Kirkland & Ellis LLP regarding certain United States federal tax matters

10.1*	Form of Employment Agreement between the Registrant and the executive officers of the Registrant

10.2*	Form of Indemnification Agreement with the Registrant’s directors

10.3†	English translation of Equity Pledge Agreement among Hailiang Consulting, Mr. Feng and Hailiang Investment, dated December 31, 2013

10.4†	English translation of Call Option Agreement among Hailiang Consulting, Hailiang Investment and Mr. Feng, dated December 31, 2013

10.5†	English translation of Power of Attorney from Mr. Feng, dated December 31, 2013

10.6†	English translation of Consulting Services Agreement among Hailiang Consulting, Hailiang Investment, Hailiang Investment’s affiliates and Mr. Feng, dated December 31, 2013

10.7†	English translation of Property Lease Agreement between Zhejiang Hailiang Education Group Ltd. and Zhuji Hailiang Foreign Language School, dated June 30, 2009

10.8†	English translation of Property Lease Agreement between Zhejiang Hailiang Education Group Ltd. and Zhuji Private High School, dated June 30, 2005

10.9†	English translation of Supplemental Agreement to Property Lease Agreement between Zhejiang Hailiang Education Group Ltd. and Zhuji Private High School, dated June 30, 2012

10.10†	English translation of Property Lease Agreement between Zhejiang Hailiang Education Group Ltd. and Tianma Experimental School, dated June 30, 2009

21.1†	List of subsidiaries of the Registrant

23.1*	Consent of KPMG Huazhen (SGP)

23.2*	Consent of Conyers Dill & Pearman (Cayman) Limited (included in Exhibit 5.1)

23.3*	Consent of Kirkland & Ellis LLP (included in Exhibit 8.2)

Exhibit number	Description of document

23.4*	Consent of AllBright Law Offices (included in Exhibit 99.2)

23.5	Consent of CCID Consulting Co., Ltd.

24.1*	Powers of Attorney (included on the signature page to this Registration Statement)

99.1*	Code of Business Conduct and Ethics of the Registrant

99.2*	Opinion of AllBright Law Offices regarding certain PRC law matters

†	Previously submitted.
*	To be filed by amendment.